  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 1998.

                                                     REGISTRATION NO. 333-51859
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                               ARIS CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      WASHINGTON                     7379                  91-1497147
   (STATE OR OTHER            (PRIMARY STANDARD         (I.R.S. EMPLOYER
   JURISDICTION OF                INDUSTRIAL         IDENTIFICATION NUMBER)
   INCORPORATION OR          CLASSIFICATION CODE
    ORGANIZATION)                  NUMBER)

 2229 112TH AVENUE NE                                CT CORPORATION SYSTEMS
 BELLEVUE, WASHINGTON                                   520 PIKE STREET
 98004 (425) 372-2747                              SEATTLE, WASHINGTON 98101
     (ADDRESS AND                                        (206) 622-4511
 TELEPHONE NUMBER OF                              (NAME, ADDRESS AND TELEPHONE
     REGISTRANT'S                                 NUMBER OF AGENT FOR SERVICE)
 PRINCIPAL EXECUTIVE
       OFFICES)

                                ---------------

                                  COPIES TO:

BRADLEY B. FURBER, ESQ.    NORBERT W. SUGAYAN, JR., ESQ. MICHAEL D. HARRIS, ESQ.    NINA S. GORDON, P.A.
JEFFREY M. HEUTMAKER,      GENERAL COUNSEL               BETH J. HARRIS, ESQ.       DALE S. BERGMAN, P.A.
ESQ.                       ARIS CORPORATION              MICHAEL HARRIS, P.A.       BROAD AND CASSEL
VAN VALKENBERG FURBER LAW  2229 112TH AVENUE NE          SUITE 400                  201 SOUTH BISCAYNE BLVD.
GROUP P.L.L.C.             BELLEVUE, WASHINGTON 98004    712 U.S. HIGHWAY ONE       SUITE 3000
1325 FOURTH AVENUE, SUITE  TELEPHONE: (425) 372-2747     NORTH PALM BEACH, FL 33408 MIAMI, FL 33131
1200                       FACSIMILE: (425) 372-2799     TELEPHONE: (561) 844-3600  TELEPHONE: (305) 373-9400
SEATTLE, WASHINGTON                                      FACSIMILE: (561) 845-0108  FACSIMILE: (305) 373-9493
98101-2509
TELEPHONE: (206) 464-0460
FACSIMILE: (206) 464-2857

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement which relates to the merger (the "Merger") of InTime Systems International, Inc. ("InTime") with and into ARIS Corporation ("ARIS") pursuant to the Merger Agreement described herein.

                                ---------------

  If any of these securities being registered in this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECAME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      INTIME SYSTEMS INTERNATIONAL, INC.

                          PRELIMINARY PROXY STATEMENT

                               ----------------

                               ARIS CORPORATION

                            PRELIMINARY PROSPECTUS

  This preliminary proxy statement/prospectus (the "Proxy Statement/Prospectus") is being furnished to stockholders of InTime Systems International, Inc., a Delaware corporation ("InTime"), in connection with the solicitation of proxies by the Board of Directors of InTime for use at the Special Meeting of Stockholders of InTime to be held at the offices of InTime, 1601 Forum Place, West Palm Beach, Florida, on Friday, June 26, 1998, at 5:00 p.m., local time, and at any adjournments or postponements thereof (the "Special Meeting"), for the purposes set forth herein and in the accompanying Notice of Special Meeting of Stockholders of InTime.

  This Proxy Statement/Prospectus also constitutes a prospectus of ARIS Corporation, a Washington corporation ("ARIS") with respect to shares of ARIS common stock, without par value (the "ARIS Common Stock") and warrants to purchase ARIS Common Stock to be issued in connection with the merger (the "Merger") of InTime with and into ARIS pursuant to the Agreement and Plan of Merger dated April 26, 1998, as amended (the "Merger Agreement") between InTime and ARIS. At the effective time of the Merger (the "Effective Time")
(i) InTime will merge with and into ARIS, and ARIS will be the surviving corporation; (ii) each outstanding share of InTime Class A Common Stock (the "InTime Common Stock") will be converted into the right to receive shares of ARIS Common Stock, based on a ratio described more fully below (the "Exchange Ratio"); (iii) each outstanding InTime Class A Warrant to purchase one share of InTime Common Stock (an "InTime Warrant") will be converted into a warrant to purchase, on the same terms and conditions, shares of ARIS Common Stock (an "ARIS Warrant") based on the Exchange Ratio; and (iv) each outstanding InTime option to purchase one share of InTime Common Stock (an "InTime Option") will be converted into an option to purchase, on the same terms and conditions, shares of ARIS Common Stock (an "ARIS Option") based on the Exchange Ratio. ARIS will not exchange any of its securities for the units of InTime securities, consisting of one share of InTime Common Stock and one InTime Warrant (the "Units"), as such, but will instead treat separately each share of InTime Common Stock and each InTime Warrant constituting such Units in the manner described herein.

  If the Merger is approved, InTime stockholders shall receive for each share of InTime Common Stock held that number of fractional shares of ARIS Common Stock equal to the Exchange Ratio. The Exchange Ratio will be determined as of the Closing Date of the Merger by using a $33 million acquisition price for all of the InTime Common Stock, InTime Warrants and InTime Options, and then assigning relative values to each of them based on calculations done immediately preceding the date of the Merger Agreement. The InTime Warrants and InTime Options have been assigned a value of $5,367,375 and $3,462,737, respectively, based upon a market valuation with respect to the InTime Warrants and a Black Scholes financial analysis with respect to the InTime Options, leaving $24,169,888 as the relative portion of the acquisition price allocated to all of the InTime Common Stock.


  The Exchange Ratio will be calculated as follows: (i) determining the average of the closing prices for one share of ARIS Common Stock (as reported by the Nasdaq National Market) for the 10 trading days immediately preceding the Closing Date (the "ARIS Closing Share Price"); (ii) dividing $24,169,888 by: (x) the ARIS Closing Share Price, in the event the ARIS Closing Share Price is less than $34.56; (y) $34.56, if the ARIS Closing Share Price is from $34.56 through $35.00; and (z) the ARIS Closing Share Price minus $0.44, if the ARIS Closing Share Price is greater than $35.00; and (ii) dividing such quotient by the number of shares of InTime Common Stock outstanding as of the Closing Date. The Exchange Ratio will decline (resulting in fewer shares of ARIS Common Stock being issued to the InTime stockholders) as the ARIS Closing Share Price increases. The Merger Agreement provides price protection for holders of InTime Common Stock, by assigning a minimum price per share for the InTime Common Stock of $9.20 (the "Minimum Price Per Share").

  Based on this formula, stockholders of InTime will receive shares of ARIS Common Stock with a minimum market value as of the date the Exchange Ratio is determined of approximately $9.20 per share of InTime Common Stock. This represents a premium of approximately $1.39 per share over the closing price of the InTime Common Stock (as reported on the Nasdaq Small Cap Market) on April 27, 1998 of $7.81 per share and of approximately $2.1375 per share over the closing price (as reported on the Nasdaq Small Cap Market) on May 27, 1998 of $7.0625 per share. Although there is no maximum number of shares of ARIS Common Stock that may be issued in the Merger, the market value as of the date the Exchange Ratio is determined of the shares of ARIS Common Stock to be issued to the InTime stockholders will range from $9.20 per share of InTime Common Stock (if the ARIS Closing Share Price is $34.56 or less) to a maximum of approximately $9.32 per share of InTime Common Stock (if the ARIS Closing Price Per Share is $35.00 or greater). Because the Exchange Ratio will be determined as of the day prior to the Closing Date, however, any increase or decrease in the market price of the ARIS Common Stock occurring on the Closing Date will not result in a further readjustment to the Exchange Ratio. Therefore, the actual market value as of the Closing Date of the ARIS Common Stock to be issued to the InTime stockholders may be less than $9.20 per share or greater than $9.32 per share. InTime stockholders are urged to obtain current market prices for the InTime Common Stock and the ARIS Common Stock.


  The proposed Merger is contingent upon, among other things, approval by the stockholders of InTime. The proposed Merger will be consummated as soon as practicable after such approval is obtained and the other conditions to the Merger are satisfied or waived. InTime has received irrevocable proxies from affiliates sufficient to approve the Merger provided the average of the closing prices for one share of ARIS Common Stock (as reported by the Nasdaq National Market) for the nine trading days immediately preceding the Special Meeting and for the date of the Special Meeting (the "Proxy Price") is not less than $25.00. ARIS has the unilateral right (the "ARIS Market Out") to terminate the Merger Agreement following the Special Meeting in the event the average of the closing prices for one share of ARIS Common Stock as reported by the Nasdaq National Market for any ten consecutive trading day period (which period must end on a day following the Special Meeting) is less than $25.00; if ARIS exercises the ARIS Market Out, however, ARIS must pay to InTime a termination fee of $500,000. ARIS and InTime anticipate that the Merger will become effective on June 30, 1998. THUS, THE ACTUAL EXCHANGE RATIO AND THE RESULTING ACTUAL MARKET VALUE OF THE ARIS COMMON STOCK TO BE ISSUED IN THE MERGER WILL NOT BE DETERMINED UNTIL AFTER THE INTIME STOCKHOLDERS HAVE VOTED ON THE MERGER.


  On April 24, 1998, the last trading day preceding the public announcement of the proposed Merger, the last reported sale price on the Nasdaq National Market of ARIS Common Stock was $33.00. On May 27, 1998, the latest practicable trading day prior to the printing of this Proxy
Statement/Prospectus, the last reported sale price on the Nasdaq National Market of ARIS Common Stock was $28.25.

  All information contained in this Proxy Statement/Prospectus relating to InTime has been supplied by InTime, and all information contained herein relating to ARIS has been supplied by ARIS.

  This Proxy Statement/Prospectus and the accompanying forms of proxy are
first being mailed to stockholders of InTime on or about     , 1998.

  SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY THE INTIME STOCKHOLDERS IN EVALUATING THE PROPOSAL RELATED TO THE MERGER TO BE VOTED UPON AT THE SPECIAL MEETING OF STOCKHOLDERS OF INTIME AND THE ACQUISITION OF THE SECURITIES OFFERED HEREBY.

                               ----------------

NEITHER THIS  TRANSACTION NOR THE SECURITIES OF ARIS OFFERED  HEREBY HAVE BEEN
 APPROVED OR  DISAPPROVED BY  THE SECURITIES AND  EXCHANGE COMMISSION  OR ANY
  STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
   OF THIS  PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO  THE CONTRARY
    IS A CRIMINAL OFFENSE.

                               ----------------

        THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS         , 1998.

                             AVAILABLE INFORMATION

  ARIS and InTime are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by ARIS and InTime with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's regional offices at CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Commission at prescribed rates by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. ARIS Common Stock is listed and traded on the Nasdaq National Market, and such reports, proxy statements and other information concerning ARIS are available for inspection and copying at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  Under the rules and regulations of the Commission, the vote on the approval of the Merger Agreement by holders of InTime Common Stock constitutes an offering of the ARIS Securities to be issued in connection with the Merger. Accordingly, ARIS has filed with the Commission a Registration Statement on Form S-4 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to such securities. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission and to which portions reference is hereby made. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to ARIS, InTime, the Merger, the securities offered hereby and related matters, reference is made to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates.

                               ----------------

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS ARE AVAILABLE UPON REQUEST FROM NORBERT W. SUGAYAN, JR., ARIS CORPORATION, 2229 112TH AVENUE NE, BELLEVUE, WASHINGTON 98004, TELEPHONE (425) 372-2747. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY A DATE FIVE BUSINESS DAYS PRIOR TO THE DATE ON WHICH THE FINAL INVESTMENT DECISION MUST BE MADE.

                               ----------------

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE OFFERING AND THE SOLICITATION MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ARIS OR INTIME. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS

NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY INFERENCE THAT THERE HAS NOT BEEN ANY CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF EITHER ARIS OR INTIME SINCE THE DATE HEREOF.

                               ----------------

                         TRADEMARKS AND SERVICE MARKS

  This Proxy Statement/Prospectus contains trademarks and service marks of ARIS and InTime as well as trademarks of other companies.

                          FORWARD-LOOKING STATEMENTS

  Other than statements of historical fact, statements made in this Proxy Statement/Prospectus, including statements as to the benefits expected to result from the Merger and as to future operating results and financial performance are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" below, which InTime stockholders should carefully review.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
SUMMARY....................................................................   1
  The Companies............................................................   1
    ARIS Corporation.......................................................   1
    InTime Systems International, Inc. ....................................   2
  The Merger...............................................................   2
    General................................................................   2
    Effective Time of the Merger...........................................   2
    Merger Consideration...................................................   2
    Exchange of InTime Shares, Warrants and Options........................   3
    Representations and Warranties.........................................   4
    Covenants..............................................................   4
    Conditions to the Merger; Termination..................................   4
    Expenses and Termination Fee...........................................   5
    Accounting Treatment...................................................   5
    ARIS' Reasons for the Merger...........................................   5
    Approval by the ARIS Board.............................................   5
    InTime's Reasons for the Merger........................................   5
    Recommendation of the InTime Board.....................................   5
    Opinion of Financial Advisor to InTime.................................   5
    Forfeiture and Cancellation of Escrow Shares...........................   6
    Interests of Certain Persons in the Merger.............................   6
    Comparison of Stockholder Rights.......................................   6
  Risk Factors.............................................................   6
ADUSTMENTS TO EXCHANGE RATIO...............................................   7
MARKETS AND MARKET PRICES..................................................   7
SELECTED HISTORICAL FINANCIAL INFORMATION..................................   8
COMPARATIVE PER SHARE DATA.................................................  10
RISK FACTORS...............................................................  11
  Risks Related to the Merger..............................................  11
    Certain Conflicts of Interest..........................................  11
    Possible Lack of Premium...............................................  11
    Merger Consideration Not Determinable at Time of Vote..................  11
    Volatility of Stock Price..............................................  11
  Risks Related to ARIS' Business..........................................  12
    Ability to Manage Growth and Integrate Acquisitions....................  12
    Growth Through Acquisitions............................................  12
    Recruitment and Retention of Information Technology Professionals......  12
    Reliance on Key Personnel..............................................  13
    International Operations...............................................  13
    Competition............................................................  13
    Customer Concentration.................................................  14
    Dependence on Key Vendors of Software Technology.......................  14
    Variability of Quarterly Operating Results.............................  14
    Project Risks..........................................................  14
    Rapid Technological Change.............................................  14
    Intellectual Property Rights...........................................  15
    Control by Principal Shareholders......................................  15
    Potential Liability to Clients.........................................  16
    Anti-Takeover Provisions...............................................  16

                                                                            PAGE
                                                                            ----
THE SPECIAL MEETING........................................................  17
  Use of Proxies at the Special Meeting....................................  17
  Revocation of Proxies....................................................  17
  Record Date; Stockholders Entitled to Vote at the Special Meeting........  17
  Quorum; Vote Required for Approval.......................................  17
  Appraisal Rights.........................................................  18
  Solicitation of Proxies..................................................  18
  Recommendation of the InTime Board of Directors..........................  18
  ARIS Stock Price and Dividend Information................................  18
BACKGROUND OF THE MERGER...................................................  19
  ARIS' Reasons for the Merger.............................................  21
  ARIS Board Approval......................................................  21
  InTime's Reasons for the Merger..........................................  21
  InTime Board Approval....................................................  22
  Opinion of Financial Advisor to InTime...................................  22
INTERESTS OF CERTAIN PERSONS IN THE MERGER.................................  24
  General..................................................................  24
  Interests as Holders of InTime Common Stock and InTime Options...........  24
  Insurance and Indemnification............................................  24
  Registration Rights......................................................  24
  Severance Payments.......................................................  24
  ARIS Employment Agreement................................................  25
FEDERAL INCOME TAX CONSEQUENCES............................................  26
ANTICIPATED ACCOUNTING TREATMENT...........................................  28
RESALE OF ARIS COMMON STOCK................................................  28
RIGHTS OF DISSENTING STOCKHOLDERS..........................................  28
THE MERGER AGREEMENT.......................................................  30
  General..................................................................  30
  Merger Consideration.....................................................  30
    Conversion of InTime Common Stock......................................  30
    Conversion of InTime Warrants..........................................  31
    Conversion of InTime Options...........................................  31
  Corporate Matters........................................................  31
  Conditions to the Merger.................................................  32
  Representations and Warranties...........................................  32
  Covenants................................................................  33
  Non-Solicitation.........................................................  33
  Termination..............................................................  34
  Expenses and Termination Fees............................................  34
  Federal Income Tax Consequences..........................................  34
  Accounting Treatment.....................................................  35
  Appraisal Rights.........................................................  35
  Stock Ownership Following Merger.........................................  35
  Conversion of Shares; Procedures for Exchange of Certificates............  35
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION.........................  37
  Notes to Unaudited Pro Forma Combined Financial Statements...............  43
ARIS BUSINESS..............................................................  44
  Overview.................................................................  44
  Industry Background......................................................  44
  The ARIS Solution........................................................  44

                                                                           PAGE
                                                                           ----
  Strategy................................................................  45
  ARIS Consulting and Software Products...................................  46
  ARIS Training...........................................................  47
  Relationships with Key Vendors..........................................  47
  Sales and Marketing.....................................................  48
  Competition.............................................................  48
  Intellectual Property...................................................  48
  Personnel and Human Resources...........................................  49
  Effects of Year 2000 Issue..............................................  49
  Facilities..............................................................  50
  Legal Proceedings.......................................................  50
ARIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS....................................................  51
  Overview................................................................  51
  Recent Acquisitions.....................................................  51
  First Quarter 1998 Compared to First Quarter 1997.......................  52
  1997 Compared to 1996...................................................  54
  1996 Compared to 1995...................................................  55
  Liquidity and Capital Resources.........................................  56
  New Accounting Pronouncements...........................................  57
ARIS MANAGEMENT AND EXECUTIVE COMPENSATION................................  58
  Directors and Executive Officers........................................  58
  Change in Control Arrangements..........................................  60
  Compensation Summary....................................................  61
  Summary Compensation Table..............................................  61
  Option Grants in Last Fiscal Year.......................................  62
  Option Grants in Last Fiscal Year Individual Grants.....................  62
  Option Exercises and Year-End Values....................................  62
  Aggregated Option Exercises During 1997 and Option Values at December
   31, 1997...............................................................  62
  Executive Profit Bonus Plan.............................................  62
  Description of ARIS' 1997 Stock Option Plan.............................  63
  Description of 1998 Employee Stock Purchase Plan........................  64
  ARIS Principal Stockholders.............................................  65
INTIME BUSINESS...........................................................  67
  Product and Service Description.........................................  67
    Consulting Services...................................................  67
    Consulting Staff......................................................  67
    Marketing Consulting Services.........................................  67
    Competition...........................................................  68
    Consulting Agreements.................................................  68
    Major Customers.......................................................  68
    Software Products.....................................................  69
  Marketing and Sales Strategy............................................  69
  TAMS/O..................................................................  69
  License, Maintenance, and Service Agreement.............................  70
  Competition and TAMS/O..................................................  70
  Development.............................................................  70
  Employees...............................................................  70
  Seasonality.............................................................  71
  Year 2000 Issues........................................................  71
  Properties..............................................................  71

                                                                           PAGE
                                                                           ----
  Legal Proceedings.......................................................  72
  Market Prices of InTime Securities......................................  72
INTIME MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS....................................................  73
  Results of Operations...................................................  73
  Revenues................................................................  73
  Cost of Consulting Services.............................................  73
  Software Service Costs..................................................  74
  Sales and Marketing Expenses............................................  74
  Software Development Expenses...........................................  74
  General and Administrative Expenses.....................................  74
  General.................................................................  74
  Selected Financial Data.................................................  75
  Results of Operations...................................................  75
  Revenues................................................................  76
  Consulting Service Costs................................................  76
  Software Service Costs..................................................  76
  Sales and Marketing Expenses............................................  77
  Software Development Expenses...........................................  77
  General and Administrative Expenses.....................................  77
  Results of Operations...................................................  77
  Liquidity and Capital Resources.........................................  78
  Forward-Looking Statements..............................................  78
INTIME MANAGEMENT AND EXECUTIVE COMPENSATION..............................  79
  Directors and Executive Officers........................................  79
  Executive Compensation..................................................  80
  Employment and Consulting Agreements....................................  82
  Directors' Compensation.................................................  83
  Security Ownership of Certain Beneficial Owners and Management..........  83
  Certain Relationships and Related Transactions..........................  84
DESCRIPTION OF ARIS CAPITAL STOCK.........................................  86
  Common Stock............................................................  86
  Preferred Stock.........................................................  86
  Warrant.................................................................  86
  Registration Rights.....................................................  86
SHAREHOLDER MATTERS.......................................................  87
  Washington Anti-Takeover Statute........................................  87
  Certain Provisions in ARIS Articles and ARIS Bylaws.....................  87
  Director and Officer Indemnification and Liability......................  87
  Transfer Agent and Registrar............................................  87
COMPARISON OF STOCKHOLDERS' RIGHTS........................................  88
  General.................................................................  88
  Indemnification of Directors and Officers...............................  88
  Business Combination Statute............................................  88
  Merger, Sale of Assets..................................................  89
  Special Meetings of Shareholders........................................  89
  Dissenters' Rights......................................................  89
  Liability of Directors..................................................  89
  Amendment of Articles/Certificate of Incorporation......................  90
  Action Without a Meeting................................................  90
  Transactions with Officers or Directors.................................  90

                                                                            PAGE
                                                                            ----
EXPERTS....................................................................  91
LEGAL MATTERS..............................................................  91
Appendix A1--Amendment No. 1 to Agreement and Plan of Merger............... A-1
Appendix A2--Agreement and Plan of Merger.................................. A-3
Appendix B--Raymond James & Associates, Inc. Fairness Opinion.............. B-1
Appendix C--Section 262 of the Delaware General Corporation Law............ C-1

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. This summary is not, and is not intended to be, complete by itself. This Proxy Statement/Prospectus contains forward-looking statements that involve risks and uncertainties. ARIS', InTime's and the combined company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Proxy Statement/Prospectus. This summary is qualified in its entirety by reference to the more detailed information contained elsewhere in this Proxy Statement/Prospectus, the appendices attached hereto and the documents referred to herein. Stockholders of InTime are urged to review carefully all of the information contained in this Proxy Statement/Prospectus, the Merger Agreement attached hereto as Appendix A and the other appendices attached hereto.

  The following discussion includes the retroactive restatement of the ARIS financial statements and operating data to reflect the merger of Barefoot Computer Training Limited with and into ARIS as presented in the historical consolidated financial statements of ARIS which are included elsewhere in this Proxy Statement/Prospectus.

THE COMPANIES

 ARIS Corporation

  ARIS Corporation ("ARIS") provides an integrated information technology ("IT") solution consisting of consulting and training services and proprietary software products. ARIS' core consulting competencies include packaged application implementation, custom application development and systems architecture planning and deployment. ARIS' education division offers instructor-led course titles for IT professionals conducted at ARIS' training centers and at client facilities. ARIS' wholly-owned subsidiary, ARIS Software, Inc. ("ASI") develops, markets and supports proprietary software products sold by Oracle Corporation ("Oracle") that enhance ORACLE database management and ORACLE packaged applications. ARIS believes that its ability to provide clients with an integrated IT solution, coupled with its focus on leading-edge technologies, provide it with a unique competitive advantage. ARIS' strategy is to become a leading provider of integrated IT solutions by: (i) leveraging synergies between consulting and training; (ii) focusing on leading-edge technologies; (iii) attracting and retaining highly skilled employees; (iv) maintaining high levels of client satisfaction; (v) expanding its geographic presence; and (vi) pursuing strategic acquisitions.

  ARIS has experienced significant growth since 1994, with revenue and operating income increasing from $7.1 million and $1.3 million, respectively, in 1994 to $62.6 million and $8.3 million, respectively, in 1997. From January 1, 1994 to April 30, 1998, ARIS acquired one software company, seven training companies, and one company engaged in both consulting and training.

  ARIS currently operates 12 training centers and/or consulting offices in the United States and six training centers and/or consulting offices in the United Kingdom and intends to pursue opportunities to expand its business in the United States and internationally. ARIS' clients include Fortune 1000 companies and governmental entities, such as The Boeing Company, Microsoft Corporation, Hewlett Packard Company, Lockheed Martin Corporation, Starbucks Coffee Company, TIG Holdings, Inc., Quebecor, Inc., British Telecom, the British Broadcasting Company, National Westminster Group, Tektronix Inc., Nike Inc., Weyerhaeuser Company, and the U.S. Internal Revenue Service.

  ARIS was incorporated in Washington in October 1990. ARIS' headquarters is located at 2229 112th Avenue NE, Bellevue, Washington 98004 and its telephone number at that address is (425) 372-2747.

 InTime Systems International, Inc.

  InTime Systems International, Inc. ("InTime") and its wholly owned subsidiary, The Consulting TEAM, Inc. ("TEAM"), are primarily engaged in providing systems integration services relating to the selection, implementation and use of human resources, payroll and selected software systems. InTime was incorporated in Delaware in January 1994 and acquired all of the common stock of both TEAM, a Florida corporation organized in 1985, and InTime Systems, Inc., a Delaware corporation organized in 1993. InTime's headquarters are located at 1601 Forum Place, Fifth Floor, West Palm Beach, Florida 33401 and its telephone number at that address is (561) 478-0022.

THE MERGER

 General

  The following is a summary of the material provisions of the Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference. The following is not a complete statement of all provisions of the Merger Agreement and related agreements. Statements made in this Proxy Statement/Prospectus with respect to the terms of the Merger Agreement and such related agreements are qualified in their respective entireties by reference to the more detailed information set forth in the Merger Agreement and such related agreements.

 Effective Time of the Merger

  At the Effective Time (as defined below), InTime will merge with and into ARIS and the separate existence of InTime will cease. Following the Merger, the combined company's business, operations and management will consist of the business and operations of each of ARIS and InTime as existing prior to the Merger. The Merger will become effective upon the filing of Articles of Merger with the Secretary of State of the State of Washington and a Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in the Articles of Merger or Certificate of Merger (the "Effective Time"). The filings will be made on or as soon as practicable after the closing of the Merger (the "Closing Date"), which, assuming that all of the conditions to the Merger are satisfied or waived, is anticipated to be on June 30, 1998.

 Merger Consideration

  Conversion of InTime Shares. Subject to the provisions contained in the Merger Agreement relating to the payment of cash in lieu of shares with respect to which appraisal rights have properly been exercised, each share of InTime Common Stock outstanding immediately prior to the Effective Time will be converted into the right to receive that number of fractional shares of ARIS Common Stock determined pursuant to the Exchange Ratio. The Exchange Ratio will be determined by using a $33 million acquisition price for all of the InTime Common Stock, InTime Warrants and InTime Options, and then assigning relative values to each of them immediately preceding the date of the Merger Agreement. The InTime Warrants and InTime Options have been assigned a value of $5,367,375 and $3,462,737, respectively, based upon a market valuation with respect to the InTime Warrants and a Black Scholes financial analysis with respect to the InTime Options, leaving $24,169,888 as the relative portion of the acquisition price allocated to all of the InTime Common Stock.

  The Exchange Ratio will be calculated as follows: (i) determining the average of the closing prices for one share of ARIS Common Stock (as reported by the Nasdaq National Market) for the 10 trading days immediately preceding the Closing Date (the "ARIS Closing Share Price"); (ii) dividing $24,169,888 by:
(x) the ARIS Closing Share Price, in the event the ARIS Closing Share Price is less than $34.56; (y) $34.56, if the ARIS Closing Share Price is from $34.56 through $35.00; and (z) the ARIS Closing Share Price minus $0.44, if the ARIS Closing Share Price is greater than $35.00; and (ii) dividing such quotient by the number of shares of

InTime Common Stock outstanding as of the Closing Date. The Exchange Ratio will decline (resulting in fewer shares of ARIS Common Stock being issued to the InTime stockholders) as the ARIS Closing Share Price increases. The Merger Agreement provides price protection for holders of InTime Common Stock, by assigning a minimum price per share for the InTime Common Stock of $9.20 (the "Minimum Price Per Share"). ARIS will not exchange any of its securities for the Units, as such, but will instead treat separately each share of InTime Common Stock and each InTime Warrant constituting such Units in the manner described herein. ARIS has the unilateral right to terminate the Merger Agreement by exercising the ARIS Market Out. See "Expenses and Termination Fees."

  There is no maximum number of shares of ARIS Common Stock, ARIS Warrants or ARIS Options that may be issued in connection with the Merger. The proposed Merger is contingent upon, among other things, approval by the stockholders of InTime. The proposed Merger will be consummated as soon as practicable after such approval is obtained and the other conditions to the Merger are satisfied or waived. ARIS and InTime anticipate that the Merger will become effective on June 30, 1998. THUS, THE ACTUAL EXCHANGE RATIO AND THE RESULTING ACTUAL MARKET VALUE OF THE ARIS COMMON STOCK TO BE ISSUED IN THE MERGER WILL NOT BE DETERMINED UNTIL AFTER THE INTIME STOCKHOLDERS HAVE VOTED ON THE MERGER.

  On April 27, 1998, the date that the Merger was announced, the Exchange Ratio-derived price of $9.20 per share of InTime Common Stock represented a premium to InTime stockholders of approximately $1.39 per share over the closing price (as reported on the Nasdaq Small Cap Market) of $7.81 per share. On May 26, 1998, the Exchange Ratio-derived price of $9.20 per share of InTime Common Stock represented a premium to InTime stockholders of approximately $2.075 per share over the closing price (as reported by Nasdaq) of $7.125 per share.

  Each outstanding share of InTime Common Stock with respect to which appraisal rights have properly been exercised will be converted into the right to receive payment from ARIS, as the surviving company in the Merger, in accordance with the provisions of the Delaware General Corporation Law.

  No fractional shares will be issued by ARIS in connection with the Merger. See "THE MERGER AGREEMENT--Merger Consideration--Conversion of InTime Common Stock."

  Conversion of InTime Warrants. Subject to the provisions contained in the Merger Agreement, each InTime Warrant outstanding immediately prior to the Effective Time will be converted into the right to receive a warrant to purchase, on the same terms and conditions, that number of shares of ARIS Common Stock equal to the Exchange Ratio at a price equal to (i) the exercise price of such InTime Warrant divided by $9.20 (ii) multiplied by the ARIS Closing Share Price.

  Conversion of InTime Options. Subject to the provisions contained in the Merger Agreement, each InTime Option outstanding immediately prior to the Effective Time will be converted into the right to receive an option to purchase, on the same terms and conditions, that number of shares of ARIS Common Stock equal to the Exchange Ratio at a price equal to (i) the exercise price of such InTime Option divided by $9.20 (ii) multiplied by the ARIS Closing Share Price.

 Exchange of InTime Shares, Warrants and Options

  As soon as practicable after the Effective Time, ChaseMellon Shareholder Services (the "Exchange Agent") will mail a letter of transmittal (with instructions for its use) to each record holder of shares of InTime Common Stock or InTime Warrants outstanding immediately prior to the Effective Time, for the holder to use in surrendering the certificates which represented his or its shares of InTime Common Stock or InTime Warrants in exchange for a certificate representing the number of shares of ARIS Common Stock or warrants to purchase shares of ARIS Common Stock (the "ARIS Warrants") to which he or it is entitled. Immediately after the Effective Time, ARIS will furnish to each holder of outstanding InTime Options a "Confirmation of Outstanding Options" (with instructions for its use) for the holder to use in confirming the number of InTime Options, exercise price and vesting schedule and in surrendering all written InTime Option agreements, if any, which represented his or her InTime Options in exchange for a Stock Option Letter Agreement or Agreements representing options to purchase ARIS Common Stock to which he or she is entitled. INTIME STOCKHOLDERS, INTIME WARRANT HOLDERS AND INTIME OPTION HOLDERS SHOULD NOT SURRENDER THEIR INTIME COMMON STOCK OR INTIME WARRANT CERTIFICATES OR INTIME OPTION AGREEMENTS FOR EXCHANGE UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT OR A CONFIRMATION OF OUTSTANDING OPTIONS FROM ARIS, AS APPROPRIATE. See "The Merger Agreement-- Conversion of Shares; Procedures for Exchange of Certificates."

 Representations and Warranties

  The Merger Agreement contains various customary representations and warranties of InTime and ARIS, relating to, among other things: (a) due organization, existence and standing; (b) capitalization; (c) power and authority to execute and deliver the Merger Agreement and to perform its respective obligations thereunder; (d) compliance with applicable agreements and laws; (e) compliance with all filing requirements under the Securities Act and the Exchange Act, and the accuracy of the information contained therein; and (f) absence of certain material adverse changes or events. See "The Merger Agreement--Representations and Warranties."

 Covenants

  The Merger Agreement contains various customary covenants of InTime and ARIS, that each party will, among other things, use its reasonable best efforts to consummate the Merger. In addition, ARIS covenants to use its best efforts to cause the shares of ARIS Common Stock to be issued in the Merger to be approved for listing on the Nasdaq National Market, subject to official notice of issuance, prior to the Effective Time. InTime covenants that it will continue to operate its business in the ordinary course prior to the Effective Time. Finally, InTime covenants that, with certain exceptions, it will not solicit or entertain competing offers to sell its business. See "The Merger Agreement-- Corporate Matters--Covenants--Non-Solicitation."

 Conditions to the Merger; Termination

  The obligations of ARIS and InTime to consummate the Merger are subject to the satisfaction, at the Closing, of a number of conditions, including, among others, (a) the approval of the Merger Agreement and the Merger by the holders of a majority of the shares of InTime Common Stock present in person or by proxy at the Special Meeting; (b) forfeiture and cancellation of all of InTime Common Stock held in escrow (the "Escrow Shares") by certain InTime stockholders (the "Initial InTime Stockholders") who entered into such an arrangement as a condition to InTime's initial public offering (the "Escrow Agreement"); (c) the compliance of the Merger Agreement and the Merger with certain accounting pronouncements; (d) the merger of InTime's subsidiaries with and into InTime; (e) the effectiveness of the Registration Statement under the Securities Act; (f) the approval for listing of the shares of ARIS Common Stock that will be issued in the Merger on the Nasdaq National Market, subject to official notice of issuance; (g) the receipt by each party of various opinions and other agreements; and (h) the Merger will qualify for pooling of interests treatment in accordance with generally accepted accounting principles. See "The Merger Agreement--Conditions to the Merger." The Merger Agreement provides, generally, that it may be terminated by the mutual agreement of ARIS and InTime, or, under certain conditions, by notice of either party. ARIS has the unilateral right to terminate the Merger Agreement by exercising the ARIS Market Out. See "The Merger Agreement--Termination."

 Expenses and Termination Fee

  Each of ARIS and InTime will bear its own costs and expenses (including legal fees and expenses) incurred in connection with the Merger Agreement and the Merger. ARIS shall pay all charges and expenses of the Exchange Agent. In addition, in the event InTime terminates the Merger Agreement pursuant to its good faith determination that a competing transaction is reasonably capable of being completed, InTime shall pay to ARIS a termination fee in the amount of $1,000,000. Finally, in the event ARIS exercises the ARIS Market Out, ARIS shall pay to InTime a termination fee in the amount of $500,000.

 Accounting Treatment

  It is expected that the Merger will be accounted for as a pooling of interests for accounting and financial purposes. See "The Merger Agreement-- Accounting Treatment."

 ARIS' Reasons for the Merger

  ARIS' Board of Directors believes that, through the Merger, ARIS will gain access to more than 70 trained IT consultants, as well as acquire an entree into the PeopleSoft consulting market not currently served by ARIS and bolster ORACLE Human Resource Management consulting practice. ARIS' management considers the Merger to be consistent with ARIS' growth strategy and believes that the Merger will result in long range benefits to ARIS shareholders. See "Background of the Merger--ARIS' Reasons for the Merger."

 Approval by the ARIS Board

  The ARIS Board has unanimously approved the Merger Agreement.

 InTime's Reasons for the Merger

  The Board of Directors of InTime believes that, through the Merger, InTime will realize positive benefits, including: greater financial resources to support the expansion of InTime's operations than would be available to InTime as an independent company; obtaining access to enterprise-wide solutions for ORACLE software products; obtaining access to additional training resources for InTime's employees and its customers, as well as providing InTime with additional sources of business leads; creating a better career path for InTime's employees and consultants, thereby improving their development and retention; and creating immediate additional value and liquidity in the investment of InTime's stockholders.

 Recommendation of the InTime Board

  The InTime Board has unanimously approved the Merger Agreement and the Merger and has unanimously recommended a vote FOR the approval of the Merger Agreement and the Merger.

 Opinion of Financial Advisor to InTime

  Raymond James & Associates, Inc. ("Raymond James") delivered its opinion dated April 26, 1998 (the "Raymond James Opinion") to InTime's Board of Directors that, as of the date of such opinion and subject to the various conditions set forth therein, the consideration to be received by the stockholders of InTime pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of the InTime Common Stock. The full text of the Raymond James Opinion, which sets forth, among other things, assumptions made, matters considered and limitations on the scope of the review undertaken in connection with the Raymond James Opinion, is attached hereto as Appendix B and is incorporated herein by reference. Holders of InTime Common Stock are urged to, and should, read the Raymond James Opinion in its entirety. See "Background of the Merger--Opinion of Financial Advisor to InTime."

 Forfeiture and Cancellation of Escrow Shares

  The Escrow Agreement provided for the escrow of the Escrowed Shares owned by the Initial InTime Stockholders until InTime achieved certain financial results. If such financial results are not achieved by December 31, 1998, the Escrowed Shares will be forfeited and cancelled. It is a condition to the closing of the Merger that all of the Escrow Shares be forfeited and cancelled.

 Interests of Certain Persons in the Merger

  Certain members of InTime's management may be deemed to have certain interests in the Merger that are in addition to their interest as stockholders of InTime generally. These interests arise from, among other things, certain severance arrangements, employment agreements, and indemnification rights. The Boards of Directors of both InTime and ARIS were aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. See "Interest of Certain Persons in the Merger."

 Comparison of Stockholder Rights

  There are certain significant differences between the corporation laws of Washington and Delaware which will result in changes in the rights of InTime stockholders if the Merger is consummated. See "Comparison of Stockholders' Rights."

RISK FACTORS

  The Merger and an investment in securities of ARIS involve certain risks and uncertainties, including risks related to the respective businesses of ARIS and InTime and other risks and uncertainties discussed under, "Risk Factors," and elsewhere in this Proxy Statement/Prospectus. See "Risk Factors."

                         ADJUSTMENTS TO EXCHANGE RATIO

  The following table sets forth, by way of illustration only, how varying market prices for shares of ARIS Common Stock will affect the number of shares of ARIS Common Stock received by the InTime stockholders in exchange for their shares of InTime Common Stock, and how the number and exercise prices of ARIS Warrants and ARIS Options will also be affected. Any share, warrant or option numbers that contain a fraction will actually be rounded down to the next lowest whole number and cash will be paid in lieu of such fractional share, warrant or option.

                                                 MARKET VALUE   NUMBER OF
                                                   OF ARIS    ARIS WARRANTS
                                    NUMBER OF    COMMON STOCK EXCHANGEABLE    NUMBER OF
                                  SHARES OF ARIS RECEIVED IN     FOR 100     ARIS OPTIONS
                                   COMMON STOCK   MERGER IN      INTIME      EXCHANGEABLE
                                   EXCHANGEABLE  EXCHANGE FOR   WARRANTS/   FOR 100 INTIME
                                  FOR 100 SHARES  100 SHARES    EXERCISE       OPTIONS/
  PRICE PER SHARE OF     EXCHANGE   OF INTIME     OF INTIME      PRICE OF   EXERCISE PRICE
ARIS COMMON STOCK(1)      RATIO    COMMON STOCK  COMMON STOCK   WARRANT(2)   OF OPTION(3)
--------------------     -------- -------------- ------------ ------------- --------------
$20.....................  .46006      46.000       $920.00     46.0/$15.21   46.0/$12.56
$25.....................  .36800      36.800       $920.00     36.8/$19.02   36.8/$15.71
$29.....................  .31724      31.724       $920.00     31.7/$22.07   31.7/$18.22
$30.....................  .30667      30.667       $920.00     30.7/$22.83   30.7/$18.85
$32.50..................  .28308      28.308       $920.00     28.3/$24.73   28.3/$20.42
$34.56..................  .26620      26.620       $920.00     26.6/$26.30   26.6/$21.71
$35.....................  .26620      26.620       $932.00     26.6/$26.30   26.6/$21.71
$37.50..................  .24825      24.825       $930.92     24.8/$28.20   24.8/$23.28
$40.....................  .23256      23.256       $930.23     23.3/$30.10   23.3/$24.85

--------
(1) Assuming a price based on the average closing price for one share of ARIS Common Stock (as reported by the Nasdaq National Market) for the 10 trading days immediately preceding the Closing Date.
(2) Assuming an exercise price of $7.00 per share, the current exercise price of the InTime Warrants.
(3) Assuming an exercise price of $5.78 per share, the current weighted-average exercise price of the InTime Options.

                           MARKETS AND MARKET PRICES

  ARIS Common Stock is listed on the Nasdaq National Market under the symbol "ARSC." On April 24, 1998, the last trading day before the announcement by ARIS and InTime that they had entered into the Merger Agreement, the closing sale price of ARIS Common Stock as reported on the Nasdaq National Market was $33.00 per share. On May 27, 1998, the closing sale price of ARIS Common Stock as reported on the Nasdaq National Market was $28.25 per share. There can be no assurance as to the actual market price of ARIS Common Stock prior to, at, or at any time following, the Effective Time.

  InTime Common Stock is listed on the Nasdaq Small Cap Market under the symbol "TAMSA." On April 24, 1998, the last trading day before the announcement by ARIS and InTime that they had entered into the Merger Agreement, the closing sale price of InTime Common Stock as reported on the Nasdaq Small Cap Market was $7.50 per share. On May 27, 1998, the closing sale price of InTime Common Stock as reported on the Nasdaq Small Cap Market was $7.0625 per share.

  InTime Warrants are listed on the Nasdaq Small Cap Market under the symbol, "TAMSW." On April 24, 1998, the last trading day before the announcement by ARIS and InTime that they had entered into the Merger Agreement, the closing sale price of InTime Warrants as reported on the Nasdaq Small Cap Market was $1.75 per InTime Warrant. On May 27, 1998, the closing sale price of InTime Warrants as reported on the Nasdaq Small Cap Market was $1.625 per InTime Warrant.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

  The following summary historical financial data of ARIS as of December 31, 1997 and 1996 and for the years ended December 31, 1997, 1996 and 1995 have been derived from the historical consolidated financial statements of ARIS which are included elsewhere in this Proxy Statement/Prospectus. The historical financial statements of ARIS give retroactive effect to the pooling of interests of ARIS and Barefoot Computer Training Limited which was consummated on February 28, 1998. These financial statements have been audited by Price Waterhouse LLP as they relate to ARIS and by Moores Rowland as they relate to Barefoot Computer Training Limited. The balance sheet at December 31, 1995 and 1994 and the statement of operations data for ARIS for the year ended December 31, 1994 have been derived from the audited financial statements of ARIS not included in this Proxy Statement/Prospectus. The balance sheet and statement of operations data of ARIS as of and for the year ended December 31, 1993 and the three months ended March 31, 1998 and 1997 have been derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the results of operations for this period.

  The following summary historical financial data of InTime as of December 31, 1997 and 1996 and for the years ended December 31, 1997, 1996 and 1995 have been derived from the historical consolidated financial statements of InTime that have been audited by Price Waterhouse LLP, which are included elsewhere in this Proxy Statement/Prospectus. The balance sheet at December 31, 1995, 1994 and 1993 and statement of operations data for the years ended December 31, 1994 and 1993 for InTime have been derived from the audited financial statements of InTime not included in this Proxy Statement/Prospectus.

  The pro forma consolidated statement of operations data have been derived from the pro forma financial statements included elsewhere in this Proxy Statement/Prospectus which gives effect to the Merger by combining the financial statement data of ARIS and InTime at and for the year ended December 31, 1997 and for the three months ended March 31, 1998 on a pooling of interest basis.

  The following selected financial data should be read in conjunction with, and is qualified in its entirety by, the financial statements, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus. The historical and supplementary results should not be construed to be indicative of future results of operations.

                                                         ARIS
                                         (IN THOUSANDS EXCEPT PER SHARE DATA)
                          ------------------------------------------------------------------
                               QUARTER ENDED        AT OR FOR THE YEAR ENDED DECEMBER 31,
                          ----------------------- ------------------------------------------
                           MARCH 31,   MARCH 31,
                             1998        1997      1997    1996    1995    1994     1993
                          ----------- ----------- ------- ------- ------- ------ -----------
                          (UNAUDITED) (UNAUDITED)                                (UNAUDITED)
Historical Statement of
 Operations Data:
  Revenues..............    $20,737     $12,030   $62,550 $32,224 $18,236 $9,297   $4,876
  Income from
   operations...........      1,469       1,868     8,320   3,478   3,184  1,421      675
  Net income............      1,045       1,155     5,755   2,166   2,126    921      489
  Basic earnings per
   share................       0.10        0.15      0.64    0.29    0.30   0.21     0.10
  Diluted earnings per
   share................       0.09        0.14      0.59    0.28    0.29   0.17     0.09
Historical Balance Sheet
 Data:
  Total assets..........    $57,595         --    $54,988 $15,596 $ 8,173 $3,792   $1,844
  Stockholders' equity..     46,934         --     45,635   8,506   4,762  2,123    1,119

                                                       INTIME
                                        (IN THOUSANDS EXCEPT PER SHARE DATA)
                          --------------------------------------------------------------------
                               QUARTER ENDED        AT OR FOR THE YEAR ENDED DECEMBER 31,
                          ----------------------- --------------------------------------------
                           MARCH 31,   MARCH 31,
                             1998        1997       1997     1996     1995     1994     1993
                          ----------- ----------- -------- --------  -------  -------  -------
                          (UNAUDITED) (UNAUDITED)
Historical Statement of
 Operations Data:
  Revenues..............    $4,497      $3,234    $ 13,736 $ 11,672  $ 7,294  $ 5,783  $ 4,118
  Income (Loss) from
   operations...........       548          21         127       (5)  (2,467)     218      435
  Net income (Loss).....       354         125         564       60   (1,833)    (188)     435
  Basic earnings (Loss)
   per share............      0.13        0.05        0.22     0.02    (0.70)   (0.06)    0.14
  Diluted earnings
   (Loss) per share.....      0.13        0.05        0.21     0.02    (0.70)   (0.06)    0.14
Historical Balance Sheet
 Data:
  Total assets..........    $5,971         --     $  5,592 $  5,079  $ 4,571  $ 3,598  $ 1,221
  Stockholders' equity..     5,201         --        4,847    4,264    4,183      655    1,034

         UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS DATA
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

                                          AT OR FOR THE YEAR   AT OR FOR THE
                                          ENDED DECEMBER 31, THREE MONTHS ENDED
                                                 1997          MARCH 31, 1998
                                          ------------------ ------------------
     Revenues............................    $    76,286        $    25,234
     Income from operations..............          8,447              2,017
     Net income..........................          5,899              1,399
     Basic earnings per share............           0.60               0.13
     Diluted earnings per share..........           0.56               0.12
     Shares used in basic earnings per
      share calculation..................      9,804,216         11,036,441
     Shares used in diluted earnings per
      share calculation..................     10,553,191         11,900,752

              UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET DATA

     Total assets........................    $    60,551        $    63,566
     Stockholders' equity................         50,482             52,135

                           COMPARATIVE PER SHARE DATA

  The following table sets forth certain historical per share data of ARIS and InTime, as well as unaudited pro forma per share data of ARIS and InTime based upon the historical financial statements of ARIS and InTime. The pro forma data is not necessarily indicative of the actual or future operating results or financial position that would have occurred or will occur upon consummation of the Merger. The pro forma presentation is subject to the assumptions set forth in the notes to the unaudited pro forma consolidated financial information appearing elsewhere in this Proxy Statement/Prospectus. The information presented should be read in conjunction with such unaudited pro forma consolidated financial information and notes thereto, and the historical financial statements and notes thereto, of ARIS and InTime, respectively, included elsewhere in this Proxy Statement/Prospectus. No cash dividends have ever been declared or paid on ARIS Common Stock or InTime Common Stock. See, "Unaudited Pro Forma Combined Financial Information," "ARIS Financial Statements," and "InTime Financial Statements."

                                HISTORICAL--ARIS

                                               AT OR FOR THE
                                             THREE MONTHS ENDED
                                               MARCH 31, 1998   1997 1996 1995
                                             ------------------ ---- ---- -----
Basic earnings per common share.............        0.10        0.64 0.29  0.30
Diluted earnings per common share...........        0.09        0.59 0.28  0.29
Book value per common share.................        4.57        4.47 1.09  0.67

                               HISTORICAL--INTIME

Basic earnings per common share.............        0.13        0.22 0.02 (0.70)
Diluted earnings per common share...........        0.13        0.21 0.02 (0.70)
Book value per common share.................        2.01        1.88 1.66  1.63

                      PRO FORMA COMBINED PER ARIS SHARE(1)

Basic earnings per common share.............        0.13        0.60 0.27  0.09
Diluted earnings per common share...........        0.12        0.56 0.26  0.09
Book value per common share.................        4.71        4.71 1.53  1.34

                    PRO FORMA EQUIVALENT PER INTIME SHARE(2)

Basic earnings per common share.............        0.04        0.18 0.08  0.03
Diluted earnings per common share...........        0.04        0.17 0.08  0.03
Book value per common share.................        1.44        1.44 0.47  0.41

--------
(1) The pro forma combined financial data give effect to the Merger by combining the financial data of ARIS and InTime at and for each fiscal year in the three-year period ended December 31, 1997 and for the three months ended March 31, 1998 on a pooling of interests basis of accounting.

(2) The pro forma equivalent information for InTime was calculated by multiplying the combined entity Pro Forma Combined per share amounts by the anticipated Exchange Ratio of $0.3051 to each share of InTime Common Stock.

                                 RISK FACTORS

  The following factors should be considered carefully in evaluating the proposals to be voted upon by the stockholders of InTime and in evaluating an investment in the ARIS Common Stock offered hereby. For periods following the Merger, references to the products, businesses, results of operations or financial condition of ARIS or the combined company should be considered to refer to ARIS and its subsidiaries, unless the context otherwise requires. All statements, trend analyses and other information contained in this Proxy Statement/Prospectus relative to markets for ARIS' services and products and trends in revenue, gross margin and anticipated expense levels, as well as other statements including words such as, "seek," "anticipate," "believe," "plan," "estimate," "expect," and "intend," and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, and ARIS' actual results of operations may differ materially from those contained in the forward-looking statements.

RISKS RELATED TO THE MERGER

 Certain Conflicts of Interest

  Certain officers of InTime have interests in the Merger that are in addition to their interests as stockholders of InTime. These interests arise from, among other things, certain stock options, severance arrangements, employment agreements, and indemnification rights. Notwithstanding these interests, InTime's Board of Directors believes that the terms of the Merger Agreement are fair to, and consummation of the Merger is in the best interests of, the InTime stockholders. See, "Interests of Certain Persons in the Merger."

 Possible Lack of Premium

  The Exchange Ratio guarantees that holders of InTime Common Stock will receive shares of ARIS Common Stock having a market value as of the date the Exchange Ratio is determined of at least $9.20 per share of InTime Common Stock. Depending on the market price of the InTime Common Stock as of the Closing Date, however, it is possible that the Minimum Price Per Share of $9.20 may not represent a premium to the holders of InTime Common Stock over the market price of their shares as of the Closing Date. The Boards of Directors of both InTime and ARIS urge InTime stockholders to obtain current market quotations regarding both ARIS Common Stock and InTime Common Stock or to call either of the companies for price information prior to making a voting decision. Even if such information is obtained, however, InTime stockholders should be cautioned that even current pricing information at the time of the vote may not remain the same until the Effective Time of the Merger.

 Merger Consideration Not Determinable at Time of Vote

  Pursuant to the Merger Agreement, the Exchange Ratio will be calculated following the InTime Stockholder's Meeting. Therefore, InTime stockholders will not know the Exchange Ratio at the time they vote. Further, because the Exchange Ratio will be determined as of the day prior to the Closing Date, any increase or decrease in the market price of the ARIS Common Stock occurring on the Closing Date will not result in a further readjustment to the Exchange Ratio. Therefore, the actual market value as of the Closing Date of the ARIS Common Stock to be issued to the InTime stockholders may be less than $9.20 per share or greater than $9.32 per share.

 Volatility of Stock Price.

  In recent months, the price of ARIS Common Stock has been volatile, with closing prices ranging from a low of $25.50 on March 23, 1998 to a high of $36.125 on April 22, 1998 to $28.25 on May 27, 1998. The market for securities of companies the same size of and in the same industry as ARIS is volatile, often as a result of factors unrelated to an issuer's operations. ARIS believes factors such as quarterly variations in operating results, changes in relationships between ARIS and certain key vendors of software products, general conditions in the IT industry or the industries in which ARIS' clients compete and changes in earnings estimates by securities analysts could contribute to the volatility of the price of the ARIS Common Stock and cause significant price fluctuations. These factors, as well as general economic conditions, could adversely affect the market price of the ARIS Common Stock. Furthermore, securities class action litigation against issuers is not uncommon, particularly following periods of volatility in the market price of an issuer's securities. There can be no assurance that such litigation will not occur in the future with respect to ARIS. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on ARIS' business, financial condition and results of operations. Any adverse determination in such litigation could subject ARIS to significant liabilities.

RISKS RELATED TO ARIS' BUSINESS

 Ability to Manage Growth and Integrate Acquisitions

  ARIS has experienced rapid growth that has placed, and will continue to place, significant demands on its management and other resources. ARIS expects to continue to hire additional personnel, open new offices and make acquisitions. To manage its growth effectively, ARIS must continue to improve its operational, financial and other management processes and systems, and to attract, develop, motivate and retain highly skilled IT professionals. In addition, ARIS' success depends largely on management's ability to maintain high levels of employee utilization, project and instructional quality and competitive pricing for its services. Few of ARIS' senior management previously have managed a business of ARIS' size or have significant prior experience managing a public company. No assurance can be given that ARIS will be successful in managing its growth.

 Growth Through Acquisitions

  ARIS intends to continue growing through strategic acquisitions of businesses that ARIS believes will complement its operations. The success of ARIS' plan to grow through acquisitions depends on, among other things, ARIS' ability to (i) identify and acquire businesses on terms that management considers attractive; (ii) integrate acquired businesses into its organization; and (iii) retain the acquired businesses' key personnel and principal clients. Any future acquisitions would be accompanied by the risks commonly encountered in such transactions, including difficulties associated with assimilating the personnel and operations of the acquired business, ARIS' inability to achieve expected financial results or strategic goals for the acquired business, the potential disruption of ARIS' ongoing business, the diversion of significant management and other resources and the maintenance of uniform standards, controls, procedures and policies. There can be no assurance that ARIS will be able to identify future acquisition candidates or to successfully overcome the risks and challenges encountered in completing and integrating future acquisitions. ARIS' failure or inability to implement and manage its acquisition strategy could have a material adverse effect on ARIS' business, financial condition, and results of operations. In addition, future acquisitions could require ARIS to issue dilutive equity securities, incur debt or contingent liabilities, and amortize expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on the market for and the price of ARIS' Common Stock.

  Since 1995 ARIS has pursued an aggressive growth strategy by acquiring companies in complementary service, product and geographic markets. There can be no assurance that ARIS will be able to integrate any acquisition successfully into its organization. The failure to integrate any of ARIS' recent or future acquisitions successfully into ARIS or the inability to achieve anticipated revenue and operating results during the integration process could have a material adverse effect on ARIS' business, financial condition and results of operations.

 Recruitment and Retention of Information Technology Professionals.

  ARIS' future success will depend in large part on its ability to attract, develop, motivate and retain highly skilled information technology ("IT") professionals, particularly project managers, consultants and instructors. Highly skilled IT professionals are in high demand and are likely to remain a limited resource for the foreseeable future. ARIS competes for consultants and project managers with other consulting firms, software vendors and consumers of IT consulting services. ARIS competes for instructors with other training service providers, software and hardware vendors and the in-house IT training departments of major corporations. There can be no assurance that ARIS will be successful in hiring and retaining a sufficient number of IT professionals to staff its consulting projects and to meet demand for instructor-led classes.

 Reliance on Key Personnel.

  ARIS' continuing success will depend in large part on the continued services of a number of key employees including Paul Song, its founder, President, Chief Executive Officer and Chairman. The loss of the services of Mr. Song, certain of ARIS' senior management or other key personnel could have a material adverse effect on ARIS. ARIS has entered into employment agreements containing non-competition, non-solicitation and non-disclosure clauses with all of its management, consultants and project managers and instructors, except Mr. Song. These contracts, however, do not guarantee that these individuals will continue their employment with ARIS. In addition, there is no guarantee that the non-competition and non-solicitation provisions of these agreements would be enforced by a court if ARIS were required to seek to enforce its rights thereunder. The loss of one or more of ARIS' key employees to a current or potential competitor could result in the loss of existing or potential clients to such competitor adversely affecting revenues and operating income. Effective January 1, 1998, ARIS terminated its "key man" life insurance policy in the amount of $2.0 million on the life of Mr. Song.

 International Operations.

  A substantial portion of ARIS' revenue is derived from its international operations. If ARIS makes other international acquisitions in the future, an even larger portion of its revenues could be derived from its international operations. ARIS faces certain risks inherent in conducting business internationally, such as unexpected changes in regulatory requirements, difficulties in staffing and managing foreign operations, differing employment laws and practices in foreign countries, longer payment cycles, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world, and potentially adverse tax consequences. Any of these factors could adversely affect the success of ARIS' international operations. There can be no assurance that such factors will not have a material adverse effect on ARIS' international operations and, consequently, on ARIS' consolidated financial condition and results of operations. ARIS may also face risks from foreign currency fluctuations. To date ARIS has not entered into any forward exchange contracts or other hedging activities in anticipation of foreign currency fluctuations, but it may do so in the future.

 Competition.

  The IT consulting industry and the IT training industry are generally regarded as separate industries, each of which is rapidly growing and highly competitive. Within each industry there are a large number of competitors, many of whom have significantly greater financial, technical, marketing and human resources and greater name recognition than ARIS. ARIS' principal competitors in the delivery of consulting services are the consulting vendors such as ORACLE, and numerous international, national and regional IT consulting firms. ARIS faces competition in the delivery of IT training services from the in-house IT departments of its prospective clients, companies such as International Business Machines and Hewlett-Packard, software vendors, other Microsoft ATECs, and independent international, national and regional training companies. ARIS' software product, ARIS DFRAG, competes with system management tools distributed by BMC Software, Platinum Technology and Compuware. Although ARIS believes few commercially available software products currently compete directly with ARIS' other software product, NoetixViews, there can be no assurance that new competitive products will not be developed by ORACLE, third-party software vendors or by in-house IT departments of ARIS' current or potential clients. There can be no assurance that any future products will not achieve greater market acceptance than ARIS' software products. Failure by ARIS to compete successfully in the consulting or training market would have a material adverse effect on ARIS' business, financial condition and results of operations.

 Customer Concentration.

  ARIS has derived, and believes that it may continue to derive, a significant portion of its revenue from a limited number of large clients. There can be no assurance that the volume of work performed for specific clients will be sustained from year to year, or that a major client in one year will engage ARIS in a subsequent year. Any significant reduction in the scope of work performed for ARIS' principal clients or a number of smaller clients, the failure of anticipated projects for current clients to materialize, or deferrals, modifications or cancellations of ongoing projects by current clients could have a material adverse effect on ARIS' business, financial condition and results of operations.

 Dependence on Key Vendors of Software Technology.

  ARIS relies on formal and informal relationships with key providers of software technology, in particular, Microsoft, ORACLE, Lotus and Sun. ARIS participates in a number of Microsoft, ORACLE, Lotus and Sun programs that enable ARIS to obtain early information about new software products and courseware, and to benefit from the increased credibility and enhanced reputation resulting from vendor accreditation. Any significant changes to the vendor sponsored programs in which ARIS participates or any deterioration in the relationship between ARIS and a key vendor could result in the loss of vendor certifications, a reduction in the number of client referrals or render actions which might adversely affect ARIS' ability to compete successfully.

 Variability of Quarterly Operating Results.

  ARIS' operations and related revenue and operating results historically have varied from quarter to quarter, and ARIS expects these variations to continue. Factors causing such fluctuations have included and may include: the number, size and scope of consulting projects; the contractual terms and degree of completion of such projects; project delays; variations in utilization rates and average billing rates for consultants and project managers due to vacations, holidays and the integration of newly hired consultants; the inability of ARIS to conduct as many four- and five-day courses due to national holidays and vacation schedules, particularly in the fourth quarter; frequency of training classes and demand for training following new software product releases; variations in fill rates in training classes; integration of acquired entities; and general economic conditions. Because a significant percentage of ARIS' expenses, particularly personnel costs and rent, are relatively fixed in advance of any particular quarter, shortfalls in revenue caused by these and other factors may cause significant variations in operating results in any particular quarter.

 Project Risks.

  Most of ARIS' consulting agreements permit the client to terminate an engagement without cause and without significant penalty upon 14 or fewer days' notice to ARIS. Clients may from time to time terminate their agreements with ARIS due to ARIS' failure to meet their expectations or for other reasons. Additionally, contracts to perform services for the U.S. government may be subject to renegotiation. The termination or renegotiation of one or more engagements by ARIS' clients could adversely affect revenue and operating results, damage ARIS' reputation, and adversely affect its ability to attract new business.

  Additionally, ARIS has undertaken and may in the future undertake fixed price consulting projects. From time to time ARIS may establish a price or project schedule before the client's design specifications are completed. ARIS' failure to accurately estimate the resources required for such projects or its failure to complete its contractual obligations in a manner consistent with the project plan upon which the fixed price/fixed schedule contract was based could have a material adverse effect on the profitability of such projects.

 Rapid Technological Change.

  ARIS' success also depends in part on its ability to develop IT solutions that keep pace with continuing changes in technology, evolving industry standards and changing client preferences. This may require ARIS to make substantial expenditures to develop new consulting services, course titles and courseware, to hire new consultants, project managers and instructors and to acquire new software and hardware. If ARIS is unable, for financial or other reasons, to make those expenditures, hire additional qualified personnel, or make the necessary acquisitions, ARIS' ability to compete effectively may be materially and adversely affected.

 Intellectual Property Rights.

  ARIS uses certain proprietary consulting and training methodologies, courseware, software applications and products, trademarks and service marks and other proprietary and intellectual property rights. ARIS relies upon a combination of copyright, trademark and trade secret laws, as well as nondisclosure and other contractual arrangements, to protect these proprietary rights. ARIS uses client licensing agreements and employee and third party nondisclosure and confidentiality agreements to limit access to and distribution of its proprietary information. There can be no assurance that the steps taken by ARIS to protect its intellectual property rights will be adequate to deter misappropriation of such rights or that ARIS will be able to detect unauthorized uses and take immediate or effective steps to enforce its rights. If substantial unauthorized uses of ARIS' proprietary rights were to occur ARIS' could be required to engage in costly and time-consuming litigation to enforce its rights. In addition, ARIS does business in countries that do not provide protection or enforcement of intellectual property rights to the same extent as the United States, and on the Internet, which is not currently subject to comprehensive regulation.

  ARIS develops custom software applications and methodologies, and training courses and methodologies for third-party software products. The training courses, methodologies, and courseware are owned by ARIS through agreements with employees and subcontractors, but ownership of software applications developed for clients is often assigned to the client, with ARIS retaining limited use licenses. ARIS also develops software application tools in the course of its consulting projects. ARIS generally seeks to retain significant ownership or marketing rights for adaptation and reuse in subsequent projects. Issues relating to the ownership of and rights to use training courses and methodologies, courseware, and software applications and other tools can be complicated and there can be no assurance that disputes will not arise that affect ARIS' ability to resell or reuse such products and methodologies.

  There can be no assurance that ARIS' competitors will not independently develop products or methodologies functionally similar to ARIS' products and methodologies, or that third parties will not claim that ARIS' current or future products, courseware or services infringe their proprietary rights. Although ARIS believes that its products, courseware and services do not infringe on any third-party intellectual property rights, there can be no assurance that such a claim will not be asserted against ARIS in the future or that, if asserted, any such claim will be defended successfully.

 Control by Principal Shareholders.

  Paul Song, ARIS' founder, President, Chief Executive Officer and Chairman, is ARIS' single largest shareholder. Mr. Song's wife, Tina Song, is Vice President of Administration, directs Human Resources and Information Technology for ARIS and is ARIS' third largest shareholder. A family limited partnership controlled by Mr. and Mrs. Song is ARIS' second largest shareholder. As of April 29, 1998, Mr. and Mrs. Song beneficially own 43.3814% of ARIS' outstanding shares of Common Stock. As a result, Mr. and Mrs. Song will likely be able to control the affairs and management of ARIS and the outcome of any matters requiring a shareholder vote (other than those matters for which a supermajority vote is required under Washington law or ARIS' Amended and Restated Bylaws), including the election of the members of the Board of Directors. Such control could delay or prevent a change in control of ARIS. Other members of Mr. Song's immediate family, including his brother, John Y. Song, Vice President of North America Education, own an aggregate of 220,000 shares of the Common Stock and options to purchase an additional 60,800 shares of Common Stock.

 Potential Liability to Clients.

  Many of ARIS' engagements involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's information system could result in a claim for substantial damages against ARIS, regardless of ARIS' responsibility for such failure. Although ARIS generally attempts to limit contractually its liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its services, there can be no assurance that the limitations of liability set forth in its service contracts will be enforceable or would otherwise protect ARIS from liability for damages. ARIS maintains general liability insurance coverage up to $6.0 million in the aggregate and coverage for errors and omissions up to $3.0 million in the aggregate. There can be no assurance, however, that such coverage will continue to be available on commercially reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that ARIS' insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against ARIS that exceed available insurance coverage or changes in ARIS' insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect ARIS' business, financial condition and results of operations.

 Anti-Takeover Provisions.

  ARIS is subject to anti-takeover provisions of Chapter 23B.17 of the WBCA which prohibits, subject to certain exceptions, a merger, sale of assets or liquidation of a corporation involving a 20% shareholder unless determined to be at a fair price or approved by disinterested directors or disinterested shareholders. In addition, Chapter 23B.19 of the WBCA prohibits a corporation registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from engaging in certain significant transactions with a 10% shareholder. Significant transactions include, among others, a merger with or disposition of assets to the 10% shareholder. Further, the ARIS Articles provide for a classified Board of Directors with staggered, three-year terms. Also, the Board has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the preferences and other rights thereof without any further vote or action by ARIS' shareholders. The issuance of preferred stock, together with the effect of other anti-takeover provisions in the ARIS Articles and under the WBCA, may have the effect of delaying, deferring or preventing a change in control of ARIS and could limit the price that certain investors might be willing to pay in the future for the ARIS Common Stock.

                              THE SPECIAL MEETING

  This Proxy Statement/Prospectus is being furnished to the stockholders of InTime in connection with the solicitation by InTime's Board of Directors of proxies for the Special Meeting. The Special Meeting will be held at the offices of InTime, 1601 Forum Place, West Palm Beach, Florida, on Friday, June 26, 1998, at 5:00 p.m., local time, and at any adjournments or postponements thereof. The approximate date of mailing this Proxy Statement/Prospectus and
the accompanying proxy card to the stockholders of InTime is     , 1998.

USE OF PROXIES AT THE SPECIAL MEETING

  Proxies in the accompanying form, if properly executed, received by InTime prior to the Special Meeting and not revoked prior to the use thereof, will be voted at the Special Meeting as instructed thereon. Executed proxies with no instructions indicated thereon will be voted FOR the approval of the Merger Agreement. The Board of Directors knows of no matters that are to be presented for consideration at the Special Meeting other than those described in this Proxy Statement/Prospectus, but if other matters are properly presented, it is the intention of the persons designated as proxies on the enclosed proxy card to vote as proxies with respect to such matters in accordance with their judgment.

REVOCATION OF PROXIES

  A proxy may be revoked at any time prior to the use of such proxy in voting. Any stockholder may revoke a proxy delivered pursuant to this solicitation by delivery of a written notice to the Secretary of InTime, by submission of a later-dated proxy card, or by voting in person at the Special Meeting.

  INTIME STOCKHOLDERS ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE, EVEN IF THEY ARE PLANNING TO ATTEND THE SPECIAL MEETING.

RECORD DATE; STOCKHOLDERS ENTITLED TO VOTE AT THE SPECIAL MEETING

  Holders of the InTime Common Stock of record on the books of InTime as of the close of business on May 27, 1998, the Record Date, will be entitled to notice of and to vote at the Special Meeting and any adjournment or
postponement thereof. As of the Record Date, there were outstanding     shares
of InTime Common Stock.

  STOCKHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. IF THE MERGER IS CONSUMMATED, STOCK CERTIFICATES SHOULD BE DELIVERED IN ACCORDANCE WITH INSTRUCTIONS SET FORTH IN A LETTER OF TRANSMITTAL THAT WILL BE SENT TO STOCKHOLDERS BY THE EXCHANGE AGENT PROMPTLY AFTER THE EFFECTIVE TIME.

QUORUM; VOTE REQUIRED FOR APPROVAL

  Pursuant to the Bylaws of InTime, the presence, in person or by proxy, of shares representing at least a majority of the votes entitled to be cast by the holders of the InTime Common Stock is necessary to constitute a quorum for the transaction of business at the Special Meeting. Abstentions and broker non-votes (shares held by brokers or nominees as to which instructions have not been received from the beneficial owners or persons entitled to vote and the brokers or nominees do not have discretionary voting power) are included in the calculation of the number of votes represented at a meeting for purposes of determining whether a quorum has been achieved.

  The Delaware General Corporation Law ("DGCL") requires that the Merger Agreement be approved by the affirmative vote of a majority of the shares present in person or by proxy at the Special Meeting. Abstentions and broker non-votes will not be counted in determining the votes cast on any matter before the Special Meeting.

  William E. Berry, InTime's President and Chairman of its Board of Directors, and John E. Steiner, a director of InTime and its former Executive Vice President, who together beneficially own 54% of the outstanding InTime Common Stock, have each executed an irrevocable proxy voting his shares in favor of the Merger Agreement and the Merger provided the Proxy Price is not less than $25.00. In the event the Proxy Price is less than $25.00, the shares subject to the proxy may be voted for or against the Merger Agreement and the Merger in the sole discretion of the attorney-in-fact.

APPRAISAL RIGHTS

  If the Merger Agreement is approved at the Special Meeting, stockholders who comply with the provisions of Section 262 of the DGCL, a copy of which is attached as Appendix C to this Proxy Statement/Prospectus, will be entitled to receive payment for their shares in accordance with such section. It is a condition precedent to ARIS' obligation to consummate the Merger that the compliance of the Merger Agreement and the Merger with the 90% test set forth in Accounting Principles Board Opinion No. 16, Business Combinations, and the interpretations and pronouncements promulgated thereunder. See "The Merger Agreement--CONDITIONS TO THE MERGER."

SOLICITATION OF PROXIES

  InTime will bear the cost of solicitation of proxies for the Special Meeting. In addition to the use of the U.S. mail, directors, officers and regular employees of InTime may solicit proxies personally or by telephone, facsimile or telegram. Such persons will receive no additional compensation. InTime will reimburse custodians, brokerage houses, nominees and other fiduciaries for their reasonable expenses in sending the proxy materials to their principals.

RECOMMENDATION OF THE INTIME BOARD OF DIRECTORS

  THE BOARD OF DIRECTORS OF INTIME HAS APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT THE INTIME STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

ARIS STOCK PRICE AND DIVIDEND INFORMATION

  Since June 18, 1997, the ARIS Common Stock has been quoted on the Nasdaq National Market under the symbol "ARSC." The following table sets forth, for the quarters indicated, the reported high and low closing sales prices of ARIS Common Stock as reported on the Nasdaq National Market.

                                                              ARIS COMMON STOCK
                                                              -----------------
                                                                HIGH     LOW
                                                              -----------------
1997
  First Quarter..............................................       NA       NA
  Second Quarter............................................. $ 22.750 $ 19.125
  Third Quarter.............................................. $ 31.375 $ 21.000
  Fourth Quarter............................................. $ 26.375 $ 19.750
1998
  First Quarter.............................................. $ 30.000 $ 21.125
  Second Quarter (through May 27, 1998)...................... $ 36.125 $  28.25

  The last sales price per share of ARIS Common Stock, as reported by the Nasdaq National Market, was $30.00 on April 24, 1998, the last trading day preceding the public announcement of the proposed Merger. On May 27, 1998, the last reported sale price per share of ARIS Common Stock on the Nasdaq National Market was $28.25.

  As of the Record Date, there were approximately     record holders of ARIS
Common Stock and approximately     record holders of InTime Common Stock.
InTime has never paid cash dividends on its capital stock. Although ARIS has paid dividends on its capital stock, no such dividends have been paid recently, and the current policies of ARIS and InTime are to retain earnings for use in their respective businesses.

  INTIME STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE ARIS COMMON STOCK.

                           BACKGROUND OF THE MERGER

  The timing, terms and conditions of the Merger Agreement are the result of arms-length negotiations between representatives of InTime and ARIS. Set forth below is a summary of the negotiations.

  In February 1998, InTime's Board of Directors received a written cash offer to acquire InTime (excluding its software business). In order to obtain the necessary information with which to evaluate this offer and to exercise its fiduciary duties, InTime's Board of Directors over the next few weeks began the process of selecting and engaging a financial advisor. The Board interviewed four investment banking firms, and in March 1998 approved the engagement of Raymond James as InTime's financial advisor in connection with this and other possible acquisition offers, and in developing other possible strategies for InTime's future, Raymond James immediately began to identify and contact other possible acquirors, including ARIS.

  On April 9, 1998, Raymond James approached ARIS with information regarding the potential sale of InTime to ARIS. The discussions held were general in nature and included only a general business overview of InTime and ARIS. Specific terms of the potential sale of InTime were not discussed at this time. Based upon the interest of ARIS, a member of ARIS senior management flew to West Palm Beach, Florida to meet with InTime management.

  On April 10, 1998, a member of ARIS senior management met with InTime senior management to discuss the cultural synergies of the two companies and the interest in pursuing a combination of ARIS and InTime. Discussions centered on the business overview of historical and forecasted financial statements of each company. This meeting was an informal discussion of the two businesses. No discussion of specific financial terms of a possible combination were held.

  On April 13, 1998, InTime management met with ARIS management in Bellevue, Washington to continue discussions on the synergies and strategies of the two companies. Also discussed were the financial history and financial condition of each company, including a review of financial forecasts, budgets, capital structures and organizational structures. As a result of the discussions, ARIS expressed an interest in pursuing an acquisition of InTime whereby ARIS would issue its common stock in exchange for the outstanding capital stock of InTime with the aggregate purchase price to be approximately $32 million, provided that the transaction qualify for a pooling of interests under Generally Accepted Accounting Principles. InTime management indicated that InTime would like to move forward with further discussions and begin the due diligence process.

  A telephonic meeting was held on the morning of April 15, 1998, among ARIS, InTime, Raymond James, the ARIS independent accountants and the legal counsel for both ARIS and InTime. The parties discussed the coordination of due diligence and timing of the potential acquisition of InTime by ARIS. During the meeting, the parties reviewed the terms and structure of the potential acquisition set forth in a letter from ARIS to InTime management. ARIS and InTime agreed on the basic structure of the potential acquisition with further discussion focusing a proposed lower limit on the purchase price. ARIS agreed to provide Raymond James with the specific purchase price information including the floor to the purchase price. Based upon this information and calculations provided by its financial advisors, InTime determined the allocations among holders of InTime Common Stock, InTime Warrants and InTime Options.

  At a subsequent telephonic meeting on the afternoon of April 15, 1998, ARIS, InTime, Raymond James, the ARIS independent accountants and the legal representatives for both ARIS and InTime held further discussions relating to the timing and the pricing of the potential acquisition of InTime by ARIS. The parties verbally agreed in concept to the pricing mechanism. ARIS and InTime held a general discussion on numerous issues, including, certain employment arrangements, the post-merger management team, due diligence coordination, acquisition process and timing of the acquisition. A brief discussion was held relating to the possible ARIS Board of Director representation by a person designated by InTime. ARIS management agreed to discuss the issue with the ARIS Board of Directors.

  At subsequent meetings between April 15, 1998 and April 23, 1998, ARIS, InTime, Raymond James, and the accounting and legal representatives for each respective company held numerous discussions relating to the specific details of the potential acquisition of InTime by ARIS, including issues concerning purchase price, conversion ratios, capitalization structures, stock options and warrants, employment agreements, customer contracts and various other due diligence related matters. ARIS and InTime also discussed the previous cash offer by a third party to purchase InTime. InTime's management and its outside directors conferred regularly during this period.

  InTime's Board of Directors met on April 20, 1998 to discuss the status of its pending offers and the progress of ARIS' due diligence review.

  On April 22, 1998, the third party that extended the cash offer increased its offer (but to an amount that was still below the ARIS offer).

  At a meeting of the InTime Board of Directors on April 24, 1998, ARIS management presented an overview of ARIS, including, among other things, the description of ARIS operations, its financial condition and the anticipated synergies that may be realized from a combination with InTime. Raymond James presented the valuation methodologies used in connection with determining the conversion ratio of InTime securities into ARIS securities. The InTime Board of Directors discussed the specific details of the potential acquisition of InTime by ARIS. The InTime Board of Directors requested that the purchase price be increased to $33 million. The Board of Directors adjourned the meeting until ARIS could consider and respond to the request for an increase in the purchase price. The InTime Board of Directors requested responses to various other questions related to the acquisition of InTime by ARIS. ARIS management discussed and agreed to the request by the InTime Board of Directors for an increase in the purchase price to $33 million. ARIS management and its legal counsel discussed numerous other issues related to the specifics of the acquisition, as well as the status of the cash offer, which remained pending. After further discussions between InTime management and the third party, the InTime Board of Directors determined that the ARIS offer was greater in amount and otherwise more favorable to InTime's stockholders than the cash offer and decided to complete its review of the Merger Agreement and due diligence and other information provided by Raymond James.

  On April 25, 1998, the ARIS Board of Directors reviewed and approved the Merger Agreement and the transactions contemplated thereby. ARIS management continued to hold various meetings and discussions with InTime management and its financial and legal representatives relating to the purchase price, the acquisition exchange ratio, employment agreements and numerous other specific details of the acquisition.

  On April 26, 1998, the InTime Board of Directors reconvened its meeting to discuss the acquisition of InTime by ARIS. Raymond James delivered its Fairness Opinion to the InTime Board for its review. The InTime Board considered the acceptance by ARIS of the request to increase the purchase price to $33 million and discussed the ARIS responses to numerous other issues related to the specifics of the potential acquisition. The InTime Board of Directors, after receiving the Raymond James Opinion, unanimously approved the acquisition of InTime by ARIS, subject to stockholder and regulatory approval.

  On May 25, 1998, InTime management telephoned ARIS management to discuss concerns regarding how the acquisition Exchange Ratio was to be determined. The parties agreed to continue these discussions the following day.

  On May 26, 1998, InTime, ARIS, and Raymond James continued their telephonic discussions regarding the acquisition Exchange Ratio, and whether it was in the best interests of each party to amend the Merger Agreement to revise the formula for computing the Exchange Ratio. On the evening of May 26, 1998, InTime and ARIS management conceptually agreed to revise the formula for calculating the acquisition Exchange Ratio to provide downward price protection for InTime securities holders by guaranteeing a minimum and maximum price per share for InTime Common Stock of approximately $9.20 and $9.32, respectively, and to peg the future calculation of the Exchange Ratio solely to the average closing price of ARIS Common Stock for the ten trading days immediately preceding the Closing Date. Further, it was conceptually agreed to allow holders of InTime Common Stock to continue to enjoy the benefit of an increase in the value of ARIS Common Stock, subject to a $0.44 per share discount, if the Buyer Share Price is more than $35.00. The parties directed their legal representatives to draft Amendment No. 1 to the Merger Agreement to reflect the foregoing. Finally, as consideration for ARIS' concessions to the acquisition exchange ratio, William E. Berry, InTime's President and Chairman of its Board of Directors, and John E. Steiner, a director of InTime and its former Executive Vice President, who together beneficially own 54% of the outstanding InTime Common Stock, agreed to execute irrevocable proxies in favor of the Merger Agreement and the Merger subject to specified exceptions.

  On May 27, 1998, the InTime Board of Directors reviewed and discussed the implications of a draft Amendment No. 1 to Merger Agreement. Raymond James rendered an oral opinion (subsequently confirmed in writing as of May 28, 1998) to the effect that the consideration to be received by the stockholders of InTime pursuant to the Merger Agreement, as amended, is fair, from a financial point of view, to the holders of InTime Common Stock. The InTime Board of Directors, after receiving the oral opinion of Raymond James, unanimously approved, and authorized and directed an appropriate officer of InTime to execute and deliver, Amendment No. 1 to Merger Agreement.

  On May 27, 1998, the ARIS Board of Directors reviewed and discussed the implications of a draft Amendment No. 1 to Merger Agreement. The ARIS Board of Directors, after due deliberation, unanimously approved, and authorized and directed an appropriate officer of ARIS to execute and deliver, Amendment No. 1 to Merger Agreement.

ARIS' REASONS FOR THE MERGER

  In reaching its conclusion to approve the Merger, the Board of Directors of ARIS considered a number of factors including, among others:

    1. The business, financial position, results of operations and prospects of ARIS and InTime and potential synergies resulting from the combination of the companies.

    2. The ability to add more than 70 trained IT consultants in light of the intense competition for talented personnel in the IT industry. See, "ARIS Business--Strategy."

    3. The ability of ARIS to capitalize on InTime's presence in the PeopleSoft and ORACLE Human Resource Management markets. See, "ARIS Business--Strategy" and "Business of InTime."

ARIS BOARD APPROVAL

  FOR THE REASONS DISCUSSED ABOVE, THE ARIS BOARD HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE MERGER ARE IN THE BEST INTERESTS OF ARIS AND ITS SHAREHOLDERS AND IT HAS THEREFOR APPROVED THE MERGER BY UNANIMOUS VOTE.

INTIME'S REASONS FOR THE MERGER

  The Board of Directors of InTime believes that, through the Merger, InTime will realize positive benefits, including: greater financial resources to support the expansion of InTime's operations than would be available to InTime as an independent company; obtaining access to enterprise-wide solutions for ORACLE software products; obtaining access to additional training resources for InTime's employees and its customers, as well as providing InTime with additional sources of business leads; creating a better career path for InTime's employees and consultants, thereby improving their development and retention; and creating immediate additional value and liquidity in the investment of InTime's stockholders.

  Additionally, the Board considered the proposed merger with ARIS to be more favorable to the InTime stockholders than the cash offer also received, for various significant reasons. First, the ARIS offer was greater in amount than was the cash offer. Second, although the price of the ARIS Common Stock is subject to market risks, the Board believed that there would be potential for price appreciation that would not be available in a transaction for cash. Third, the Merger was structured to be a tax-free reorganization so that the InTime stockholders would not realize a taxable gain upon the receipt of ARIS Common Stock in exchange for their shares of InTime Common Stock. Finally, the Board believed that ARIS offered a synergistic opportunity for future growth.

INTIME BOARD APPROVAL

  FOR THE REASONS DISCUSSED ABOVE, THE INTIME BOARD HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, INTIME AND THE INTIME STOCKHOLDERS. ACCORDINGLY, THE INTIME BOARD HAS UNANIMOUSLY RECOMMENDED THAT THE INTIME STOCKHOLDERS VOTE IN FAVOR OF APPROVAL OF THE MERGER PROPOSAL.

OPINION OF FINANCIAL ADVISOR TO INTIME

  InTime retained Raymond James to serve as its financial advisor in connection with its exploration of strategic alternatives. At the request of InTime, Raymond James solicited third party indications of interest in acquiring all or substantially all of the stock or assets of InTime. As part of this engagement, Raymond James was asked to render an opinion to the InTime Board of Directors as to the fairness to InTime, from a financial point of view, of the terms of the Merger.

  On May 28, 1998, Raymond James delivered its opinion to the Board of Directors of InTime, to the effect that, as of May 28, 1998, the consideration to be received by the stockholders of InTime pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of the InTime Common Stock. THE FULL TEXT OF THE WRITTEN OPINION OF RAYMOND JAMES, DATED MAY 28, 1998, IS ATTACHED HERETO AS APPENDIX C AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF INTIME COMMON STOCK ARE URGED TO READ THE RAYMOND JAMES OPINION IN ITS ENTIRETY FOR THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, OTHER MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY RAYMOND JAMES. THE SUMMARY OF THE RAYMOND JAMES OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  Raymond James' analyses and opinion were prepared for the InTime Board of Directors and are directed to the fairness, from a financial point of view, of the financial terms of the merger. Raymond James also assisted the Board in determining the allocation of the Merger consideration among the InTime Common Stock, InTime Options and InTime Warrants. Raymond James does not express any opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger agreement or the availability or advisability of any alternatives to the merger. The Raymond James Opinion does not imply any conclusion as to the likely trading range for the ARIS Common Stock following consummation of the Merger. Rather, the Raymond James Opinion is limited to the fairness, from a financial point of view, of the terms of the Merger. The Raymond James Opinion does not constitute a recommendation to any stockholder as to how to vote on the proposed merger. The amount of the total Merger consideration was determined through negotiations between ARIS and InTime.

  Raymond James was selected by the Board of Directors of InTime as its financial advisor, and to render an opinion to the Board, because Raymond James is a nationally recognized investment banking firm and because certain principals of Raymond James have substantial experience in the IT industry and in transactions similar to the Merger, and are familiar with InTime and its businesses. As part of its investment banking business, Raymond James is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions and valuations for corporate and other purposes. In the ordinary course of its business, Raymond James trades equity securities of InTime for its account and for the accounts of its customers, and, accordingly, it may at any time hold a long or short position in such securities.

  In arriving at its opinion, Raymond James, among other things:

    1. reviewed the financial terms and conditions as stated in the Merger Agreement dated April 26, 1998 and in the May 28, 1998 Amendment No. 1 to the Agreement;

    2. reviewed the audited 10-KSB financial statements of InTime as of and for the years ended December 31, 1997 and 1996;

    3. reviewed the InTime Quarterly Reports filed on Form 10-QSB for the quarters ended March 31, 1998, September 30, 1997 and June 30, 1997;

    4. reviewed the audited 10-K financial statements of ARIS as of and for the years ended December 31, 1997 and 1996;

    5. reviewed the ARIS Quarterly Reports filed on Form 10-Q for the quarters ended March 31, 1998, September 30, 1997 and June 30, 1997 and certain publicly available filings with the Commission and certain other relevant financial and operating data;

    6. reviewed other InTime financial and operating information requested from and/or provided by InTime;

    7. reviewed certain other publicly available information about InTime;
  and

    8. discussed with members of the senior management of InTime certain information relating to the aforementioned and any other matters that Raymond James deemed relevant to its inquiry.

  In connection with its opinion, Raymond James assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to it by InTime, ARIS or any other party, without independent verification. Raymond James neither made nor obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of InTime or ARIS. Further, Raymond James assumed that forecasts and other information and data provided to it by InTime were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management. Raymond James assumed that the Merger will be accounted for as a pooling of interests. Finally, the Raymond James Opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to Raymond James as of May 28, 1998. Raymond James has advised that any material change in such circumstances and conditions would require a reevaluation of the Raymond James Opinion.

  Pursuant to the terms of the Raymond James engagement letter, InTime will pay Raymond James an aggregate fee of approximately $535,000, $25,000 of which has been paid as a non-refundable retainer, for acting as its financial advisor in connection with the Merger, including rendering the Raymond James Opinion. Raymond James has received no other compensation from InTime during the past two years for financial advisory or other services. Whether or not the Merger is consummated, InTime has also agreed to indemnify Raymond James and each of its directors, officers, agents, employees and controlling persons (within the meaning of the Securities Act) against certain liabilities, including, but not limited to, any liability relating to or arising from the engagement described in the Raymond James engagement letter, except for liability for losses, claims, damages or expenses that are finally judicially determined to have arisen primarily from Raymond James' willful misconduct or gross negligence.

                  INTERESTS OF CERTAIN PERSONS IN THE MERGER

GENERAL

  Certain members of InTime's management may be deemed to have certain interests in the Merger that are in addition to their interests as stockholders of InTime generally. The Boards of Directors of InTime and ARIS were each aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

INTERESTS AS HOLDERS OF INTIME COMMON STOCK AND INTIME OPTIONS

  The following table sets forth information, with respect to each director or executive officer of InTime prior to the consummation of the Merger who will be entitled to receive a portion of the Merger consideration with respect to shares of InTime Common Stock and InTime Options. See "InTime Management and Executive Compensation--Security Ownership of Certain Beneficial Owners and Management."

                         NO. OF SHARES NO. OF SHARES                     EXERCISE                        EXERCISE
                           OF INTIME      OF ARIS       NO. OF INTIME      PRICE       NO. OF ARIS        PRICE
          NAME           COMMON STOCK  COMMON STOCK  OPTIONS/WARRANTS(1) PER SHARE OPTIONS/WARRANTS(2) PER SHARE(2)
          ----           ------------- ------------- ------------------- --------- ------------------- ------------
William E. Berry (3)....    291,023       77,412            75,000(4)      $5.75         19,950           $21.60
Michael D. Matte (4)....      2,000          532           100,000(4)      $4.52         26,600           $16.98
                                                            25,000         $5.75          6,650           $21.60
                                                            10,000         $7.00          2,660           $26.30
John E. Steiner (3).....    291,023       77,412            75,000(4)      $5.75         19,950           $21.60
Paul Piper..............        500          133             4,000         $7.00          1,064           $26.30
Corine C. Goldkiller....        --           --              4,643         $1.76          1,235           $ 6.61
                                                            25,000         $5.75          6,650           $21.60
                                                             7,735         $5.75          2,058           $21.60

--------
(1) Includes all InTime Options which will vest as of June 30, 1998 or in connection with the consummation of the Merger.

(2) Assumes the Exchange Ratio equals 0.266.

(3) Excludes 929,603 Escrowed Shares beneficially owned by each of Messers. Berry and Steiner, which can be voted at the Special Meeting. Messers. Berry and Steiner have agreed to cancel their Escrowed Shares immediately prior to the Effective Time.

(4) Upon closing of the Merger, the InTime Options held by Messers Berry, Matte, and Steiner will become fully vested and exercisable.

INSURANCE AND INDEMNIFICATION

  Pursuant to the Merger Agreement, ARIS will provide each individual who served as a director or officer of InTime at any time prior to the Effective Time with liability insurance for a period of 36 months after the Effective Time in an amount not less than $5,000,000. In addition, ARIS, as the surviving company in the Merger, will observe any indemnification provisions existing as of April 26, 1998 in InTime's certificate of incorporation or bylaws for the benefit of any individual who served as a director or officer of InTime prior to the Effective Time.

REGISTRATION RIGHTS

  Messrs. William E. Berry and John E. Steiner will be granted registration rights upon the closing of the Merger. Such registration rights will allow Messrs. Berry and Steiner the ability to register their shares of ARIS Common Stock, subject to certain limitations, if ARIS otherwise registers shares of its ARIS Common Stock in connection with a public offering.

SEVERANCE PAYMENTS

  The Merger will result in a change of control of InTime for purposes of, or will otherwise provide for severance rights under, the employment agreements entered into between InTime and William E. Berry, InTime's

President, and InTime and Michael D. Matte, InTime's Chief Financial Officer (the "Employment Agreements"). As a result, under the Employment Agreements, such executives will be entitled to receive certain cash payments and vesting of certain InTime Options. Mr. Berry has elected to waive the cash payment due to him. See "Statement of Income Data--Executive Compensation--Employment and Consulting Agreements."

ARIS EMPLOYMENT AGREEMENT

  As a condition to the Merger, ARIS will enter into an employment agreement with William E. Berry. ARIS has also agreed, following consummation of the Merger, to the termination of Mr. Matte's InTime Employment Agreement and to enter into a new employment agreement with him. Both Mr. Berry and Mr. Matte will receive signing bonuses under their respective employment agreements with ARIS.

                        FEDERAL INCOME TAX CONSEQUENCES

  The following discussion summarizes the material federal income tax considerations of the Merger that are generally applicable to holders of InTime Common Stock. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to ARIS, InTime or InTime stockholders as described herein.

  InTime stockholders should be aware that this discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular InTime stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, banks, insurance companies or tax-exempt organizations, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons, who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions, or who hold their shares as a hedge or as part of a hedging, straddle, conversion or other risk reduction transaction. Further, this discussion does not address the federal income tax treatment with respect to holders of InTime Warrants. In addition, the following discussion does not address the tax consequences of the Merger under foreign, state or local tax laws or the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger).

  INTIME STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES.

  Neither ARIS nor InTime has requested a ruling from the Internal Revenue Service (the "IRS") with regard to any of the U.S. federal income tax consequences of the Merger. As a condition to the consummation of the Merger, Price Waterhouse LLP will render an opinion (the "Tax Opinion") that the Merger will constitute a tax-free reorganization under Section 368 of the Code (a "Reorganization"). Such opinion is, and will be, based on certain assumptions as well as representations (discussed below) and is, and will be, subject to the limitations discussed below. Moreover, such opinion will not be binding on the IRS nor preclude the IRS from adopting a contrary position.

  Subject to the limitations and qualifications referred to herein and in the Tax Opinion, it is the opinion of Price Waterhouse LLP that as a result of the Merger's qualifying as a Reorganization, the following U.S. federal income tax consequences will result:

    (i) No gain or loss will be recognized by the holders of InTime Common Stock upon the receipt of ARIS Common Stock solely in exchange for such InTime Common Stock in the Merger (except to the extent of cash received in lieu of fractional shares);

    (ii) The aggregate tax basis of the ARIS Common Stock so received by InTime stockholders in the Merger (including any fractional share of ARIS Common Stock not actually received) will be the same as the aggregate tax basis of InTime Common Stock surrendered in exchange therefor;

    (iii) The holding period for tax purposes of the ARIS Common Stock so received by each InTime stockholder in the Merger will include the period for which the InTime Common Stock surrendered in exchange therefor was considered to be held, provided that the InTime Common Stock so surrendered is held as a capital asset at the Effective Time;

    (iv) Cash payments received by holders of InTime Common Stock in lieu of a fractional share will be treated as if such fractional share of ARIS Common Stock had been issued in the Merger and then redeemed by ARIS. An InTime stockholder receiving such cash will recognize gain or loss upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share. The gain or loss should be capital gain or loss provided that such share of InTime Common Stock was held as a capital asset at the Effective Time and subject to the provision and limitations of Section 302;

    (v) A stockholder of InTime who exercises dissenters' rights under applicable law with respect to a share of InTime Common Stock and receives a cash payment for such stock will generally recognize capital gain or loss (if such stock was held as a capital asset at the Effective Time of the Merger) measured by the difference between the amount of cash received and the stockholder's basis in such share, provided such payment is neither essentially equivalent to a dividend within the meaning of Section 302 of the Code nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the Code (collectively, a "Dividend Equivalent Transaction"). A sale of InTime shares incident to an exercise of dissenters' rights will generally not be a Dividend Equivalent Transaction if, as a result of such exercise, the dissenting stockholder owns no shares of ARIS Common Stock (either actually or constructively within the meaning of Section 318 of the Code); and

    (vi) Neither ARIS nor InTime will recognize gain solely as a result of the Merger.

  The Tax Opinion will be subject to certain assumptions and qualifications and will be based on the truth and accuracy of certain representations of ARIS, InTime and certain stockholders of InTime, including representations in certain certificates delivered to Price Waterhouse LLP by the respective managements of ARIS and InTime and certain stockholders of InTime. Of particular importance are the assumptions and representations relating to the "continuity of interest" requirement.

  To satisfy the "continuity of interest" requirement, InTime stockholders must, in the aggregate, receive a significant equity interest in ARIS in exchange for their shares in InTime. InTime stockholders will generally be regarded as having a "significant equity interest" as long as the ARIS Common Stock received in the Merger (after taking into account Planned Dispositions, as defined below), in the aggregate, represents a substantial portion of the entire consideration received by the InTime stockholders in the Merger. In order to satisfy the requirement, the InTime stockholders must not, pursuant to a plan or intent existing at or prior to the Effective Time, dispose of or transfer so much of either (i) their InTime Common Stock in anticipation of the Merger or (ii) the ARIS Common Stock to be received in the Merger to ARIS or to any persons related to ARIS (collectively, "Planned Dispositions"), such that the InTime stockholders, as a group, would not be considered to have a received a "significant equity interest" in the InTime business being conducted by ARIS in exchange for their InTime shares. If the continuity of interest requirement is not satisfied, the Merger would not be treated as a Reorganization. The law is unclear as to what constitutes a "significant equity interest." The IRS ruling guidelines require a minimum of 50% continuity (although such guidelines do not purport to represent the applicable substantive law). The Merger Agreement and certificates from the management of InTime and ARIS regarding continuity of interest contemplate that the 50% standard will be applied. No assurance can be made that the "continuity of interest" requirement will be satisfied, and if such requirement is not satisfied, the Merger would not be treated as a Reorganization.

  A successful IRS challenge to the Reorganization status of the Merger (as a result of a failure of the "continuity of interest" requirement or otherwise) could result in significant adverse tax consequences to the InTime stockholders. An InTime stockholder would recognize gain or loss with respect to each share of InTime Common Stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time, of the ARIS Common Stock received in exchange therefor. In such event, a stockholder's aggregate basis in the ARIS Common Stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the Closing Date.

  Certain noncorporate InTime stockholders may be subject to backup withholding at a rate of 31% on cash payments received in lieu of a fractional share interest in ARIS Common Stock. Backup withholding will not apply, however, to a stockholder who furnishes a correct taxpayer identification number ("TIN") and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 included in the Letter of Transmittal who provides a certificate of foreign status on Form W-8, or who is otherwise exempt from backup withholding. A stockholder who fails to provide the correct TIN on Form W-9 may be subject to a $50 penalty imposed by the IRS.

  Each InTime stockholder will be required to retain records and file with such holder's U.S. federal income tax return a statement setting forth certain facts relating to the Merger.

                       ANTICIPATED ACCOUNTING TREATMENT

  It is expected that the Merger will be accounted for as a pooling of interests for accounting and financial purposes. See "The Merger Agreement-- Accounting Treatment."

                          RESALE OF ARIS COMMON STOCK

  ARIS Common Stock issued in connection with the Merger will be freely transferable, except that shares issued to any InTime stockholder that may be an "affiliate" of InTime or who becomes an "affiliate" of ARIS are subject to certain restrictions on resale. Affiliates generally include, without limitation, directors, certain executive officers and certain other persons who control a company. Certain stockholders of InTime who may be deemed to be affiliates have executed agreements that prohibit the sale, transfer or other disposition of ARIS Common Stock received by such stockholders in the Merger, except under certain circumstances, in order to comply with the requirements of certain federal securities laws. See "The Merger Agreement--Affiliate Certificate." Certain stockholders of InTime have also delivered to ARIS certificates certifying that such stockholders have no present intention to dispose of certain of the shares of ARIS Common Stock to be received by such stockholders in the Merger in order to comply with the requirements of certain United States federal tax laws and the accounting rules relating to pooling. See "The Merger Agreement--Federal Income Tax Consequences."

                       RIGHTS OF DISSENTING STOCKHOLDERS

  Stockholders of InTime may, under certain circumstances and by following the procedure prescribed by the DGCL, exercise appraisal rights and receive cash for their shares of InTime Common Stock. The stockholders exercising appraisal rights under the DGCL must follow the appropriate procedures under the DGCL or suffer the termination or waiver of such rights.

  If a holder of InTime Common Stock exercises appraisal rights in connection with the Merger under Section 262 of the DGCL ("Section 262"), any shares of InTime Common Stock in respect of which such rights have been exercised and perfected will not be converted into ARIS Common Stock but instead will be converted into the right to receive such consideration as may be determined by the Delaware Court of Chancery (the "Court") to be due with respect to such shares pursuant to the laws of the State of Delaware.

  The following summary of the provisions of Section 262 is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached to this Proxy Statement/Prospectus as Appendix C and incorporated herein by reference.

  Holders of shares of InTime Common Stock who object to the Merger and who follow the procedures in Section 262 will be entitled to have their shares of InTime Common Stock appraised by the Court and to receive payment of the "fair value" of such shares as of the Effective Time.

  A stockholder of InTime electing to exercise appraisal rights must, prior to the InTime Special Meeting, perfect his, her or its appraisal rights by demanding in writing from InTime the appraisal of his, her or its shares of InTime Common Stock, as provided in Section 262. A holder who elects to exercise appraisal rights should mail or deliver his, her or its written demand to InTime at 1601 Forum Place Fifth Floor West Palm Beach, FL 33401,
Attn: Corporate Secretary. The demand should specify the holder's name and mailing address, the number of shares of InTime Common Stock owned and that such holder is demanding appraisal of his, her or its shares.

Only a holder of record of shares of InTime Common Stock (or his, her or its duly appointed representative) is entitled to assert appraisal rights for the shares registered in that holder's name.

  Within 120 days after the Effective Time, any stockholder who has made a valid written demand and who has not voted in favor of approval and adoption of the Merger Agreement and approval of the Merger may (i) file a petition in the Court demanding a determination of the value of shares of InTime Common Stock and (ii) upon written request, receive from ARIS a statement setting forth the aggregate number of shares of InTime Common Stock not voted in favor of approval and adoption of the Merger Agreement and approval of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within ten days after the written request therefor has been received by ARIS.

  If a petition for an appraisal is timely filed, at a hearing on such petition, the Court is required to determine the holders of InTime Common Stock entitled to appraisal rights and will determine the "fair value" of such InTime Common Stock exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the value of such InTime Common Stock. In determining the "fair value" of such InTime Common Stock, the Court is required to take into account all relevant factors, including the market value of InTime Common Stock and the net asset and earnings value of InTime. In determining the fair value of interest, the Court may consider all relevant factors including the rate of interest which InTime would have had to pay to borrow money during the pendency of the proceedings. Upon application by a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares of InTime Common Stock entitled to appraisal.

  Any holder of InTime Common Stock who has duly demanded an appraisal under
Section 262 will not, after the Effective Time, be entitled to vote the shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on such InTime Common Stock (except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time).

  If any holder of shares of InTime Common Stock who demands appraisal under
Section 262 effectively withdraws or loses his, her or its right to appraisal, the shares of such holder will be converted into a right to receive that number of shares of ARIS Common Stock as is determined in accordance with the Merger Agreement. A holder will effectively lose his right to appraisal if he, she or it votes in favor of approval and adoption of the Merger Agreement and approval of the Merger, if no petition for appraisal is filed within 120 days after the Effective Time or if the holder delivers to InTime a written withdrawal of such holder's demand for an appraisal and an acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Effective Time requires the written approval of ARIS. A holder of stock represented by certificates may also lose his, her or its right of appraisal if he, she or it fails to comply with the Court's direction to submit such certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings.

  Holders of ARIS Common Stock are not entitled to appraisal rights under the DGCL because ARIS is not a constituent corporation to the Merger under the DGCL.

                             THE MERGER AGREEMENT

GENERAL

  The following is a summary of the material provisions of the Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference. The following is not a complete statement of all provisions of the Merger Agreement and related agreements. Statements made in this Proxy Statement/Prospectus with respect to the terms of the Merger Agreement and such related agreements are qualified in their respective entireties by reference to the more detailed information set forth in the Merger Agreement and such related agreements.

MERGER CONSIDERATION

 Conversion of InTime Common Stock

  Subject to the provisions contained in the Merger Agreement relating to the payment of cash in lieu of shares with respect to which appraisal rights have properly been exercised, each share of InTime Common Stock outstanding immediately prior to the Effective Time will be converted into the right to receive that number of fractional shares of ARIS Common Stock determined pursuant to the Exchange Ratio. The Exchange Ratio will be determined by using a $33 million acquisition price for all of the InTime Common Stock, InTime Warrants and InTime Options, and then assigning relative values to each of them based on calculations done immediately preceding the date of the Merger Agreement. The InTime Warrants and InTime Options have been assigned a value of $5,367,375 and $3,462,737, respectively, based upon a market valuation with respect to the InTime Warrants and a Black Scholes financial analysis with respect to the InTime Options, leaving $24,169,888 as the relative portion of the acquisition price allocated to all of the InTime Common Stock.

  The Exchange Ratio will be calculated as follows: (i) determining the "ARIS Closing Share Price"; (ii) dividing $24,169,888 by: (x) the ARIS Closing Share Price, in the event the ARIS Closing Share Price is less than $34.56; (y) $34.56, if the ARIS Closing Share Price is from $34.56 through $35.00; and (z) the ARIS Closing Share Price minus $0.44, if the ARIS Closing Share Price is greater than $35.00; and (ii) dividing such quotient by the number of shares of InTime Common Stock outstanding as of the Closing Date. The Exchange Ratio will decline (resulting in fewer shares of ARIS Common Stock being issued to the InTime stockholders) as the ARIS Closing Share Price increases. The Merger Agreement provides price protection for holders of InTime Common Stock, by assigning a Minimum Price Per Share for the Intime Common Stock of $9.20.

  Based on this formula, stockholders of InTime will receive shares of ARIS Common Stock with a minimum market value as of the date the Exchange Ratio is determined of approximately $9.20 per share of InTime Common Stock. This represents a premium of approximately $1.39 per share over the closing price of the InTime Common Stock (as reported on the Nasdaq Small Cap Market) on April 27, 1998 of $7.81 per share and of approximately $2.1375 per share over the closing price (as reported on the Nasdaq Small Cap Market) on May 27, 1998 of $7.0625 per share. Although there is no maximum number of shares of ARIS Common Stock that may be issued in the Merger, the market value as of the date the Exchange Ratio is determined of the shares of ARIS Common Stock to be issued to the InTime stockholders will range from $9.20 per share of InTime Common Stock (if the ARIS Closing Share Price is $34.56 or less) to a maximum of approximately $9.32 per share of InTime Common Stock (if the ARIS Closing Price Per Share is $35.00 or greater). Because the Exchange Ratio will be determined as of the day prior to the Closing Date, however, any increase or decrease in the market price of the ARIS Common Stock occurring on the Closing Date will not result in a further readjustment to the Exchange Ratio. Therefore, the actual market value as of the Closing Date of the ARIS Common Stock to be issued to the InTime stockholders may be less than $9.20 per share or greater than $9.32 per share. InTime stockholders are urged to obtain current market prices for the InTime Common Stock and the ARIS Common Stock.

  The proposed Merger is contingent upon, among other things, approval by the stockholders of InTime. The proposed Merger will be consummated as soon as practicable after such approval is obtained and the other conditions to the Merger are satisfied or waived. InTime has received irrevocable proxies from affiliates sufficient to approve the Merger provided the Proxy Price is not less than $25.00. ARIS has the unilateral right to terminate the Merger Agreement by exercising the ARIS Market Out; if ARIS exercises the Market Out, however, ARIS must pay to InTime a termination fee of $500,000. ARIS and InTime anticipate that the Merger will become effective on June 30, 1998. THUS, THE ACTUAL EXCHANGE RATIO AND THE RESULTING ACTUAL MARKET VALUE OF THE ARIS COMMON STOCK TO BE ISSUED IN THE MERGER WILL NOT BE DETERMINED UNTIL AFTER THE INTIME STOCKHOLDERS HAVE VOTED ON THE MERGER.

  From January 1, 1998 through May 27, 1998, the closing price of ARIS Common Stock ranged from a low of $21.125 to a high of $36.125 per share. See "ARIS Stock Price and Dividend Information." ARIS' stock price may be affected by a number of factors (including announcements by ARIS relating to staffing, the allocation of resources, pending transactions (such as the Merger), performance of and investor expectations for InTime, trading activity in ARIS Common Stock and general economic and market conditions). See "Risk Factors".

  No fractional shares of ARIS Common Stock will be issued in connection with the Merger, and no certificates for any such fractional shares will be issued. In lieu of such fractional shares, any holder of InTime Common Stock (after aggregating all fractional shares of ARIS Common Stock issuable to such holder) will, upon surrender of such holder's stock certificate(s) representing InTime Common Stock to the Exchange Agent, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of ARIS Common Stock on the Nasdaq National Market on the date the Merger becomes effective.

  Each outstanding share of InTime Common Stock with respect to which appraisal rights have properly been exercised will be converted into the right to receive payment from ARIS, as the surviving company in the Merger, in accordance with the provisions of the DGCL.

 Conversion of InTime Warrants

  Subject to the provisions contained in the Merger Agreement, each InTime Warrant outstanding immediately prior to the Effective Time will be converted into the right to receive a warrant to purchase, on the same terms and conditions, that number of shares of ARIS Common Stock equal to the Exchange Ratio at a price equal to (i) the exercise price of such InTime Warrant divided by $9.20 (ii) multiplied by the ARIS Closing Share Price.

 Conversion of InTime Options

  Subject to the provisions contained in the Merger Agreement, each InTime Option outstanding immediately prior to the Effective Time will be converted into the right to receive an option to purchase, on the same terms and conditions, that number of shares of ARIS Common Stock (ii) equal to the Exchange Ratio at a price equal to (i) the exercise price of such InTime Option divided by $9.20 (2) multiplied by the ARIS Closing Share Price.

CORPORATE MATTERS

  The Merger Agreement provides that, prior to the Effective Time, neither InTime, nor its subsidiaries, will engage in any practice, take any action, or enter into any transaction outside the ordinary course of business consistent with its past custom and practice, including, among other things: (a) authorizing or effecting any change in its charter or bylaws; (b) granting any options, warrants, or other rights to purchase or obtain any of its capital stock or issue, sell, or otherwise dispose of any of its capital stock (except upon the conversion or exercise of options, warrants, and other rights currently outstanding); (c) declaring, setting aside, or paying any dividend or distribution with respect to its capital stock (whether in cash or in kind), or redeeming, repurchasing, or otherwise acquiring any of its capital stock; (d) issuing any note, bond, or other debt security or creating, incurring, assuming, or guaranteeing any indebtedness for borrowed money or capitalized lease obligation;

(e) making any capital investment in, making any loan to, or acquiring the securities or assets of any other entity; and (f) changing the employment terms for any of its directors or executive officers, or entering into any other arrangement or agreement with directors or executive officers.

CONDITIONS TO THE MERGER

  The obligations of ARIS and InTime to consummate the Merger are subject to the satisfaction, at the Closing, of a number of conditions, including, among others, the following: (a) the approval of the Merger Agreement and the Merger by the holders of a majority of the shares of InTime Common Stock; (b) the compliance of the Merger Agreement and the Merger with the 90% test set forth in Accounting Principles Board Opinion No. 16, Business Combinations, and the interpretations and pronouncements promulgated thereunder which generally provide that at least 90% of the InTime Common Stock must be exchanged so that ARIS may account for the Merger as a pooling of interests; (c) all of the subsidiaries of InTime shall have been merged with and into InTime; (d) the truth and correctness in all material respects at the Closing of the representations and warranties of ARIS and InTime; (e) the performance and compliance in all material respects of the covenants of ARIS and InTime; (f) the Registration Statement shall have become effective under the Securities Act; (g) the shares of ARIS Common Stock that will be issued in the Merger shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance; (h) ARIS and InTime shall have received required opinions from legal counsel and accountants as to the effect of the Merger;
(i) ARIS shall have received the resignations of the directors and the President of InTime, and entered into an employment agreement with the President of InTime; (j) the absence of any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of the Merger, (ii) cause the Merger to be rescinded following consummation, (iii) affect adversely the right of ARIS, as the surviving company in the Merger, to own the former assets, to operate the former businesses, and to control the former subsidiaries of InTime, or (iv) affect adversely the right of any of the former subsidiaries of InTime to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect); and (k) the Initial InTime stockholders shall have agreed to forfeit the Escrow Shares.

  It is a condition to consummation of the Merger that each person who could reasonably be determined to be an "affiliate," as such term is defined in Rule 145 promulgated under the Securities Act, of InTime execute a certificate that generally requires such holder, for the one-year period following consummation of the Merger, to sell shares to the public only in accordance with the volume restrictions and manner of sale restrictions of Rule 144 promulgated under the Securities Act. These restrictions generally require that sales to the public be made only through unsolicited "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144. Additionally, the number of shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of ARIS Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding the filing of a Form 144 with the Commission relating to such sale. One year after the Effective Time, an affiliate would be able to sell such ARIS Common Stock without such manner of sale or volume limitations provided that ARIS was current with its Exchange Act informational filings and such affiliate was not then an affiliate of ARIS. This requirement will lapse if the Commission repeals the provisions currently contained in Rule 145(c) in a manner that would apply to this transaction. Such restriction will also include such affiliates' agreement that they will not sell any of their shares of ARIS Common Stock until after ARIS files with the Commission its financial results covering at least 30 days of post-merger combined operations of ARIS and InTime.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various, customary, representations and warranties of InTime and ARIS, relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (a) due organization, existence and standing; (b) capitalization; (c) power and authority to execute and deliver the Merger Agreement and to perform its respective obligations thereunder; (d) compliance with applicable agreements, contracts, leases, licenses, instruments, and laws, regulations, rules, injunctions, judgments, orders, decrees, rulings, charges, or other restrictions of any government, governmental agency, or court; (e) the absence of any notice, filing, authorization, consent, or approval requirements;
(f) compliance with all filing requirements under the Securities Act and the Exchange Act, and the accuracy of the information contained therein; (f) absence of certain material adverse changes or events; and (g) absence of litigation.

COVENANTS

  The Merger Agreement contains various, customary, covenants of InTime and ARIS, that each party will, among other things: (a) use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the Merger; (b) give any necessary notices to, make any necessary filings with, and use its best efforts to obtain any necessary authorizations, consents, and approvals of governments and governmental agencies; and (c) give prompt notice to the other party of any material adverse development causing a breach of any of its own representations and warranties in the Merger Agreement. In addition, ARIS covenanted to use its best efforts to cause the shares of ARIS Common Stock to be issued in the Merger to be approved for listing on the Nasdaq National Market, subject to official notice of issuance, prior to the Effective Time. See, also, "Non-Solicitation."

NON-SOLICITATION

  The Merger Agreement provides that, prior to the termination of the Merger Agreement, InTime shall not initiate, solicit or encourage (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (defined below), enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize any of its respective officers or directors to take any such action. The Merger Agreement also provides that InTime shall instruct and use its reasonable best efforts to cause its directors, officers, agents and representatives not to take any such action. If InTime receives any offer or proposal, written or otherwise, that constitutes, or may reasonably be expected to lead to, any Competing Transaction, InTime must promptly inform ARIS of such offer or proposal and the material terms thereof.

  However, InTime may, subject to authorization by its Board of Directors, (A) furnish information to, or enter into discussions or negotiations with, any person or entity that makes a bona fide proposal to enter into a Competing Transaction, provided the proposal had not been initiated, solicited or encouraged by InTime, (B) recommend to InTime stockholders or endorse any, or enter into any definitive agreement with respect to any, such Competing Transaction, or (C) issue a communication to InTime stockholders of the type contemplated by Rule 14d-9(e) or 14e-2 under the Exchange Act or otherwise communicate the Board of Directors' position with respect to such proposal to enter into a Competing Transaction to InTime stockholders, if, with respect to
(A), (B) or (C) above, (i) the InTime Board of Directors determines in good faith that such Competing Transaction is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the Competing Transaction, and would, if consummated, be more favorable to InTime stockholders than the Merger, (ii) the InTime Board of Directors reasonably believes that the proposal is made in good faith, and
(iii) InTime provides prior notice to ARIS.

  "Competing Transaction" means any of the following involving InTime: (A) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction; (B) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of substantially all of the assets of InTime and its subsidiaries, taken as a whole, in a single transaction or series of transactions; (C) any tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of InTime or the filing of a registration statement under the Securities Act in connection therewith; (D) any person having acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under

Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) having been formed that beneficially owns or has the right to acquire beneficial ownership of 50% or more of the then-outstanding shares of capital stock of InTime; or (E) any public announcement of a proposal, plan or intention to do any of the foregoing on any agreement to engage in any of the foregoing.

TERMINATION

  The Merger Agreement provides, generally, that it may be terminated: (a) by the mutual agreement of ARIS and InTime at any time prior to the Effective Time; (b) by ARIS at any time prior to the Effective Time if either InTime breached, and failed to correct, a material representation, warranty, or covenant, or if the Effective Time shall not have occurred on or before August 31, 1998; (c) by InTime at any time prior to the Effective Time if either ARIS breached, and failed to correct, a material representation, warranty, or covenant, or if the Effective Time shall not have occurred on or before August 31, 1998; (d) by InTime if the Merger Agreement and the Merger fail to receive the approval of the holders of a majority of the shares of InTime Common Stock or shall fail to comply with the 90% test set forth in Accounting Principles Board Opinion No. 16, Business Combinations, and the interpretations and pronouncements promulgated thereunder; (e) by either ARIS or InTime at any time prior to the Effective Time in the event the Raymond James Opinion is withdrawn; (f) by InTime if its Board of Directors determines in good faith that a Competing Transaction is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the Competing Transaction, and would, if consummated, be more favorable to InTime's stockholders than the transactions contemplated by the Merger Agreement; (g) by ARIS, if the conditions to the ARIS Market Out exist; or (h) by either ARIS or InTime if (i) a final nonappealable order of a federal or state court restraining or prohibiting the consummation of the Merger exists, or (b) an action has been taken, or a statute, rule, regulation or order has been enacted, promulgated or issued or deemed applicable to the Merger by any governmental authority, that would make the consummation of the Merger illegal.

EXPENSES AND TERMINATION FEES

  Each of ARIS and InTime will bear its own costs and expenses (including legal fees and expenses) incurred in connection with the Merger Agreement and the Merger. ARIS shall pay all charges and expenses of the Exchange Agent. In addition, in the event InTime terminates the Merger Agreement pursuant to its good faith determination that a Competing Transaction is reasonably capable of being completed, InTime shall pay to ARIS a termination fee in the amount of $1,000,000. Finally, in the event ARIS exercises the ARIS Market Out, ARIS shall pay to InTime a termination fee in the amount of $500,000.

FEDERAL INCOME TAX CONSEQUENCES

  The Merger is expected to be a tax-free reorganization for federal income tax purposes, so that no gain or loss will be recognized by the InTime stockholders on the exchange of InTime Common Stock for ARIS Common Stock, except to the extent that InTime stockholders receive cash pursuant to the exercise of appraisal rights or in lieu of fractional shares. The Merger Agreement does not require the parties to obtain a ruling from the Internal Revenue Service as to the tax consequences of the Merger. Prior to the effectiveness of the Proxy Statement/Prospectus, InTime and ARIS will receive an opinion from Price Waterhouse LLP based on certain assumptions and certifications, the Merger will be treated as a tax-free reorganization for federal income tax purposes and that the discussion entitled "Federal Income Tax Consequences" below, insofar as it relates to statements of law and legal conclusions, is correct in all material respects. In addition, as a condition to the closing of the Merger, InTime and ARIS are to receive an opinion from Price Waterhouse LLP that, based on certain assumptions and certifications, the Merger will be treated as a tax-free reorganization for federal income tax purposes. INTIME STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER. See "Federal Income Tax Consequences."

ACCOUNTING TREATMENT

  For financial reporting purposes, it is expected that the Merger will be accounted for as a pooling of interests for accounting and financial reporting purposes. See "Anticipated Accounting Treatment" and "Unaudited Pro Forma Combined Financial Information."

APPRAISAL RIGHTS

  Holders of InTime Common Stock are generally entitled to appraisal rights with respect to the Merger under the DGCL. If the Merger is approved by a majority of the shares of the InTime Common Stock present at the Special Meeting in person or by proxy and is not terminated in accordance with the Merger Agreement, InTime's stockholders who do not vote for the Merger proposal and who comply with all applicable provisions of the DGCL will have the right to exercise appraisal rights and receive the "fair value," of their shares of InTime Common Stock in cash. A dissenting stockholder of InTime must follow the appropriate procedures under the DGCL or suffer the termination or waiver of such appraisal rights. A stockholder of InTime electing to exercise appraisal rights must, prior to the InTime Special Meeting, perfect his, her, or its appraisal rights by demanding in writing from InTime the appraisal of his, her, or its shares of InTime Common Stock, as provided in Section 262 of the DGCL. A holder who elects to exercise appraisal rights should mail or deliver his, her, or its written demand to InTime at 1601 Forum Place, Fifth Floor, West Palm Beach, FL 33401, Attn: Corporate Secretary. The demand should specify the holder's name and mailing address, the number of shares of InTime Common Stock owned and that such holder is demanding appraisal of his, her, or its shares. Only a holder of record of shares of InTime Common Stock (or his, her, or its duly appointed representative) is entitled to assert appraisal rights for the shares registered in that holder's name. For a more detailed description of the procedures applicable to the exercise of appraisal rights, see, "Approval of the Merger and Related Transactions--Rights of Dissenting Stockholders." The full text of Section 262 of the DGCL relating to the proper exercise of such appraisal rights is attached hereto as Appendix C and should be read carefully and in its entirety.

STOCK OWNERSHIP FOLLOWING MERGER

  Assuming the full exercise of all ARIS Warrants and all ARIS Options, approximately 1,556,340 shares of ARIS Common Stock (subject to adjustments in the Exchange Ratio) will be issued to holders of InTime Common Stock or reserved for issuance upon exercise of ARIS Options and ARIS Warrants. Based upon the number of shares of ARIS Common Stock issued and outstanding as of April 26, 1998, and after giving effect to the additional shares of ARIS Common Stock proposed to be issued, or reserved for issuance, in the Merger (computed as of the date of the Merger Agreement), the former holders of InTime Common Stock, InTime Options and InTime Warrants would hold and have voting power with respect to approximately 13.12% of ARIS' total issued and outstanding shares.

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

  As soon as practicable after the Effective Time, ARIS will furnish the Exchange Agent a list of the names, addresses, certificate numbers, certificate amounts and certificate dates with respect to the shares of InTime Common Stock, InTime Warrants, InTime Stockholders, and InTime Warrant holders. As soon as practicable after the Effective Time the Exchange Agent will mail a letter of transmittal (with instructions for its use) to each record holder of shares of InTime Common Stock or InTime Warrants outstanding immediately prior to the Effective Time, for the holder to use in surrendering the certificates which represented his or its shares of InTime Common Stock or InTime Warrants in exchange for a certificate representing the number of shares of ARIS Common Stock or ARIS Warrants to which he, she or it is entitled.

  If any certificates representing shares of InTime Common Stock or InTime Warrants has been lost, stolen or destroyed, ARIS may require the owner of such lost, stolen or destroyed certificate to provide an appropriate affidavit and to deliver a bond as indemnity against any claim that may be made against the Exchange Agent, ARIS or InTime with respect to such lost certificate.

  Immediately after the Effective Time, ARIS will furnish to each holder of then outstanding InTime Options a "Confirmation of Outstanding Options" (with instructions for its use) for the holder to use in confirming the number of InTime Options, exercise price and vesting schedule and in surrendering all written InTime Option agreements, if any, which represented his or her InTime Options in exchange for a Stock Option Letter Agreement or Agreements representing options to purchase ARIS Common Stock to which he or she is entitled.

  INTIME STOCKHOLDERS, INTIME WARRANT HOLDERS AND INTIME OPTION HOLDERS SHOULD NOT SURRENDER THEIR INTIME STOCK OR INTIME WARRANT CERTIFICATES OR INTIME OPTION AGREEMENTS FOR EXCHANGE UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT OR A CONFIRMATION OF OUTSTANDING OPTIONS FROM ARIS, AS APPROPRIATE.

              UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

  The following unaudited pro forma combined balance sheet and statements of operations give effect to the Merger of ARIS Corporation and InTime Systems International, Inc. on a pooling-of-interests basis of accounting. These unaudited pro forma combined financial statements have been prepared from the historical consolidated financial statements of ARIS and InTime and should be read in conjunction therewith.

  The unaudited pro forma balance sheet presents the combined financial position of ARIS and InTime as of March 31, 1998, and the unaudited pro forma combined statements of operations present the results of operations for the three years ended December 31, 1997 and the three months ended March 31, 1998. These pro forma financial statements may not be indicative of the results to be expected in the future and do not reflect any changes in the operations of either ARIS or InTime which may result from the combination of their operations or the significant one-time merger related costs which will be recorded in 1998.

                                ARIS CORPORATION

                              UNAUDITED PRO FORMA
                             COMBINED BALANCE SHEET

                                               MARCH 31, 1998
                               ------------------------------------------------
                                                         PRO FORMA
                                  ARIS       INTIME     ADJUSTMENTS  COMBINED
                               ----------- -----------  ----------- -----------
Current assets:
  Cash and cash equivalents... $11,740,000 $ 1,657,000              $13,397,000
  Investments in marketable
   securities.................   7,099,000                            7,099,000
  Accounts receivable.........  15,645,000   3,478,000               19,123,000
  Other current assets........   2,627,000     243,000                2,870,000
                               ----------- -----------    -------   -----------
    Total current assets......  37,111,000   5,378,000               42,489,000
                               ----------- -----------    -------   -----------
Property and equipment, net...  11,970,000     475,000               12,445,000
                               ----------- -----------    -------   -----------
Intangibles and other assets..   8,514,000     118,000                8,632,000
                               ----------- -----------    -------   -----------
    Total assets.............. $57,595,000 $ 5,971,000              $63,566,000
                               =========== ===========    =======   ===========
Current liabilities:
  Accounts payable............ $ 2,337,000 $   624,000              $ 2,961,000
  Accrued liabilities.........   3,947,000                            3,947,000
  Deferred revenue............   2,759,000     111,000                2,870,000
  Other current liabilities...   1,155,000      35,000                1,190,000
                               ----------- -----------    -------   -----------
    Total current liabilities.  10,198,000     770,000               10,968,000
                               ----------- -----------    -------   -----------
Deferred income taxes.........     463,000                              463,000
                               ----------- -----------    -------   -----------
Shareholders' equity:
Preferred stock...............                                              --
InTime Class A common
 stock(1).....................                  45,000    (45,000)          --
ARIS common stock.............                                              --
Additional paid-in-capital....  37,933,000   6,199,000     45,000    44,177,000
Retained earnings.............   8,999,000  (1,043,000)               7,956,000
Accumulated other
 comprehensive income.........       2,000                                2,000
                               ----------- -----------    -------   -----------
    Total shareholders'
     equity...................  46,934,000   5,201,000        --     52,135,000
                               ----------- -----------    -------   -----------
                               $57,595,000 $ 5,971,000              $63,566,000
                               =========== ===========    =======   ===========


       See accompanying notes to pro forma combined financial statements

                                ARIS CORPORATION

                              UNAUDITED PRO FORMA
                        COMBINED STATEMENT OF OPERATIONS

                                     FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                   ---------------------------------------------
                                                          PRO FORMA
                                      ARIS      INTIME   ADJUSTMENTS  COMBINED
                                   ---------- ---------- ----------- -----------
Revenues, net:
  Consulting.....................  $9,015,000 $4,267,000             $13,282,000
  Training.......................   9,602,000                          9,602,000
  Software.......................   2,120,000    230,000               2,350,000
                                   ---------- ----------    ----     -----------
  Total revenues.................  20,737,000  4,497,000              25,234,000
Cost of sales....................   9,033,000  2,577,000              11,610,000
                                   ---------- ----------    ----     -----------
  Gross profit...................  11,704,000  1,920,000              13,624,000
Selling, general and administra-
 tive............................  10,235,000  1,372,000              11,607,000
                                   ---------- ----------    ----     -----------
Income from operations...........   1,469,000    548,000               2,017,000
Other income (expense)...........     366,000     46,000                 412,000
                                   ---------- ----------    ----     -----------
Income before income taxes.......   1,835,000    594,000               2,429,000
Income tax expense...............     790,000    240,000               1,030,000
                                   ---------- ----------    ----     -----------
Net income.......................  $1,045,000 $  354,000             $ 1,399,000
                                   ========== ==========    ====     ===========
Basic earnings per share.........  $     0.10                        $      0.13
                                   ==========                        ===========
Weighted average number of common
 shares outstanding..............  10,235,000                         11,036,441
                                   ==========                        ===========
Diluted earnings per share.......  $     0.09                        $      0.12
                                   ==========                        ===========
Weighted average number of common
 and common
 equivalent shares outstanding...  11,082,000                         11,900,752
                                   ==========                        ===========


       See accompanying notes to pro forma combined financial statements

                                ARIS CORPORATION

                              UNAUDITED PRO FORMA
                        COMBINED STATEMENT OF OPERATIONS

                                  FOR THE YEAR ENDED DECEMBER 31, 1997
                             --------------------------------------------------
                                                       PRO FORMA
                                ARIS       INTIME     ADJUSTMENTS    COMBINED
                             ----------- -----------  -----------   -----------
Revenues, net:
  Consulting................ $29,999,000 $12,733,000                $42,732,000
  Training..................  28,895,000                             28,895,000
  Software..................   3,656,000   1,003,000                  4,659,000
                             ----------- -----------   ---------    -----------
  Total revenues............  62,550,000  13,736,000                 76,286,000
                             ----------- -----------   ---------    -----------
Cost of sales:
  Consulting and training...  28,923,000   7,713,000                 36,636,000
  Software..................     322,000     508,000                    830,000
                             ----------- -----------   ---------    -----------
  Total cost of sales.......  29,245,000   8,221,000                 37,466,000
                             ----------- -----------   ---------    -----------
  Gross profit..............  33,305,000   5,515,000                 38,820,000
Selling, general and admin-
 istrative..................  24,177,000   4,739,000                 28,916,000
Amortization of intangible
 assets.....................     380,000                                380,000
Research and development
 expense....................                 649,000                    649,000
Acquisition expenses........     428,000                                428,000
                             ----------- -----------   ---------    -----------
Income from operations......   8,320,000     127,000                  8,447,000
                             ----------- -----------   ---------    -----------
Other income (expense)......
Investment income...........     280,000                                280,000
Interest income, net........     684,000     116,000                    800,000
Other income (expense)......      32,000      29,000                     61,000
                             ----------- -----------   ---------    -----------
                                 996,000     145,000                  1,141,000
                             ----------- -----------   ---------    -----------
Income before income taxes..   9,316,000     272,000                  9,588,000
Income tax expense
 (benefit)..................   3,561,000    (292,000)    420,000(2)   3,689,000
                             ----------- -----------   ---------    -----------
Net income (loss)........... $ 5,755,000 $   564,000   $(420,000)   $ 5,899,000
                             =========== ===========   =========    ===========
Basic earnings per share.... $      0.64                            $      0.60
                             ===========                            ===========
Weighted average number of
 common shares outstanding..   9,005,000                              9,804,216
                             ===========                            ===========
Diluted earnings per share.. $      0.59                            $      0.56
                             ===========                            ===========
Weighted average number of
 common and common
 equivalent shares
 outstanding................   9,723,000                             10,533,191
                             ===========                            ===========


       See accompanying notes to pro forma combined financial statements

                                ARIS CORPORATION

                              UNAUDITED PRO FORMA
                        COMBINED STATEMENT OF OPERATIONS

                                     YEAR ENDED DECEMBER 31, 1996
                            ---------------------------------------------------
                                                       PRO FORMA
                               ARIS        INTIME     ADJUSTMENTS    COMBINED
                            -----------  -----------  -----------   -----------
Revenues, net:
  Consulting..............  $16,312,000  $11,193,000                $27,505,000
  Training................   14,711,000                              14,711,000
  Software................    1,201,000      479,000                  1,680,000
                            -----------  -----------    -------     -----------
  Total revenues..........   32,224,000   11,672,000                 43,896,000
                            -----------  -----------    -------     -----------
Cost of sales:
  Consulting and training.   15,771,000    6,003,000                 21,774,000
  Software................       93,000      353,000                    446,000
                            -----------  -----------    -------     -----------
  Total cost of sales.....   15,864,000    6,356,000                 22,220,000
                            -----------  -----------    -------     -----------
  Gross profit............   16,360,000    5,316,000                 21,676,000
Selling, general and
 administrative...........   12,110,000    4,511,000                 16,621,000
Amortization of intangible
 assets...................      118,000                                 118,000
Research and development
 expense..................      307,000      810,000                  1,117,000
Acquisition expenses......      347,000                                 347,000
                            -----------  -----------    -------     -----------
Income from operations....    3,478,000       (5,000)                 3,473,000
                            -----------  -----------    -------     -----------
Other income (expense)....
Investment income.........       89,000                                  89,000
Interest income, net......       51,000       42,000                     93,000
Other income (expense)....       (9,000)      23,000                     14,000
                            -----------  -----------    -------     -----------
                                131,000       65,000                    196,000
                            -----------  -----------    -------     -----------
Income before income
 taxes....................    3,609,000       60,000                  3,669,000
Income tax expense........    1,443,000                  (8,000)(2)   1,435,000
                            -----------  -----------    -------     -----------
Net income................    2,166,000  $    60,000    $ 8,000     $ 2,234,000
                            ===========  ===========    =======     ===========
Basic earnings per share..  $      0.29                             $      0.27
                            ===========                             ===========
Weighted average number of
 common shares
 outstanding..............    7,540,000                               8,338,126
                            ===========                             ===========
Diluted earnings per
 share....................  $      0.28                             $      0.26
                            ===========                             ===========
Weighted average number of
 common and common
 equivalent shares
 outstanding..............    7,682,000                               8,498,287
                            ===========                             ===========


       See accompanying notes to pro forma combined financial statements.

                                ARIS CORPORATION

                              UNAUDITED PRO FORMA
                        COMBINED STATEMENT OF OPERATIONS

                                  FOR THE YEAR ENDED DECEMBER 31, 1995
                             --------------------------------------------------
                                                      PRO FORMA
                                ARIS      INTIME     ADJUSTMENTS     COMBINED
                             ---------- -----------  -----------    -----------
Revenues, net:
  Consulting................ $9,725,000 $ 6,774,000                 $16,499,000
  Training..................  8,306,000                               8,306,000
  Software..................    205,000     520,000                     725,000
                             ---------- -----------   ---------     -----------
  Total revenues............ 18,236,000   7,294,000                  25,530,000
                             ---------- -----------   ---------     -----------
Cost of sales:
  Consulting and training...  8,645,000   4,485,000                  13,130,000
  Software..................     42,000     851,000                     893,000
                             ---------- -----------   ---------     -----------
  Total cost of sales.......  8,687,000   5,336,000                  14,023,000
                             ---------- -----------   ---------     -----------
  Gross profit..............  9,549,000   1,958,000                  11,507,000
Selling, general and
 administrative.............  6,361,000   3,286,000                   9,647,000
Amortization of intangible
 assets.....................      4,000                                   4,000
Research and development
 expense....................              1,139,000                   1,139,000
Acquisition expenses........
                             ---------- -----------   ---------     -----------
Income from operations......  3,184,000  (2,467,000)                    717,000
                             ---------- -----------   ---------     -----------
Other income (expense)......
Investment income...........     57,000                                  57,000
Interest income, net........     24,000     208,000                     232,000
Other income (expense)......     40,000      11,000                      51,000
                             ---------- -----------   ---------     -----------
                                121,000     219,000                     340,000
                             ---------- -----------   ---------     -----------
Income before income taxes..  3,305,000  (2,248,000)                  1,057,000
Income tax expense
 (benefit)..................  1,179,000    (415,000)   (412,000)(2)     352,000
                             ---------- -----------   ---------     -----------
Net income (loss)........... $2,126,000 $(1,833,000)  $ 412,000     $   705,000
                             ========== ===========   =========     ===========
Basic earnings per share.... $     0.30                             $      0.09
                             ==========                             ===========
Weighted average number of
 common shares outstanding..  7,056,000                               7,850,797
                             ==========                             ===========
Diluted earnings per share.. $     0.29                             $      0.09
                             ==========                             ===========
Weighted average number of
 common and common
 equivalent shares
 outstanding................  7,291,000                               8,101,832
                             ==========                             ===========


       See accompanying notes to pro forma combined financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

  NOTE 1: The pro forma balance sheet information reflects the result of combining the balance sheets for ARIS and InTime as of March 31, 1998.

  NOTE 2: The pro forma statements of operations for the years ended December 31, 1997, 1996 and 1995 and the three months ended March 31, 1998 reflect the results of combining the historical results of operations of ARIS and InTime for these periods.

  A pro forma adjustment for the fiscal year ended December 31, 1995 was made to reflect the existence of deferred tax assets of InTime in the amount of $412,000, which could be offset with future reversals of deferred tax liabilities of ARIS. The gross amount of deferred tax assets for InTime at December 31, 1996 and 1997 was $420,000 and $0, respectively. The 1996 pro forma adjustment of $8,000 reduced the provision for income taxes on a pro forma basis as a result of the elimination of the deferred tax asset in 1996. The 1997 pro forma adjustment of $420,000 was made to adjust InTime's provision for income taxes for fiscal 1997 to reflect the prior years pro forma adjustment of the deferred tax asset.

  NOTE 3: Per share calculations are determined on the number of common and common equivalent shares outstanding. The pro forma ARIS Common Stock include ARIS Common Stock expected to be issued to effect the merger as if they had been issued at the beginning of the respective periods.

  The Exchange Ratio will be determined by using a $33 million acquisition price for all of the InTime Common Stock, InTime Warrants and InTime Options, and then assigning relative values to each of them immediately preceding the date of the Merger Agreement. The InTime Warrants and InTime Options have been assigned a value of $5,367,375 and $3,462,737, respectively, based upon a market valuation with respect to the InTime Warrants and a Black Scholes financial analysis with respect to the InTime Options, leaving $24,169,888 as the relative portion of the acquisition price allocated to all of the InTime Common Stock.


  The Exchange Ratio will be calculated as follows: (i) determining the ARIS Closing Share Price; (ii) dividing $24,169,888 by: (x) the ARIS Closing Share Price, in the event the ARIS Closing Share Price is less than $34.56; (y) $34.56, if the ARIS Closing Share Price is from $34.56 through $35.00; and (z) the ARIS Closing Share Price minus $0.44, if the ARIS Closing Share Price is greater than $35.00; and (ii) dividing such quotient by the number of shares of InTime Common Stock outstanding as of the Closing Date. The Exchange Ratio will decline (resulting in fewer shares of ARIS Common Stock being issued to the InTime stockholders) as the ARIS Closing Share Price increases. The Merger Agreement provides price protection for holders of InTime Common Stock, by assigning a Minimum Price Per Share for the Intime Common Stock of $9.20.

                                 ARIS BUSINESS

OVERVIEW

  ARIS provides an integrated information technology ("IT") solution consisting of consulting and training services and proprietary software products. ARIS' core consulting competencies include packaged application implementation, custom application development and systems architecture planning and deployment. ARIS' education division offers instructor-led course titles for IT professionals conducted at ARIS' training centers and at client facilities. ARIS' wholly-owned subsidiary, ARIS Software, Inc. ("ASI") develops, markets and supports proprietary software products that enhance ORACLE database management and ORACLE packaged applications. ARIS believes that its ability to provide clients with an integrated IT solution, coupled with its focus on leading-edge technologies, provide it with a unique competitive advantage.

INDUSTRY BACKGROUND

  Enterprises face a rapidly changing, highly competitive environment where access to information through the use of information technology can result in improvements in products and services, lower costs and increased client satisfaction. As the pace of technological change accelerates, an enterprise's ability to evaluate, integrate, deploy and leverage IT systems is becoming a critical competitive issue. International Data Corporation ("IDC") estimates that the worldwide market for IT consulting is projected to grow to $45.6 billion by the year 2001.

  The complex task of developing and implementing enterprise-wide, mission critical solutions is a costly and time consuming undertaking. For example, enterprise resource planning projects, which generally include planning and integration of manufacturing, distribution and financial systems, require cooperation and coordination of virtually every department within an enterprise. Many enterprises do not have adequate personnel with the requisite technology skills or are reluctant to expand or retool their existing IT departments for particular implementation projects. Confronted with the challenge of designing and implementing more complex IT systems to accomplish their goals, many enterprises are turning to independent IT service providers.

  Enterprises must ensure that their IT employees possess the skills to operate, maintain and maximize performance of increasingly complex information systems. Each time an enterprise implements a new technology or updates its existing technology, employee training is required. In many large enterprises, IT training is virtually continuous. IDC estimates that the worldwide market for IT education and training is projected to grow to $27.9 billion by 2001. Due to a shortage of in-house instructors experienced in the latest technologies and the high cost of developing and maintaining internal training courses in rapidly evolving technologies, many enterprises are turning to outside firms to train their IT professionals.

THE ARIS SOLUTION

  ARIS provides an integrated IT solution consisting of consulting and training services and proprietary software products that enables its clients to quickly leverage new technologies to deliver and improve operational processes and performance. The ARIS solution includes the following characteristics:

  Complete IT Solution. ARIS offers its clients an integrated IT solution that addresses the technology requirements and the resource constraints clients face when adopting a new technology. ARIS believes that its combination of consulting, training and software products enables its clients to rapidly and effectively implement technologies that improve business processes and the information flow within an organization. Because ARIS develops in-depth knowledge regarding the needs and objectives of its consulting clients, ARIS believes it is strategically positioned to provide custom training solutions for these clients.

  Consulting Expertise In High-Demand, Leading-Edge Technologies. ARIS fulfills the mission critical technology needs of its clients by designing and implementing solutions using leading-edge technologies from vendors such as ORACLE, Microsoft, Lotus, Sun and others. Expertise in leading-edge technologies allows

ARIS to enhance project quality, reduce development time and project costs and effectively develop customized solutions. In addition, ARIS maintains strategic relationships with certain software vendors, providing ARIS access to technologies in the early or pre-release cycles of software development. ARIS consultants and project managers use a proprietary methodology, ARIS RAPIDMethod, for packaged application implementation and ORACLE's CASE*Method for custom application development relating to ORACLE technologies.

  Quality Course Offerings For High-Demand, Leading-Edge Technologies. ARIS provides public and private instructor-led training to IT professionals on leading-edge technologies ARIS uses vendor-supplied and proprietary courseware and training methodologies. The following chart sets forth the vendor authorizations that ARIS' various training centers have received:

   LOCATION               VENDOR AUTHORIZATION/CERTIFICATIONS
   --------               -----------------------------------
Bellevue, WA     Microsoft ATEC; Authorized Sun Education Center;
                 Sylvan Prometric Testing Center
Chicago, IL      Projected to be: Microsoft ATEC; Sylvan Prometric
                 Testing Center; Lotus Authorized Education Center
Dallas, TX       Microsoft ATEC; Lotus Authorized Education Center
Denver, CO (two
 locations)      Microsoft ATEC; Sylvan Prometric Testing Center
Bloomington, MN  Microsoft ATEC; Lotus Authorized Education Center;
                 Sylvan Prometric Testing Center; VUR Testing Center;
                 CAT Testing Center; ProSoft Affiliate
New York, NY     Microsoft ATEC; Lotus Authorized Education Center
Portland, OR     Microsoft ATEC, Sun Education Center
Washington, DC   Microsoft ATEC, Sylvan Prometric Testing Center
Birmingham, UK   Microsoft ATEC, Lotus Authorized Education Centre,
                 WST Approved Provider
London, UK (two  Testing Centre, Lotus Authorized Education Centre,
 locations)      WST Approved Provider, BACT Partner, Microsoft ATEC,
                 Sylvan Prometric
Oxford, UK       Microsoft ATEC, Lotus Authorized Education Centre,
                 WST Approved Provider, Sylvan Prometric Testing
                 Centre

  In addition, ARIS has the capacity to provide public and private instructor-led training to IT professionals on ORACLE technologies at all of its locations and at client sites using ARIS' proprietary courseware.

STRATEGY

  ARIS' objective is to be a leading provider of integrated IT solutions by pursuing the following strategies:

  Leverage Synergies Between Consulting And Training. By offering a combination of consulting and training services, ARIS is able to: (i) capitalize on cross-selling opportunities between training and consulting;
(ii) increase client referrals; (iii) enhance its name recognition; and (iv) provide a complete solution to its clients. ARIS encourages its instructors to participate in consulting projects, enabling instructors to improve their technical knowledge with practical software implementation experience. In addition, ARIS offers ongoing training in the latest technologies to its consultants and project managers.

  Focus On Leading-Edge Technologies. ARIS intends to maintain its alignment with leading-edge technology vendors such as ORACLE, Microsoft, Lotus and Sun. By focusing on leading-edge technologies,

ARIS is able to offer specialized and value-added services to its clients. ARIS may shift or expand its vendor focus over time in order to maintain alignment with leading-edge, emerging technologies.

  Attract And Retain Highly Skilled IT Professionals. ARIS' success depends on its ability to attract, train, motivate and retain highly skilled IT professionals. ARIS believes it offers its employees: (i) multiple professional opportunities and challenges to work in one or more of ARIS' consulting, training and software divisions; (ii) the ability to work with leading-edge technologies; (iii) attractive compensation plans that align employees' interests and goals with those of ARIS; (iv) a stimulating, flexible, entrepreneurial work environment; and (v) the opportunity to receive continuous, ongoing technical training. These factors have resulted in a turnover rate which management believes is below the industry average.

  Maintain High Levels Of Client Satisfaction. ARIS believes that satisfying client expectations is critical to expanding relationships with existing clients and receiving positive references for future sales. ARIS requests that its clients complete evaluations of its training classes and consulting projects and a percentage of total cash compensation for consultants and project managers and instructors is directly linked to client satisfaction.

  Expand Geographic Presence. ARIS intends to expand its operations by opening or acquiring additional consulting offices and training centers in strategic geographic locations, including existing markets. ARIS also intends to expand internationally to better service its multinational clients and to gain access to new markets. Since the date of ARIS' initial public offering through December 31, 1997, ARIS has expanded geographically to New York, New York, Minneapolis, Minnesota and Chicago, Illinois.

  Pursue Strategic Acquisitions. In addition to ARIS' geographic expansion, between January 1, 1997 and March 6, 1998, ARIS also continued to pursue an aggressive acquisition strategy. During this time-frame, ARIS acquired five complementary businesses: Oxford Computer Group Limited in Oxford, Birmingham and London, United Kingdom; Enterprise Computing Inc., d/b/a Buller Owens & Associates ("Buller Owens") in New York, New York; Agiliti, Inc. in Bloomington, Minnesota; Absolute!, Inc. in Dallas, Texas; and in February 1998, Barefoot Computer Training Limited in London, England ("Barefoot"). ARIS plans to continue to pursue additional strategic acquisitions in order to: (i) acquire expertise in new technologies; (ii) expand its client base; (iii) gain access to qualified IT professionals; and (iv) enter new geographic markets.

ARIS CONSULTING AND SOFTWARE PRODUCTS

  ARIS provides IT consulting services primarily to clients that require assistance planning, designing, developing, testing and deploying ORACLE, Microsoft and other technologies. ARIS' vendor specific focus has enabled it to develop greater depth of expertise and proprietary methodologies. ARIS currently focuses on three core consulting competencies: packaged application implementation, custom application development and systems architecture planning and deployment. ARIS' consulting clients are generally medium to large businesses and governmental agencies.

  Packaged Application Implementation. ARIS consulting focuses on the high growth packaged enterprise resource planning market, particularly the implementation of ORACLE database management and ORACLE packaged applications ("ORACLE Applications"). ARIS' consultants and project managers use a proprietary methodology, ARIS RAPIDMethod, to implement ORACLE Applications consistently and reliably.

  Custom Application Development. ARIS consulting provides custom application development services, particularly client/server and Internet/intranet projects involving ORACLE and Microsoft technologies. For database development, ARIS consultants and project managers use ORACLE's CASE*Method information engineering methodology, often in conjunction with ORACLE's CASE tool, Designer/2000. In addition, ARIS has developed a library of proprietary reusable software that allows its consultants and project managers to accelerate custom application development.

  Systems Architecture Planning And Deployment. ARIS consulting provides systems architecture planning and deployment for IT architectures including Microsoft BackOffice, ORACLE databases, UNIX and general networking architectures. System architecture engagements involve a range of services including capacity planning, implementation design and planning, readiness assessment, performance tuning and monitoring, configuration and installation, infrastructure management, process evaluation and complete database administration outsourcing.

  ARIS assigns consultants to projects based on specific requirements. Consultant utilization, billing rates and headcount are reviewed regularly by project managers and regional managers, and are reviewed monthly by senior management, to ensure maximum efficiency. Project staffing varies depending on the number of project engagements and the size, duration and location of each engagement. As projects are completed or as new consultants are hired, there may be periods when certain consultants and project managers are not assigned to active client projects. During these periods of non-assignment, consultants and project managers receive training on new technologies, develop methodologies and tools and assist in developing ARIS' internal data systems.

  ARIS Software, Inc. ("ASI"), ARIS' wholly-owned subsidiary, currently has two software product suites, ARIS DFRAG and NoetixViews. NoetixViews enables users of ORACLE Applications to quickly retrieve non- standard business information from an ORACLE database. By establishing a layer of "meta" data, NoetixViews serves as a platform on which customers can build their reporting systems, reducing costly re-design when a new version of an ORACLE Application program is released. ASI has developed a custom software element for the ORACLE tools division which provides a tightly integrated solution involving ORACLE's Discoverer Reporting Tool and ASI's suite of NoetixViews products for ORACLE Applications.

  ARIS DFRAG is a tool used by database administrators to identify and reorganize "fragmented" data in ORACLE databases, thereby improving performance. ARIS DFRAG includes a graphical user interface based on Microsoft Windows which can be used to browse and manage database objects within an ORACLE database.

  Management believes ASI's software products enhance ARIS' consulting services. Through its consulting and training services, ARIS expects to continue to identify development opportunities for new ASI software products.

ARIS TRAINING

  ARIS is a leading provider of vendor-certified and custom training to IT professionals including Microsoft BackOffice, ORACLE database and tools, Sun Solaris and Java, Lotus Notes and Domino, Internet, and networking technologies. ARIS provides instructor-led training through regularly scheduled open enrollment classes, private classes (using both standard and customized content), and on-line training. ARIS also provides other training related services such as IT skills assessment, curriculum development and training consulting.

  Each of ARIS' instructors has, on average, more than 10 years of professional IT experience. ARIS seeks to achieve a high fill rate for each of its public classes without exceeding a maximum class size in order to preserve a high level of individual student attention. ARIS devotes considerable resources to maintaining the skills of its instructors who are required to maintain the certifications necessary to teach new course titles as a part of ARIS' Microsoft, Sun and Lotus authorized training designations.

  ARIS uses both vendor-designed and proprietary courseware and training methodologies. ARIS continually evaluates market demand for training in its core technologies and updates current course titles or develops new course titles to satisfy the changing needs of the market. To ensure that its course titles and instructors meet the needs of the market and maintain ARIS' quality standards, each class participant is asked to complete an evaluation of the course materials and of the instructor at the end of their training. These evaluations are used by ARIS to modify course offerings and training techniques in order to improve instructor performance.

RELATIONSHIPS WITH KEY VENDORS

  ARIS has developed strategic relationships with key vendors of software, particularly ORACLE, Microsoft, Sun and Lotus. These strategic relationships allow ARIS to gain access to beta versions of software and the software vendors' marketing channels as well as to receive discounts on software. ARIS regularly participates with Microsoft in the development of courseware for new products and trains Microsoft's employees and other ATECs during the early stages of a new product roll out.

  Certain of these software vendors also compete with ARIS in providing IT consulting and training services. Disputes between ARIS and these software vendors could result in the loss of vendor certifications, a reduction in the number of client referrals or vendor actions which might adversely affect ARIS' ability to compete successfully with its competitors.

SALES AND MARKETING

  ARIS sells its consulting and training services directly through its regional sales forces. ASI sells its software products directly through account executives and internal telemarketing representatives and through referrals from ARIS' consulting operations. Other important client sources include industry trade shows and referrals from, and joint marketing events with, ORACLE, Microsoft and other IT vendors. ARIS' sales personnel are compensated through a combination of a base salary and commissions. Commissions are paid when services are performed or products are shipped rather than when a contract is signed.

  The ARIS marketing plan includes direct mail solicitations, advertising in IT trade journals, trade show participation and seminars. ARIS' course catalogue and Internet web site are integral parts of its marketing effort.

COMPETITION

  The IT consulting industry and the IT training industry are generally regarded as separate industries, each of which is rapidly growing and highly competitive. Within each industry there are a large number of competitors, many of which have significantly greater financial, technical, marketing and human resources and greater name recognition than ARIS. ARIS believes that its ability to provide clients with an integrated IT solution, coupled with its focus on leading-edge technologies, provide it with a unique competitive advantage. ARIS differentiates itself from its consulting and training competitors by striving to be first to market with new technologies, by leveraging the synergies between consulting and training, by delivering consulting and training in high-demand, leading-edge technologies, by the breadth and depth of its curriculum, convenience of its course scheduling, its ability to deliver consulting and training services in numerous geographic locations, and the quality, skill and reputation of its instructors, consultants and project managers. Nevertheless, ARIS competes with companies in both the consulting and training industries.

  ARIS' principal competitors in the delivery of consulting services are the consulting divisions of the large international accounting firms, the consulting divisions of software vendors such as ORACLE, and numerous international, national and regional IT consulting firms. ARIS faces competition in the delivery of IT training services from the in-house IT departments of its prospective clients, companies such as International Business Machines and Hewlett-Packard, software vendors such as ORACLE, Sun, other Microsoft ATECs, and independent international, national and regional training companies.

  ASI focuses its software product development on solving problems that few other software companies have addressed. ARIS DFRAG competes with the system management tools distributed by BMC Software, Platinum Technology and Compuware. Although ARIS believes few commercially available products currently compete directly with NoetixViews, there can be no assurance that new competitive products will not be developed by ORACLE, third party software vendors or by in-house IT departments of ARIS' current or potential clients. Management believes that its primary competition in software development will come from custom in-house development.

INTELLECTUAL PROPERTY

  ARIS uses certain proprietary consulting and training methodologies, courseware, software applications and products, trademarks and service marks, and other proprietary and intellectual property rights. ARIS relies upon a combination of copyright, trademark and trade secret laws, as well as nondisclosure and other contractual arrangements, to protect its proprietary rights. ARIS uses client licensing agreements and employee and third- party nondisclosure and confidentiality agreements to limit access to and distribution of its proprietary information.

  ARIS develops custom software applications and methodologies, and training courses and methodologies for third-party software products. The training courses, methodologies and courseware are owned by ARIS through agreements with employees and subcontractors, but ownership of software applications developed for clients is often assigned to the client, with ARIS retaining limited use licenses. ARIS also develops software application tools in the course of its consulting projects. ARIS generally seeks to retain significant ownership or marketing rights for adaptation and reuse in subsequent projects.

PERSONNEL AND HUMAN RESOURCES

  As of May 21, 1998, ARIS had 605 full-time employees, 455 of whom were in the United States and 150 of whom were in the United Kingdom. Of this total, 232 employees were involved in the sale, delivery and support of training services, 240 employees were involved in the sale, delivery and support of consulting services, 34 employees were involved in the sale, marketing, development and support of software products, and 99 were involved in corporate level management and administration. In addition, ARIS retains the services of subcontractors for certain consulting projects and to conduct certain training services.

  ARIS places significant emphasis on the recruitment, training and professional development of its employees, and offers a competitive compensation package. These factors have resulted in attrition rates which management believes are below the industry average.

  ARIS devotes considerable resources to its recruiting efforts. ARIS identifies prospective employees through referrals from existing employees and clients, on-campus recruiting at colleges and universities, and by advertising at trade shows and over the Internet. ARIS currently has six full-time recruiters.

  ARIS' consultants and project managers benefit from their ability to receive ongoing training in the latest technological advances and developments at ARIS' training centers. The ability of ARIS to train its consultants and project managers internally provides ARIS with a competitive advantage over its competitors, many of whom must contract with third-party instructors to keep their IT professionals current in the latest technologies. In addition, ARIS has a six-to-eight week training program for its newly hired IT professionals which includes training in the technologies comprising ARIS' core competencies and training in ARIS' proprietary methodologies.

  ARIS' compensation package consists of a combination of salary, stock options, 401(k) matching, an employee stock purchase plan and other benefits-related plans. In addition, ARIS awards performance-based bonuses to certain employees, including nearly all of its consultants, project managers, instructors, and executive staff managers. ARIS believes that by linking employee compensation to the success of ARIS, employees are encouraged to focus on client satisfaction and to seek continuous professional development.

EFFECTS OF YEAR 2000 ISSUE

  Although ARIS does not believe the Year 2000 issue will have a significant impact on ARIS' internal operations or on solutions developed by ARIS for clients where ARIS has provided an express warranty regarding the Year 2000 issue, there can be no assurance that ARIS will not experience interruptions of operations because of Year 2000 problems or become involved in disputes with clients regarding Year 2000 problems involving solutions developed or implemented by ARIS or the interaction of such solutions with other applications. Year 2000 problems could require ARIS to incur unanticipated expenses, and such expenses could have a material adverse effect on ARIS' business, financial condition and results of operations. Furthermore, the purchasing patterns of clients or potential clients may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase services offered by ARIS.

FACILITIES

  On March 30, 1998, ARIS relocated its corporate headquarters to 2229 112th Avenue NE, Bellevue, WA 98004. These premises, which ARIS purchased in January 1998, consist of 25,000 square feet of office space and house ARIS' corporate, administrative, finance and accounting, human resources, sales and marketing, research and development, legal and IT departments, and also serves as the headquarters for ASI. ARIS and its subsidiaries also lease facilities in various locations listed in the table below (as of May 27, 1998):

                                        APPROX.   NO. OF
                                        SQUARE  CLASSROOMS
LOCATION                                FOOTAGE   /SEATS           FUNCTION
--------                                ------- ---------- -------------------------
Bellevue, WA........................... 23,500    11/152   Training, Consulting
                                                           Training, Consulting,
Beaverton, OR..........................  7,800      4/18   Software
Beaverton, OR..........................    600      1/12   Training
Bloomington, MN........................ 16,000     9/104   Training
Chicago, IL............................  7,400      4/60   Training
Denver, CO.............................  2,000      1/15   Training, Consulting
Denver, CO.............................  7,000      4/42   Training
Dallas, TX.............................  7,000       --    Consulting
Dallas, TX.............................  6,500      6/76   Training
Fairfax, VA............................ 10,500      5/68   Training, Consulting
New York, NY...........................  5,000      5/44   Training
Tampa, FL..............................  2,000       --    Consulting
Birmingham, UK.........................  2,500      4/32   Training
London, UK............................. 14,400    17/178   Training
London, UK.............................  6,720      9/78   Training
                                                           UK Headquarters,
Oxford, UK.............................  5,000       --    Consulting
Oxford, UK.............................  4,000      4/50   Training
Reading, UK............................  3,000       --    Consulting

LEGAL PROCEEDINGS

  ARIS is from time to time involved in legal proceedings that arise out of the normal course of business. As of May 27, 1998, ARIS was not involved in any material legal proceedings.

                   ARIS MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  ARIS' revenue is derived from its consulting and training services and sales and maintenance of its software products. Consulting revenue is derived primarily from professional fees billed to clients. Revenue from contracts that are billed on a time and materials basis is recognized as services are performed. Revenue from fixed price contracts is recognized on the percentage of completion method, based on the ratio of costs incurred to the total estimated project costs. ARIS bills its clients on a monthly or semi-monthly basis. Where revenue is recognized before an invoice is sent, the revenue in excess of billings is recorded as work in progress. Occasionally, ARIS is requested to provide hardware and software in conjunction with its consulting projects. In such cases, ARIS recognizes as revenue only the difference between its cost and the resale price for the software and hardware.

  Training revenue is derived primarily from fees charged to corporate clients for employee training provided at client facilities or at ARIS' training centers and from fees charged to individual students for open enrollment classes. In its open enrollment classes, ARIS seeks to fill each available seat in each scheduled class. ARIS continuously monitors this fill rate and may cancel or reschedule classes that are underenrolled. Revenue for a training class is recognized in the month in which the last day of the training event falls. Since a large number of training events are five-day classes that end on a Friday, the number of Fridays in a given month impacts the training revenue for that month.

  ASI derives software revenue from the sale of its proprietary software product suites, ARIS DFRAG and NoetixViews, and from support contracts with clients who purchase the software products. Revenue is recognized when the software product has been shipped, collectibility is probable and there are no significant obligations of ASI remaining to be performed. Software support is billed at the beginning of the contract period and is recognized ratably through the term of the contract.

  From March 1993 to March 1997, ARIS qualified under the Small Business Administration's Section 8(a) Program, which sets aside a certain percentage of government contracts for minority-owned businesses. As an 8(a) Program participant, ARIS was awarded contracts with U.S. government agencies totaling 7.5% and 11.1% of ARIS' revenue in 1996 and 1995, respectively. In the first quarter of 1997, ARIS ceased to be eligible to participate in the 8(a) Program.

RECENT ACQUISITIONS

  In addition to its internal growth, ARIS has grown through strategic acquisitions of complementary businesses. In addition to the acquisition of InTime contemplated by this Proxy Statement/Prospectus, from January 1, 1997 through May 27, 1998, ARIS made the following acquisitions:

  OXFORD COMPUTER GROUP LIMITED. In February 1997, ARIS acquired the stock of Oxford in exchange for 280,000 shares of ARIS Common Stock. Oxford is a Microsoft ATEC with facilities in Oxford, London and Birmingham, England which also provides IT consulting and training services primarily on Microsoft technologies.

  BULLER OWENS. In October, 1997 ARIS merged with Buller Owens in exchange for 62,531 shares of ARIS Common Stock, 20,844 stock purchase warrants and $1,560,000 cash. Buller Owens is a LAEC and Premium Partner for Lotus and a Microsoft ATEC in New York City.

  AGILITI, INC. In November, 1997 ARIS acquired the stock of Agiliti, Inc. in exchange for 50,941 shares of ARIS Common Stock. Agiliti is a LAEC and Premium Partner for Lotus and a Microsoft ATEC in Bloomington, Minnesota.

  ABSOLUTE!, INC. In November, 1997 ARIS merged with Absolute!, Inc. in exchange for $100,000 cash and 40,909 shares of ARIS Common Stock. Absolute! is a Microsoft ATEC in Dallas, Texas.

  Each of these transactions was accounted for under the purchase method of accounting. Goodwill resulting from these acquisitions will be amortized over fifteen years.

  BAREFOOT COMPUTER TRAINING LIMITED. On February 28, 1998, ARIS acquired the stock of Barefoot in exchange for 278,611 shares of ARIS Common Stock. Barefoot is a Microsoft ATEC, a Sylvan Prometric Testing Centre, a BACT and a NAEC. This transaction has been accounted for as a pooling of interest. The following discussion and analysis is based on the retroactive restatement of the ARIS financial statements to reflect the merger with Barefoot Computer Training Limited as presented in the historical consolidated financial statements of ARIS which are included elsewhere in this Proxy Statement/Prospectus.

  MMT COMPUTING (READING) LIMITED. On April 30, 1998, Oxford entered into an Agreement for the Sale and Purchase of the Entire Issued Share Capital of MMT Computing (Reading) Limited ("MMT") among Oxford and the shareholders of MMT. The Board of Directors of ARIS approved a contribution of capital to Oxford of up to $3 million to acquire MMT. MMT provides IT consulting services primarily on Lotus technologies. The acquisition will be accounted for under the purchase method of accounting. Goodwill resulting from this acquisition will be amortized over fifteen years.

FIRST QUARTER 1998 COMPARED TO FIRST QUARTER 1997

  Total revenues increased $8,707,000 to $20,737,000 for the quarter ended March 31, 1998 from $12,030,000 for the quarter ended March 31, 1997, representing a 72% increase. Revenues during the first quarter of 1998 include revenues from the following acquisitions: Oxford Computer Group Limited acquired in February 1997, Enterprise Computing Inc. acquired in October 1997, Absolute!, Inc. and Agiliti, Inc. acquired in November 1997. Both 1997 and 1998 first-quarter revenues include those of Barefoot Computer Training Limited acquired in February 1998. On a pro forma basis (assuming all companies acquired by ARIS in 1997 had been owned during the first quarter of
1997), total revenues increased approximately 35%. Increases in revenues were reflected in all three lines of business.

  Consulting revenues increased as a result of an overall increase in the level of consulting activity. ARIS employed or contracted for the services of an average of 208 full-time consultants and project managers during the quarter ended March 31, 1998 compared to 152 during the same quarter in 1997. Consulting revenues increased $2,382,000 to $9,015,000 for the quarter ended March 31, 1998 from $6,633,000 for the quarter ended March 31, 1997 representing a 36% increase. Consulting operations were conducted from seven consulting offices in the United States and the United Kingdom. Comparative consulting revenues were negligibly impacted by acquisitions.

  Training revenues increased $4,738,000 to $9,602,000 for the quarter ended March 31, 1998 from $4,864,000 for the quarter ended March 31, 1997, representing a 97% increase. A significant portion of the increase in training revenues for the first quarter of 1998 is attributable to business units acquired subsequent to February 28, 1997. Training revenues for the first quarter of 1998 includes revenue from the following acquisitions: Oxford Computer Group Limited acquired in February 1997, Enterprise Computing Inc., Absolute!, Inc. and Agiliti, Inc. Both 1997 and 1998 first-quarter revenues include those of Barefoot Computer Training Limited acquired in February 1998. On a pro forma basis (assuming the companies acquired by ARIS in 1997 had been owned during the first quarter of 1997), total training revenues increased approximately 17%. Revenues increased in the first quarter of 1998 as a result of a significant increase in the number of classes and class training days offered. ARIS offered 1,621 classes and 4,207 training days in the quarter ended March 31, 1998 as compared to 527 classes and 1,438 training days in the quarter ended March 31, 1997.

  Software revenues increased $1,587,000 to $2,120,000 for the quarter ended March 31, 1998 from $533,000 for the quarter ended March 31, 1997, representing an increase of 298%. The increase in revenue is primarily attributable to sales of the NoetixViews suite of products developed by ARIS Software, Inc. (formerly Noetix Corporation), a wholly-owned subsidiary of ARIS.

  Cost of sales consists primarily of salaries and employee benefits for consultants, project managers and instructors; subcontractor fees; non-reimbursable travel expenses related to consulting and training activities and the cost of production of software modules and amortization of capitalized software costs. Cost of sales increased $3,358,000 to $9,033,000 in the quarter ended March 31, 1998 from $5,675,000 in the quarter ended March 31, 1997. The increase in cost of sales is primarily a reflection of the increase in sales. Cost of sales as a percentage of sales decreased from 47% for the quarter ended March 31, 1997 to 44% for the quarter ended March 31, 1998. This reduction is a result of the relative increase in proportion of training and software revenues to total revenue. Training and software operations typically have lower cost of sales and higher selling, general and administrative ("SG&A") expenses when compared to consulting operations. Training operations utilize a lower proportion of professional labor and benefits, which are included in cost of sales, and higher proportions of marketing, facilities and general office administration costs which are included in SG&A expenses.

  SG&A expense consists primarily of salaries and employee benefits for executive, managerial, administrative and sales personnel; facility leases; amortization of capitalized computer hardware and equipment costs; software license fees, travel and business development costs. Total SG&A expense increased $5,748,000 to $10,235,000 for the quarter ended March 31, 1998 from $4,487,000 for the quarter ended March 31, 1997 which represents an increase of 128%. Total SG&A expense as a percentage of total revenue increased from 37% for the quarter ended March 31, 1997 to 49% for the quarter ended March 31, 1998.

  The increase in total SG&A is primarily the result of four factors: (i) expenses associated with acquisitions completed during the quarter ended March 31, 1998, amounting to $1,257,000 or 6% of revenue, compared to $21,000 in acquisition-related costs during the quarter ended March 31, 1997; (ii) a change in the revenue mix, with software increasing from 4% of total revenue during the quarter ended March 31, 1997 to 10% of total revenue during the quarter ended March 31, 1998 and training increasing from 40% of total revenue to 46% of total revenue during the same periods. Both software and training operations have lower cost of sales but higher SG&A; (iii) general increase in the number of management, sales and administrative staff from 194 at March 31, 1997 to 285 at March 31, 1998 required to support the growth of ARIS; and (iv) an increase in the amortization of intangible assets resulting from companies acquired from $64,000 during the quarter ended March 31, 1997 to $121,000 during the quarter ended March 31, 1998.

  Other income, net, consists primarily of interest income on cash and cash equivalents, which is partially offset by interest associated with short-term borrowings. Other income (expense), net, increased $405,000 from ($39,000) for the quarter ended March 31, 1997 to $366,000 for the quarter ended March 31, 1998. The increase is primarily attributable to ARIS' investment yield on proceeds from ARIS' initial public offering completed on June 20, 1997. Proceeds from the offering, net of underwriters discount, amounted to $31,200,000. Average invested proceeds during the quarter ended March 31, 1998 were $20,285,000.

  Income tax expense increased $116,000 to $790,000 in the quarter ended March 31, 1998 from $674,000 in the quarter ended March 31, 1997, as a result of increased revenues and net income before tax. As a percentage of revenues, income tax expense decreased from 5.6% to 3.8% and the effective tax rate increased from 37% to 43%. The effective tax rate increase is primarily attributable to the costs incurred for acquisition of Barefoot Computer Training Ltd., a substantial portion of which are not deductible in determination of United States or United Kingdom taxes. The effective tax rate is additionally influenced by the mix of United Kingdom and United States tax rates, as well as the tax rates of the various states in which ARIS conducts its operations.

  Net income decreased $110,000 to $1,045,000 for the quarter ended March 31, 1998, from $1,155,000 for the quarter ended March 31, 1997. Net income as a percentage of sales decreased from 10% to 5%, primarily as a result of the inclusion of acquisition costs in the quarter ended March 31, 1998. The cumulative effect of acquisition costs including taxes amounted to $852,000 or 4.1% of revenue. Excluding costs of acquisitions, net income in the quarter ended March 31, 1997 was $1,168,000 or 10% of revenue, compared to net income of $1,897,000 or 9% of revenue for the quarter ended March 31, 1998.

1997 COMPARED TO 1996

  Revenue in 1997 was $62.6 million, representing a 94% increase over revenue of $32.2 million in 1996, a result of increased revenue in each of ARIS' business lines. During 1997, ARIS' single largest client accounted for 5.5% of revenue, down from 7.5% in 1996. ARIS' five largest clients in 1997 accounted for 22% of revenue as compared to 29% of revenue in 1996. During 1997, ARIS acquired or opened new or additional offices in New York City, Bloomington, Minnesota and Dallas, Texas, as well as London, Birmingham and Oxford, England. These were added to existing offices in Seattle and Bellevue, Washington; Beaverton, Oregon; Denver, Colorado; the metropolitan Washington, D.C. area; St. Petersburg, Florida and Dallas, Texas.

  Consulting revenue in 1997 was $30.0 million, representing an 84% increase over consulting revenue of $16.3 million in 1996. This increase is primarily attributable to an increase in the number of billable consultants and project managers from 118 at the end of 1996 to 197 at the end of 1997, an approximate 8% increase in average billing rates, and an increase in the number and size of consulting projects.

  Training revenue in 1997 was $28.9 million, representing a 96% increase over training revenue of $14.7 million in 1996. This increase in revenues is attributable to a number of factors. The acquisition of Oxford in March contributed revenues of $6.7 million; Buller Owens acquired in October contributed $578,000, Agiliti acquired in November contributed $445,000 and Absolute! acquired in November contributed $260,000 to 1997 revenues. Training operations conducted 5,534 classes and 14,279 class days during 1997 compared to 2,200 classes and 6,811 class days during 1996. ARIS continues to experience high demand for numerous Microsoft NT, Internet-related and Sun Microsystems courses. During 1997 ARIS has become an authorized provider of Lotus Notes and Domino education in New York City and Minneapolis.

  Software revenue in 1997 was $3.6 million as compared with software revenue of $1.2 million in 1996. This increase is principally the result of a very significant increase in ARIS' sales of the NoetixViews suite of products. Software revenues have been positively impacted by the expansion of the sales staff as well as expansion of marketing and sales efforts at trade shows.

  Cost of consulting and training was $28.9 million in 1997, representing a 83% increase over cost of consulting and training of $15.8 million in 1996. This increase is primarily attributable to an increase in the number of consultants, project managers and instructors from 149 at the end of 1996 to 285 at the end of 1997. Cost of consulting and training as a percentage of combined consulting and training revenue decreased from 49.1% in 1996 to 50.8% in 1997. This decrease is primarily attributable to a change in the revenue mix with an increase in training revenue on a percentage basis which has slightly higher gross margins.

  Cost of software increased to $322,000 in 1997 from $93,000 in 1996. This increase coincides with a rise in sales of software licenses and is primarily attributable to the increased costs of packaging and distribution of ARIS DFRAG and NoetixViews.

  Sales, general and administrative ("SG&A") expense was $24.2 million in 1997, representing a 100% increase over SG&A expense of $12.1 million in 1996. SG&A expense as a percentage of total revenue increased from 37.6% in 1996 to 38.7% in 1997. This increase is due to several factors including ARIS' acquisition of Oxford Computer Group in the United Kingdom where SG&A expenses are typically higher than in ARIS' United States' operations, changes in the revenue mix with a marginal increase in training and software which have higher SG&A expenses and the impact of opening offices late in 1996 in Dallas, Texas, St. Petersburg, Florida and London, England as well as the opening or expansion of offices in Denver, Colorado and the metropolitan Washington, D.C. area. The number of management, sales and administrative staff increased from 131 at the end of 1996 to 284 at the end of 1997.

  In 1997, ARIS had amortization of intangible assets of $380,000 related to acquisitions compared to $118,000 in 1996. In 1996 ARIS also expensed $307,000 of in-process research and development expenses related to the acquisition of Noetix in October 1996.

  In June 1997 ARIS sold 2,300,000 shares of its ARIS Stock in an initial public offering. Net proceeds to ARIS from the offering were $31.2 million. ARIS has invested the proceeds realizing dividends and interest amounting to $684,000 and also realized a gain on sale of investments amounting to $280,000 during 1997. During 1996 ARIS had net interest and investment income of $140,000.

  ARIS' effective income tax rate in 1997 was 38.2% compared with 40.0% in 1996. The tax rate was higher in 1996, primarily as a result of expensing non-deductible purchased research and development costs for software development of an acquired business while no such costs were expensed in 1997.

1996 COMPARED TO 1995

  Revenue in 1996 was $32.2 million, representing an 77% increase over revenue of $18.2 million in 1995, a result of increased revenue in each of ARIS' business lines. During 1996, ARIS' single largest client accounted for 7.5% of revenue, down from 17.6% in 1995. ARIS' five largest clients in 1996 accounted for 29% of revenue as compared to 43% of revenue in 1995.

  Consulting revenue in 1996 was $16.3 million, representing a 68% increase over consulting revenue of $9.7 million in 1995. This increase is primarily attributable to an increase in the number of billable consultants and project managers from 52 at the end of 1995 to 118 at the end of 1996, an approximate 10% increase in average billing rates and an increase in the number and size of consulting projects.

  Training revenue in 1996 was $14.7 million, representing a 77% increase over training revenue of $8.3 million in 1995. This increase is attributable to a number of factors, including the acquisition of SQLSoft in May 1996 and SofTeach in October 1996. Training operations conducted 2,200 classes and 6,811 class days during 1996 compared to 1,557 classes and 4,333 class days during 1995.

  Software revenue in 1996 was $1.2 million as compared with software revenue of $205,000 in 1995. This increase is principally the result of an increase in the sales of ARIS DFRAG and the acquisition of Noetix in October 1996, which added approximately $474,000 in revenue in the fourth quarter of 1996.

  Cost of consulting and training was $15.8 million in 1996, representing an 83.7% increase over cost of consulting and training of $8.6 million in 1995. This increase is primarily attributable to an increase in the number of consultants, project managers and instructors from 69 at the end of 1995 to 149 at the end of 1996. Cost of consulting and training as a percentage of combined consulting and training revenue increased from 47.9% in 1995 to 50.8% in 1996. This increase is primarily attributable to lower utilization of consultants in 1996 resulting from a large number of newly hired consultants that did not begin billing time on client projects immediately upon being hired. The lower utilization was partially offset by a 10% increase in average billing rates.

  Cost of software increased to $93,000 in 1996 from $42,000 in 1995. This increase coincides with the rise in sales of software licenses and is primarily attributable to the costs of packaging and distribution of ARIS DFRAG and NoetixViews.

  SG&A expense was $12.1 million in 1996, representing a 89.1% increase over SG&A expense of $6.4 million in 1995. SG&A expense as a percentage of total revenue increased from 37.6% in 1995 to 34.9% in 1996. This increase is due primarily to the opening of four offices in Dallas, London, St. Petersburg and the metropolitan Washington, D.C. area, including expenses related to the hiring of personnel required to staff these offices and an increase in expenditures for recruitment and training of IT professionals. The number of management, sales and administrative staff increased from 71 at the end of 1995 to 131 at the end of 1996.

  In 1996, ARIS had $307,000 of in-process research and development expenses related to the acquisition of Noetix and amortization of intangible assets of $118,000 related to acquisitions made by ARIS in 1996.

  In 1995 and 1996, ARIS had other income of $121,000 and $131,000 respectively consisting primarily of interest income on cash and cash equivalents.

  ARIS' effective income tax rate in 1996 was 40.0% compared with 35.6% in 1995. The increase in 1996 was primarily attributable to purchased research and development costs for software development of an acquired business and an increase in liability for state income tax resulting from the geographic expansion of ARIS' service offerings.

LIQUIDITY AND CAPITAL RESOURCES

  Operating cash flows decreased $1,077,000 from $546,000 in the quarter ended March 31, 1997 to an operational cash flow deficit of $531,000 for the quarter ended March 31, 1998. This deficit is primarily attributable to the Company's expenditures in the quarter ended March 31, 1998 for the acquisition of Barefoot Computer Training Limited. Acquisition costs included fees paid to advisors of Barefoot, legal and accounting fees for both parties to the transaction, and other costs associated with the acquisition.

  Cash flows from investing activities increased $3,339,000 to $2,761,000 in the quarter ended March 31, 1998, compared to an investing cash flow deficit of $578,000 in the quarter ended March 31, 1997. ARIS sold $8,402,000 of its investments in short term debt securities in the first quarter of 1998 to finance capital expenditures.

  During the quarter ended March 31, 1997, ARIS borrowed $6,450,000, in part to acquire its own common stock and in part to repay other borrowings within the period. As a result of these transactions, financing activities provided cash of $325,000 during the first quarter of 1997. In the first quarter of 1998, ARIS received cash in the amount of $279,000 from holders exercising stock options and $43,000 as a tax benefit on the stock options exercised for a net increase in cash from financing activities of $322,000.

  At March 31, 1998, ARIS had cash and equivalents of $11,740,000 compared to $485,000 for the quarter ended March 31, 1997.

  ARIS anticipates that capital expenditures related to expected expansion will continue in the coming year and will continue to be financed by operational cash flows generated as well as utilization of invested funds, if needed. Management anticipates that in 1998 cash and marketable securities will be employed for general corporate purposes including the opening of new offices, potential acquisitions of companies and other business opportunities which may arise.

  At March 31, 1998, ARIS had accounts receivable of $15,645,000 and days sales outstanding of 69 days. At March 31, 1997, accounts receivable were $12,789,000 and days sales outstanding were 97 days. The substantial improvement of days sales outstanding is a result of improvement of collection and account maintenance procedures.

  Operating cash flows during fiscal 1997 were favorably impacted by higher net income as a result of increased operating activities partially offset by increased working capital requirements, especially the increase in net receivables amounting to $6.4 million. The increase in receivables is due to the significant growth of ARIS compared to the prior year, accounts receivable from the four companies acquired in 1997 (aggregating $2.3 million) as well as a lengthening of the collection period.

  Cash generated from operations combined with the net proceeds to ARIS from its initial public offering of ARIS Common Stock has resulted in ARIS holding $24.9 million in cash and investments in marketable debt securities at the end of fiscal 1997. This compares to $1.6 million at the end of fiscal 1996.

  Net cash used in investing activities in 1997, 1996 and 1995 was $18.3 million, $3.8 million and $1.6 million, respectively. Net cash spent for the acquisition of other businesses was $1.7 million in 1997, $1.4 million in 1996 and $112,000 in 1995. Capital expenditures in fiscal 1997, 1996 and 1995 were $2.4 million, $2.4 million and $1.2 million respectively. ARIS anticipates that capital expenditures related to expected expansion will continue in the coming year and will continue to be financed by operational cash flows generated within the year as well as utilization of invested funds, if needed.

  Net cash provided by financing activities was $24.7 million, $910,000 and $142,000 in 1997, 1996 and 1995, respectively. In June 1997 ARIS sold 2,300,000 shares of its ARIS Common Stock in an initial public offering. Net proceeds to ARIS from the offering were $31.2 million. ARIS has invested the proceeds realizing dividends and interest amounting to $684,000 and also realized a gain on sale of investments amounting to $280,000 during 1997. Proceeds amounting to $69,000 for the exercise of options with respect to 46,569 shares of ARIS Common Stock were realized in 1997 compared to $2,000 similarly realized in 1996. Management anticipates that in 1998 cash and marketable securities will be employed for general corporate purposes including the opening of new offices, potential acquisitions of companies and other business opportunities as they may arise.

  ARIS has an $8 million line of credit with US Bank, a division of First Bank Systems. The credit line provides funds for general business purposes as well as the acquisition of companies and is secured by substantially all of ARIS' assets. The credit line contains various affirmative and negative covenants which require, among other things, maintenance of a certain level of working capital and a certain current ratio. ARIS is in compliance with or has obtained waivers regarding all requirements of the agreement. During 1997 ARIS utilized the line of credit to acquire 415,000 shares of ARIS Common Stock and borrowed $4 million on the line of credit. Proceeds from ARIS' initial public offering were utilized to repay the borrowing in June 1997. At the end of 1997 there were no borrowings against the credit line. The credit line expires on June 1, 1998. Management anticipates that the credit line will be renewed in an amount suitable to meet its requirements upon expiration of the existing agreement.

NEW ACCOUNTING PRONOUNCEMENTS

  In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes new standards for reporting information about operating segments in interim and annual financial statements. This statement is effective for fiscal years beginning after December 15, 1997. ARIS is currently evaluating the impact, if any, this statement will have on disclosures in the consolidated financial statements.

                  ARIS MANAGEMENT AND EXECUTIVE COMPENSATION

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of ARIS and their ages as of April 29, 1998, are as follows:

NAME                      AGE                       POSITION
----                      ---                       --------
Paul Y. Song............   35 Chairman of the Board, Chief Executive Officer and
                              President
Kendall W. Kunz.........   34 Senior Vice President of North America and Director
John Y. Song............   36 Vice President of North America Education
Thomas W. Averill.......   53 Vice President of Finance and Chief Financial
                              Officer
Jeffrey W. Gilles.......   47 Vice President of Research and Development
John J. Griffin.........   40 Vice President of Sales
Nicholas W. Hulse.......   32 Vice President of Marketing
Tina J. Song............   34 Vice President of Administration
David W. Melin..........   42 President of ARIS Software, Inc.
Hugh Simpson-Wells......   41 Managing Director of Oxford Computer Group Limited
Norbert W. Sugayan, Jr..   37 General Counsel and Secretary
Bruce R. Kennedy(1)(2)..   59 Director
Kenneth A.                 43
 Williams(1)(2).........      Director

--------
(1) Member of Audit Committee
(2) Member of Compensation Committee

  PAUL Y. SONG, founder of ARIS, has been ARIS' President, Chief Executive Officer and Chairman since its incorporation in October 1990. Mr. Song also serves as Chairman for ARIS' subsidiaries, ARIS Software Inc. ("ASI,"), Oxford Computer Group Limited ("Oxford,") and Barefoot Computer Training Limited ("Barefoot"). From 1988 to 1990, Mr. Song was employed by ORACLE's Consulting division in a number of capacities. Mr. Song received a B.S. in Electrical Engineering from General Motors Institute and an M.S. in Computer Science from the Massachusetts Institute of Technology. Paul Y. Song is the husband of Tina
J. Song and the brother of John Y. Song.

  KENDALL W. KUNZ was appointed as ARIS' Senior Vice President of North America in January 1998, and has been a Director of ARIS since March 1997. Mr. Kunz is responsible for ARIS' operations throughout North America. Mr. Kunz served as ARIS' Senior Vice President of Western Operations from March 1997 until December 1997, and as Senior Vice President of Education from October 1996 to March 1997. From August 1995 to October 1996, Mr. Kunz was ARIS' Vice President of Consulting. From June 1994 to August 1995, Mr. Kunz served as Vice President of Sales and Marketing. From July 1992 until June 1994, Mr. Kunz served as ARIS' Director of Sales and Marketing. Between June 1988 and July 1992, Mr. Kunz was employed by ORACLE in a number of capacities. Mr. Kunz received a B.S. degree in Management from Purdue University.

  JOHN Y. SONG was appointed as ARIS' Vice President of North America Education in January 1998, and served as Vice President of Eastern Operations from March 1997 to December 1997. Mr. Song also served as ARIS' Vice President of Business Development from September 1996 to March 1997. Mr. Song is responsible for ARIS' training operations throughout North America. From March 1996 to August 1996, Mr. Song was ARIS' Executive Director for the Federal and Public Sector. From February 1991 to February 1996, Mr. Song was Director of Business Development of ARIS. Prior to joining ARIS, Mr. Song worked in Hong Kong for Hill and Knowlton, a public relations firm, and in Seoul, Korea for Lee and Associates, a management consulting firm. Mr. Song received a B.A. in Journalism from Western Washington University and an M.B.A. from the Graduate School of International Studies at Yonsei University (Republic of Korea). John
Y. Song is the brother of Paul Y. Song.

  THOMAS W. AVERILL has served as Vice President of Finance and Chief Financial Officer since joining ARIS in July 1996 and is responsible for ARIS' financial operations. Mr. Averill also serves as a Director for

ARIS' subsidiaries, ASI, Oxford and Barefoot. From November 1994 to July 1996, Mr. Averill was self-employed as a private business and finance consultant. Between November 1992 and November 1995, Mr. Averill also was a Vice President of Finance and a director of Simon Golub and Sons, Inc., a manufacturer and international wholesale distributor of personal time pieces and fine jewelry. Between 1983 and 1985, Mr. Averill was Director of Auditing for Clark Nuber Inc., a public accounting firm, and between 1974 and 1983, Mr. Averill was an audit manager with Price Waterhouse, a public accounting firm.

  JEFFREY W. GILLES was appointed as Vice President of Research and Development in January 1998, and served as ARIS' Vice President of Education Business Development from October 1996 to December 1997. Mr. Gilles is responsible for new product and technology directions, vendor-specific field support and relationship management, and the development of new services and courseware. From January 1995 to October 1996, Mr. Gilles was Vice President of Education of ARIS, responsible for the operations of ARIS' Education Division. From June 1992 to December 1994, Mr. Gilles was founder and President of Clarity, Inc., which was acquired by ARIS in January 1995. From July 1988 to June 1992, Mr. Gilles was Regional Education Manager for ORACLE. Mr. Gilles received a B.A. in Broadcasting and Film, a B.S. in Computer Science and an M.S. in Computer Science from the University of Iowa.

  JOHN J. GRIFFIN has served as ARIS' Vice President of Sales since July 1996. From 1988 to 1996, Mr. Griffin held various sales and account management positions at ORACLE and immediately prior to joining ARIS, was ORACLE's Global Account Manager for the Boeing Company. Prior to joining ORACLE, Mr. Griffin held technical, management, and sales positions for a number of companies. Mr. Griffin received a B.A. in Organizational Communications from the University of Utah.

  NICHOLAS W. HULSE was appointed Vice President of Marketing in November 1997. Prior to joining ARIS, Mr. Hulse served as Director of Worldwide Marketing for New Horizons Computer Learning Centers, an international computer training organization. In addition, Mr. Hulse has served as Director of National Marketing Programs for Thorn EMI, and served in various marketing/advertising positions in direct mail, retail, and computer publishing companies. Mr. Hulse received a four year degree in Marketing from Northumbria University in England.

  TINA J. SONG was appointed Vice President of Administration in January 1998, and served as ARIS' Director of Human Resources and Information Technology from January 1995 to December 1997. Ms. Song was a Vice President of ARIS from October 1990 until March 1996, and was a Director of ARIS from October 1990 until November 1994. From April 1993 to January 1995, Ms. Song was also ARIS' Consulting Resource Manager. Ms. Song received a B.S. in Electrical Engineering from the General Motors Institute. Ms. Song is the wife of Paul Y. Song.

  DAVID W. MELIN has served as President of ASI and its predecessor corporations since August 1996. From 1990 to 1996, Mr. Melin owned and operated Allied Bolt Co., an industrial fastener distribution and manufacturing company. Mr. Melin was Product Manager for MS-DOS and Microsoft LAN Manager at Microsoft from 1984 to 1989. Mr. Melin received a B.A. in Mechanical Engineering from the University of Washington and an M.S. in Engineering Management from Stanford University.

  HUGH SIMPSON-WELLS is Managing Director and Secretary of Oxford and is Managing Director and Assistant Secretary of Barefoot, the U.K. subsidiaries of ARIS and is responsible for all operations of Oxford. Mr. Simpson-Wells founded Oxford in 1983 and it was acquired by ARIS in February 1997. Prior to founding Oxford, Mr. Simpson-Wells was an engineer with the Ford Motor Company in the U.K. Mr. Simpson-Wells received a Master's Degree in Engineering Science from Oxford University.

  NORBERT W. SUGAYAN, JR. has served as ARIS' General Counsel since February 1996, and as its Secretary since April 1997. He also serves as Secretary of ASI, Oxford and Barefoot. Prior to joining ARIS on a full-time basis, Mr. Sugayan practiced law in Seattle, Washington as of counsel to Lane Powell Spears Lubersky from February 1996 to December 1996, as a principal of Harris, Sugayan & Hull, from March 1994 to February

1996 and as an attorney with Bogle & Gates from February 1992 to March 1994. Prior to February 1992, Mr. Sugayan practiced law in Seoul, Republic of Korea and Dallas, Texas. Mr. Sugayan received a B.A. in Economics and English from the University of Michigan, a J.D. from the University of Notre Dame Law School, and an L.L.M. in Corporations Law from New York University.

  BRUCE R. KENNEDY was appointed as a Director of ARIS in March 1997. Mr. Kennedy is Chairman Emeritus of Alaska Air Group, Inc., a New York Stock Exchange listed company. Since 1991, Mr. Kennedy has served as a Director, and as Chairman of the Executive Committee of the Board, of Alaska Air Group, Inc. He served as Chairman, Chief Executive Officer and President of Alaska Air Group, Inc., Chairman, Chief Executive Officer and President of Alaska Airlines, Inc. and as Chairman of Horizon Air Industries, Inc. from 1979 to 1991.

  KENNETH A. WILLIAMS was appointed as a Director of ARIS in March 1997. Mr. Williams is Chairman and Chief Executive Officer of World Stream Communications, a consumer Internet broadcasting company, which he founded in 1997. From 1996 through December 1997, Mr. Williams was Vice Chairman and a director of CUC International, a consumer services company. He was also a member of the Office of the President of CUC International. Prior to joining CUC International, Mr. Williams was the Chairman of the Board and Chief Executive Officer of Sierra On-Line, Inc., a consumer software company, which he co-founded in 1979 and which was acquired by CUC International in 1996.

  The Board of Directors has created an Audit Committee and a Compensation Committee. The Audit Committee consists of Bruce R. Kennedy and Kenneth A. Williams (Chair). Among other functions, the Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by the Company's independent auditors and reviews the Company's balance sheet, statement of operations and cash flows and reviews and evaluates the Company's internal control functions.

  The Compensation Committee consists of Mr. Williams and Mr. Kennedy (Chair). The Compensation Committee reviews and approves the compensation and benefits for the Company's executive officers, administers the Company's stock option plans and makes recommendations to the Board of Directors regarding such matters.

CHANGE IN CONTROL ARRANGEMENTS

  ARIS does not have change of control agreements with any of its Named Executive Officers or Directors, except for Nicholas W. Hulse.

COMPENSATION SUMMARY

  The following table sets forth certain information regarding annual and long-term compensation for services in all capacities to ARIS earned by ARIS' Chief Executive Officer and the four other executive officers who earned in excess of $100,000 in salary and bonus during fiscal 1997, 1996 and 1995 (the "Named Executive Officers"). ARIS did not make any restricted stock awards, grant any stock appreciation rights or make any long- term incentive plan payouts during 1997, 1996 or 1995.

SUMMARY COMPENSATION TABLE

                                             LONG TERM COMPENSATION
                                ------------------------------------------------
                                 ANNUAL COMPENSATION          SECURITIES
                                ---------------------- -------------------------
                                                        UNDERLYING   ALL OTHER
 NAME AND PRINCIPAL POSITION    YEAR  SALARY   BONUS   OPTIONS/SARS COMPENSATION
 ---------------------------    ---- -------- -------- ------------ ------------
Paul Y. Song..................  1997 $150,000 $ 92,897         0     $ 4,214(2)
 President and Chief Executive
 Officer                        1996  120,000   90,553         0       3,655(2)
                                1995   96,000  155,877         0      50,871(3)
Kendall W. Kunz...............  1997 $126,000 $ 51,400    80,000     $     --
 Senior Vice President of
 North America                  1996  108,000   81,644         0       1,190(2)
                                1995   72,000  135,996   320,000      68,628(4)
John Y. Song..................  1997 $120,000 $ 29,893    60,000     $     --
 Vice President of North Amer-
 ica Education                  1996   76,000   53,660         0       3,046(2)
                                1995   60,000   66,834   200,000      31,305(5)
John J. Griffin...............  1997 $ 80,000 $ 51,299         0     $     --
 Vice President of Sales        1996   36,000   10,000    40,000           --
                                1995      N/A      N/A       N/A
Jeffrey W. Giles..............  1997 $102,000 $ 29,235         0     $     --
 Vice President of Research
 and Development                1996  102,000   74,830         0           --
                                1995  102,000   94,592         0           --

--------
(1) Represents payments under ARIS' Executive Profit Bonus Plan.
(2) Represents amount paid by ARIS for automobile expenses.
(3) Includes $48,000 realized upon exercise of non-statutory stock options to purchase shares of ARIS' Common Stock and $2,871 paid by the Company for automobile expenses.
(4) Includes $66,900 realized upon exercise of non-statutory stock options to purchase shares of ARIS' Common Stock and $1,728 paid by the Company for automobile expenses.
(5) Includes $29,250 realized upon exercise of non-statutory stock options to purchase shares of ARIS' Common Stock and $2,055 paid by the Company for automobile expenses.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table shows information regarding grants of stock options to the Named Executive Officers during the year ended December 31, 1997.

OPTION GRANTS IN LAST FISCAL YEAR INDIVIDUAL GRANTS

                                                                                 POTENTIAL REALIZABLE
                                          % OF TOTAL                                   VALUE AT
                           NUMBER OF       OPTIONS                                  ASSUMED ANNUAL
                             SHARES       GRANTED TO                                RATES OF STOCK
                           UNDERLYING    EMPLOYEES IN                             PRICE APPRECIATION
                            OPTIONS         FISCAL     EXERCISE PRICE            ---------------------
NAME                     GRANTED (#)(1) YEAR ($)(1)(2)   ($/SHARE)    EXPIRATION   5%($)      10%($)
----                     -------------- -------------- -------------- ---------- ---------- ----------
Paul Y. Song............          0              0            N/A          N/A          N/A        N/A
Kendall W. Kunz.........     80,000         6.3675%        $ 5.00      1/15/04   $  162,840 $  379,487
John Y. Song............     60,000         4.7756%          5.00      1/15/04      122,130    284,615
John J. Griffin.........          0              0%           N/A          N/A          N/A        N/A
Jeffrey W. Gilles.......          0              0%           N/A          N/A          N/A        N/A

--------
(1) The exercise price per share of each option is equal to the fair market value per share of the underlying Common Stock on the date of grant.
(2) Options to purchase 1,256,385 shares of Common Stock were granted by the Company to its employees during 1997.
(3) Amounts represent hypothetical gains that could be achieved for the respective options exercised at the end of the option term. These gains are based on assumed rates of appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the options or sale of the underlying shares. The actual gains, if any, on the stock option exercises will depend on the future performance of the Common Stock, the optionholder's continued employment through the option period, and the date on which the options are exercised.

OPTION EXERCISES AND YEAR-END VALUES

  The following table provides information on stock option exercises by the Named Executive Officers and the number and value of the Named Executive Officers' unexercised options at December 31, 1997.

AGGREGATED OPTION EXERCISES DURING 1997 AND OPTION VALUES AT DECEMBER 31, 1997

                                                                                VALUE OF UNEXERCISED IN-THE-
                                            TOTAL NUMBER OF UNEXERCISED         MONEY OPTIONS AT FISCAL YEAR-
                                   VALUE    OPTIONS AT FISCAL YEAR END                   END ($)(1)
                                ACQUIRED ON -------------------------------     ------------------------------
NAME                     SHARES  EXERCISE   EXERCISABLE      UNEXERCISABLE       EXERCISABLE    UNEXERCISABLE
----                     ------ ----------- -------------    --------------     -------------  ---------------
Paul Y. Song............    0         0                    0                 0               0                0
Kendall W. Kunz.........    0         0                    0            80,000               0  $     1,280,000
John Y. Song............    0         0                    0            60,000               0  $       960,000
John J. Griffin.........    0         0                6,000            34,000   $     109,920  $       496,480
Jeffrey W. Gilles.......    0         0                    0                 0               0                0

--------
(1) This amount is the aggregate number of the outstanding options multiplied by the difference between $21 (the closing price of the Common Stock as reported on the Nasdaq National Market on December 31, 1997) and the exercise price of such options.

EXECUTIVE PROFIT BONUS PLAN

  In January 1998, the Compensation Committee set the terms for the 1998 Executive Profit Bonus Plan. This plan established a cash bonus pool for executive officers based on ARIS achieving a threshold pre-tax income target. When ARIS achieves 90% of the Executive Profit Bonus Plan pre-tax income target, 10% of the pre-tax income thereafter is contributed to the bonus pool and shared by all participating executive officers according to the percentage established for each officer by the Compensation Committee. The bonus pool is doubled should ARIS achieve 110% of the 1998 target pre-tax operating income. See "Compensation and Other Information Concerning Executive Officers--Executive Compensation" for a description of bonuses paid to executive officers in 1997.

DESCRIPTION OF ARIS' 1997 STOCK OPTION PLAN

  The 1997 Stock Option Plan (the "1997 Plan") was adopted by ARIS' Board of Directors and approved by ARIS' shareholders in March 1997 and April 1997, respectively. At the time of adoption, the aggregate number of shares of Common Stock reserved for issuance under the 1997 Plan was 2,000,000 shares, less the 1,134,357 shares that were granted and had not subsequently become available for future grant under ARIS' 1995 Stock Option Plan (the "1995 Plan"). The ARIS' Board of Directors adopted, and the ARIS shareholders approved on April 28, 1998, an amendment to the 1997 Plan to increase the number of shares reserved for issuance pursuant to the 1997 Plan to 2,000,000 shares.

  The 1997 Stock Option Plan provides for the grant of qualified and non-qualified options to employees, directors, officers and non-employee directors of ARIS by the Plan Administrator. The 1997 Stock Option Plan provides for automatic, non-discretionary grants of 5,000 non-qualified stock options to non-employee directors (as defined under Rule 16b (3) of the Exchange Act) for each year of service (or pro-rata for any portion thereof) on the Board of Directors of ARIS. For all other grants under the 1997 Stock Option Plan, the date of grant, number of options, option price, vesting period and other terms specific to the options are to be determined by the Plan Administrator. The option price for qualified stock options is based on the fair market value of ARIS' Common Stock on the date of grant. Options granted under the 1997 Stock Option Plan expire on the tenth anniversary of the date of grant and vest over periods of up to four years.

  The exercise price per share of options granted to non-employee directors under the 1997 Stock Option Plan is 100% of the fair market value of ARIS' Common Stock on the date the option is granted. Generally, options expire on the tenth anniversary of the date of the option grant except for non-qualified options granted to United Kingdom resident employees which expire on the seventh anniversary of the date of the option grant. Options may not be assigned or transferred except by will or by the laws of descent or distribution and are exercisable only while the optionee is serving as a director of ARIS or within 90 days after the optionee ceases to serve as a director of ARIS (except that if a director dies or becomes disabled while serving as a director of ARIS, the option is exercisable until the scheduled expiration date of the option).

  ARIS' management relies on stock options as an essential part of the compensation packages necessary for ARIS to attract and retain experienced officers and employees and motivate employees to maximize shareholder value. The Board of Directors of ARIS believes that the proposed increase in the number of shares available under the 1997 Plan is essential to permit ARIS' management to continue to provide long-term, equity-based incentives to present and future key employees. Additionally, the Board of Directors has determined that any future option grants resulting from the proposed increase will be at exercise prices equal to at least fair market value at the time of grant, except in those limited cases where shareholder value would be maximized by an alternate approach. Accordingly, the value of the future options is tied to the future performance of ARIS' stock and will provide value to the recipient only to the extent that shareholders as a whole have benefited from an increase in the market value of ARIS' Common Stock.

  In 1997, ARIS granted options under the 1997 Plan with fair market value exercise prices to the following Named Executive Officers: Mr. Paul Y. Song, Mr. Jeffrey W. Gilles and Mr. John J. Griffin, no shares; Mr. Kendall W. Kunz, 80,000 shares; Mr. John Y. Song, 60,000 shares; all executive officers as a group, 193,000 shares; non-employee directors, 25,834 shares; and all other employees, 1,037,551 shares. Other than options granted to all new employees and for promotions to existing employees in amounts specified under certain guidelines adopted by the Compensation Committee as Plan Administrator, ARIS has not, at the present time, determined who will receive options to purchase the additional shares of Common Stock authorized for issuance under the amended 1997 Plan.

DESCRIPTION OF 1998 EMPLOYEE STOCK PURCHASE PLAN

  In March 1997 ARIS began investigating the possibility of introducing a program under which its employees would be able to purchase shares of ARIS Common Stock on terms that are favorable to such employees. The ARIS Board of Directors approved the ARIS Corporation 1998 Employee Stock Purchase Plan (the "Purchase Plan") and it was approved at ARIS' annual meeting of shareholders on April 28, 1998. Prior to the annual meeting of shareholders, ARIS received by proxy more than a majority of the votes necessary to approve the Purchase Plan.

  The Purchase Plan provides a means for qualified employees of ARIS and its designated subsidiaries to purchase shares of ARIS' Common Stock under favorable terms through payroll deductions. The Purchase Plan authorizes 300,000 shares of common stock to be sold to employees electing to participate in the Purchase Plan.

  The Purchase Plan is administered by an executive officer of ARIS designated by the ARIS Board or its Compensation Committee, except for those items expressly reserved to the Board or the Compensation Committee under the Purchase Plan. Any discretionary decisions will be applicable equally to all eligible employees. Employees of ARIS subsidiaries will be eligible to participate in the Purchase Plan only if the ARIS Board or its Compensation Committee has designated the subsidiary as eligible for participation.

  To be eligible to participate in the Purchase Plan, employees must have been with ARIS for at least ninety days, work more than 20 hours each week, customarily work more than five months a year and own less than 5% of ARIS' stock. The Plan Administrator has the ability to reduce the minimum hourly and monthly requirement for future offering periods.

  The Purchase Plan will be divided into two six-month coextensive offering and purchase periods beginning on January 1 and July 1 of each year. At the end of each purchase period, eligible participating employees will purchase shares of the ARIS' Common Stock at a price equal to 85% of the lesser of (a) the fair market value of the ARIS Common Stock on the first business day of the offering period or (b) the fair market value of the Common Stock on the last business day of the purchase period. The ARIS Board or its Compensation Committee can establish different offering periods and purchase periods. A purchase period may be the same as the offering period or may be shorter consecutive periods within the offering period, as determined by the ARIS Board or its Compensation Committee. The ARIS Board or its Compensation Committee can also decrease the amount of the discount for future offering periods.

  Eligible employees may authorize payroll deductions in whole percentages up to 10% of their regular cash compensation in payment of the discounted purchase, subject to a maximum fair market value purchase amount in any calendar year of $25,000. Participants will be automatically reenrolled in the next offering period unless they have withdrawn from the Purchase Plan. Termination of an employee's employment with ARIS for any reason will result in the immediate termination of the employee's participation in the Purchase Plan. Any accumulated payroll deductions will be refunded to the employee, without interest.

  ARIS' Board of Directors believes that the Purchase Plan provides ARIS with a further equity-based compensation incentive with which ARIS can continue to attract, motivate and retain key employees, thereby maximizing shareholder value.

ARIS PRINCIPAL SHAREHOLDERS

  The following table sets forth, as of April 29, 1998, certain information regarding the beneficial ownership of ARIS' outstanding Common Stock by: (i) each person who, to the knowledge of management, owned beneficially more than 5% of the Common Stock; (ii) each director and director nominee of ARIS, (iii) each of the Named Executive Officers for whom compensation is reported in this Proxy Statement and (iv) all directors and executive officers of ARIS as a group. Based on information furnished by the beneficial owners to ARIS, and except as otherwise noted and subject to community property laws where applicable, ARIS believes that the beneficial owners listed below have sole voting and investment power with respect to such shares.

                                               AMOUNT AND
                                               NATURE OF
                                               BENEFICIAL
NAME AND ADDRESS OF BENEFICIAL OWNER          OWNERSHIP(1)      PERCENT OF CLASS
------------------------------------          ------------      ----------------
Paul Y. Song................................   4,470,000(2)(3)      43.3814%
2229 112th Avenue NE
Bellevue, Washington 98004
Tina J. Song................................   4,470,000(2)(3)      43.3814%
2229 112th Avenue NE
Bellevue, Washington 98004
Song Family Limited Partnership.............   4,470,000(2)(3)      43.3814%
3700 First Interstate Center
999 Third Avenue
Seattle, Washington 98104
Pilgrim Baxter & Associates, Ltd............     567,500(4)          5.5076%
825 Duportail Road
Wayne, Pennsylvania 19087-5525

DIRECTORS AND NAMED EXECUTIVE OFFICERS
--------------------------------------
Jeffrey W. Gilles...........................     460,000(5)          4.4643%
Kendall W. Kunz.............................     336,000(6)          3.2546%
John Y. Song................................     203,500(7)          1.9727%
John J. Griffin.............................      31,000(8)               *
Bruce R. Kennedy............................       5,417(9)               *
Kenneth A. Williams.........................       5,417(9)               *
All current directors and executive officers
 as a group (13 persons)....................   5,668,854(10)        55.0063%

--------
  * Owns less than 1% of ARIS' outstanding Common Stock.
 (1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within sixty (60) days of the Record Date are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
 (2) Includes 650,000 shares owned by Song Family Limited Partnership, of which Mr. Song and Ms. Song are each General Partners. Also includes 522,000 shares owned by Tina Song, the spouse of Mr. Song and 3,298,000 shares owned by Paul Song, the spouse of Ms. Song.
 (3) Mr. Song and Ms. Song have shared voting power of ARIS' Common Stock owned by Song Family Limited Partnership.
 (4) As reported on Schedule 13G filed with the Securities and Exchange Commission on January 29, 1998.

 (5) Includes 100,000 shares registered in the name of The Jeffrey & Glenda Gilles Unitrust of which Mr. Gilles is a Co-Trustee. Mr. Gilles exercises voting and dispositive power over the standard unit trust.
 (6) Includes 20,000 shares of Common Stock subject to options that are exercisable within 60 days of April 30, 1998.
 (7) Includes 12,000 shares of Common Stock subject to options that are exercisable within 60 days of April 30, 1998.
 (8) Includes 11,000 shares of Common Stock subject to options that are exercisable within 60 days of April 30, 1998.
 (9) Represents shares of Common Stock subject to options that are exercisable within 60 days of April 30, 1998.
(10) Includes shares of Common Stock subject to options that are exercisable within 60 days of April 30, 1998.

                                INTIME BUSINESS

  InTime and its wholly owned subsidiary, The Consulting TEAM, Inc. ("TEAM") are engaged primarily in providing system integration services relating to the selection, implementation and use of human resources, payroll and selected software systems. InTime was incorporated in Delaware in January 1994 and acquired all of the common stock of TEAM, a Florida corporation organized in 1985, and InTime Systems, Inc., a Delaware corporation organized in 1993. InTime's headquarters are located in West Palm Beach, Florida.

  In 1995, InTime developed a proprietary time and attendance management software system ("TAMS"), which provides management with combined time, attendance, payroll and human resource information on a real-time basis. TAMS integrates human resource and payroll systems for producing paychecks, allowing employers to efficiently and accurately produce paychecks and collect information to better monitor, analyze and audit human resource costs in their businesses. Since 1985, TEAM has been providing consulting services to employers relating to the selection, implementation and use of human resource, payroll and selected software systems. It is from this experience that TAMS was developed, incorporating many features that were not available in client human resource and/or payroll systems.

  In February 1997, InTime signed a technology license agreement with ORACLE allowing ORACLE to promote, market and distribute TAMS/O (OTM) through its worldwide distribution channels. InTime also continues to market TAMS/O through its existing sales team.

PRODUCT AND SERVICE DESCRIPTION

 Consulting Services

  InTime provides consulting services on Human Resource Management Systems ("HRMS") primarily for Fortune 1,000 companies, municipalities and universities. InTime's focus is directed toward strategic services consulting and full-system implementation projects for major HRMS applications, such as ORACLE, PeopleSoft and ADP. TEAM's consulting fulfillment staff is structured around two major consulting areas: strategic services and HRMS implementation. The Strategic Services Group provides consulting services on process reengineering and improvements; HRMS needs evaluation; vendor selection and negotiations; generalized human resource, payroll and benefit administration; and establishing human resource information centers. The HRMS Implementation Group provides consulting services on all aspects of HRMS implementation projects, including project definition, fit analysis, data modeling and functional and technical assistance on the implementation of packaged systems into production environments.

 Consulting Staff

  TEAM's HRMS consulting staff consists primarily of senior-level consultants who are experienced with human resource, payroll and benefit administration practices and recent changes in industry standards, technological advances in vendor systems, and government compliance regulations. TEAM's staff blends the functional skills necessary to apply business needs to the system's technology and technical skills necessary to ensure the system is designed with enough flexibility to handle ever-changing business practices.

  InTime recognizes that its success can be sustained only through the efforts and quality of its consultants. Management believes it provides responsive technical and professional support to all of its consultants. Additionally, TEAM recently established an employee training program to ensure its consultants are knowledgeable in the latest applications, technology and project management expertise.

 Marketing Consulting Services

  InTime's consulting services are marketed through various means: by public or association presentations and speeches and the preparation of relevant professional articles; by identifying prospective clients through participation in professional organizations, direct mail advertising in trade journals and publications read by corporate executives; by developing alliances with major HRMS vendors and other third-party consulting organizations; and through referrals or inquiries to TEAM by prospects who have heard of TEAM's successful engagements with other clients. InTime continues to expand all of these traditional lead development avenues by adding new senior sales personnel, offering customer incentives, and marketing TEAM's proprietary methodologies.

 Competition

  The IT services industry is extremely competitive and currently highly fragmented. Although the market is consolidating, management does not believe any one company is dominant in the HRMS consulting field at the present time. Some of InTime's competitors possess substantially greater resources, greater name recognition and a more established client base than InTime. Management of InTime believes that the significant competitive factors in the sale of InTime's services include the quality of its consulting services, price and reputation.

  InTime believes that specializing in the implementation of human resource/payroll/benefit systems is a unique service. By having a specialization in this area, 13 years of experience and a solid reputation, management believes that TEAM will continue to have the ability to compete with larger and more recognized firms. TEAM is one of only a few specialized firms that provide full-service technical and functional assistance in the human resource, payroll and benefit systems area.

  Prime contractors represent additional competitive challenges. As many businesses strive to achieve enterprise-wide solutions in their software selections, some have also gone to enterprise solutions for the systems integration IT with respect to implementation of these systems. In order to improve its ability to compete, InTime is taking steps to become an enterprise solution for certain vendor products.

 Consulting Agreements

  Consulting services for all of TEAM's projects are documented through a Professional Services Agreement ("PSA") and a Work Authorization Form ("WAF"). The PSA is written to cover the basic contractual terms, while the WAF contains the specifics, such as rates and deliverables for each consulting engagement. By separating the basic contractual terms from specific terms for individual projects, a consulting engagement can be expanded to accommodate additional work or rate increases without having to renegotiate the contract. A typical implementation consulting contract involves two to four staff members for a period of six months to one year. Strategic service projects are more focused and average one to two staff members for a period of one month to six months.

  Consultants work with clients on an hourly, daily, weekly or monthly basis. Generally, TEAM charges its clients for consulting services on an hourly or per diem rate basis. TEAM has also entered into "fixed price" and "not-to-exceed bid" contracts, however. These contracts are typically executed after TEAM has completed a project definition audit to correctly assess the effort and resources required.

  InTime's clients as well as its staff must sign confidential disclosure and non-compete agreements. These agreements preclude a client from hiring any of InTime's consultants for a period of six months after InTime's contract with the client is completed.

 Major Customers

  During 1997, the following customers constituted 10% or more of InTime's net revenue:

       THE NEW YORK TIMES COMPANY........................................ 12.00%
       ASPLUNDH TREE SERVICE............................................. 10.70%

  InTime's major customers vary from year to year. See Note 8 to InTime's Consolidated Financial Statements included elsewhere in this Proxy Statement/Prospectus.

 Software Products

  InTime currently markets one version of TAMS, TAMS/O, which was specifically developed to work exclusively with the ORACLE HRMS system. In 1996, the Company discontinued the sale of a mainframe version of TAMS primarily because the HRMS market in general has moved to client/server technology. This has resulted in minimal further expenditures by the Company for the mainframe-based products.

  TAMS/O was specifically developed to work exclusively within the ORACLE human resource and payroll system. The system was developed pursuant to ORACLE Application Technical Standards, and therefore provides employers with a seamless interface between the systems.

  Operating in an integrated environment eliminates the traditional need for multiple interfaces and high manual maintenance efforts associated with stand-alone time and attendance systems.

  TAMS/O can provide employers with many efficiency and cost saving benefits, including:

  .  Elimination of duplicate payments, overpayments and underpayments;

  . Eliminating the typical "time-crunch" associated with meeting payroll deadlines, which often lead to multiple errors;

  . Eliminating the manual activity involved in consolidating, calculating, verifying, correcting, balancing and editing time and attendance system data prior to payroll processing;

  . Controlling labor costs by providing management immediate information, such as attendance and work trends in various units and notice of where time or cost limits have been exceeded;

  . Tracking accrued vacation and leave time and other employee entitlements, such as family leave, to facilitate the audit process and reduce auditing cost;

  .  Scheduling employees for work on many different shifts and plans; and

  . Helping management optimize the labor force mix of permanent, part-time, contract or shared-job employees.

MARKETING AND SALES STRATEGY

TAMS/O

  In February 1997, InTime entered into a technology license agreement with ORACLE that allows for the distribution of the TAMS/O product directly by ORACLE. Under this agreement, ORACLE may market the product under its own product name ("OTM"), and the product is listed on the ORACLE price list and sold with ORACLE HRMS systems. The product may also be licensed directly by ORACLE's authorized distributors.

  Under the agreement, InTime provides support to ORACLE marketing, and support consultants on the OTM product. Specifically, this includes assisting ORACLE in developing sales and marketing material, instructing ORACLE marketing support personnel in the performance of presentation and demonstration of OTM, and in supporting the global demonstration version of the OTM product for ORACLE. InTime also agrees to provide technical support in enhancing OTM for future releases.

  During the term of this agreement, ORACLE has the option to acquire from InTime a worldwide, perpetual, royalty-free, irrevocable, non-exclusive right and license. In the event ORACLE exercises the option, ORACLE shall pay the Company the sublicense fees for a period of three years from the option exercise date.

  It is anticipated that the OTM product will be demonstrated to each of ORACLE's prospective HRMS customers, as the product will be included in their global demonstration system, and in ORACLE application sales training.

  Although the agreement is non-exclusive and does allow InTime to directly market the product, management does not foresee significant benefits in this course of action and will minimize any direct sales efforts for this product. ORACLE will be licensing the product directly to its customers under terms similar to the license terms for ORACLE's own products. InTime will receive a royalty from each of the licenses ORACLE and/or its distributors conclude pursuant to the conditions of the agreements.

LICENSE, MAINTENANCE, AND SERVICE AGREEMENT

  When InTime makes direct sales of its current TAMS/O product, InTime provides a warranty of title against major programming defects. The licensee can also elect an annual maintenance plan at a cost of approximately 19% of the base license fee. InTime enters into contracts with its customers to directly customize TAMS/O as part of a separate professional services agreement. The estimated revenue from implementation and consulting services can be approximately four to seven times the cost of the license fee.

COMPETITION AND TAMS/O

  TAMS/O is the only time and attendance system that is fully integrated and formally approved (through the CAI approval process) with the ORACLE HRMS systems. Although there are many stand-alone and independent management systems on the market, all require interfaces to be maintained and built, with the resulting duplication of data, additional required training and lower level of integrated functionality than is offered with TAMS/O.

  As a result of the license agreement with ORACLE, it is anticipated that TAMS/O will be the only time and attendance management system offered directly by ORACLE with integration with its payroll system.

  The agreement with ORACLE is not exclusive; therefore, there can be no assurance that other companies with financial resources and expertise in this specialized field do not have or are not currently developing a functionally equivalent product that will become available to ORACLE in the future. The computer industry is characterized by rapidly changing technology and is intensely competitive. InTime's ability to continue to provide ORACLE with a competitive product will depend on ORACLE's ability to license OTM, and provide a continuing revenue stream to InTime to enhance and improve it. There can be no assurance that InTime will be able to compete successfully, or that those competitors will not develop technologies, products or relationships that will render TAMS/O obsolete or less marketable, or that InTime will be able to successfully enhance TAMS/O on an ongoing basis.

DEVELOPMENT

  InTime currently is committed to refining TAMS/O and OTM to meet the changing needs of the marketplace and assuring continued compatibility of the product with the introduction of any new software. No assurances can be given that InTime will be able to do so, or if able to do so, that these refinements and upgrades will be introduced in a timely manner. InTime currently employs seven development staff members who are expected to devote all or a portion of their time to development support in accordance with the ORACLE agreement. InTime's research and development department will handle all product enhancement activity, maintenance and modification of OTM in connection with the ORACLE agreement.

EMPLOYEES

  As of May 1, 1998, InTime has approximately 94 full-time employees, including its executive officers. InTime is currently using the services of 15 independent contractors. InTime's staff is divided into 12 employees in administration, 13 in sales and marketing, eight in product development, one in software sales, one in training, one in recruiting, and 73 consultants (including 15 independent contractors). None of InTime's employees or independent consultants are covered by a collective bargaining agreement; most are engaged by a standard letter agreement, however. In addition, each staff person has signed a non-compete and confidential disclosure agreement.

  InTime's success depends on its ability to attract and retain consultants with the technical skills require to meet client-specific needs. The IT industry has high consultant turnover rates, and the demand for consultants to date has substantially exceeded supply. This has resulted in intense competition for consultants, which InTime expects to increase in the future. There can be no assurances that InTime will attract and retain the personnel it requires to conduct its operations successfully or attract additional personnel for expanded operations. Failure to attract and retain such personnel or an increase in InTime's consulting turnover rate could have a material adverse affect on InTime's business, operating results and financial conditions.

  Due to the high demand for IT services and the shortage of qualified IT consultants, management anticipates that salary increases in the IT industry will cause salary levels to surpass normal salary levels of other industries. If the demand continues to be strong, the trend of salary increases could have a material adverse affect on InTime's business, operating results and financial conditions, if InTime is unable to pass the increased payroll cost on to its clients. InTime attempts to pass these costs on to its clients to offset the increases where possible. There can be no assurances that all increases can be passed on to its clients.

SEASONALITY

  InTime's operating results are adversely affected when client facilities close due to holidays or inclement weather. InTime generally experiences a certain amount of seasonality in the fourth quarter due to the number of holidays and closings of client facilities during that quarter. Further, InTime may experience lower operating results in the first quarter due in part to the timing of client budget approval processes.

YEAR 2000 ISSUES

  InTime has completed an initial evaluation of its internal systems and concluded that its current financial systems are Year 2000 compliant. Accordingly, management believes that the transition to the Year 2000 will not have a material impact on InTime. InTime's product, TAMS/O, has also been evaluated and is considered Year 2000 compliant.

  InTime is exposed to external Year 2000 risk through InTime's customers and financial institutions if these third parties' systems are not Year 2000 compliant. These disruptions could include the client's inability to process payment to InTime or a financial institution's inability to process checks drawn on InTime or accept deposits and wire transfers. Other suppliers and vendors that could have an impact on InTime include a loss of data communications and other interruptions essential to the normal conduct of business of InTime. InTime is unable to determine the nature or impact of such interruptions, if any, at this time.

PROPERTIES

  InTime currently leases all of its office space. InTime's headquarters is located in West Palm Beach, Florida, and it maintains additional sales and marketing offices in the Dallas, TX and Burlingame, CA areas. InTime's research and development office is in Columbia, SC. Set forth below is a summary of the offices leased by InTime.

   LOCATION                            SQUARE FEET ANNUAL RENTAL EXPIRATION DATE
   --------                            ----------- ------------- ---------------
West Palm Beach, FL...................   10,529      $186,155    Nov. 2001(1)
Columbia, SC..........................    3,600      $ 40,710    July 1998(2)
Dallas, TX............................      285      $ 13,927    Jan. 1998(3)
Burlingame, CA........................      229      $ 13,800         (3)

--------
(1) 10,529 square feet in an office complex in West Palm Beach. The lease expires 2001. The rental rates, including CAM, range from $15.00 to $19.25 per square foot over the life of the lease.
(2) 3,600 square feet, expiring in July 1998. Management currently anticipates continuing on a month-to-month basis.
(3) Space rented in executive office suites. No long-term arrangements have been entered into.

LEGAL PROCEEDINGS

  Not applicable.

MARKET PRICES OF INTIME SECURITIES

  Effective February 1995, the InTime Units, began trading on the Nasdaq SmallCap Market under the following symbols: InTime Units, TAMSU; InTime Common Stock, TAMSA; and InTime Warrants, TAMSW.

  As of May 21, 1998, InTime believes there were in excess of 300 beneficial owners for the InTime Units, InTime Common Stock, and Warrants. The high and low bid prices for the period January 1, 1996 through March 31, 1998 as reported by Nasdaq are:

                                              1996          1997        1998
                                          ------------- ------------- ---------
   UNITS (TAMSU)                           HIGH   LOW    HIGH   LOW   HIGH LOW
   -------------                          ------ ------ ------ ------ ---- ----
   Fourth Quarter........................ $10.50  $9.00  $7.06  $5.25  N/A  N/A
   Third Quarter.........................   9.58   8.50   8.50   7.00  N/A  N/A
   Second Quarter........................  10.75   8.38   8.94   7.25  N/A  N/A
   First Quarter.........................   9.88   8.25   9.94   8.88 9.50 4.56
                                              1996          1997        1998
                                          ------------- ------------- ---------
   CLASS A COMMON STOCK (TAMSA)            HIGH   LOW    HIGH   LOW   HIGH LOW
   ----------------------------           ------ ------ ------ ------ ---- ----
   Fourth Quarter........................ $ 8.00 $ 6.89 $ 6.25 $ 4.38  N/A  N/A
   Third Quarter.........................   7.47   6.50   7.25   5.75  N/A  N/A
   Second Quarter........................   8.00   6.25   7.25   6.38  N/A  N/A
   First Quarter.........................   6.89   6.13   7.25   7.00 7.88 4.25
                                              1996          1997        1998
                                          ------------- ------------- ---------
   CLASS A WARRANTS (TAMSW)                HIGH   LOW    HIGH   LOW   HIGH LOW
   ------------------------               ------ ------ ------ ------ ---- ----
   Fourth Quarter........................ $ 2.75 $ 1.75 $ 1.38 $ 0.81  N/A  N/A
   Third Quarter.........................   2.25   1.63   1.98   1.06  N/A  N/A
   Second Quarter........................   2.75   2.00   2.25   1.50  N/A  N/A
   First Quarter.........................   3.00   2.00   2.12   1.75 2.00 0.53

  As of May 21, 1998, the closing prices for InTime's Units, InTime Common Stock and InTime Warrants as reported by Nasdaq, were $8.75, $7.00, and $1.125 respectively. Such prices reflect inter-dealer prices and do not reflect retail mark-ups, mark-downs, or commissions. Although there are no restrictions on InTime's ability to pay dividends to date, InTime has not declared any cash dividends on any class of security, nor does it anticipate doing so in the foreseeable future.

INTIME MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                              OF OPERATIONS

RESULTS OF OPERATIONS

  The following table sets forth expense items as a percentage of net revenues for the periods indicated:

                                                         THREE MONTHS ENDED
                                                              MARCH 31,
                                                         ------------------
                                                           1998        1997
                                                         ---------   ---------
   Net Revenues:                                               100%        100%
   Consulting Service Costs.............................        55          61
   Software Service Costs...............................         2           3
   Sales/Marketing Expenses.............................        12          13
   Software Development.................................         4           4
   General and Administrative Expenses..................        14          17
                                                         ---------   ---------
   Income from Operations...............................        13%          2%
                                                         =========   =========

REVENUES

  Consulting services revenue increased by $1,069,424 or 33% for the first three months of 1998 over the same period in 1997. The increase in consulting revenue is directly related to the increased utilization of the consulting staff. This continues a positive trend in the growth of consulting services revenue, which began in September of 1997. Management anticipates that demand for consulting services will remain strong throughout the remainder of 1998. However, there can be no assurances that existing customers will continue to require consulting services or that InTime can close sales for new customers. Failure to close new sales and the ability to attract and retain qualified consultants could have an impact on continued revenue growth. Consulting services revenue is generated from systems integration on human resource and payroll systems.

  Software related revenue includes all revenue related to InTime's Time and Attendance Management Systems (TAMS) including license, installation and maintenance fees. Software related revenues increased by $194,302 for the three months ended March 31, 1998 or 539% compared to the same period in 1997. The increase relates to direct sales of the TAMS/O product in the first quarter.

  InTime and Oracle Corporation entered into a Technology License Agreement effective January 31, 1997. Under the terms of the five-year Agreement, InTime licensed TAMS/O to Oracle on a non-exclusive basis in exchange for future sublicense fees and a percentage of maintenance fees paid to Oracle by its TAMS/O customers. The Agreement required Oracle to pay InTime $500,000 in prepaid sublicense fees in 1997 but does not require Oracle to market TAMS/O. The prepayment was recognized as revenue as product is shipped or over twelve months after Oracle's first customer shipment. InTime is required to provide technical support during the term of the Agreement. Commencing on February 20, 1998, Oracle will have the option to acquire a perpetual royalty-free and non-exclusive license to TAMS/O subject to continuing to pay three years of sublicense fees to InTime commencing with the date of exercise. If Oracle exercises the option, InTime's support responsibilities will cease except for routine telephone technical support. As a result of the Agreement with Oracle, InTime management does not anticipate extensive direct marketing of the product to prospective customers. For the quarter ended March 31, 1998, 28% of software revenue was recognized as a result of the Oracle License Agreement.

  Other revenues for the three-month period ending March 31, 1998 increased by $6,837 over the comparable three-month period in 1997.

COST OF CONSULTING SERVICES

  Cost of consulting services increased by 25% or $507,201 in the first quarter of 1998 as compared to the first quarter of 1997. The increase is the direct result of the increased consulting revenues in 1998 and the mix of employee and contractors being used. As a percentage of consulting revenue, cost of consulting services decreased to 59% in the first quarter of 1998 as compared to 62% for the first quarter of 1997.

  The decrease in the cost of consulting services as a percentage of consulting revenue is due primarily to an increase in the overall utilization for the first quarter of 1998. As the utilization of existing consultants increases, gross margins will also increase. The gross margin percentages achieved during the first quarter of 1998 are not necessarily indicative of the gross margins that will be achieveable throughout the remainder of 1998.

SOFTWARE SERVICE COSTS

  Software service costs are direct costs associated with InTime's proprietary software product TAMS/O including: salaries, wages, travel, and other expenses incurred during sales and related sales support.

  For the three months ended March 31, 1998 such costs were 1.8% of net revenues and 35% of software related revenue. For the comparable period in 1997, such costs represented 3% of net revenues and 311% of software related revenues. The decrease in the cost of software services is due to a reduction in the required support effort as a result of the License Agreement signed with Oracle.

SALES AND MARKETING EXPENSES

  The increase in sales and marketing expenses in the first quarter of 1998 was $118,030, from the same period in 1997. The increase is due primarily to additional headcount and increased commissions due to the increased sales in the first quarter of 1998 vs. the same period in 1997.

SOFTWARE DEVELOPMENT EXPENSES

  Software development expense increased 75% from $115,592 for the first quarter of 1997 to $202,050 in the first quarter of 1998.

  The increase is due primarily to the increase in headcount. Several new developers were hired to handle the increased consulting for TAMS/O modifications and customizations.

  InTime's current expenditures for development are primarily focused on TAMS/O enhancements and release upgrades.

GENERAL AND ADMINISTRATIVE EXPENSES

  General and administrative expenses increased $55,026 or 9.7% for the three-month period ended March 31, 1998 compared to the same period in 1997.

  In comparing the first quarter of 1998 to the same period in 1997, the increase is due primarily to the increased cost of recruiting. Through March 31, 1998 InTime has hired 9 consultants vs. 5 consultants for the same period in 1997. Absent the recruiting cost, general and administrative cost decreased.

  Pretax income for the first quarter of 1998 was $594,126 versus $59,777 for the same period in 1997. The turn-around is due to the increased utilization of existing consultants in the first quarter 1998 vs. the first quarter in 1997. Additionally, software sales for the first quarter of 1998 increased by approximately $194,000 over the first quarter of 1997.


GENERAL

  The following selected financial data and discussion should be read in conjunction with InTime's Consolidated Financial Statements and Notes thereto, and is qualified in its entirety by the foregoing and by other detailed financial information included elsewhere in this annual report.

SELECTED FINANCIAL DATA

  The following tables set forth selected financial and operating data for the years ended December 31, 1997 and 1996. The information for the years ended December 31, 1997 and 1996 has been derived from the Consolidated Financial Statements of InTime, which have been audited by Price Waterhouse LLP, InTime's independent accountants and appear elsewhere in this Proxy Statement/Prospectus.

                           STATEMENT OF INCOME DATA

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                           1996        1997
                                                        ----------- -----------
                                                        (DOLLARS IN THOUSANDS)
   Revenues:
     Consulting Services............................... $    11,193 $    12,732
     Software Related Services(1)......................         479       1,003
     Other.............................................          65         146
                                                        ----------- -----------
   Net Revenues........................................      11,737      13,881
   Cost and Expenses:
     Consulting Services...............................       6,003       7,713
     Cost of Software Services(1)......................         353         508
     Sales and Marketing...............................       2,864       1,941
     Software Development..............................         810         649
     General and Administrative........................       1,648       2,798
   Income Before Taxes.................................          60         272
   Income Taxes Benefit................................         --          292
                                                        ----------- -----------
   Net Income.......................................... $        60 $       564
   Net Income Per Share--basic......................... $       .02 $       .22
   Net Income Per Share--diluted....................... $       .02 $       .21

--------
(1) Software related services revenue is derived from software license fees and maintenance fees. Software service costs are direct costs associated with InTime's proprietary software product TAMS/O, including salaries, wages, travel and other expenses incurred in earning the software related services revenues.

RESULTS OF OPERATIONS

  The following table sets forth expense items as a percentage of net sales for the periods indicated:

                           STATEMENT OF INCOME DATA

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                               ---------------
                                                                1996     1997
                                                               ------   ------
   Net Revenues:                                                  100%     100%
   Consulting Service Costs...................................     51       56
   Software Service Costs.....................................      3        4
   Sales/Marketing Expenses...................................     24       14
   Software Development.......................................      7        5
   General and Administrative Expenses........................     14       20
                                                               ------   ------
   Income from Operations.....................................      1%       1%
                                                               ======   ======

REVENUES

  Net revenues for the year ended December 31, 1997 increased by $2,144,000 or 18% over net revenues for 1996. This revenue growth is derived primarily from two sources: Consulting Services and Software License Fees. Revenue growth from Consulting Services is derived primarily from the utilization of consultants and increased billing rates. The increase represents a combination of increased billing rates, and the strong demand for systems integration services. Although the demand for consulting services remains strong and the outlook is good, it is unlikely that InTime, in the future, can continue to grow at the current rate solely from billing rate increases.

  Software related revenue increased by $524,000 from 1996 to 1997 or approximately 109%. The growth of software related revenue is due primarily to license fees received from the royalty associated with the ORACLE licensing agreement as well as direct sales of TAMS/O to customers. The increase in the revenue was directly affected by the rollout of the ORACLE HMRS product in June 1997.

  In January 1997, InTime entered into an agreement with ORACLE, which allows for the worldwide, non-exclusive distribution of TAMS/O directly by ORACLE. Under this agreement, ORACLE may market the product under their own product name, OTM. The product will be listed on the ORACLE price list and sold with ORACLE HRMS systems. At this time, management cannot reasonably estimate the impact on software sales of the ORACLE distribution of OTM.

CONSULTING SERVICE COSTS

  For the year ended December 31, 1997, the cost of consulting services increased by $1,710,000 or 28% and represented 61% of consulting revenues. For the same period in 1996, the cost of consulting services were 54% of consulting revenues. The cost of the consulting services as a percentage of consulting revenues can be impacted by several factors. These factors include the cost of individual consultants and the actual billable time they achieve during the year. As the demand for consultants and systems integration increases, InTime expects that the cost for individual consultants will also increase. Management anticipates passing these costs along to their clients; however, there are no assurances that the cost increases can be completely passed through or passed through at all. During the first half of 1997 InTime expanded its consulting staff expecting substantial new ORACLE implementation business. During 1997, the actual billable time ("utilization") of the consulting staff was below what was anticipated by management because TEAM did not close the contracts for the implementation of ORACLE HMRS software that had been anticipated, due to delays in the product release. During 1997, the mix of ORACLE HRMS implementation consultants represented 66% of InTime's existing consulting staff. PeopleSoft consultants represented the remaining 33% of InTime's consultants. As a result of the industry demand for systems integration services, InTime has focused on specific vendor applications and larger implementations. InTime will be hiring new consultants and training them on applications that InTime views have the largest growth potential. This will include ORACLE, PeopleSoft, and ADP. The hiring and training period will represent non-billable time and will have a negative impact on margins between consulting revenues and the cost of consulting services. Management believes that this will be a short-term impact; however, the long-term benefits of having the resources available to meet demand will outweigh this temporary impact to earnings.

  In addition to the items noted above, InTime also uses independent contractors. Cost for outside contractors can range 30% to 60% higher than internal consultants depending on the technical abilities of the contractor. The mix between employees of InTime and outside contractors could have a significant impact on the cost of consulting services. The increased costs associated with the independent contractors generally cannot be passed on to clients.

SOFTWARE SERVICE COSTS

  Software service costs are direct costs primarily associated with InTime's proprietary TAMS/O product. These costs include salaries, wages, travel and other expenses incurred from sales support efforts.

  For the year ended December 31, 1997, software service costs increased by $155,000 from the same period in 1996. Software service costs were 51% of software related revenues for the year ended December 31, 1997. For the year ended December 31, 1996, such cost were 74% of software related revenues.

  Management anticipates that as OTM sales increases, the cost of sales and sales support will decrease as a result of the ORACLE licensing agreement. InTime will be required to provide sales support in conjunction with this contract but management does not anticipate this cost to be material in relation to the revenue.

SALES AND MARKETING EXPENSES

  Sales and marketing expenses as a percentage of net sales decreased from 24% in 1996 to 14% in 1997. The drop in the percentage of sales and marketing expense to net revenues can be attributed to a reduced focus on external sales of the software products TAMS and TAMS/O. In 1996, a significant effort was put into the distribution of the product but was abandoned due to the delayed release of the ORACLE HRMS and payroll products. In addition, certain costs classified as sales and marketing in the prior year have been reclassified to general and administrative expense to more accurately reflect the nature of the costs. These costs included the salary of InTime's Chief Executive Officer as well as rent for the corporate headquarters. In addition, a more territorial dispersion of sales staff took place in 1997, which reduced travel and related costs associated with sales-calls and related proposals. As previously noted, InTime has turned its focus to three primary human resource and payroll systems applications, which should further assist in maintaining sales and marketing-related expense at its current levels.

SOFTWARE DEVELOPMENT EXPENSES

  Software development costs decreased by $161,000 or 20% during 1997 as compared to the same period in 1996. Software development costs consist primarily of salary and wages of the development staff required to support the existing TAMS/O systems and the ORACLE agreement. Any future additional cost will be based on the support required as a result of product sales and/or client specific customization and would be entirely offset by such revenue.

GENERAL AND ADMINISTRATIVE EXPENSES

  General and administrative expenses increased by $1,150,000 or 70% as compared to 1996. As a percent of net revenues, general and administrative expenses were 20% and 14% for the year ended December 31, 1997 and 1996, respectively. During the third quarter of 1997, InTime accrued a charge of approximately $182,000 related to the severance for certain officers of InTime in accordance with InTime's reorganization. In addition, as previously mentioned, InTime has reclassified certain costs from sales and marketing expense to general and administrative expenses to more properly reflect the nature of these expenditures. These costs include the salary of InTime's Chief Executive Officer as well as the rent for the corporate headquarters. Also included in general and administrative costs were the recruiting costs for consulting. InTime experienced a significant increase in the recruiting costs for 1997 over 1996. Total costs for recruiting during 1997 was $554,000. As a result of the rapid advances in the IT industry, implementation of HRMS systems have become increasingly complex. The advances in the technology systems have required many organizations to turn to IT service firms such as InTime for implementation support. The advance accompanied with a shortage of IT consultants qualified to support these new systems has made it increasingly costly and competitive to hire and retain qualified consultants. As the industry continues to develop, management anticipates that the cost of training and recruiting and retaining qualified consultants will continue to increase. Management is unsure whether the increased costs associated with hiring and retaining consultants can be passed on to its customers.

RESULTS OF OPERATIONS

  For the year ended December 31, 1997, InTime reported net income of $564,361 as compared to net income of $60,335 in 1996. The increase in net income for 1997 was attributable to:

    1. A reduction in the overall costs incurred in the development of software products.

    2. Decreased sales and marketing expenses relating to TAMS.

    3. Increased revenue from software.

  In 1997 InTime signed the ORACLE agreement for the distribution of InTime's time and attendance software product (OTM). In conjunction with the signing of the agreement and the shipment of the first product, the company received a $500,000 advance royalty payment, $387,500 of which is included in the software revenue for 1997. In addition, InTime sold product directly to customers representing approximately $600,000 in 1997, which contributed to the significant increase in software revenues for 1997. Offsetting this contribution from the software was an increase in the costs of consulting services for 1997. This increased cost is partially attributable to the increasing salaries of consultants. As the market becomes increasingly competitive due to the shortage of qualified consultants, the salaries will also increase. In addition to the increasing costs, InTime experienced a lower than anticipated utilization for the year due to a significant investment in ORACLE consultants and related training. Management does anticipate the ORACLE consulting margins will improve for 1998.

  During 1998, InTime intends to continue to preview new HRMS products as they are introduced to the market to try to identify first-to-market opportunities for new classes of HRMS software products and related consulting opportunities.

  InTime's revenue from software sales during 1998 will be directly dependent upon ORACLE's ability to market and sell its existing HRMS application package and the OTM software.

LIQUIDITY AND CAPITAL RESOURCES

  As of March 31, 1998, InTime had cash and cash equivalents of $1,657,152 and working capital of $4,608,328.

  During 1997, InTime funded its operations from cash generated by operations. Net cash provided by operations in 1997 was $575,043, as compared to cash used in operating activities in 1996 of $131,034. For the year ended December 31, 1997, InTime had a net cash increase of $53,418 compared to $53,173 for the year ended December 31, 1996. At December 31, 1997, InTime had working capital in the amount of $4,153,043.

  InTime does not expect to have significant commitments for capital expenditures over the next 12 months. Capital expenditures will consist primarily of computers for new consultants hired during 1998 and replacing existing computers with the newest technologies. InTime expects that all capital expenditures will be financed through existing cash flow of InTime. InTime has no outstanding lines of credit or debt as of December 31, 1997. Management believes that the cash flow from operations combined with current cash balances will be adequate.

FORWARD-LOOKING STATEMENTS

  Certain statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Proxy Statement/Prospectus are forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements that express the "belief," "anticipation," "plans," "expectations," and similar expressions are intended to identify forward-looking statements. The results anticipated by any or all of these forward-looking statements may not occur. While InTime believes that these statements are accurate, InTime's business is dependent upon general economic conditions and various conditions specific to its industry and future trend results cannot be predicted with certainty.

  The forward-looking statements and some of the qualifying factors are:

  . ORACLE's ability to license OTM. Qualifying factors include ORACLE's ability to sell its HRMS software and the introductions of new competitive technologies;

  . The increase in consulting compensation. If the demand for qualified consultants continues to increase, competition for these resources will cause the salaries of these employees to increase. These costs may not be able to be passed on to customers;

  . InTime's continued success and future growth will depend on its ability to attract, develop and retain a sufficient number of experienced and highly skilled consultants. InTime's inability to recruit, develop and retain a significant number of experienced and highly qualified consultants to staff its consulting projects would have an adverse impact on InTime's performance. InTime's ability to recruit and retain qualified consultants is dependent on competitive pressures;

  . Because InTime's software product, OTM, is dependent on the ORACLE HRMS software success, any downturn on the sales of ORACLE product would have an adverse impact on OTM sales;

  . Improving of the ORACLE consulting margins. Contributing factors include ORACLE's ability to sell sufficient number of HRMS systems and the ability of InTime to pass along those costs associated with attracting, training ORACLE HRMS consultants given the current market conditions in the IT service industry.

  . The proposed acquisition of InTime by ARIS is dependent on the approval of InTime's stockholders and the satisfaction of all other conditions to closing. If the Merger with ARIS is not consummated, InTime will experience a significant charge to earnings as a result of the legal, accounting and financial advisory fees and other expenses incurred in connection therewith.

               INTIME MANAGEMENT AND EXECUTIVE COMPENSATION

DIRECTORS AND EXECUTIVE OFFICERS

  The executive officers and directors of InTime are as follows:

               NAME                 AGE                  POSITIONS
               ----                 ---                  ---------
                                        President, Secretary and Chairman of the
William E. Berry...................  65 Board
                                        Chief Financial Officer, Treasurer and
Michael D. Matte...................  39 Director
John E. Steiner....................  57 Director
Paul Piper.........................  53 Director
Corine C. Goldkiller...............  51 Senior Vice President--ORACLE

  WILLIAM E. BERRY has been InTime's President, Secretary and a director of InTime since January 1994. In September 1997, Mr. Berry became InTime's Chairman of the Board of Directors. Mr. Berry co-founded TEAM, a subsidiary of InTime. Mr. Berry has been Chairman and Chief Executive Officer of TEAM from its inception in 1985. In addition to his duties as President and Chief Executive Officer of InTime, Mr. Berry is directly involved in InTime's marketing of InTime's consulting services and its software product. Mr. Berry is the founder and past president of the South Florida Chapter of the Association of Human Resource Systems Professionals ("HRSP," now known as the International Association of Human Resource Information Management ("IHRIM")) and served on the national IHRIM Board of Directors from 1988 to 1993. Mr. Berry received the IHRIM "Summit Award" for professional excellence in 1996. Mr. Berry also served on the SHRM National Committee on Human Resource Information Systems from 1990-1991.

  MICHAEL D. MATTE joined InTime as its Chief Financial Officer in October 1996, was appointed its Treasurer in September 1997 and was elected a director in October 1997. He also assumed substantial operational duties in September 1997. Prior to joining InTime, Mr. Matte served as Chief Financial Officer for Torwest, Inc., a United States holding company of a Canadian conglomerate from 1992 through October 1996. Prior to that, he served as a senior manager and in other capacities with Price Waterhouse LLP. Mr. Matte is a CPA and a member of the American and Florida Institutes of Certified Public Accountants.

  PAUL PIPER was appointed to InTime's Board of Directors in November 1997. In 1981, Mr. Piper co-founded Business Information Technology, Inc. ("BIT"), a human resources systems company. Mr. Piper was BIT's President and Chairman of the Board from its inception until its acquisition in 1995 by a large publicly held company. Mr. Piper retired after BIT's acquisition.

  JOHN E. STEINER has been a director of InTime since January 1994 and co-founded TEAM with Mr. Berry. Prior to September 1997, Mr. Steiner served as InTime's Executive Vice President and Chairman of the Board of Directors from January 1994 and was President of TEAM since its inception in 1985.

EXECUTIVE COMPENSATION

  The following table sets forth certain information with respect to the annual and long-term compensation of InTime's Chief Executive Officer, its two other executive officers and two former executive officers (the "Named Executive Officers") whose total annual salaries and bonuses exceeded $100,000 for the fiscal year ended December 31, 1997.

                          SUMMARY COMPENSATION TABLE
                              ANNUAL COMPENSATION

                                                                           LONG-TERM
                                                                         COMPENSATION
                                                                            AWARDS
                                                                          SECURITIES
                                                         OTHER ANNUAL     UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY($) BONUS($)    COMPENSATION($) OPTIONS/SARS(#) COMPENSATION($)
---------------------------  ---- --------- --------    --------------- --------------- ---------------
EXECUTIVE OFFICERS
William E. Berry.........    1997 $225,270  $ 1,500(1)      $11,320(2)     75,000/0(3)      $4,863(4)
 President (Chief Execu-
 tive                        1996 $196,795  $     0         $12,000(2)         0            $4,863(4)
 Officer) and Chairman of
 the Board                   1995 $188,800  $ 5,665(5)      $ 7,132(2)         0            $    0
Michael Matte............    1997 $126,250  $     0         $     0        100,000/0        $    0
 Vice President of
 Finance (Chief              1996 $ 28,127  $     0         $     0        25,000/0         $    0
 Financial Officer),
 Treasurer and Director
Corine C. Goldkiller.....    1997 $142,292  $10,000(6)      $     0            0            $    0
 Senior Vice President       1996 $118,757  $     0         $     0        25,000/0         $    0
                             1995 $103,425  $ 7,500(7)      $     0            0            $    0
FORMER EXECUTIVE OFFICERS
John E. Steiner..........    1997 $214,226  $ 1,500(1)      $11,988(2)     75,000/0(3)      $1,521(4)
 Executive Vice President
 and                         1996 $196,795  $     0         $12,000(2)         0            $2,629(4)
 Director(8)                 1995 $188,800  $ 5,665(5)      $ 4,893(2)         0            $    0
James C. Dean ...........    1997 $130,000  $     0         $     0            0            $    0(5)
 Vice President(8)           1996 $127,500  $     0         $     0            0            $    0
                             1995 $120,000  $20,000(7)      $     0        10,000/0         $    0

--------
(1) Pursuant to their employment agreements, Messrs. Berry and Steiner were paid bonuses of approximately $1,500 in 1997 based on InTime's net income in 1996.
(2) Represents compensation in the form of a car allowance and related expenses. Also includes life insurance payments in 1995.
(3) These InTime Options vest and become exercisable only if the Escrowed Shares held by them are forfeited and cancelled. The forfeiture and cancellation of the Escrowed Shares are a condition to consummation of the Merger. Messrs. Berry and Steiner will forfeit and cancel their respective Escrowed Shares immediately prior to the closing of the Merger. At the time of vesting of these InTime Options, InTime will recognize compensation expense related to these Options of approximately $520,000.
(4) Represents life insurance payments.
(5) Represents bonuses paid on 1994 net income in accordance with Messrs. Berry and Steiner's employment agreements.
(6) Represents bonus granted in 1997 for performance in 1996.
(7) Represents bonuses related to performance.
(8) Messrs. Steiner and Dean's status as executive officers and employees ceased in September 1997, although they received (or will receive) compensation through January 15, 1998 and May 31, 1998, respectively. Such compensation was accrued in the fiscal quarter ended September 30, 1997.

  The following table sets forth certain information with respect to grants of InTime Options to the Named Executive Officers during the fiscal year ended December 31, 1997.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR
                               INDIVIDUAL GRANTS

                           NUMBER OF       % OF TOTAL
                           SECURITIES     OPTIONS/SARS
                           UNDERLYING      GRANTED TO   EXERCISE OR
                          OPTIONS/SARS     EMPLOYEES    BASE PRICE  EXPIRATION
  NAME                      GRANTED      IN FISCAL YEAR  ($/S)(1)      DATE
  ----                    ------------   -------------- ----------- ----------
William E. Berry.........   75,000/0           22%      $5.75(2)/0  07/01/2007(3)
John E. Steiner(4).......   75,000/0           22%      $5.75(2)/0  07/01/2007(3)
Michael Matte............  100,000/0(5)        29%      $4.52(6)/0  05/20/2007
Corine C. Goldkiller.....        0/0            0%      $      0/0           0
James C. Dean(4).........        0/0          0/0              0/0           0

--------
(1) All InTime Options were granted at 100% of fair market value.
(2) Originally granted at an exercise price of $6.50 and repriced in January
    1998.
(3) These InTime Options vest and become exercisable only if the Escrowed Shares held by them are forfeited and cancelled. The forfeiture and cancellation of the Escrowed Shares are a condition to consummation of the Merger. Messrs. Berry and Steiner will forfeit and cancel their respective Escrowed Shares immediately prior to the closing of the Merger. At the time of vesting of these InTime Options, InTime will recognize compensation expense related to these Options of approximately $520,000.
(4) Messrs. Steiner and Dean's status as executive officers ceased in September 1997.
(5) Options are not exercisable until the Escrowed Shares are forfeited, and they become fully vested upon a change in control. Due to the proposed Merger, the Escrowed Shares will be forfeited and the options will become fully vested. Such events will trigger the recognition of compensation expense of approximately $466,000 pursuant to the terms of the option grant.
(6) Mr. Matte's InTime Options were originally exercisable at $6.50 and were repriced in January 1998 based upon a provision in his employment agreement providing for repricing if the trading price of the InTime Common Stock closes at least 25% below the exercise price for a stated period of time.

  The following table sets forth certain information with respect to the exercise of options to purchase common stock and SARs during the fiscal year ended December 31, 1997, and the unexercised options held and the value thereof at that date, for each Named Executive Officer.

             AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                 NUMBER OF SECURITIES UNDERLYING      VALUE OF UNEXERCISED
                           SHARES                  UNEXERCISED OPTIONS/SARS AT            IN-THE-MONEY
                         ACQUIRED ON    VALUE               FY-END(#)               OPTIONS/SARS AT FY-END($)
  NAME                   EXERCISE(#) REALIZED($)  EXERCISABLE/UNEXERCISABLE(1)   EXERCISABLE/UNEXERCISABLE(2)(3)
  ----                   ----------- ----------- ------------------------------- -------------------------------
William E. Berry........        0           0                  0/75,000(4)                    $0/$0
John E. Steiner.........        0           0                  0/75,000(4)                    $0/$0
Michael D. Matte........        0           0            12,500/112,500(5)                    $0/$0
Corine C. Goldkiller....        0           0             21,309/16,068                       $0/$0
James C. Dean(6)........    7,738      44,493                       0/0                       $0/$0

--------
(1) Exercisable Options include all currently vested Options without restrictions. Unexercisable Options include unvested Options, Options which are held in escrow and Options which have certain vesting and/or exercisability restrictions.
(2) Based upon a fair market value at fiscal year end of $4.875 per share minus the exercise price.
(3) None of the options were in-the-money.
(4) These InTime Options vest and become exercisable only if the Escrowed Shares held by them are forfeited and cancelled. The forfeiture and cancellation of the Escrowed Shares are a condition to consummation of the Merger. Messrs. Berry and Steiner will forfeit and cancel their respective Escrowed Shares immediately prior to the Closing of the Merger. At the time of vesting of these InTime Options, InTime will recognize compensation expense related to these options of approximately $520,000.
(5) Options are not exercisable until the Escrowed Shares are forfeited, and they become fully vested upon a change in control. Due to the proposed Merger, the Escrowed Shares will be forfeited and the options will become fully vested. Such events will trigger the recognition of compensation expense of approximately $466,000 pursuant to the terms of the option grant.
(6) Mr. Dean's status as an employee ceased on September 15, 1997. Accordingly, all of Mr. Dean's options were cancelled effective December 15, 1998.

EMPLOYMENT AND CONSULTING AGREEMENTS

  On November 25, 1997, InTime entered into a new three-year employment agreement with Mr. William E. Berry, its President, expiring in November 2000. The agreement with Mr. Berry provides for a base annual salary of $250,000 subject to cost of living increases and an incentive bonus equal to 10% of InTime's net pretax income above $500,000 (without resort to any consumer price increase). Mr. Berry may terminate his agreement if: (i) his duties are substantially modified, (ii) InTime materially breaches such agreement or
(iii) if any entity or person not currently an executive officer or stockholder of InTime either individually or as part of a group becomes the beneficial owner of 30% or more of the InTime Common Stock (the "Voluntary Termination Provisions"). In such an event, Mr. Berry may elect to either: (a) receive full compensation and benefits payable under his employment agreement for the remainder of the term of the agreement, or (b) a release from the non-competition provisions of his agreement. The effect of such provisions may discourage a hostile takeover even if in the best interest of all other stockholders. The agreement also provides for a $500,000 key man life insurance policy, the proceeds to be assigned as Mr. Berry directs. Mr. Berry is also subject to non-competition and non solicitation of customers provisions in favor of InTime.

  In May 1997, InTime entered into a three-year written employment agreement with Mr. Michael D. Matte, its Chief Financial Officer, replacing his then-current agreement and providing a substantially higher compensation package. The Board of Directors took this action to retain Mr. Matte after he announced his resignation eight months after commencement of employment. The Board provided the new compensation package in order to induce Mr. Matte to reject an offer from a company about to effect an initial public offering, which offer contained substantial equity incentives. Mr. Matte's new agreement provides for an annual salary of $130,000, subject to cost of living increases, and an incentive bonus equal to 10% of InTime's net pretax income above $500,000 (without resort to any consumer price increase). Mr. Matte was also granted 100,000 InTime Options exercisable at $6.50 per share, which were repriced in January of 1998 to $4.52 as discussed above. Such options will vest upon the forfeiture and cancellation of the Escrowed Shares. Such Options are also subject to forfeiture provisions and vest bi-annually in equal increments over a three year term commencing June 30, 1997. Such Options shall immediately vest upon sale by InTime's principal stockholders of at least 90% of the InTime Common Stock owned by them or other partial sale of InTime's assets or a sale of a subsidiary. In certain circumstances involving a sale of InTime as defined in the employment agreement. Mr. Matte is entitled to receive a cash payment of $900,000 either from InTime's principal stockholders or from InTime. Mr. Matte's employment agreement also provides that if he voluntarily terminates his employment or is terminated without cause, he is entitled to receive severance equal to three times his salary for the last fiscal year. The 100,000 InTime Options under his current agreement will become exercisable and the $900,000 additional bonus will not be earned as a result of the Merger. Upon termination of Mr. Matte's previous employment agreement, Mr. Matte will receive the severance payments described above. Additionally, in January 1998, InTime was authorized by its Board of Directors to pay Mr. Matte a bonus in 1998 of up to $40,000, subject to meeting performance criteria established by Mr. Berry, in view of Mr. Matte's substantial new duties.

  One of the conditions of the Merger Agreement is that the existing employment agreement of Mr. Berry will be terminated and that a proposed new agreement be executed. Mr. Berry's proposed new agreement is for a two-year term at an annual salary of $175,000 per year (without costs-of-living increases) and provides for a maximum annual bonus of $25,000. Additionally, Mr. Berry shall receive a $150,000 signing bonus and 10,000 ARIS Options vesting over a two-year period. The Voluntary Termination Provisions in Mr. Berry's proposed new agreement have been modified and apply only if there is a material breach by ARIS.

  The Merger Agreement further provides that Mr. Matte will enter into a new employment agreement immediately following the closing of the Merger. Mr. Matte's proposed new agreement is for a one-year term at the same base salary ($130,000 per year). Mr. Matte shall receive a $25,000 signing bonus and 8,000 ARIS Options vesting annually over a four-year term. His maximum bonus shall be $25,000. His proposed new agreement eliminates all compensation arrangements arising in the event of a change of control, partial sale or sale.

  In fiscal 1997, Ms. Corine C. Goldkiller, InTime's senior vice president of human resources consultant, received a salary increase from $125,000 per annum to $150,000 per annum as an incentive increase. Additionally, Ms. Goldkiller was granted a $10,000 bonus for her efforts in fiscal 1996.

DIRECTORS' COMPENSATION

  InTime's outside directors receive $1,250 for each meeting attended, as cash compensation for serving on the Board of Directors in addition to reimbursement of reasonable expenses incurred in attending meetings. Pursuant to InTime's 1994 Stock Option Plan (the "Plan"), directors who are not employees receive a grant of 12,000 10-year InTime Options which vest in 1/6 increments every June 30th and December 31st provided the director is still serving in that capacity. The 1994 initial grant to the outside directors became fully vested in December 1996. Accordingly, they each automatically received a new grant of 12,000 Options on January 1, 1997, exercisable at $7.25 per share. In accordance with the Plan, Mr. Paul Piper became a director in November 1997 and received a grant of 12,000 InTime Options exercisable at $7.00 per share, of which 2,000 are currently vested and an additional 2,000 will vest as of June 30, 1998. Directors who are employees of InTime or its subsidiaries do not receive any compensation for their services as directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth as of May 26, 1998 certain information relating to the beneficial ownership of the InTime Common Stock by any person (including any "group") known by InTime (i) to be the beneficial owner of more than 5% of such securities, (ii) each director and nominee, (iii) each Named Executive Officer in the Summary Compensation Table, and (iv) all executive officers and directors as a group. In January 1998, all holders of the then-outstanding InTime Class B Common Stock agreed to convert those shares to shares of InTime Class A Common Stock, thereby eliminating "super-voting rights" previously in existence. The table below gives effect to the conversion.

                                              AMOUNT AND           PERCENTAGE OF
                                              NATURE OF             OUTSTANDING
              NAME AND ADDRESS                BENEFICIAL            SECURITIES
              BENEFICIAL OWNER               OWNERSHIP(1)           OWNED(1)(2)
              ----------------               ------------          -------------
William E. Berry............................  1,220,626(2),(3)(4)        27%
 1601 Forum Place
 West Palm Beach, FL 33041
John E. and Carol E. Steiner................  1,220,626(2)(4)            27%
 1116 Grand Cay Drive
 Palm Beach Gardens, FL 33418
Michael D. Matte............................     26,667(4)              1.0%
 1601 Forum Place
 West Palm Beach, FL 33041
Corine C. Goldkiller........................     33,211(5)                *
 1601 Forum Place
 West Palm Beach, FL 33041
Paul Piper..................................      4,500(6)                *
 6 Snug Hill Court
 Hockessin, DE 19707
All Directors and Executive Officers of
 InTime as a group
 (five persons)(2)(3)(4)(5)(6)..............  2,495,630                54.9%

--------
 *  Less than 1%
(1) Unless otherwise indicated, InTime believes that all persons named in the table have sole voting and investment power with respect to all securities beneficially owned by them. Except as otherwise indicated, each beneficial owner's percentage ownership is determined by assuming that InTime Options and InTime Warrants that are held by such person (but not those held by any other person) and which are exercisable or convertible within 60 days have been exercised or converted.
(2) Includes 929,603 Escrowed Shares beneficially owned by each of Messrs. Steiner and Berry. The forfeiture and cancellation of the Escrowed Shares are a condition to consummation of the Merger. Messrs. Berry and Steiner will forfeit and cancel their respective Escrowed Shares immediately prior to the closing of the Merger resulting in a compensation expense of approximately $520,000.
(3) Includes 2,000 shares of InTime Common Stock owned by Mr. Berry and 1,218,626 shares of InTime Common Stock held in the name of William E. Berry, Declaration of Trust U/A which is controlled by William E. Berry, Trustee.

(4) Includes shares of InTime Common Stock underlying 16,667 vested Options exercisable at $5.75 per share granted to Mr. Matte and 10,000 InTime Warrants exercisable at $7.00 per share. All InTime Options held by Mr. Matte will vest and become exercisable (to the extent not already vested) upon the closing of the Merger, resulting in a compensation expense of approximately $466,000.
(5) Includes 12,378 shares of InTime Common Stock (of which 7,735 are Escrowed Shares) and 16,666 shares of InTime Common Stock underlying vested options exercisable at $1.76 and $5.75 per share, respectively.
(6) Includes 4,000 shares of InTime Common Stock underlying vested options granted to Mr. Piper exercisable at $7.00 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  InTime has entered into employment agreements with certain of its executive officers (see "InTime Management and Executive Compensation--Employment and Consulting Agreements").

  In January 1998, InTime repriced all existing employee and management Options that were "out-of-the money" to an exercise price of $5.75 per share. Included in this repricing were 75,000 options granted to each of Messrs. William E. Berry and John E. Steiner in July 1997 (originally exercisable at $6.50 per share) and 25,000 Options granted to Mr. Michael Matte when he joined InTime in October 1996 (originally exercisable at $6.75 per share). Also repriced were 25,000 InTime Options held by Ms. Corine C. Goldkiller, of which 16,666 were vested at December 31, 1997. Mr. Matte's 100,000 options (originally exercisable at $6.50 per share) were also repriced in January 1998 to $4.52 per share pursuant to a provision in his employment agreement as described above. In January 1998, InTime granted new immediately exercisable InTime Options to employees who held InTime Options (exercisable at $1.76 per share) that had been escrowed pursuant to the Escrow Agreement. A condition of this grant, however, was the cancellation of the escrowed InTime Options. Ms. Goldkiller, one of these employees receiving new InTime Options, received a new grant of 7,735 InTime Options exercisable at $5.75 per share and agreed to the cancellation of her escrowed InTime Options.

  During 1997, InTime employed three of Mr. John E. Steiner's adult children in various non-management positions. One of these individuals reported to Mr. Steiner. The aggregate compensation paid to Mr. Steiner's children in 1997 was $89,257. Currently, InTime employs one of Mr. Steiner's adult children.

  In connection with Mr. Steiner's move to West Palm Beach, Florida caused by the moving of InTime's administrative offices from South Carolina, InTime agreed to reimburse him for housing, relocation expenses and other expenses up to $65,000. To date, InTime has reimbursed Mr. Steiner $14,149 for such expenses. Additionally, in connection with Mr. Steiner's early termination without cause in September 1997, InTime paid Mr. Steiner three months' severance aggregating $54,951, including unused vacation time, health and dental premiums following expiration of his employment agreement in February 1998. Such amounts were accrued at the time of termination.

  In June 1997, InTime engaged Mr. Sherman Drusin, then an outside director, to act as a management and sales consultant to its consulting services business. In November 1997, Mr. Drusin resigned as a director and consultant. During fiscal 1997, InTime paid Mr. Drusin $97,228 in connection with his consulting services.

  In connection with Mr. James Dean's termination in September 1997, InTime paid him $44,587, equal to four months salary including health insurance payments.

                       DESCRIPTION OF ARIS CAPITAL STOCK

  The authorized capital of ARIS consists of 100,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, without par value (the "Preferred Stock"). The following summary description of ARIS' capital stock is qualified in its entirety by reference to the Restated Articles and the Restated Bylaws of ARIS, copies of which are filed as exhibits to the Registration Statement of which this Proxy Statement/Prospectus forms a part.

COMMON STOCK

  As of April 26, 1998, there were 10,302,353 shares of ARIS Common Stock outstanding, held of record by 128 shareholders. Holders of ARIS Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. There are no cumulative voting rights for the election of directors. Holders of ARIS Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding ARIS Preferred Stock. In the event of the liquidation, dissolution or winding up of ARIS, holders of ARIS Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding ARIS Preferred Stock. Holders of ARIS Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of ARIS Common Stock are, and all shares of ARIS Common Stock to be outstanding upon completion of the Merger will be, fully paid and nonassessable.

PREFERRED STOCK

  Pursuant to ARIS' Restated Articles, ARIS' Board of Directors has the authority, without further action by the shareholders, to issue up to 5,000,000 shares of ARIS Preferred Stock in one or more series and to fix designations and powers, preferences and relative rights of such shares, and to increase or decrease the number of shares of any series subsequent to the issue of that series, but not below the number of shares of such series then outstanding. Shares of ARIS Preferred Stock which may be redeemed, purchased or acquired by ARIS may be reissued except as otherwise provided by law. The issuance of ARIS Preferred Stock in certain circumstances may delay, deter or prevent a change in control of ARIS, may discourage bids for the ARIS Common Stock at a premium over its market price and may adversely affect the market price of, and the voting and other rights of the holders of, the ARIS Common Stock. ARIS currently has no plans to issue any ARIS Preferred Stock.

WARRANTS

  In connection with the acquisition of Buller Owens in November 1997, ARIS issued warrants to purchase 20,844 shares of ARIS Common Stock with an exercise price of $23.988 per share. Additionally, in February 1997 ARIS issued a warrant to purchase 4,000 shares of ARIS Common Stock at an exercise price of $10.00 per share to counsel to ARIS.

REGISTRATION RIGHTS

  The holders of approximately 618,678 shares of ARIS Common Stock are entitled to certain rights with respect to the registration of such shares under the Securities Act. All such shares were issued in connection with certain acquisitions by ARIS. Under the terms of the various agreements granting registration rights, if ARIS proposes to register any of its securities under the Securities Act, subject to certain exceptions, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of ARIS Common Stock owned by them in such registration. As part of the Merger Agreement, Messrs. William E. Berry and John E. Steiner are being granted similar rights with respect to the shares of ARIS Common Stock that they will receive in the Merger. Further, holders of approximately 278,611 shares of ARIS Common Stock may require ARIS to file registration statements on Form S-3 at ARIS' expense. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration in certain circumstances.

                              SHAREHOLDER MATTERS

WASHINGTON ANTI-TAKEOVER STATUTE

  Washington law contains certain provisions that may have the effect of delaying or discouraging a hostile takeover of ARIS. In addition, Chapter 23B.19 of the WBCA prohibits a corporation, with certain exceptions, from engaging in certain significant business transactions with an "Acquiring Person" (defined as a person who acquires 10% or more of the corporation's voting securities without the prior approval of the corporation's board of directors) for a period of five years after such acquisition. The prohibited transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, or allowing the Acquiring Person to receive any disproportionate benefit as a shareholder. An Acquiring Person is further prohibited from engaging in significant business transactions with the target corporation unless the per share consideration paid to holders of outstanding shares of ARIS Common Stock and other classes of stock of the target corporation meet certain minimum criteria; provided, however, pursuant to recent legislative revisions effective July 27, 1997, the per share minimum criteria referenced above apply only to significant business transactions involving either (i) a merger, share exchange, or consolidation of a target corporation with an Acquiring Person or an affiliate or associate of the Acquiring Person, or (ii) the liquidation or dissolution of a target corporation proposed by, or pursuant to an agreement, arrangement, or understanding with an Acquiring Person or an affiliate or associate of an Acquiring Person, which transaction is not otherwise approved by an affirmative vote of a majority of the disinterested shareholders of the target corporation. These provisions may have the effect of delaying, deterring or preventing a change in control of ARIS.

CERTAIN PROVISIONS IN ARIS ARTICLES AND ARIS BYLAWS

  Pursuant to the ARIS Articles, the Board of Directors of ARIS is divided into three classes, as nearly equal in number as possible. One class is elected at each annual meeting of the shareholders, with the members of each class holding office for a three-year term or until successors of such class have been elected and qualified. The ARIS Restated Bylaws provide that: (i) the Board of Directors consists of seven persons or so many as may from time to time be designated by the then-existing Board of Directors: (ii) vacancies in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors in office though less than a quorum of the Board of Directors; (iii) the entire Board of Directors, or any member thereof, may be removed only by the affirmative vote of at least two-thirds of shares then present and entitled to vote at an election of such directors at a special meeting of shareholders called expressly for that purpose; and (iv) director nominations not made in accordance with certain notice provisions may, at the discretion of the Chairman of the Board, be disregarded. It is possible that the provisions discussed above may delay, deter or prevent a change in control of ARIS.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY

  The ARIS Articles provide that no director shall be personally liable to ARIS or its shareholders for monetary damages for conduct as a director, excluding, however, liability for acts or omissions involving intentional misconduct or knowing violations of law, illegal distributions or transactions from which the director receives benefits to which the director is not legally entitled. In addition, the ARIS Restated Bylaws provide for broad indemnification by ARIS of its officers and directors in accordance with Washington law. Insofar as the indemnity for liabilities arising under the Securities Act may be permitted to directors or officers of ARIS pursuant to the foregoing provisions, ARIS has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the ARIS Common Stock is ChaseMellon Shareholder Services, 520 Pike Street, Suite 1220, Seattle, Washington 98101.

                      COMPARISON OF STOCKHOLDERS' RIGHTS

GENERAL

  In connection with the Merger, the InTime stockholders will be converting their shares of InTime Common Stock into shares of ARIS Common Stock. ARIS is a Washington corporation and InTime is a Delaware corporation, and thus, the corporate law applicable to each of them differs materially. Additionally, the ARIS Articles of Incorporation and Bylaws differ from the InTime Certificate of Incorporation and Bylaws in several significant respects. Because of the differences in applicable corporate law and the charter documents of ARIS and InTime, the rights of a holder of ARIS Common Stock differ from the rights of a holder of InTime Common Stock.

  Below is a summary of some of the important differences between the statutes applicable to, and the charter documents of, ARIS and InTime. It is not practical to summarize all of such differences in this Proxy
Statement/Prospectus, but some of the principal differences which could materially affect the rights of stockholders include the following:

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Although Washington and Delaware have similar provisions with respect to the indemnification of directors and officers of corporations, there is a significant difference in the treatment of a potential indemnitee who is successful on one or more but less than all claims or issues in a proceeding. Under Washington law, a person is not entitled to mandatory indemnification unless he or she is wholly successful on the merits, or otherwise, in the entire proceeding. Delaware law makes indemnification mandatory to the extent that a person is wholly successful on the merits, or otherwise, as to one or more, but less than all, claims or issues in a proceeding. Thus, under Delaware law, an indemnitee may be entitled to partial indemnification even if he or she is found liable for one or more counts of an action if one or more of the other counts is dismissed.

  In addition, under Delaware law, a corporation may indemnify its directors or officers for payments made in settlement of derivative actions only to the extent the directors or officers acted in good faith and in a manner the director or officer believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification shall be made if such officer or director is adjudged liable to the corporation unless a court determines in view of all the circumstances of the case that such officer or director is fairly and reasonably entitled to indemnity for expenses.

BUSINESS COMBINATION STATUTE

  Both Washington and Delaware law contain provisions that may have the effect of delaying or discouraging a hostile takeover of a corporation, although the statutes differ in certain respects.

  Washington law contains certain provisions that may have the effect of delaying or discouraging a hostile takeover of the Company. Chapter 23B.19 of the WBCA prohibits a "Target Corporation" (as defined in the WBCA), with certain exceptions, from engaging in certain significant business transactions with an "Acquiring Person" (defined generally as a person who acquires 10% or more of the corporation's voting securities without the prior approval of the corporation's board of directors) for a period of five years after such acquisition. The prohibited transactions include, among others, a merger or share exchange with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, or a reclassification of securities that has the effect of increasing the proportionate share of the outstanding securities held by the Acquiring Person. An Acquiring Person may avoid the prohibition against effecting certain significant business transactions with the Target Corporation if the board of directors of the Target Corporation, at the time of the share acquisition, approves the proposed significant business transaction. After the five-year moratorium, an Acquiring Person may avoid the prohibition against effecting certain significant business transactions with a Target Corporation if (i) the per share consideration paid to holders of outstanding shares of common stock and other classes of stock of the Target Corporation meets certain minimum criteria, or (ii) the significant business transaction is approved at an annual or special meeting of shareholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction (excluding shares beneficially owned by an Acquiring Person).

  Section 203 of the DGCL contains similar provisions which may have the effect of delaying or discouraging a hostile takeover of the Company. The Delaware statute applies to certain business combinations between a corporation and a stockholder who owns 15% or more of a corporation (an "Interested Stockholder") during the three-year period after the Interested Stockholder achieved such level of ownership, in contrast to the 10% ownership and five-year criteria provided for under Washington law. However, Delaware law permits business combinations with an Interested Stockholder if approved by the board of directors or holders of 66 2/3% of the outstanding voting stock of the corporation. Although, as with Washington law, Delaware law permits a corporation to opt out of the Interested Stockholder restrictions through a provision to such effect in the corporation's certificate of incorporation, InTime has not elected to opt out of such restrictions.

MERGER, SALE OF ASSETS

  Under Washington law, a merger, share exchange, dissolution or sale of all or substantially all the assets of a corporation must be approved by each voting group entitled to vote separately by two-thirds of all the votes entitled to be cast, unless otherwise provided in the articles of incorporation. Under Washington law, a company may provide for a lesser vote, so long as the vote provided for each voting group entitled to vote separately is not less than a majority of all the votes to be cast. ARIS' Articles do not provide for a lesser vote.

  Delaware law generally requires majority stockholder approval of mergers and consolidations, with certain exceptions, including transactions in which the common stock of the surviving Delaware corporation to be issued or delivered in connection with the merger does not exceed 20% of the outstanding stock of such corporation. In light of the general rule under Delaware law allowing a simple majority of the stockholders to approve mergers, the InTime Certificate does not include a specific requirement regarding stockholder approval of mergers that would supersede the specific exceptions to stockholder approval under Delaware law.

SPECIAL MEETINGS OF SHAREHOLDERS

  Under Washington law, the holders of 10% or more of the outstanding stock of a corporation may call a special meeting of the shareholders, unless in the case of a publicly held corporation such corporation's articles of incorporation provide otherwise. ARIS' Articles do not alter the default provisions of the WBCA in this regard. Delaware law states that such special meetings may be called only by the board of directors, unless the certificate of incorporation or bylaws provide otherwise. Accordingly, the InTime Certificate contains no provision for calling a special stockholders meeting by InTime stockholders and therefore the holders of InTime Common Stock generally are not permitted to call a special meeting of the InTime stockholders.

DISSENTERS' RIGHTS

  Both Washington and Delaware law provide shareholders who object to certain corporate transactions with the right to receive the fair cash value of their shares. Delaware law, however, eliminates that requirement where the corporation's shares are either listed on a national securities exchange or held by more than 2,000 stockholders of record. Dissenters' rights are available in connection with the proposed Merger because the Nasdaq Small Cap market on which the InTime shares are traded is not considered a "national securities exchange under Delaware law. See "--Rights of Dissenting Shareholders."

LIABILITY OF DIRECTORS

  Both Washington and Delaware allow charter documents to eliminate or limit the personal liability of directors. However, the two statutes prescribe different limitations. Under Washington law, the articles of incorporation may not eliminate or limit the liability of a director for (i) acts or omissions involving intentional misconduct or a knowing violation of law, (ii) approval of certain distributions or loans contrary to law, or (iii) any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. The Delaware statute further excludes any limitation of director liability (a) where a director has breached the duty of loyalty to the corporation or its stockholders or (b) for acts or omissions not in good faith. Each of ARIS' Articles and InTime Certificate provides for the limitation or elimination of liability of directors to the fullest extent permitted by law.

AMENDMENT OF ARTICLES/CERTIFICATE OF INCORPORATION

  Washington law authorizes a corporation's board of directors to make various changes to the corporation's articles of incorporation, including changes of corporate name, designations of rights and preferences of series or classes of preferred stock if the articles of incorporation specifically allow such action to be taken without shareholder approval, changes in the number of outstanding shares in order to effectuate a stock split or stock dividend in the corporation's own shares and changes to or elimination of provisions with respect to the par value of its stock. Other amendments to a corporation's articles of incorporation must be recommended to the shareholders by the board of directors (unless the board determines that, because of a conflict of interest or other special circumstances, it should make no recommendations), and approved by a majority of all votes entitled to be cast by each voting group which has a right to vote on such amendment.

  Under Delaware law, amendments to a corporation's certificate of incorporation require the approval of stockholders holding a majority of the outstanding stock entitled to vote thereon unless a different proportion is specified in the certificate of incorporation.

ACTION WITHOUT A MEETING

  Under Washington law, if the articles of incorporation allow it, shareholder action may be taken without a meeting if written consents setting forth such action are signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted.

  Delaware law authorizes stockholder action without a meeting if consents are received from holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted.

TRANSACTIONS WITH OFFICERS OR DIRECTORS

  Washington law sets forth a safe harbor for transactions between a corporation and one or more of its directors. A conflicting interest transaction may not be enjoined, set aside or give rise to damages if (i) it is approved by a majority, but no fewer than two, of the "qualified directors" on the board of directors or a duly appointed committee of the board, (ii) it is approved by the affirmative vote of a majority of all "qualified shares," or (iii) at the time of the commitment, the transaction is established to have been fair to the corporation. For the purposes of this provision, a "qualified director" is one who does not have (a) a conflicting interest respecting the transaction or (b) a familial, financial, professional or employment relationship with a second director, which relationship would be reasonably expected to exert an influence on the first director's judgment when voting on the transaction. "Qualified shares" are defined generally as shares other than those beneficially owned, or the voting of which is controlled, by a director who has a conflicting interest respecting the transaction or a related person of such director.

  Delaware law provides that contracts or transactions between a corporation and one or more of its officers or directors or an entity in which they have an interest is not void or voidable solely because of such interest or the participation of the director or officer in a meeting of the board or a committee which authorizes the contract or transaction if (i) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the board or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of disinterested directors, (ii) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a vote of the shareholders, or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders.

                                    EXPERTS

  The financial statements and supplementary financial statements of ARIS included in this Proxy Statement/Prospectus, except as they relate to Barefoot Computer Training Limited, have been audited by Price Waterhouse LLP, independent accountants and, insofar as they relate to Barefoot Computer Training Limited, by Moores Rowland, independent accountants, whose report appears herein. Such financial statements have been so included in reliance on the reports on such independent accountants given on the authority of such firms as experts in auditing and accounting.

  The financial statements of InTime as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Proxy Statement/Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

  The validity of the shares of ARIS Stock offered hereby and certain legal matters in connection with the Merger will be passed upon for ARIS by Van Valkenberg Furber Law Group P.L.L.C., Seattle, Washington. Such firm is the holder of a warrant, expiring on February 28, 2002, to purchase 4,000 shares of ARIS Common Stock at an exercise price of $10.00 per share.

  Certain legal matters in connection with the Merger will be passed upon for InTime by Michael Harris, P.A., North Palm Beach, Florida and Broad and Cassel, a partnership including professional associations, Miami, Florida. An attorney employed by Michael Harris, P.A. beneficially owns 15,395 shares of InTime Common Stock (not including 4,105 Escrowed Shares, as to which the holder has agreed to the forfeiture and cancellation immediately prior to the closing of the Merger).

                                ARIS CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Accountants (Price Waterhouse)....................... F-2
Report of Independent Accountants (Moores Rowland)......................... F-3
Consolidated Balance Sheets................................................ F-4
Consolidated Statements of Income.......................................... F-5
Consolidated Statement of Changes in Shareholders' Equity.................. F-6
Consolidated Statements of Cash Flows...................................... F-7
Notes to Consolidated Financial Statements................................. F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ARIS Corporation

  In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of ARIS Corporation and its subsidiaries at December 31, 1996 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of ARIS's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Barefoot Computer Training Limited for the three years ended November 30, 1997 which statements reflect total assets of $2,708,000 and $3,018,000 at November 30, 1996 and 1997, respectively, and total revenues of $3,485,000, $5,326,000 and $7,419,000 for the years ended November 30, 1995,
1996 and 1997, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the 1995, 1996 and 1997 amounts included for Barefoot Computer Training Limited is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Price Waterhouse LLP
Seattle, Washington
January 28, 1998, except as to the
pooling of interests with Barefoot
Computer Training Limited, which is
as of February 28, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Barefoot Computer Training Limited

  In our opinion, the balance sheet and the related statements of income, of cash flows and of changes in stockholders' equity of Barefoot Computer Training Limited (not presented separately herein) present fairly, in all materials respects, the financial position of Barefoot Computer Training Limited at 30 November 1997 and 1996 and the results of its operations and its cash flows for each of the three years ended 30 November 1997, in conformity with accounting principles generally accepted in the United States, all expressed in British Pound Sterling. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Moores Rowland

Moores Rowland
Chartered Accountants
London, England
April 23, 1998

                                ARIS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                DECEMBER 31,         MARCH 31,
                                           -----------------------  -----------
                                              1996        1997         1998
                                           ----------- -----------  -----------
                                                                    (UNAUDITED)
                  ASSETS
Current assets:
  Cash and cash equivalents............... $   178,000 $ 9,400,000  $11,740,000
  Investments in marketable securities....   1,396,000  15,464,000    7,099,000
  Accounts receivable, net of allowance
   for doubtful accounts of $303,000,
   $651,000 and $751,000..................   6,360,000  12,789,000   15,645,000
  Consulting contracts in progress........     428,000     618,000      814,000
  Income tax receivable...................     118,000
  Prepaid expenses and other assets.......     649,000   2,003,000    1,813,000
                                           ----------- -----------  -----------
    Total current assets..................   9,129,000  40,274,000   37,111,000
                                           ----------- -----------  -----------
Property and equipment, net...............   3,822,000   6,619,000   11,970,000
                                           ----------- -----------  -----------
Intangible and other assets, net..........   2,645,000   8,095,000    8,514,000
                                           ----------- -----------  -----------
      Total assets........................ $15,596,000 $54,988,000  $57,595,000
                                           =========== ===========  ===========
   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................ $ 1,229,000 $ 2,768,000  $ 2,337,000
  Accrued payroll.........................     957,000   2,148,000    1,890,000
  Other accrued expenses..................   1,177,000   1,290,000    1,969,000
  Notes payable...........................   1,500,000
  Deferred revenue........................   1,120,000   2,305,000    2,759,000
  Income tax payable......................                 228,000    1,133,000
  Deferred income taxes...................     351,000      29,000      110,000
                                           ----------- -----------  -----------
    Total current liabilities.............   6,334,000   8,768,000   10,198,000
                                           ----------- -----------  -----------
Deferred income taxes.....................     756,000     585,000      463,000
                                           ----------- -----------  -----------
Commitments and contingencies (Note 10)
Shareholders' equity:
  Preferred stock; 5,000,000 shares
   authorized; none issued and
   outstanding............................         --          --
  Common stock, no par value; 100,000,000
   shares authorized......................         --          --
  Additional paid-in-capital..............   1,943,000  37,504,000   37,933,000
  Retained earnings.......................   6,318,000   8,167,000    8,999,000
  Accumulated other comprehensive income..     245,000     (36,000)       2,000
                                           ----------- -----------  -----------
    Total shareholders' equity............   8,506,000  45,635,000   46,934,000
                                           ----------- -----------  -----------
      Total liabilities and shareholders'
       equity............................. $15,596,000 $54,988,000  $57,595,000
                                           =========== ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                ARIS CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                QUARTER ENDED MARCH
                                YEAR ENDED DECEMBER 31,                 31,
                          ------------------------------------ ----------------------
                             1995        1996         1997        1997        1998
                          ----------- -----------  ----------- ----------  ----------
                                                                    (UNAUDITED)
Revenues, net:
  Consulting............  $ 9,725,000 $16,312,000  $29,999,000 $6,633,000  $9,015,000
  Training..............    8,306,000  14,711,000   28,895,000 4,864,0000   9,602,000
  Software..............      205,000   1,201,000    3,656,000    533,000   2,120,000
                          ----------- -----------  ----------- ----------  ----------
    Total revenues......   18,236,000  32,224,000   62,550,000 12,030,000  20,737,000
                          ----------- -----------  ----------- ----------  ----------
Cost of sales:
  Consulting and
   training.............    8,645,000  15,771,000   28,923,000  5,627,000   8,871,000
  Software..............       42,000      93,000      322,000     48,000     162,000
                          ----------- -----------  ----------- ----------  ----------
    Total cost of
     sales..............    8,687,000  15,864,000   29,245,000  5,675,000   9,033,000
                          ----------- -----------  ----------- ----------  ----------
    Gross profit........    9,549,000  16,360,000   33,305,000  6,355,000  11,704,000
Selling, general and
 administrative
 expense................    6,361,000  12,110,000   24,177,000  4,402,000   8,857,000
Amortization of
 intangible assets......        4,000     118,000      380,000     64,000     121,000
Research and development
 expense................                  307,000
Acquisition expenses....                  347,000      428,000     21,000   1,257,000
                          ----------- -----------  ----------- ----------  ----------
    Income from
     operations.........    3,184,000   3,478,000    8,320,000  1,868,000   1,469,000
                          ----------- -----------  ----------- ----------  ----------
Other income (expense):
  Investment income.....       57,000      89,000      280,000                 (4,000)
  Interest income, net..       24,000      51,000      684,000    (39,000)    375,000
  Other.................       40,000      (9,000)      32,000                 (5,000)
                          ----------- -----------  ----------- ----------  ----------
                              121,000     131,000      996,000    (39,000)    366,000
                          ----------- -----------  ----------- ----------  ----------
    Income before income
     tax................    3,305,000   3,609,000    9,316,000  1,829,000   1,835,000
Income tax expense......    1,179,000   1,443,000    3,561,000    674,000     790,000
                          ----------- -----------  ----------- ----------  ----------
Net income..............  $ 2,126,000 $ 2,166,000  $ 5,755,000 $1,155,000  $1,045,000
                          =========== ===========  =========== ==========  ==========
Basic earnings per
 share..................  $      0.30 $      0.29  $      0.64 $     0.15  $     0.10
                          =========== ===========  =========== ==========  ==========
Weighted average number
 of common shares
 outstanding............    7,056,000   7,540,000    9,005,000  7,940,000  10,235,000
                          =========== ===========  =========== ==========  ==========
Diluted earnings per
 share..................  $      0.29 $      0.28  $      0.59 $     0.14  $     0.09
                          =========== ===========  =========== ==========  ==========
Weighted average number
 of common and common
 equivalent shares
 outstanding............    7,291,000   7,682,000    9,723,000  8,393,000  11,082,000
                          =========== ===========  =========== ==========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                                ARIS CORPORATION

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                            COMMON STOCK                                ACCUMULATED
                          ------------------ ADDITIONAL                    OTHER         TOTAL
                            SHARES             PAID-IN     RETAINED    COMPREHENSIVE SHAREHOLDERS'
                            ISSUED    AMOUNT   CAPITAL     EARNINGS       INCOME        EQUITY
                          ----------  ------ -----------  -----------  ------------- -------------
BALANCE AT DECEMBER 31,
 1994...................   4,478,611  $ --   $    14,000  $ 2,026,000    $ 86,000     $ 2,126,000
Shares issued in
 acquisition............   1,400,000             263,000                                  263,000
Stock options
 exercised..............   1,191,000              64,000                                   64,000
Tax benefit related to
 stock options
 exercised..............                          78,000                                   78,000
Comprehensive income:
 Net income.............                                    2,126,000
 Other comprehensive
  income, net of tax:
 Foreign currency
  translation
  adjustments...........                                                   (6,000)
 Unrealized gains on
  securities, net of
  reclassification
  adjustment............                                                  111,000
   Comprehensive income.                                                                2,231,000
                          ----------  -----  -----------  -----------    --------     -----------
BALANCE AT DECEMBER 31,
 1995...................   7,069,611    --       419,000    4,152,000     191,000       4,762,000
Shares issued in
 acquisitions...........     790,900           1,614,000                                1,614,000
Stock redemption........                        (100,000)                                (100,000)
Stock options
 exercised..............     (40,000)              2,000                                    2,000
Tax benefit related to
 stock options
 exercised..............      14,000               8,000                                    8,000
Comprehensive income:
 Net income.............                                    2,166,000
 Other comprehensive
  income, net of tax:
 Foreign currency
  translation
  adjustments...........                                                   24,000
 Unrealized gains on
  securities, net of
  reclassification
  adjustment............                                                   30,000
   Comprehensive income.                                                                2,220,000
                          ----------  -----  -----------  -----------    --------     -----------
BALANCE AT DECEMBER 31,
 1996...................   7,834,511    --     1,943,000    6,318,000     245,000       8,506,000
Shares issued in initial
 public offering, net of
 offering costs.........   2,300,000          31,242,000                               31,242,000
Shares and warrants
 issued in
 acquisitions...........     434,381           4,371,000                                4,371,000
Stock redemption........    (415,000)           (121,000)  (3,906,000)                 (4,027,000)
Stock options
 exercised..............      46,569              69,000                                   69,000
Comprehensive income:
 Net income.............                                    5,755,000
 Other comprehensive
  income, net of tax:
 Foreign currency
  translation
  adjustments...........                                                    7,000
 Unrealized gains on
  securities, net of
  reclassification
  adjustment............                                                 (288,000)
   Comprehensive income.                                                                5,474,000
                          ----------  -----  -----------  -----------    --------     -----------
BALANCE AT DECEMBER 31,
 1997...................  10,200,461  $ --   $37,504,000  $ 8,167,000    $(36,000)    $45,635,000
Adjustment to conform
 fiscal year of Barefoot
 Computer Training
 Limited................                                     (213,000)                   (213,000)
Shares issued...........       5,357             150,000                                  150,000
Stock options exercised.      70,993             279,000                                  279,000
Comprehensive income:
 Net income.............                                    1,045,000
 Other comprehensive
  income, net of tax:
 Foreign currency
  translation
  adjustments...........                                                    1,000
 Unrealized gains on
  securities, net of
  reclassification
  adjustment............                                                   37,000
   Comprehensive income.                                                                1,083,000
                          ----------  -----  -----------  -----------    --------     -----------
BALANCE AT MARCH 31,
 1998...................  10,276,811  $ --   $37,933,000  $ 8,999,000    $  2,000     $46,934,000
                          ==========  =====  ===========  ===========    ========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                ARIS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  QUARTER ENDED MARCH
                               YEAR ENDED DECEMBER 31,                    31,
                         --------------------------------------  -----------------------
                            1995         1996          1997         1997        1998
                         -----------  -----------  ------------  ----------  -----------
                                                                      (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
Net income.............  $ 2,126,000  $ 2,166,000  $  5,755,000  $1,155,000  $ 1,045,000
Adjustments to
 reconcile net income
 to net cash provided
 by operating
 activities:
 Depreciation and
  amortization.........      321,000      857,000     1,900,000     387,000      620,000
 (Gain) loss on sale
  of property and
  equipment............      (18,000)       8,000         1,000
 Gain on sale of
  investments..........                                (280,000)
 Purchased research
  and development......                   307,000
 Changes in assets and
  liabilities net of
  effects of
  acquisitions:
   (Increase) in
    accounts
    receivable.........     (911,000)  (1,921,000)   (4,124,000) (2,440,000)  (2,856,000)
   (Increase) in
    consulting
    contracts in
    progress...........     (249,000)    (408,000)     (164,000)     12,000     (196,000)
   (Increase) decrease
    in income tax
    receivable.........                  (186,000)      186,000     186,000
   (Increase) in
    prepaid expenses
    and other assets...      (36,000)      25,000    (1,072,000)   (513,000)    (409,000)
   Increase (decrease)
    in accounts
    payable............       90,000      176,000       (74,000)    485,000     (431,000)
   Increase in accrued
    expenses...........      565,000    1,608,000       130,000     825,000      509,000
   Increase (decrease)
    in deferred
    revenue............      124,000     (307,000)      669,000     104,000      454,000
   Increase (decrease)
    in income taxes
    payable............      374,000     (372,000)       21,000     444,000      774,000
   Increase (decrease)
    in deferred taxes..      196,000     (217,000)     (160,000)    (99,000)     (41,000)
                         -----------  -----------  ------------  ----------  -----------
     Net cash provided
      by operating
      activities.......    2,582,000    1,736,000     2,788,000     546,000     (531,000)
                         -----------  -----------  ------------  ----------  -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
Purchases of
 investments...........     (381,000)    (462,000)  (32,436,000)
Sales of investments...                   362,000    18,204,000       8,000    8,402,000
Purchase of property
 and equipment.........   (1,162,000)  (2,366,000)   (2,354,000)   (493,000)  (5,641,000)
Acquisition of
 businesses, net of
 cash acquired.........     (112,000)  (1,427,000)   (1,726,000)    (93,000)
Proceeds from sale of
 property and
 equipment.............       27,000       54,000
                         -----------  -----------  ------------  ----------  -----------
     Net cash used in
      investing
      activities.......   (1,628,000)  (3,839,000)  (18,312,000)   (578,000)   2,761,000
                         -----------  -----------  ------------  ----------  -----------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
Proceeds from initial
 public offering, net
 of offering costs.....                              31,242,000
Stock options
 exercised.............       64,000        2,000        69,000       1,000      279,000
Repurchase of common
 stock.................                  (100,000)   (4,027,000) (4,026,000)
Tax benefit related to
 stock options
 exercised.............       78,000        8,000                                 43,000
Payments on
 borrowings............                  (500,000)  (12,363,000) (2,100,000)
Proceeds from
 borrowings............                 1,500,000     9,825,000   6,450,000
                         -----------  -----------  ------------  ----------  -----------
     Net cash provided
      by financing
      activities.......      142,000      910,000    24,746,000     325,000      322,000
                         -----------  -----------  ------------  ----------  -----------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS...........    1,096,000   (1,193,000)    9,222,000     293,000    2,552,000
EFFECT OF EXCHANGE RATE
 CHANGES ON CASH.......       (4,000)                                14,000        1,000
ADJUSTMENT TO CONFORM
 FISCAL YEAR OF
 BAREFOOT COMPUTER
 TRAINING LIMITED......                                                         (213,000)
CASH AND CASH
 EQUIVALENTS AT
 BEGINNING OF YEAR.....      279,000    1,371,000       178,000     178,000    9,400,000
                         -----------  -----------  ------------  ----------  -----------
CASH AND CASH
 EQUIVALENTS AT END OF
 YEAR..................  $ 1,371,000  $   178,000  $  9,400,000  $  485,000  $11,740,000
                         ===========  ===========  ============  ==========  ===========

              See Note 15 for supplemental cash flow information.

  The accompanying notes are an integral part of these consolidated financial statements.

                               ARIS CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1995, 1996 AND 1997

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization and operations

  ARIS Corporation (ARIS) provides a range of information technology consulting services including database management, enterprise resource planning, custom applications development and packaged applications implementation and training to clients worldwide, with offices in Seattle and Bellevue, Washington; Beaverton, Oregon; Denver, Colorado; Dallas, Texas; Fairfax, Virginia; St. Petersburg, Florida, Bloomington, Minnesota; New York, New York; and Oxford, Birmingham and London, England. ARIS also develops niche software programs which it has licensed in the United States and Europe.

  ARIS utilizes the significant accounting policies summarized below in preparing its financial statements.

 Consolidation

  The consolidated financial statements include the accounts of ARIS and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and cash equivalents

  Cash and cash equivalents include short-term investments with an original maturity of three months or less.

 Investment securities

  ARIS's investment securities at December 31, 1996 and 1997 are classified as available-for-sale and are recorded at fair value. Fair value is based upon quoted market prices. The increase or decrease in market value from period to period relating to available-for-sale marketable securities, net of deferred income tax, is included as a separate component of shareholders' equity. Cost of securities sold is determined using the specific identification method.

 Property and equipment

  Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to income as incurred. Additions, improvements and major replacements are capitalized. For financial reporting purposes, depreciation is provided using the straight-line method over the estimated useful lives of depreciable assets. Estimated useful lives of property and equipment range from three to eight years.

 Intangible assets

  Intangible assets include the cost of business acquisitions allocated to capitalized software, non-compete agreements and goodwill which are amortized over approximately three years for capitalized software, approximately two years for non-compete agreements and fifteen years for goodwill. Capitalized software amortization is computed as described below while the straight-line method is used for other intangible assets.

                               ARIS CORPORATION

  The carrying value of intangible assets is assessed for any permanent impairment by evaluating the operating performance and future undiscounted cash flows of the underlying assets. Adjustments are made if the sum of the expected future net cash flows is less than book value in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

 Software development costs

  Software development costs incurred in conjunction with product development are charged to product development expense until technological feasibility is established. Thereafter, through general release of product, all software product development costs are capitalized and reported at the lower of unamortized cost or net realizable value of each product. The establishment of technological feasibility and the on-going assessment of the recoverability of costs require considerable judgment by ARIS with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in the software and hardware technology. After consideration of the above factors, ARIS amortizes capitalized software costs at the greater of the amount computed using (a) the ratio of current revenues for a product to the total of current and anticipated future revenues, or (b) the straight-line method over the remaining estimated economic life of the product.

 Research and development

  Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The costs of business acquisitions allocated to in-process research and development are expensed immediately.

 Revenue recognition

  Time and material consulting contracts

  ARIS recognizes revenue as services are rendered.

  Fixed-price consulting contracts

  Revenues from fixed-price contracts are recognized on the percentage-of-completion method, measured by the cost incurred to date to estimated total costs for the contract. This method is used because management considers expended costs to be the best available measure of contract performance. Contract costs include all direct labor, material and any other costs related to contract performance. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

  Education and training

  Tuition revenue is recognized on the last day the class is held.

  Software

  ARIS accounts for software revenues in accordance with the American Institute of Certified Public Accountants' Statement of Position 91-1, Software Revenue Recognition. Revenues earned under software

                               ARIS CORPORATION
license agreements with end users are generally recognized when the software has been shipped, collectibility is probable, and there are no significant obligations remaining.

  ARIS initially defers revenue on the sale of extended software service contracts which is then recognized on a straight-line basis over the life of the contract period.

 Income taxes

  Provision for income taxes has been recorded in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). Under the liability method of SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to be recovered or settled.

 Advertising costs

  Advertising costs are expensed as incurred. Advertising expenses amounted to $106,000, $114,000 and $230,000 in 1995, 1996 and 1997, respectively.

 Foreign currency translations

  The financial statements of ARIS's foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" (SFAS 52). Under the provisions of SFAS 52, all assets and liabilities in the balance sheet of the foreign subsidiaries, whose functional currency is the U.K. Pound Sterling, are translated at year-end exchange rates, profit and loss accounts are translated at average exchange rates prevailing during the period and translation gains and losses are accumulated in a separate component of shareholders' equity.

 Fair value of financial instruments

  The carrying amount of cash and cash equivalents and other current assets and liabilities such as accounts receivable, accounts payable and accrued liabilities as presented in the consolidated financial statements approximates fair value based on the short-term nature of these instruments. Investments in marketable securities are carried at fair value in the accompanying consolidated balance sheet.

 Stock-based compensation

  In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation," which was effective for ARIS beginning in 1996. Under the provisions of this Statement, employee stock-based compensation expense is measured using either the intrinsic-value method as prescribed by Accounting Principles Board Opinion No. 25 or the fair value method described in Statement No. 123. Companies choosing the intrinsic-value method are required to disclose the pro forma impact of the fair value method on net income. ARIS has elected to continue accounting for its employee stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25. Stock-based awards granted to other than employees are valued at fair market value on the date of grant.

 Net income per share

  Statement of Financial Accounting Standards No. 128 (SFAS 128) was issued in February 1997. This pronouncement modifies the calculation and disclosure of earnings per share and was adopted by ARIS during 1997. Under the provisions of SFAS 128, basic earnings per share is calculated as income available to

                               ARIS CORPORATION
common stockholders divided by the weighted-average number of common shares outstanding during the periods. Diluted earnings per share is based on the weighted-average number of shares of common stock and common stock equivalents outstanding during the periods, including options and warrants computed using the treasury stock method. All earnings per share amounts from prior periods have been restated to reflect the adoption of SFAS 128.

  The Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," in June 1997. This statement establishes new standards for reporting and displaying comprehensive income in the financial statements and was adopted by ARIS during the quarter ended March 31, 1998. SFAS No. 130 requires reclassification of prior periods financial statements to reflect application of the provisions of this statement. In addition to net income, comprehensive income includes charges or credits to equity that are not the result of transactions with shareholders.

  The following reflects the composition of accumulated other comprehensive income at December 31, 1994, 1995 and 1996:

                                                                    ACCUMULATED
                                             FOREIGN   UNREALIZED      OTHER
                                             CURRENCY   GAINS ON   COMPREHENSIVE
                                              ITEMS    SECURITIES     INCOME
                                             --------  ----------  -------------
     Balance at December 31, 1994........... $ 2,000   $  84,000     $  86,000
     Current-period change..................  (6,000)    111,000       105,000
                                             -------   ---------     ---------
     Balance at December 31, 1995...........  (4,000)    195,000       191,000
     Current-period change..................  24,000      30,000        54,000
                                             -------   ---------     ---------
     Balance at December 31, 1996...........  20,000     225,000       245,000
     Current-period change..................   7,000    (288,000)     (281,000)
                                             -------   ---------     ---------
     Balance at December 31, 1997........... $27,000   $ (63,000)    $ (36,000)
                                             =======   =========     =========

  The unrealized gains on securities is shown net of tax of $76,000, $115,000 and ($35,000) at December 31, 1994, 1995 and 1996, respectively.

 Year 2000

  ARIS has conducted a review of its data management systems and has determined that no significant modifications are necessary to existing systems to allow them to properly process data during year 2000 and thereafter.

2. POOLING OF INTEREST WITH BAREFOOT COMPUTER TRAINING LIMITED

  On February 28, 1998, ARIS completed a merger with Barefoot Computer Training Limited (Barefoot), a company that provides information technology training services in London, England. Under the terms of the merger, ARIS issued 278,611 shares of its common stock in exchange for all of the outstanding shares of Barefoot common stock. The acquisition was accounted for as a pooling-of-interest and, accordingly, all periods included in these consolidated financial statements have been restated to give effect to the merger.

  Barefoot had a November 30 year end and, accordingly, the Barefoot balance sheets at November 30, 1996 and 1997 have been combined with the balance sheets of ARIS at December 31, 1996 and 1997, respectively, and Barefoot's statements of income for the years ended November 30, 1995, 1996 and 1997 have been combined with ARIS statements of income for the years ended December 31, 1995, 1996 and 1997, respectively. In order to conform Barefoot's year end to ARIS's year end, Barefoot's financial statements for the month of

                               ARIS CORPORATION

December 1997 are not included in the statements of income or cash flows for 1997. Barefoot's net income for December 1997 will increase retained earnings as of January 1, 1998.

  Amounts for the three years ended December 31, 1997 as previously reported for ARIS and Barefoot are as follows:

                                                   YEAR ENDED DECEMBER 31,
                                             -----------------------------------
                                                1995        1996        1997
                                             ----------- ----------- -----------
     ARIS
     Revenue................................ $14,751,000 $26,898,000 $55,131,000
     Net income............................. $ 2,010,000 $ 2,014,000 $ 5,345,000

     BAREFOOT
     Revenue................................ $ 3,485,000 $ 5,326,000 $ 7,419,000
     Net income............................. $   116,000 $   152,000 $   410,000

3. ACQUISITIONS

  ARIS has embarked upon an acquisition program which included the acquisition of one company during 1995, three companies during 1996 and four companies during 1997. All of these acquisitions have been accounted for by the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on management's estimates, arms-length negotiations with the sellers and in some cases, independent appraisals. The common stock issued as consideration in these acquisitions has been recorded at its estimated fair value at the date the acquisition was announced. The results of operations of the acquired companies have been included in consolidated results of operations of ARIS from the date of the acquisitions. The following is a description of the terms of the various acquisitions:

 1995

  On January 1, 1995, ARIS acquired the stock of Clarity, Inc., a training company based in Bellevue, Washington in exchange for 1,400,000 shares of ARIS's common stock and cash.

  A summary of assets acquired, liabilities assumed and purchase price paid is as follows:

         Consideration:
           Cash.......................................... $117,000
           Value of common stock.........................  263,000
                                                          --------
                                                          $380,000
                                                          ========

  The cost allocated to Clarity Inc.'s assets and liabilities at the date of the acquisition is as follows:

         Cash........................................... $  5,000
         Accounts receivable............................  300,000
         Prepaid and other current assets...............   76,000
         Goodwill.......................................   64,000
         Property and equipment.........................  185,000
         Accounts payable and accrued liabilities....... (250,000)
                                                         --------
                                                         $380,000
                                                         ========

                               ARIS CORPORATION

 1996

  On May 1, 1996, ARIS acquired the stock of SQLSoft, Inc., a training company based in Bellevue, Washington in exchange for 707,900 shares of ARIS's common stock.

  On October 1, 1996, ARIS acquired the assets and liabilities of SofTeach Corporation, a training company based in Denver, Colorado in exchange for 42,000 shares of ARIS's common stock and a combination of notes payable and cash.

  On October 1, 1996, ARIS acquired the stock of Noetix Corporation, a software development company which develops software modules which interface with Oracle database applications software in exchange for 40,000 shares of ARIS's common stock and cash.

  A summary of assets acquired, liabilities assumed and purchase price paid for the 1996 acquisitions is as follows:

                                       SQLSOFT, INC. SOFTEACH CORP. NOETIX CORP.
                                       ------------- -------------- ------------
   Consideration:
     Cash.............................                 $  750,000    $  835,000
     Note payable.....................                    500,000
     Value of common stock............  $1,317,000        152,000       145,000
     Acquisition costs................                                   26,000
                                        ----------     ----------    ----------
                                        $1,317,000     $1,402,000    $1,006,000
                                        ==========     ==========    ==========

  The cost allocated to the assets and liabilities at the date of the acquisition is as follows:

                                    SQLSOFT, INC. SOFTEACH CORP. NOETIX CORP.
                                    ------------- -------------- ------------
   Cash............................  $   60,000     $  124,000
   Accounts receivable.............     537,000         73,000    $  273,000
   Prepaid and other current
    assets.........................      73,000         35,000
   Intangible assets:
     Software technology--
      completed....................                                  384,000
     Software technology--in
      progress.....................                                  307,000
      (Charged to research and
      development expense)
     Non-compete agreements........                                  150,000
     Goodwill......................     942,000        956,000       260,000
   Property and equipment..........     464,000        226,000         9,000
   Accounts payable and accrued
    liabilities....................    (759,000)       (12,000)     (377,000)
                                     ----------     ----------    ----------
                                     $1,317,000     $1,402,000    $1,006,000
                                     ==========     ==========    ==========

 1997

  On February 28, 1997, ARIS acquired the stock of Oxford Computer Group Limited (Oxford), a company that provides information technology consulting and training services with offices in Oxford, London and Birmingham in exchange for 280,000 shares of unregistered common stock.

  On October 1, 1997, ARIS acquired the stock of Enterprise Computing Inc. (doing business as Buller, Owens and Associates (Enterprise)), an information technology training company located in New York, New York, in exchange for 62,531 shares of unregistered common stock, 20,844 stock purchase warrants and cash of $1,560,000. In connection with the acquisition of Enterprise, ARIS entered into a $500,000 earn-out agreement with the former shareholders based on attainment of certain future financial goals.

                               ARIS CORPORATION

  On November 1, 1997, ARIS acquired the stock of Agiliti, Inc., an information technology training company located in Bloomington, Minnesota, in exchange for 50,941 shares of unregistered common stock.

  On November 1, 1997, ARIS acquired the stock of Absolute!, Inc., an information technology training company located in Dallas, Texas, in exchange for 40,909 shares of unregistered common stock and cash of $100,000. In connection with the acquisition of Absolute!, ARIS entered into a $500,000 earn-out agreement with the former shareholder based on attainment of certain future financial goals.

  A summary of assets acquired, liabilities assumed and purchase price paid for the 1997 acquisitions is as follows:

                                          OXFORD   ENTERPRISE AGILITI  ABSOLUTE!
                                        ---------- ---------- -------- ---------
   Consideration:
     Cash..............................            $1,560,000          $100,000
     Value of common stock............. $1,400,000  1,125,000 $950,000  709,000
     Value of warrants.................               187,000
     Acquisition costs.................     96,000              15,000
                                        ---------- ---------- -------- --------
                                        $1,496,000 $2,872,000 $965,000 $809,000
                                        ========== ========== ======== ========

  The cost allocated to the assets and liabilities at the date of the acquisition is as follows:

                                   OXFORD     ENTERPRISE   AGILITI    ABSOLUTE!
                                 -----------  ----------  ----------  ---------
   Cash........................  $     5,000                          $  40,000
   Accounts receivable.........    1,140,000  $  365,000  $  493,000    297,000
   Prepaid and other current
    assets.....................      337,000      39,000      70,000      8,000
   Goodwill....................    1,095,000   2,672,000   1,066,000    902,000
   Property and equipment......    1,283,000     212,000     350,000     60,000
   Notes payable...............                             (930,000)   (76,000)
   Accounts payable and accrued
    liabilities................   (2,364,000)   (416,000)    (84,000)  (422,000)
                                 -----------  ----------  ----------  ---------
                                 $ 1,496,000  $2,872,000  $  965,000  $ 809,000
                                 ===========  ==========  ==========  =========

  The following unaudited pro forma summary presents the consolidated results of operations of ARIS as if the entities acquired in 1996 and 1997 had been acquired as of the beginning of the periods presented, including the impact of adjustments to amortize intangible assets acquired and record consolidated income tax expense at ARIS's effective tax rate.

                                                  YEAR ENDED DECEMBER 31,
                                            -----------------------------------
                                              1995(1)     1996(2)     1997(3)
                                            ----------- ----------- -----------
   Net sales............................... $24,488,000 $48,561,000 $70,846,000
   Net income.............................. $ 2,336,000 $ 2,231,000 $ 5,344,000
   Basic earnings per share................ $       .30 $       .27 $       .58
   Diluted earnings per share.............. $       .29 $       .27 $       .54

--------
(1) Adjusted to include the results of operations of SQLSoft, Inc., SofTeach Corporation and Noetix Corporation for the year ended December 31, 1995, including the impact of certain adjustments.
(2) Adjusted to include the results of operations of SQLSoft, Inc., SofTeach Corporation and Noetix Corporation prior to acquisition and the results of operations of Oxford, Enterprise, Agiliti and Absolute! for the year ended December 31, 1996, including the impact of certain adjustments.
(3) Adjusted to include the results of operations of Oxford, Enterprise, Agiliti and Absolute! prior to acquisition, including the impact of certain adjustments.

                               ARIS CORPORATION

  The pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been in effect for the years presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.

  ARIS recorded expenses associated with acquisition of businesses during 1996 and 1997 of $347,000 and $428,000, respectively. Costs were primarily for professional fees and expenditures to facilitate integration of business systems of acquired businesses with ARIS following the mergers. Additional charges are expected to be recognized in subsequent reporting periods as businesses acquired during 1997 are further integrated. During 1996 ARIS expensed $307,000 of in-process research and development costs following the acquisition of Noetix Corporation.

4. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                                             DECEMBER 31,
                                                         ----------------------
                                                            1996        1997
                                                         ----------  ----------
   Computer equipment................................... $3,055,000  $5,769,000
   Furniture and fixtures...............................    693,000   1,386,000
   Software.............................................    157,000     250,000
   Leasehold improvements...............................    894,000     902,000
   Other................................................    202,000     906,000
                                                         ----------  ----------
                                                          5,001,000   9,213,000
   Less: Accumulated depreciation....................... (1,179,000) (2,594,000)
                                                         ----------  ----------
                                                         $3,822,000  $6,619,000
                                                         ==========  ==========

5. INTANGIBLE AND OTHER ASSETS

  Intangible and other assets consist of the following:

                                                             DECEMBER 31,
                                                         ----------------------
                                                            1996        1997
                                                         ----------  ----------
   Goodwill............................................. $2,222,000  $7,957,000
   Capitalized software costs...........................    430,000     430,000
   Non-compete agreements...............................    150,000     150,000
   Prepaids and other...................................    614,000   2,182,000
                                                         ----------  ----------
                                                          3,416,000  10,719,000
   Less: Accumulated amortization.......................   (122,000)   (621,000)
                                                         ----------  ----------
                                                          3,294,000  10,098,000
   Less: Current portion................................   (649,000) (2,003,000)
                                                         ----------  ----------
   Total noncurrent intangibles and other assets........ $2,645,000  $8,095,000
                                                         ==========  ==========

6. INVESTMENTS

  Investments in marketable securities at December 31, 1996 and 1997 consist of mutual fund investments totaling $1,396,000 and investments in debt securities totaling $15,464,000, respectively. These investments have been classified as available-for-sale and, accordingly, the excess of fair value over cost, net of tax, has been included as a separate component of shareholders' equity at December 31, 1996 and 1997. The debt securities held at December 31, 1997 have maturities ranging from April 1998 to December 1998.

                               ARIS CORPORATION

7. MAJOR CUSTOMERS

  During 1995 and 1996, ARIS had consulting sales to one customer that aggregated 18% and 8%, respectively, of total revenue. Accounts receivable related to this customer were 17% and 6% of total accounts receivable at December 31, 1995 and 1996, respectively. No single customer accounted for more than 6% of total revenues in 1997.

  Prior to ARIS's initial public offering described in Note 11, ARIS qualified as a minority-owned enterprise under the Section 8(a) program administered by the U.S. Small Business Administration. Total Section 8(a) sales were $2,051,000 and $2,430,000 during 1995 and 1996, respectively. Subsequent to the initial public offering, ARIS no longer qualifies under Section 8(a).

8. INCOME TAXES

  Income tax expense consists of the following:

                                                  YEAR ENDED DECEMBER 31,
                                              ---------------------------------
                                                 1995       1996        1997
                                              ---------- ----------  ----------
   Current:
     Federal................................. $  763,000 $1,429,000  $3,023,000
     State...................................     40,000    110,000     328,000
     Foreign.................................     84,000     65,000     370,000
                                              ---------- ----------  ----------
                                                 887,000  1,604,000   3,721,000
                                              ---------- ----------  ----------
   Deferred:
     Federal.................................    264,000   (204,000)   (129,000)
     State...................................     19,000     12,000     (19,000)
     Foreign.................................      9,000     31,000     (12,000)
                                              ---------- ----------  ----------
                                                 292,000   (161,000)   (160,000)
                                              ---------- ----------  ----------
   Total tax expense......................... $1,179,000 $1,443,000  $3,561,000
                                              ========== ==========  ==========

  Pretax operating results of ARIS's foreign subsidiaries are income of $203,000, $232,000 and $1,082,000 in 1995, 1996 and 1997, respectively.

  The principal reasons for the variation from the customary relationship between income taxes at the statutory federal rate and that shown in the consolidated statements of income are as follows:

                                                YEAR ENDED DECEMBER 31,
                                            ----------------------------------
                                               1995        1996        1997
                                            ----------  ----------  ----------
   Statutory federal income tax rate....... $1,124,000  $1,227,000  $3,167,000
   Goodwill................................      1,000      17,000      66,000
   State income taxes, net of federal
    income tax benefit.....................     39,000      80,000     204,000
   Purchased research and development......                104,000
   Nondeductible meals and entertainment...      8,000      32,000      53,000
   Effect of international operations......     22,000      12,000     (22,000)
   Other...................................    (15,000)    (29,000)     93,000
                                            ----------  ----------  ----------
                                            $1,179,000  $1,443,000  $3,561,000
                                            ==========  ==========  ==========

                               ARIS CORPORATION

  Temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows:

                                                         DECEMBER 31,
                                                     ---------------------
                                                        1996       1997
                                                     ---------- ----------
   Adjustments to cash basis accounting for tax
    purposes........................................ $  672,000 $  553,000
   Depreciation and amortization....................    376,000    359,000
   Unrealized gain on marketable securities.........    124,000
   Intangible assets................................               106,000
   Other............................................      1,000
                                                     ---------- ----------
       Gross deferred tax liabilities...............  1,173,000  1,018,000
                                                     ---------- ----------
   Bad debt allowance...............................      8,000    180,000
   Accrued vacation and bonuses.....................     39,000     76,000
   Research and development credit..................     19,000
   Unrealized loss on marketable securities.........                40,000
   NOL carry-forward................................               108,000
                                                     ---------- ----------
       Gross deferred tax assets....................     66,000    404,000
                                                     ---------- ----------
                                                     $1,107,000 $  614,000
                                                     ========== ==========

9. DEBT

  At December 31, 1997, ARIS had an $8,000,000 line of credit which is collateralized by substantially all of ARIS's assets. All of this line was available at December 31, 1997. Borrowings against the line of credit will bear interest at the lender's prime rate. The amounts outstanding at December 31, 1996 under ARIS's line of credit and the notes payable were repaid during 1997 with proceeds from ARIS's initial public offering.

10. COMMITMENTS AND CONTINGENCIES

 Lease commitments

  ARIS rents all its office space under non-cancelable operating leases with initial terms in excess of one year. Future minimum rental commitments under operating leases for years ending December 31 are as follows:

         1998.......................................... $1,914,000
         1999..........................................  1,645,000
         2000..........................................  1,647,000
         2001..........................................  1,528,000
         2002..........................................  1,088,000
         Thereafter....................................  1,450,000
                                                        ----------
                                                        $9,272,000
                                                        ==========

  Rent expense for 1995, 1996 and 1997 was $335,000, $758,000 and $1,906,000,
respectively.

  Subsequent to year end ARIS entered into an agreement to purchase an unfinished building for approximately $4,300,000. Management estimates that ARIS will invest an additional $800,000 to complete the building. The building will serve as the corporate headquarters.

                               ARIS CORPORATION

 Legal proceedings

  ARIS is involved in certain legal proceedings that have arisen in the normal course of business. Based on the advice of legal counsel, management does not anticipate that these matters will have a material effect on ARIS's consolidated financial position or results of operations.

11. SHAREHOLDERS' EQUITY

  In June 1997, ARIS completed an initial public offering of 2,300,000 shares of common stock with net proceeds of approximately $31,242,000.

  During 1997, ARIS adopted the ARIS Corporation 1998 Employee Stock Purchase Plan (the Stock Purchase Plan), which permits employees of ARIS to purchase common stock through payroll deductions at 85% of market value each six months beginning January 1 and July 1. All full-time employees of ARIS are eligible to participate in the Stock Purchase Plan. An aggregate of 300,000 shares of common stock has been authorized for issuance under the Stock Purchase Plan. No shares were purchased as of December 31, 1997.

12. EARNINGS PER SHARE

  The difference between the weighted-average number of common shares outstanding used to calculate basic earnings per share and the weighted-average number of common and common equivalent shares outstanding used to calculate diluted earnings per share is the incremental shares attributed to outstanding options and warrants to purchase common stock computed using the treasury stock method.

                                                     YEAR ENDED DECEMBER 31,
                                                  -----------------------------
                                                    1995      1996      1997
                                                  --------- --------- ---------
   Weighted-average number of common shares
    outstanding.................................. 7,056,000 7,540,000 9,005,000
   Effect of dilutive securities:
     Warrants....................................                         3,215
     Options.....................................   235,000   142,000   714,785
                                                  --------- --------- ---------
                                                    235,000   142,000   718,000
                                                  --------- --------- ---------
   Weighted-average number of common and common
    equivalent shares outstanding................ 7,291,000 7,682,000 9,723,000
                                                  ========= ========= =========

  Options to purchase 50,100 shares of common stock at prices ranging from $23.75 to $31.38 per share were outstanding during the second half of 1997 but were not included in the computation of diluted earnings per share for 1997 because the options' exercise price was greater than the average market price of the common shares. The options, which expire in 2007, were still outstanding at December 31, 1997.

13. STOCK OPTIONS AND WARRANTS

  Prior to January 1995, ARIS from time to time granted non-qualified stock options to key employees. These grants were not part of any formal plan.

  In January 1995, ARIS adopted the ARIS Corporation 1995 Stock Option Plan (the 1995 Plan) which provides for the granting of qualified or non-qualified stock options to employees, directors, officers and certain non-employees of ARIS as determined by the Plan Administrator. ARIS authorized 1,600,000 shares of its common stock for issuance under the 1995 Plan. The date of grant, option price, vesting period and other terms specific to options granted under the 1995 Plan are to be determined by the Plan Administrator. The option price

                               ARIS CORPORATION
for stock options granted is based on the fair market value of ARIS's stock on the date of grant. Options granted under the 1995 Plan expire seven years from the date of grant and vest over periods of up to four years. ARIS ended grants under the 1995 Plan in March 1997.

  In March 1997, ARIS adopted the ARIS Corporation 1997 Stock Option Plan (the 1997 Plan) which provides for the granting of qualified or non-qualified stock options to employees, directors, officers and non-employee directors of ARIS as determined by the Plan Administrator. ARIS authorized 2,000,000 shares of its common stock for issuance under the 1997 Plan, subject to certain adjustments, reduced by the number of shares that have been granted and have not subsequently become available for grant under the 1995 Plan. The 1997 Plan provides for automatic, non-discretionary grants of 5,000 non-qualified stock options to non-employee directors for each year of service. For all other grants under the 1997 Plan, the date of grant, option price, vesting period and other terms specific to options granted under the 1997 Plan are to be determined by the Plan Administrator. The option price for stock options granted is based on the fair market value of ARIS's stock on the date of grant. Options granted under the 1997 Plan expire ten years from the date of grant and vest over periods of up to four years.

  In connection with the acquisition of Enterprise as discussed in Note 3, ARIS issued 20,844 warrants with an exercise price of $23.988 and a fair value of $8.95 during 1997. Additionally, during 1997 ARIS issued 4,000 warrants with an exercise price of $10.00 to certain consultants of ARIS.

  A summary of the activity for non-qualified stock options granted prior to 1995, the 1995 Stock Option Plan, and the 1997 Stock Option Plan is presented below:

                                  1995                1996                1997
                          --------------------- ------------------ --------------------
                                      WEIGHTED-          WEIGHTED-            WEIGHTED-
                                       AVERAGE            AVERAGE              AVERAGE
                                      EXERCISE           EXERCISE             EXERCISE
                            SHARES      PRICE   SHARES     PRICE    SHARES      PRICE
                          ----------  --------- -------  --------- ---------  ---------
Outstanding at beginning
 of year................   1,205,000    $0.05   134,000    $0.30     354,000    $2.12
Granted.................     120,000     0.34   262,000     2.79   1,255,000    11.32
Exercised...............  (1,191,000)    0.05   (14,000)    0.09     (47,000)    1.47
Forfeited...............                        (28,000)    0.78     (95,000)    7.98
                          ----------            -------            ---------
Outstanding at end of
 year...................     134,000     0.30   354,000     2.12   1,467,000     9.63
                          ==========            =======            =========
Options exercisable at
 year-end...............     111,000     0.29   118,000     0.67     162,000     1.10
                          ==========            =======            =========
Weighted-average fair
 value of options
 granted during the
 year...................  $     0.08            $  0.50            $    4.81

  The following table summarizes information about stock options outstanding at December 31, 1997:

                   OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
     ----------------------------------------------------------------------
                                 WEIGHTED-
                                  AVERAGE   WEIGHTED-             WEIGHTED-
       RANGE OF                  REMAINING   AVERAGE               AVERAGE
       EXERCISE       NUMBER    CONTRACTUAL EXERCISE    NUMBER    EXERCISE
        PRICES      OUTSTANDING    LIFE       PRICE   EXERCISABLE   PRICE
       --------     ----------- ----------- --------- ----------- ---------
     $  .19-$ 3.62    281,000      5.19      $ 1.74     162,000     $1.10
     $ 5.00-$ 9.40    831,000      6.23      $ 6.66         --        --
     $13.00-$31.38    355,000      9.71      $22.79         --        --

  ARIS applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for stock options issued to employees. Had compensation cost for the Plans

                               ARIS CORPORATION
been determined based upon the fair value at the grant date consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, ARIS's net income and net income per share would have been as follows:

                                                   YEAR ENDED DECEMBER 31,
                                               --------------------------------
                                                  1995       1996       1997
                                               ---------- ---------- ----------
     Net income............................... $2,124,000 $2,145,000 $5,347,000
     Basic earnings per share................. $      .30 $      .28 $      .59
     Diluted earnings per share............... $      .29 $      .28 $      .55

  The fair value of the options granted was calculated using an option-pricing model with the following assumptions: dividend yield of zero percent, volatility of zero percent for periods prior to the initial public offering and a volatility of 59.32% for the post-initial public offering period, risk free interest rate ranging from 5.36% to 7.05%, and an expected life of 4.75 years.

14. PROFIT SHARING PLAN

  ARIS maintains a qualified defined contribution profit sharing 401(k) plan which covers full time employees with one month of service. Employer contributions to the plan are discretionary. There were no employer contributions to the plan for 1995, 1996 or 1997.

15. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

  ARIS paid interest of $5,000, $36,000 and $162,000 during 1995, 1996 and
1997, respectively. ARIS paid $462,000, $2,208,000 and $3,375,000 in income taxes during 1995, 1996 and 1997, respectively.

  As more fully described in Notes 2 and 3, ARIS acquired Barefoot Computer Training Group, SQLSoft, Inc., SofTeach Corporation, Noetix Corporation, Oxford, Enterprise, Agiliti and Absolute! in exchange for a combination of stock, cash and notes payable.

16. OPERATING BUSINESS GROUPS

  ARIS is engaged in three distinct businesses consisting of database consulting services, information technology training and software sales. Total revenue by segment represents sales to unaffiliated customers. Inter-segment sales are not material. Operating profit represents total revenue less operating expenses. In computing operating profit none of the following items has been added or deducted: general corporate expenses, interest income or expense or income taxes.

  Identifiable assets are those assets used in the operations of each industry segment. Corporate assets primarily consist of cash, investments and certain prepaid expenses.

                               ARIS CORPORATION

  Summarized financial information by business group for 1995, 1996 and 1997 is as follows:

                         CONSULTING   TRAINING    SOFTWARE
                            GROUP       GROUP      GROUP      CORPORATE      TOTAL
                         ----------- ----------- ----------  -----------  -----------
1995:
Revenue................. $ 9,725,000 $ 8,306,000 $  205,000               $18,236,000
Operating profit........   3,645,000   1,364,000    (22,000) $(1,803,000)   3,184,000
Identifiable assets.....   2,740,000   2,519,000     16,000    2,898,000    8,173,000
Depreciation and
 amortization...........      58,000     247,000      4,000       12,000      321,000
Capital expenditures....     201,000     751,000      6,000      204,000    1,162,000
1996:
Revenue................. $16,312,000 $14,711,000 $1,201,000               $32,224,000
Operating profit........   3,884,000   1,613,000   (325,000) $(1,694,000)   3,478,000
Identifiable assets.....   5,437,000   6,520,000  1,659,000    1,980,000   15,596,000
Depreciation and
 amortization...........      26,000     635,000     68,000      128,000      857,000
Capital expenditures....      28,000   2,171,000     31,000      136,000    2,366,000
1997:
Revenue................. $29,999,000 $28,895,000 $3,656,000               $62,550,000
Operating profit........   7,805,000   3,607,000    990,000  $(4,082,000)   8,320,000
Identifiable assets.....   7,842,000  18,584,000  2,193,000   26,369,000   54,988,000
Depreciation and
 amortization...........      79,000   1,401,000    245,000      175,000    1,900,000
Capital expenditures....     380,000   1,600,000    105,000      269,000    2,354,000

17. GEOGRAPHIC SEGMENT INFORMATION

  Major operations outside the United States include Barefoot which was purchased by ARIS in 1997. Certain information regarding operations in this geographic segment is presented in the table below. Intercompany sales between Oxford and ARIS are not material.

                                                      AS OF AND FOR THE
                                                   YEAR ENDED DECEMBER 31,
                                             -----------------------------------
                                                1995        1996        1997
                                             ----------- ----------- -----------
Net sales:
  United States............................. $14,751,000 $26,898,000 $45,868,000
  Europe....................................   3,485,000   5,326,000  16,682,000
                                             ----------- ----------- -----------
                                             $18,236,000 $32,224,000 $62,550,000
                                             =========== =========== ===========
Operating profit:
  United States............................. $ 2,981,000 $ 3,246,000 $ 7,192,000
  Europe....................................     203,000     232,000   1,128,000
                                             ----------- ----------- -----------
                                             $ 3,184,000 $ 3,478,000 $ 8,320,000
                                             =========== =========== ===========
Identifiable assets:
  United States............................. $ 6,843,000 $12,956,000 $47,513,000
  Europe....................................   1,330,000   2,640,000   7,475,000
                                             ----------- ----------- -----------
                                             $ 8,173,000 $15,596,000 $54,988,000
                                             =========== =========== ===========

                                ARIS CORPORATION

18. QUARTERLY INFORMATION (UNAUDITED)

                                                      1996
                                 -----------------------------------------------
                                     Q1          Q2          Q3          Q4
                                 ----------- ----------- ----------- -----------
   Net sales...................  $ 5,636,000 $ 7,680,000 $ 8,342,000 $10,566,000
   Gross profit................    2,928,000   4,033,000   4,092,000   5,307,000
   Net income..................      628,000     913,000     607,000      18,000
   Basic earnings per share....          .09         .12         .08         .00
   Diluted earnings per share..          .09         .12         .08         .00
                                                      1997
                                 -----------------------------------------------
                                     Q1          Q2          Q3          Q4
                                 ----------- ----------- ----------- -----------
   Net sales...................  $12,030,000 $15,436,000 $16,260,000 $18,824,000
   Gross profit................    6,355,000   8,322,000   8,689,000   9,939,000
   Net income..................    1,203,000   1,540,000   1,600,000   1,412,000
   Basic earnings per share....          .15         .20         .16         .14
   Diluted earnings per share..          .14         .18         .15         .13

                       INTIME SYSTEMS INTERNATIONAL, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1996 AND 1995

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Accountants.......................................... F-24
Consolidated Balance Sheet................................................. F-25
Consolidated Statement of Operations....................................... F-26
Consolidated Statement of Changes in Stockholders' Equity.................. F-27
Consolidated Statement of Cash Flows....................................... F-28
Notes to Consolidated Financial Statements................................. F-29

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of InTime Systems International, Inc.

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of InTime Systems International, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Price Waterhouse LLP
February 26, 1998
Atlanta, Georgia

                       INTIME SYSTEMS INTERNATIONAL, INC.

                           CONSOLIDATED BALANCE SHEET

                                          MARCH 31,        DECEMBER 31,
                                         -----------  ------------------------
                                            1998         1997         1996
                                         -----------  -----------  -----------
                                         (UNAUDITED)
                ASSETS:
Current assets:
  Cash and cash equivalents............. $ 1,657,152  $ 1,995,165  $ 1,941,747
  Accounts receivable, net of allowance
   for doubtful accounts of $156,039 and
   $102,654, respectively...............   3,477,841    2,524,205    2,101,940
  Other assets..........................     243,446       86,992       89,601
  Deferred tax asset, net (Note 5)......         --       291,962          --
                                         -----------  -----------  -----------
    Total current assets................   5,378,439    4,898,324    4,133,288
Property and equipment, net of
 accumulated depreciation and
 amortization
 (Note 3)...............................     475,125      536,953      633,558
Software development costs, net of
 accumulated amortization (Note 4)......     117,491      156,491      312,491
                                         -----------  -----------  -----------
                                         $ 5,971,055  $ 5,591,768  $ 5,079,337
                                         ===========  ===========  ===========
 LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
   Account payable and accrued expenses. $   623,587  $   493,441  $   361,888
   Deferred revenue.....................     111,433      162,906      126,426
   Current obligations under capital
    leases (Note 6).....................      35,091       88,934      202,903
                                         -----------  -----------  -----------
    Total current liabilities...........     770,111      745,281      691,217
  Obligations under capital leases (Note
   6)...................................         --           --       124,155
                                         -----------  -----------  -----------
    Total liabilities...................     770,111      745,281      815,372
                                         -----------  -----------  -----------
Stockholder's equity (Note 9)
  Preferred stock:
   Par value $1.00 per share; 5,000,000
    shares authorized; no shares issued
    or outstanding......................         --           --           --
Common stock:
  Class A common stock:
   Par value $.01 per share; 16,905,279
    shares authorized; 4,516,496,
    1,975,908 and 1,790,516 shares
    issued and outstanding,
    respectively........................      45,165       19,759       17,905
  Class B common stock:
   Par value $.01 per share; 3,094,721
    shares authorized; 0, 2,540,588 and
    2,715,664 shares issued and
    outstanding, respectively...........         --        25,406       27,157
  Additional paid-in capital............   6,198,701    6,198,701    6,180,643
  Retained deficit......................  (1,042,922)  (1,397,379)  (1,961,740)
                                         -----------  -----------  -----------
    Total stockholders' equity..........   5,200,944    4,846,487    4,263,965
Commitments and contingencies (Note 6)..         --           --           --
                                         -----------  -----------  -----------
                                         $ 5,971,055  $ 5,591,768  $ 5,079,337
                                         ===========  ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                      INTIME SYSTEMS INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENT OF OPERATIONS

                          THREE MONTHS ENDED
                               MARCH 31,              YEAR ENDED DECEMBER 31,
                         ---------------------- -----------------------------------
                            1998        1997       1997        1996        1995
                         ----------  ---------- ----------- ----------- -----------
                              (UNAUDITED)
Net revenues:
  Consulting services... $4,266,967  $3,197,543 $12,732,557 $11,193,014 $ 6,773,983
  Computer software
   services.............    230,359      36,057   1,003,303     479,019     519,689
  Interest income.......                            116,050      41,829     208,451
  Other.................     45,771      38,934      29,722      23,007      10,919
                         ----------  ---------- ----------- ----------- -----------
                          4,543,097   3,272,534  13,881,632  11,736,869   7,513,042
Costs and expenses:
  Cost of consulting
   services.............  2,496,408   1,989,207   7,713,248   6,002,642   4,485,427
  Cost of software
   services.............     81,469     111,970     508,469     352,674     851,079
  Sales and marketing...    548,446     430,416   1,940,519   2,863,599   2,270,667
  Computer software
   research and
   development..........    202,050     115,592     648,777     810,039   1,139,232
  General and
   administrative.......    620,598     565,572   2,798,220   1,647,580   1,015,323
                         ----------  ---------- ----------- ----------- -----------
Income (loss) before
 benefit (expense) for
 income taxes...........    594,126      59,777     272,399      60,335  (2,248,686)
(Expense) Benefit for
 income taxes (Note 5)..   (239,681)     65,000     291,962         --      414,633
                         ----------  ---------- ----------- ----------- -----------
  Net income (loss)..... $  354,445  $  124,777 $   564,361 $    60,335 $(1,834,053)
                         ----------  ---------- ----------- ----------- -----------
  Net income (loss) per
   share--basic......... $      .13  $      .05 $       .22 $       .02 $      (.70)
                         ==========  ========== =========== =========== ===========
  Net income (loss) per
   share--diluted....... $      .13  $      .05 $       .21 $       .02 $      (.70)
                         ==========  ========== =========== =========== ===========
  Weighted average
   shares outstanding--
   basic................  2,626,815   2,617,052   2,619,522   2,615,950   2,605,040
                         ==========  ========== =========== =========== ===========
  Weighted average
   shares outstanding--
   diluted..............  2,683,552   2,672,245   2,655,493   2,676,475   2,605,040
                         ==========  ========== =========== =========== ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                       INTIME SYSTEMS INTERNATIONAL, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                               CLASS A           CLASS B
                            COMMON STOCK      COMMON STOCK
                          ----------------- ------------------  ADDITIONAL                  TOTAL
                           NUMBER     PAR    NUMBER      PAR     PAID-IN    RETAINED    STOCKHOLDERS'
                          OF SHARES  VALUE  OF SHARES   VALUE    CAPITAL     DEFICIT       EQUITY
                          --------- ------- ---------  -------  ---------- -----------  -------------
Balance at December 31,
 1994...................        --      --  3,094,721  $30,947  $  812,303 $  (188,022)  $   655,228
Issuance of 1,400,000
 shares of common stock
 in connection with the
 initial public offering
 (Note 9)...............  1,400,000 $14,000       --       --    5,348,296         --      5,362,296
Conversion of 210,000
 Class B shares to Class
 A shares as
 underwriter's over-
 allotment option in
 connection with the
 initial public offering
 (Note 9)...............    210,000   2,100  (210,000)  (2,100)        --          --            --
Net loss................        --      --        --       --          --   (1,834,053)   (1,834,053)
                          --------- ------- ---------  -------  ---------- -----------   -----------
Balance at December 31,
 1995...................  1,610,000  16,100 2,884,721   28,847   6,160,599  (2,022,075)    4,183,471
Conversion of 169,057
 Class B shares to Class
 A Shares...............    169,057   1,690  (169,057)  (1,690)        --          --            --
Exercise of stock op-
 tions..................     11,459     115       --       --       20,044         --         20,159
Net income..............        --      --        --       --          --       60,335        60,335
                          --------- ------- ---------  -------  ---------- -----------   -----------
Balance at December 31,
 1996...................  1,790,516  17,905 2,715,664   27,157   6,180,643  (1,961,740)    4,263,965
Conversion of 175,076
 Class B shares to Class
 A Shares...............    175,076   1,751  (175,076)  (1,751)        --          --            --
Exercise of stock op-
 tions..................     10,316     103       --       --       18,058         --         18,161
Net income..............        --      --        --       --          --      564,361       564,361
                          --------- ------- ---------  -------  ---------- -----------   -----------
Balance at December 31,
 1997...................  1,975,908 $19,759 2,540,588  $25,406  $6,198,701 $(1,397,379)  $ 4,846,487
                          ========= ======= =========  =======  ========== ===========   ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                       INTIME SYSTEMS INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                          THREE MONTHS ENDED
                               MARCH 31,              YEAR ENDED DECEMBER 31,
                         ----------------------  -----------------------------------
                            1998        1997        1997        1996        1995
                         ----------  ----------  ----------  ----------  -----------
Cash flows from
 operating activities:
  Net income (loss)..... $  354,445  $  124,777  $  564,361  $   60,335  $(1,834,053)
  Adjustments to
   reconcile net income
   (loss) to net cash
   provided by (used in)
   operating activities:
    Depreciation and
     amortization.......    136,860     124,414     554,267     393,552      194,989
    Provision for
     doubtful accounts
     receivable.........     38,066      30,276     165,983      30,654       37,200
    Loss on sale-
     leaseback
     transaction........                                --       66,679          --
    Changes in assets
     and liabilities:
      Increase in
       accounts
       receivable.......   (991,702)   (778,049)   (588,248)   (796,075)     (89,925)
      Decrease
       (increase) in
       other assets.....    135,508    (117,122)      2,609     (10,417)     (59,725)
      Increase in
       deferred income
       taxes............                           (291,962)        --      (414,633)
      Increase
       (decrease) in
       accounts payable
       and accrued
       expenses.........    130,146    (108,954)    131,553      71,434      (79,608)
      Increase in
       deferred revenue.    (51,473)    413,118      36,480      52,804       73,622
                         ----------  ----------  ----------  ----------  -----------
        Net cash
         provided by
         (used in)
         operating
         activities.....   (248,150)   (311,540)    575,043    (131,034)  (2,172,133)
                         ----------  ----------  ----------  ----------  -----------
Cash flows used in
 investing activities:
  Software development
   costs capitalized....                                --          --      (128,697)
  Purchases of property
   and equipment........    (36,020)    (47,214)   (301,662)    (88,523)    (788,010)
                         ----------  ----------  ----------  ----------  -----------
        Net cash used in
         investing
         activities.....    (36,020)    (47,214)   (301,662)    (88,523)    (916,707)
                         ----------  ----------  ----------  ----------  -----------
Cash flows (used in)
 provided by financing
 activities:
  Decrease in prepaid
   IPO costs............                                --          --       583,770
  Repayment of notes
   payable to
   stockholders.........                                --          --      (625,000)
  Repayment of bridge
   notes to investors...                                --          --    (1,500,000)
  Proceeds from sale of
   computer equipment in
   sale-leaseback
   transaction..........                                --      362,041          --
  Repayment of capital
   lease obligations....    (53,843)    (82,576)   (238,124)   (109,470)      (9,178)
  Proceeds from the
   issuance of common
   stock................        --        1,645      18,161      20,159    5,362,296
                         ----------  ----------  ----------  ----------  -----------
        Net cash (used
         in) provided by
         financing
         activities.....    (53,843)    (80,931)   (219,963)    272,730    3,811,888
                         ----------  ----------  ----------  ----------  -----------
Increase in cash and
 cash equivalents.......   (338,013)   (439,685)     53,418      53,173      723,048
                         ----------  ----------  ----------  ----------  -----------
Cash and cash
 equivalents, beginning
 of year................  1,995,165   1,941,747   1,941,747   1,888,574    1,165,526
                         ----------  ----------  ----------  ----------  -----------
Cash and cash
 equivalents, end of
 year................... $1,657,152  $1,502,062  $1,995,165  $1,941,747  $ 1,888,574
                         ==========  ==========  ==========  ==========  ===========
Supplemental disclosure
 of cash flow
 information:
  Cash paid during the
   year for interest
   under capital lease
   obligations (Note 6).                         $   31,993  $   29,921  $     1,989
                         ==========  ==========  ==========  ==========  ===========
Supplemental disclosure
 of non-cash financing
 and investing
 activities:
  Increase in capital
   lease obligations
   (Note 6).............                         $      --   $  413,074  $       --
                         ----------  ----------  ----------  ----------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                      INTIME SYSTEMS INTERNATIONAL, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--ORGANIZATION AND BASIS OF FINANCIAL STATEMENT PRESENTATION:

  InTime Systems International, Inc. (the "Company") was incorporated in the State of Delaware on January 3, 1994. Upon formation, the Company acquired all of the outstanding common stock of The Consulting TEAM, Inc. ("TEAM") and InTime Systems, Inc. ("InTime"). TEAM and InTime operated under common control, with common stockholders and management. The Company, as successor, continued the business activities previously conducted by TEAM and InTime. TEAM was incorporated in the State of Florida on June 4, 1985. TEAM provides a wide array of human resource and payroll systems consulting services to governmental and business entities. InTime was incorporated in the State of Delaware on February 2, 1993. InTime designs, develops, markets and installs computer software to aid governmental and business entities in their management of human resources.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Principles of Consolidation

  The accompanying consolidated financial statements of the Company include the operations of TEAM and InTime. All significant transactions and balances between the Company, TEAM and InTime have been eliminated in consolidation.

 Revenue Recognition

  Consulting services--The Company performs consulting services generally on a time and expense basis. Revenues are recognized as services are performed. Certain reimbursable expenses incurred in the performance of consulting services are included in net revenues from consulting services and costs of consulting services provided in the Consolidated Statement of Operations.

  Computer software services--Revenue from computer software sales is recognized upon delivery and customer acceptance, which signifies that the Company has no significant obligations remaining, and collection of the resulting receivable is probable, in accordance with AICPA Statement of Position 91-1, "Software Revenue Recognition." If significant vendor obligations remain, the Company will accrue for the remaining costs. The Company does not grant returns or refunds after customer acceptance of the software.

  Software sold is covered under warranty during the period a maintenance plan is in force and in effect. The Company provides a 90 to 180 day free maintenance period as part of its initial license agreement with a customer. Any estimated costs to provide such services are accrued upon product shipment. A subsequent maintenance plan may be purchased by the customer for a fee. Such maintenance fee revenue is recognized on a pro rata basis over the term of the agreements.

  In October 1997, the Accounting Standards Executive Committee issued Statement of Position 97-2, "Software Revenue Recognition". The standard is effective for fiscal years beginning after December 15, 1997. The Company will adopt the new standard in January 1998. The effect of adoption is not expected to be material.

 Cash and Cash Equivalents

  Cash and cash equivalents include all highly liquid investment instruments with an original maturity of three months or less.

 Property and Equipment

  Property and equipment are recorded at cost less accumulated depreciation. Depreciation for financial reporting purposes is recorded using the straight-line method over estimated useful lives ranging from three to

                      INTIME SYSTEMS INTERNATIONAL, INC.

five years. Expenditures for maintenance and repairs are charged to expense as incurred. Gains and losses on sales of equipment are reflected in current operations.

  The carrying value of assets is assessed for any permanent impairment by evaluating the operating performance and future undiscounted cash flows of the underlying assets. Adjustments are made if the sum of the expected future net cash flows is less than book value in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

 Computer Software Research and Development Costs

  All computer software research and development costs are expensed as incurred prior to the establishment of technological feasibility.

 Capitalized Computer Software Development Costs

  Capitalized computer software development costs consist principally of salaries and certain other expenses directly related to the development and modification of software products in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". Capitalization of such costs begins upon establishment of technological feasibility as defined in SFAS No. 86 and is discontinued when the resulting product is available for general release.

  Amortization of capitalized computer software development costs is provided at the greater of the ratio of current product revenue to the total of current and anticipated product revenue or on a straight-line basis over the estimated economic life of the software, which is not more than five years.

 Income Taxes

  The Company records taxes under an asset and liability approach recognizing deferred tax liabilities and assets for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

 Stock-Based Compensation

  In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation" which is effective for transactions entered into in fiscal years beginning after December 15, 1995. SFAS No. 123 defines a fair value based method of accounting for stock-based compensation. The Statement allows measurement of compensation cost in conformity with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", provided pro forma disclosure is made concerning net income as if the fair value approach had been applied. The Company adopted the disclosure approach permitted by SFAS No. 123 effective January 1, 1996 and continues to apply the compensatory measurement principles of APB No. 25.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                      INTIME SYSTEMS INTERNATIONAL, INC.

NOTE 3--PROPERTY AND EQUIPMENT:

  Property and equipment are summarized as follows:

                                                              DECEMBER 31,
                                                          ---------------------
                                                             1997       1996
                                                          ----------  ---------
   Furniture and fixtures................................ $  244,070  $ 235,862
   Computer hardware and other equipment.................    982,520    699,104
   Vehicle...............................................        --      47,778
   Leasehold improvements................................     18,983      8,945
                                                          ----------  ---------
                                                           1,245,573    991,689
   Less--Accumulated depreciation and amortization.......   (708,620)  (358,131)
                                                          ----------  ---------
                                                          $  536,953  $ 633,558
                                                          ==========  =========

  Depreciation of property and equipment totaled $350,489, $237,552 and $99,593 for the years ended December 31, 1997, 1996 and 1995, respectively. The Company has entered into noncancellable capital leases on the above vehicle and certain computer equipment. (See Note 6.)

NOTE 4--SOFTWARE DEVELOPMENT EXPENDITURES:

  Computer software research and development expenditures are summarized as follows:

                                                     YEAR ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1997     1996      1995
                                                   -------- -------- ----------
   Total computer software research and
    development expenditures...................... $648,777 $810,039 $1,267,929
   Less--Additions to capitalized computer
    software development costs, before
    amortization..................................      --       --     128,697
                                                   -------- -------- ----------
   Computer software research and development
    expense....................................... $648,777 $810,039 $1,139,232
                                                   ======== ======== ==========

  In 1997 and 1996, computer software research and development expenses consisted solely of salary and wages of development staff required to enhance and maintain the existing systems.

  Activity for capitalized software development costs is summarized as follows:

                                                   YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                   1997       1996       1995
                                                 ---------  ---------  --------
   Balance at beginning of year, net............ $ 312,491  $ 468,491  $435,190
   Additions....................................       --         --    128,697
   Amortization expense.........................  (156,000)  (156,000)  (95,396)
                                                 ---------  ---------  --------
   Balance at end of year, net.................. $ 156,491  $ 312,491  $468,491
                                                 =========  =========  ========

                      INTIME SYSTEMS INTERNATIONAL, INC.

NOTE 5--INCOME TAXES:
  For the years ended December 31, 1997, 1996 and 1995, the benefit for income taxes was as follows:

                                                      YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                       1997     1996    1995
                                                     ---------  ----- ---------
   Current tax expense:
     Federal........................................ $     --   $ --  $     --
     State..........................................       --     --        --
                                                     ---------  ----- ---------
                                                           --     --        --
   Deferred tax benefit:
     Federal........................................  (259,522)   --   (349,164)
     State..........................................   (32,440)   --    (65,468)
                                                     ---------  ----- ---------
                                                     $(291,962) $ --  $(414,632)
                                                     =========  ===== =========

  The differences between income taxes at the statutory federal income tax rate of 34% and income taxes shown above are as follows:

                                                   YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                   1997       1996      1995
                                                 ---------  --------  ---------
   Tax expense (benefit) at statutory rate.....  $  92,616  $ 20,607  $(764,553)
   Increase (decrease) in taxes resulting from:
     State income taxes, net of federal income
      tax benefit..............................     20,189     2,576    (95,580)
     Change in the valuation allowance.........   (426,557)   (8,280)   412,114
     Realization of deferred tax asset.........        --    (37,063)       --
     Other.....................................     21,790    22,160     33,386
                                                 ---------  --------  ---------
                                                 $(291,962) $    --   $(414,633)
                                                 =========  ========  =========

  Deferred tax (assets) liabilities arising in accordance with SFAS No. 109 are as follows:

                                                              DECEMBER 31,
                                                           --------------------
                                                             1997       1996
                                                           ---------  ---------
   Deferred tax assets:
     Current deferred tax asset:
      Bad debt expense...................................  $ (59,685) $ (39,266)
      Deferred revenue...................................    (62,312)       --
     Non-current deferred tax assets:
      Net operating loss carry-forwards..................   (324,121)  (707,146)
                                                           ---------  ---------
       Total deferred tax assets.........................   (446,118)  (746,412)
                                                           ---------  ---------
   Deferred tax liabilities:
     Current deferred tax liability:
      Cash to accrual adjustments........................     88,280    176,563
     Non-current deferred tax liability:
      Capitalized software development costs.............     59,858    119,529
      Tax depreciation over book.........................      6,018     29,926
                                                           ---------  ---------
       Total deferred tax liabilities....................    154,156    326,018
                                                           ---------  ---------
       Net deferred tax asset before valuation allowance.   (291,962)  (420,394)
       Deferred tax asset valuation allowance............        --     420,394
                                                           ---------  ---------
       Net deferred tax asset............................  $(291,962) $     --
                                                           =========  =========

                      INTIME SYSTEMS INTERNATIONAL, INC.

  SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that the tax benefits associated with temporary differences will not be realized. Based on the current facts and circumstances, management believes that it is more likely than not that the deferred tax assets will be realized and, accordingly, does not believe that a valuation allowance is necessary.

NOTE 6--COMMITMENTS:

  The Company leases certain office space, equipment and a vehicle under noncancellable operating lease agreements expiring over the next five years. In addition, the Company leases certain computer equipment under capital leases, which will expire over the next three years. The asset balances are included in property and equipment, net of accumulated depreciation and amortization, in the consolidated balance sheet. The following is an analysis of the leased property under capital leases by major classes:

                                                            ASSET BALANCES AT
                                                              DECEMBER 31,
                                                           --------------------
                                                             1997       1996
                                                           ---------  ---------
   Computer and equipment................................. $ 413,074  $ 413,074
   Vehicle................................................       --      47,778
                                                           ---------  ---------
                                                             413,074    460,852
   Less: Accumulated amortization.........................  (293,977)  (113,789)
                                                           ---------  ---------
                                                           $ 119,097  $ 347,063
                                                           =========  =========

  During 1996, the Company entered into a sale-leaseback transaction whereby it sold computer equipment with a net book value of $428,720 at a loss of $66,679 and recorded a capital lease obligation of $362,041. The asset balance and accumulated amortization related to this transaction included above at December 31, 1997 is $413,074.

  At December 31, 1997, future minimum rentals for noncancellable leases with terms in excess of one year were as follows:

                                                         MINIMUM ANNUAL RENTALS
   YEAR ENDING                                           -----------------------
   DECEMBER 31,                                           OPERATING    CAPITAL
   ------------                                          ------------ ----------
   1998................................................. $   178,888  $   88,934
   1999.................................................     187,416         --
   2000.................................................     196,155         --
   2001.................................................     205,105         --
   2002.................................................         --          --
                                                         -----------  ----------
                                                         $   767,564  $   88,934
                                                         ===========  ==========

  Total rent expense under these and other agreements was $253,542, $237,460 and $139,642 for the years ended December 31, 1997, 1996 and 1995, respectively.

  Under the capital leases, the Company recorded interest expense of $31,993, $29,921 and $1,989 for the years ended December 31, 1997, 1996 and 1995, respectively.

                      INTIME SYSTEMS INTERNATIONAL, INC.

NOTE 7--SAVINGS PLAN:

  The Company has established a defined contribution plan (the "Plan") which qualifies under Section 401(k) of the Internal Revenue Code for the benefit of eligible employees and their beneficiaries. Employees may elect to contribute from 2% to 15% of their annual compensation to the Plan and the Company may make matching contributions equal to the percentage of the elective contributions made by the employees. The Company may make an additional discretionary annual contribution. Employer contributions of $0, $58,427 and $0 were made to the Plan in the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE 8--MAJOR CUSTOMERS:

  The Company's operations, as briefly described in Note 1, are conducted within one business segment.

  Customers comprising 10% or greater of the Company's net revenues are summarized as follows:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                               ----------------
                                                               1997  1996  1995
                                                               ----  ----  ----
   New York Times.............................................  12%   19%  -- %
   Asplundh Tree Service......................................  11    12   --
   Delta Airlines.............................................   3     7    11
   General American Life Insurance Company.................... --      1    23
   All others.................................................  74    61    66
                                                               ---   ---   ---
                                                               100%  100%  100%
                                                               ===   ===   ===

NOTE 9--STOCKHOLDERS' EQUITY:

  In accordance with the Escrow Agreement dated as of February 16, 1995 (the "Agreement") certain shares of Class B Common Stock and options to purchase shares of Class A Common Stock owned by certain officers, directors and employees of the Company are held in escrow and will not be assignable or transferable until such time, if ever, as the escrowed shares are released from escrow in accordance with the Agreement. Shares will be released from escrow if certain pre-tax income targets are met or when the market value of the Company's Class A Common Stock reaches certain levels. In the period in which it is probable that the release requirements will be achieved (the "Measurement Date"), the Company must record compensation expense equal to the difference between the market value of the Class A Common Stock on the Measurement Date and the market value of the shares when placed in escrow.

  The Company filed a registration statement with the Securities and Exchange Commission for an initial public offering of 1,400,000 units, (not including an underwriter's over-allotment option of 210,000 units) with each unit consisting of one share of the Company's Class A Common Stock and one redeemable Class A Warrant which became effective February 16, 1995.

  On February 27, 1995 the Company received $4,587,432 in proceeds from the initial public offering. These proceeds are net of broker commissions and the repayment of the $1,500,000 private placement notes payable plus accrued interest.

  By January 19, 1998, all of the Class B stockholders had approved the conversion of all shares of Class B Common Stock to Class A Common Stock. After the conversion, there were no outstanding shares of Class B Common Stock.

                      INTIME SYSTEMS INTERNATIONAL, INC.

NOTE 10--NET INCOME (LOSS) PER SHARE:

  In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which establishes standards for computing and presenting earnings per share ("EPS") by replacing the presentation by primary EPS with a presentation of basic EPS. In addition, SFAS No. 128 requires dual presentation of basic and diluted EPS on the face of the income statement and requires a reconciliation of the numerator and denominator of the diluted EPS calculation. The Company has adopted SFAS No. 128 as of December 31, 1997 and has restated EPS for all prior periods presented.

  Net income per share--basic is computed by dividing net income by the weighted average number of common shares outstanding. Net income per share-- diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

  In accordance with SFAS No. 128, the calculation of net income (loss) per share--basic and net income (loss) per share--diluted is presented below:

                                                  1997      1996       1995
                                                --------- --------- -----------
   Net Income (Loss) Per Share--Basic
    Computation
     Net income (loss)........................  $ 564,361 $  60,335 $(1,834,053)
     Income (Loss) available to common
      shareholders............................    564,361    60,335  (1,834,053)
                                                --------- --------- -----------
     Average common shares outstanding--basic.  2,626,815 2,615,950   2,605,040
                                                --------- --------- -----------
     Net income (Loss) per share--basic.......  $     .22 $     .02 $      (.70)
                                                ========= ========= ===========
   Net Income (Loss) Per Share--Diluted
    Computation
     Income (Loss) available to common
      shareholders............................  $ 564,361 $  60,335 $(1,834,053)
                                                ========= ========= ===========
     Incremental shares from assumed
      conversions:
       Stock Options..........................     28,678    59,976         --
                                                --------- --------- -----------
     Average common shares outstanding--
      diluted.................................  2,655,483 2,676,475   2,605,040
                                                --------- --------- -----------
     Net income (loss) per share--diluted.....  $     .21 $     .02 $      (.70)
                                                ========= ========= ===========

  Options to purchase 410,317 shares of common stock at an average price of $6.91 per share were outstanding during the fourth quarter of 1997, but were not included in the computation of net income per share--diluted because the options' exercise price was greater than the average market price of the common shares. The options, which expire at various dates over the next ten years, were still outstanding at December 31, 1997.

NOTE 11--STOCK OPTION PLANS:

  On January 10, 1994, the Company established the 1994 Stock Option Plan (the "Stock Plan") for employees, consultants and directors. The Stock Plan provides for options to buy 300,000 shares of the Company's common stock. The Stock Plan is administered by the Board of Directors. The Board of Directors will determine eligibility to receive options, the exercise price, the number of shares subject to the options, the vesting schedule and the term of any options granted. On July 1, 1997, the Company increased the number of shares which can be issued under the Stock Plan to 650,000 shares. The options vest semi-annually over a three year period each June 30 and December 31, provided that the grantee is still employed by the Company on each vesting date. The options expire ten years from their issuance date. On January 19, 1998, the Board of Directors approved the repricing of all employee options to the then current market value of $5.75 per share.

                      INTIME SYSTEMS INTERNATIONAL, INC.

  In accordance with SFAS No. 123, the fair value of each option under the Stock Plan is estimated on the date of grant using Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997 and 1996: dividend yield of 0%, expected volatility of 29% and 65%, respectively, average risk-free interest rate of 6% and an expected life of 5 years.

  The Company applies APB No. 25 and related Interpretations in accounting for its Stock Plan. Accordingly, no compensation cost has been recognized for its Stock Plan. Had compensation cost for the Company's Stock Plan been determined based on the fair value at the grant dates for awards consistent with the method of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been the pro forma amounts indicated below:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                               1997     1996
                                                             -------- ---------
   Net income (loss)
     As reported............................................ $564,361 $  60,335
     Pro forma..............................................  267,663  (198,254)
   Net income (loss) per share--basic
     As reported............................................ $    .22 $     .02
     Pro forma..............................................      .10      (.08)
   Net income (loss) per share--diluted.....................
     As reported............................................ $    .21 $     .02
     Pro forma..............................................      .10      (.07)

  A summary of the status of the Company's Stock Plan as of December 31, 1997 and 1996, and changes during these years is presented below:

                                         1997                     1996
                                ------------------------ -----------------------
                                   WEIGHTED AVERAGE         WEIGHTED AVERAGE
                                ------------------------ -----------------------
                                 SHARES   EXERCISE PRICE SHARES   EXERCISE PRICE
                                --------  -------------- -------  --------------
   Options
     Outstanding at the
      beginning of the year...   382,527      $5.25      369,433      $4.61
     Granted..................   347,800       6.09       97,700       7.06
     Exercised................   (10,316)      1.76      (11,459)      1.76
     Forfeited................  (199,695)      6.12      (73,147)      3.75
                                --------                 -------
   Outstanding at the end of
    the year..................   520,316       5.54      382,527       5.25
                                ========                 =======
   Options exercisable at the
    end of the year...........   278,522       5.81      159,532       3.90
                                ========                 =======
   Weighted average fair value
    of options granted during
    the year..................                $2.29                   $4.15

  When options are exercised, par value of the shares issued is recorded as an addition to common stock, and the remainder of the proceeds is credited to additional paid-in capital. No income or expense has been recognized in connection with the exercise of these stock options. The following table summarizes information about options outstanding at December 31, 1997:

                          OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                   ---------------------------------- -----------------------------------------
RANGE OF EXERCISE               WEIGHTED AVERAGE      WEIGHTED AVERAGE         WEIGHTED AVERAGE
      PRICE        NUMBER  REMAINING CONTRACTUAL LIFE  EXERCISE PRICE  NUMBER   EXERCISE PRICE
-----------------  ------- -------------------------- ---------------- ------- ----------------
     $1.76--
      $7.34        520,316         8.2 years               $5.54       278,522      $5.81

                      INTIME SYSTEMS INTERNATIONAL, INC.

NOTE 12--QUARTERLY OPERATING RESULTS (UNAUDITED):

  The following is a summary of the unaudited condensed consolidated quarterly operating results of the Company for 1997 and 1996:

                                              1997 QUARTER ENDED
                                ----------------------------------------------
                                DECEMBER 31 SEPTEMBER 30  JUNE 30    MARCH 31
                                ----------- ------------ ---------- ----------
   Net revenues................ $3,762,885   $3,617,710  $3,228,503 $3,272,534
   Expenses....................  3,558,570   $3,765,203  $2,845,741 $3,147,757
                                ----------   ----------  ---------- ----------
   Net income (loss)........... $  204,315   $ (147,493) $  382,762 $  124,777
                                ==========   ==========  ========== ==========
   Net income (loss) per
    share--basic............... $      .08   $     (.06) $      .15 $      .05
   Net income (loss) per
    share--diluted............. $      .08   $     (.06) $      .14 $      .05
   Weighted average shares
    outstanding
    --basic....................  2,625,500    2,618,755   2,618,259  2,617,052
   Weighted average shares
    outstanding
    --diluted..................  2,651,059    2,652,463   2,665,280  2,672,245
                                              1996 QUARTER ENDED
                                ----------------------------------------------
                                DECEMBER 31 SEPTEMBER 30  JUNE 30    MARCH 31
                                ----------- ------------ ---------- ----------
   Net revenues................ $3,277,310   $3,136,735  $2,961,343 $2,361,481
   Expenses....................  3,118,593   $2,923,085  $2,666,200 $2,968,656
                                ----------   ----------  ---------- ----------
   Net income (loss)........... $  158,717   $  213,650  $  295,143 $ (607,175)
                                ==========   ==========  ========== ==========
   Net income (loss) per
    share--basic............... $      .06   $      .08  $      .11 $     (.23)
   Net income (loss) per
    share--diluted............. $      .06   $      .08  $      .11 $     (.23)
   Weighted average shares
    outstanding
    --basic....................  2,616,499    2,616,499   2,616,470  2,614,835
   Weighted average shares
    outstanding
    --diluted..................  2,686,437    2,674,818   2,677,577  2,679,118

                                                                    APPENDIX A1

                                AMENDMENT NO. 1
                                      TO
                         AGREEMENT AND PLAN OF MERGER

  This Amendment No. 1 ("Amendment No. 1") is entered into as of May 28, 1998 and amends that certain Agreement and Plan of Merger (the "Merger Agreement") dated as of April 26, 1998 by and between ARIS Corporation, a Washington corporation, and InTime Systems International, Inc., a Delaware corporation. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

                                    RECITAL

  The Parties desire to amend the Merger Agreement to provide a different Conversion Ratio formula, and to provide Buyer with an additional right to terminate the Merger Agreement under the circumstances specified herein.

                                   AGREEMENT

  Now, therefore, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

  1.  Section 1 of the Merger Agreement is amended as follows:

    A.  The definition of "Pre-Announcement Buyer Share Price" is deleted;

    B.  A new definition, "Buyer Closing Share Price" is added as follows:

      "Buyer Closing Share Price" shall mean the average of the closing prices for one Buyer Share as reported by the Nasdaq National Market for the ten trading days immediately preceding the Closing Date.

    C.  The definition of "Target Share Price" is deleted; and

    D.  A new definition, "Minimum Target Share Price" is added as follows:

      "Minimum Target Share Price" means $9.20 per Target Share.

  2. Section 2(d)(v) of the Merger Agreement is hereby deleted in its entirety and replaced with a new Section 2(d)(v) as follows:

      "Conversion of Target Shares." At and as of the Effective Time:

              (A) each Target Share (other than any Dissenting Share or Buyer-owned Share) shall be converted into the right to receive that number of Buyer Shares equal to the Conversion Ratio (as defined below);

              (B) each outstanding warrant to purchase a Target Share shall be converted into the right to receive a warrant of like tenor and quality to purchase that number of Buyer Shares equal to the Conversion Ratio at a price equal to (1) the exercise price of such outstanding warrant divided by the Minimum Target Share Price (2) multiplied by the Buyer Closing Share Price;

              (C) each outstanding option to purchase a Target Share shall be converted into the right to receive an option of like tenor and quality to purchase that number of Buyer Shares equal to the Conversion Ratio at a price equal to (1) the exercise price of such outstanding option divided by the Minimum Target Share Price (2) multiplied by the Buyer Closing Share Price;

              (D) Each Dissenting Share shall be converted into the right to receive payment from the Surviving Corporation with respect thereto in accordance with the provisions of the Delaware General Corporation Law;

                                     A-1-1

              (E)  Each Buyer-owned Share shall be cancelled; and

              (F) Each Target Share held in Target's treasury shall be cancelled.

  The ratio of Buyer Shares to one Target Share is referred to herein as the "Conversion Ratio." The Conversion Ratio shall be determined by dividing (1) Thirty-Three Million Dollars ($33,000,000) less the value of all Target Warrants ($5,367,375) and Target Options ($3,462,737) outstanding as of April 26, 1998, the date the Merger Agreement was signed, by (2) the Buyer Closing Share Price, which quotient shall be divided by the number of Target Shares outstanding as of the Closing Date; provided, that in the event the Buyer Closing Share Price is (i) less than $34.56, the Conversion Ratio shall be the Minimum Target Share Price divided by the Buyer Closing Share Price; (ii) greater than or equal to $34.56 but less than or equal to $35.00, the Conversion Ratio shall be 0.2662388; (iii) greater than $35.00, the Conversion Ratio shall be the (x) Minimum Target Share Price divided by (y) the Buyer Closing Share Price minus $0.44. No Target Share shall be deemed to be outstanding or to have any rights other than those set forth above in this
Section 2(d)(v) after the Effective Time. Schedule 1 attached hereto sets forth examples of calculation of the Conversion Ratio.

  3.  A new Section 7(a)(viii), is added, as follows:

    "the Buyer may terminate this Agreement after the Target has obtained the Requisite Target Stockholder Approval in the event the average of the closing prices for one Buyer Share as reported by the Nasdaq National Market for any ten consecutive trading day period (which period must end on a day following the Special Target Meeting) is less than $25.00 by giving written notice to Target prior to Closing."

  4.  The following sentence is added to the end of Section 7(b):

    "Further, if Buyer terminates this Agreement in accordance with Section 7(a)(viii), the Buyer shall pay to the Target a termination fee in the amount of Five Hundred Thousand Dollars ($500,000).

  IN WITNESS WHEREOF, the Parties have executed this Amendment No. 1 as of the date first above written.

                                          ARIS Corporation

                                                     /s/ Paul Y. Song
                                          By: _________________________________
                                                  Paul Y. Song, President

                                          INTIME SYSTEMS INTERNATIONAL, INC.

                                                   /s/ William E. Berry
                                          By: _________________________________
                                                William E. Berry, President

                                     A-1-2

                                                                APPENDIX A2



                          AGREEMENT AND PLAN OF MERGER

                                    BETWEEN

                                ARIS CORPORATION

                                      AND

                       INTIME SYSTEMS INTERNATIONAL, INC.

                                 APRIL 26, 1998

                               TABLE OF CONTENTS

1. Definitions...........................................................  A-2-1
2. Basic Transaction.....................................................  A-2-3
  (a)The Merger..........................................................  A-2-3
  (b)The Closing.........................................................  A-2-3
  (c)Actions at the Closing..............................................  A-2-3
  (d)Effect of Merger....................................................  A-2-3
  (e)Procedure for Exchange of Target Shares, Warrants and Options.......  A-2-5
  (f)Closing of Transfer Records.........................................  A-2-5
3. Representations and Warranties of the Target..........................  A-2-5
  (a)Organization, Qualification, and Corporate Power....................  A-2-6
  (b)Capitalization......................................................  A-2-6
  (c)Authorization of Transaction........................................  A-2-6
  (d)Noncontravention....................................................  A-2-6
  (e)Filings with the SEC................................................  A-2-6
  (f)Financial Statements................................................  A-2-6
  (g)Events Subsequent to Most Recent Fiscal Period End..................  A-2-7
  (h)Undisclosed Liabilities.............................................  A-2-7
  (i)First Quarter Results of Operations.................................  A-2-7
  (j)Brokers' Fees.......................................................  A-2-7
  (k)Continuity of Business Enterprise...................................  A-2-7
  (l)Disclosure..........................................................  A-2-7
  (m)Litigation..........................................................  A-2-7
  (n)Pooling Treatment...................................................  A-2-7
4. Representations and Warranties of the Buyer...........................  A-2-8
  (a)Organization........................................................  A-2-8
  (b)Capitalization......................................................  A-2-8
  (c)Authorization of Transaction........................................  A-2-8
  (d)Noncontravention....................................................  A-2-8
  (e)Filings with the SEC................................................  A-2-8
  (f)Financial Statements................................................  A-2-9
  (g)Events Subsequent to Most Recent Fiscal Year End....................  A-2-9
  (h)First Quarter Results of Operations.................................  A-2-9
  (i)Undisclosed Liabilities.............................................  A-2-9
  (j)Brokers' Fees.......................................................  A-2-9
  (k)Continuity of Business Enterprise...................................  A-2-9
  (l)Disclosure..........................................................  A-2-9
  (m)Litigation..........................................................  A-2-9
  (n)Pooling Treatment................................................... A-2-10
5. Covenants............................................................. A-2-10
  (a)General............................................................. A-2-10
  (b)Notices and Consents................................................ A-2-10
  (c)Regulatory Matters and Approvals.................................... A-2-10
  (d)Fairness Opinion and Comfort Letters................................ A-2-10
  (e)Listing of Buyer Shares............................................. A-2-11

                                      (i)

  (f)Operation of Business............................................... A-2-11
  (g)Full Access......................................................... A-2-11
  (h)Notice of Developments.............................................. A-2-11
  (i)Insurance and Indemnification....................................... A-2-11
  (j)Continuity of Business Enterprise................................... A-2-12
  (k)Pooling; Affiliate Certificate...................................... A-2-12
  (l)Pooling............................................................. A-2-12
  (m)Solicitation........................................................ A-2-12
  (n)Post-Closing Covenants.............................................. A-2-13
6. Conditions to Obligation to Close..................................... A-2-13
  (a)Conditions to Obligation of the Buyer............................... A-2-13
  (b)Conditions to Obligation of the Target.............................. A-2-14
7. Termination........................................................... A-2-15
  (a)Termination of Agreement............................................ A-2-15
  (b)Effect of Termination............................................... A-2-16
8. Miscellaneous......................................................... A-2-16
  (a)Survival............................................................ A-2-16
  (b)Press Releases and Public Announcements............................. A-2-16
  (c)No Third Party Beneficiaries........................................ A-2-16
  (d)Entire Agreement.................................................... A-2-17
  (e)Succession and Assignment........................................... A-2-17
  (f)Counterparts........................................................ A-2-17
  (g)Headings............................................................ A-2-17
  (h)Notices............................................................. A-2-17
  (i)Governing Law....................................................... A-2-18
  (j)Amendments and Waivers.............................................. A-2-18
  (k)Severability........................................................ A-2-18
  (l)Expenses............................................................ A-2-18
  (m)Construction........................................................ A-2-18
  (n)Incorporation of Exhibits and Schedules............................. A-2-18

Exhibit A-1--Articles of Merger

Exhibit A-2--Certificate of Merger

Exhibit B--Form of Letter of Transmittal

Exhibit C--Permitted Investments

Exhibit D--Target March 31, 1998 Income Statement

Exhibit E--Buyer March 31, 1998 Income Statement

Exhibit F--Form of Affiliate Certificate from Certain Target Stockholders

Exhibit G--Form of Opinion of Counsel to the Target

Exhibit H--Form of Opinion of Accountants Regarding Tax-Free Nature of the
Merger

Exhibit I--Form of Opinion of Counsel to the Buyer

Exhibit J--Form of Agreement to be Bound by Registration Rights Agreement

Exhibit K--Form of Employment Agreement of William E. Berry

Exhibit L--Form of Employment Agreement of Michael D. Matte

Schedule 1--Illustration of Conversion Ratio

Disclosure Schedule--Exceptions to Representations and Warranties


                                      (ii)

                         AGREEMENT AND PLAN OF MERGER

  Agreement entered into as of April 26, 1998 by and between ARIS Corporation, a Washington corporation (the "Buyer"), and InTime Systems International, Inc., a Delaware corporation (the "Target"). The Buyer and the Target are referred to collectively herein as the "Parties."

  This Agreement contemplates a tax-free merger of the Target with and into the Buyer in a reorganization pursuant to Code Section 368(a)(1)(A). The Target Stockholders will receive capital stock in the Buyer in exchange for their capital stock in the Target. The Parties expect that the Merger will further certain of their business objectives including, without limitation,
(i) the expansion of Buyer's capabilities in human resource systems, particularly with PeopleSoft and Oracle software, (ii) the acquisition by Buyer of consulting offices in two strategic locations, thereby strengthening its nationwide presence, and (iii) the Target's ability to broaden its service offerings and geographic coverage in combination with those of Buyer.

  Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

  1. Definitions.

  "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

  "Articles of Merger" have the meaning set forth in Section 2(c) below.

  "Buyer" has the meaning set forth in the preface above.

  "Buyer-owned Share" means any Target Share that the Buyer owns beneficially.

  "Buyer Comfort Letter" has the meaning set forth in Section 5(d) below.

  "Buyer Public Report" has the meaning set forth in Section 4(e) below.

  "Buyer Share" means any share of the Common Stock, without par value, of the Buyer.

  "Certificate of Merger" has the meaning set forth in Section 2(c) below.

  "Closing" has the meaning set forth in Section 2(b) below.

  "Closing Date" has the meaning set forth in Section 2(b) below.

  "Confidential Information" means any information concerning the businesses and affairs of the Target and its Subsidiaries that is not already generally available to the public.

  "Conversion Ratio" has the meaning set forth in Section 2(d)(v) below.

  "Definitive Target Proxy Materials" means the definitive proxy materials relating to the Special Target Meeting.

  "Delaware General Corporation Law" means the General Corporation Law of the State of Delaware, as amended.

  "Disclosure Schedule" has the meaning set forth in Section 3 below.

  "Dissenting Share" means any Target Share as to which the holder of record has exercised his or its appraisal rights under the Delaware General Corporation Law.

                                     A-2-1

  "Effective Time" has the meaning set forth in Section 2(d)(i) below.

  "Escrow Agreement" means that certain Escrow Agreement dated as of February 16, 1995, by and among American Stock Transfer and Trust Company, Target and the holders of Escrow Shares and Escrow Options.

  "Escrow Option" means an option to purchase one share of Class A Common Stock, par value $.01 per share of the Target, which is subject to the Escrow Agreement.

  "Escrow Share" means one of the 1,934,206 shares of Class B Common Stock, par value $.01 per share, of the Target, subject to the Escrow Agreement.

  "Exchange Agent" has the meaning set forth in Section 2(e)(i) below.

  "Fairness Opinion" has the meaning set forth in Section 5(d)(i) below.

  "GAAP" means United States generally accepted accounting principles as in effect from time to time.

  "IRS" means the Internal Revenue Service.

  "Joint Disclosure Document" means the disclosure document combining the Prospectus and the Definitive Target Proxy Materials.

  "Knowledge" means actual knowledge after reasonable investigation.

  "Merger" has the meaning set forth in Section 2(a) below.

  "Merger Filings" has the meaning set forth in Section 2(c) below.

  "Most Recent Fiscal Period End" has the meaning set forth in Section 3(f) below.

  "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

  "Party" has the meaning set forth in the preface above.

  "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

  "Pre-Announcement Buyer Share Price" means $34.56 per Buyer Share.

  "Prospectus" means the final prospectus relating to the registration of the Buyer Shares under the Securities Act.

  "Registration Statement" has the meaning set forth in Section 5(c)(i) below.

  "Requisite Target Stockholder Approval" means the affirmative vote in favor of this Agreement and the Merger by the holders of a majority of the Target Shares present in person or by proxy at the Special Target Meeting.

  "SEC" means the Securities and Exchange Commission.

  "Securities Act" means the Securities Act of 1933, as amended.

  "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

                                     A-2-2

  "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, landlord's and similar liens, (b) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings,
(c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

  "Special Target Meeting" has the meaning set forth in Section 5(c)(ii) below.

  "Subsidiary" means any corporation with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

  "Surviving Corporation" has the meaning set forth in Section 2(a) below.

  "Target" has the meaning set forth in the preface above.

  "Target Public Report" has the meaning set forth in Section 3(e) below.

  "Target Share" means any share of the Class A Common Stock, par value $.01 per share of the Target, and shall not include any Escrow Share or any Target Share underlying any Escrow Options.

  "Target Share Price" means $9.20 per Target Share.

  "Target Stockholder" means any Person who or which holds any Target Shares.

  "Washington Business Corporation Act" means the Washington Business Corporation Act, as amended.

  2. Basic Transaction.

  (a) The Merger. On and subject to the terms and conditions of this Agreement, the Target will merge with and into the Buyer (the "Merger") at the Effective Time. The Buyer shall be the corporation surviving the Merger (the "Surviving Corporation").

  (b) The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Van Valkenberg Furber Law Group P.L.L.C. in Seattle, Washington, commencing at 9:00 a.m. local time on the first business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as the Parties may mutually determine (the "Closing Date").

  (c) Actions at the Closing. At the Closing, (i) the Target will deliver to the Buyer the various certificates, instruments, and documents referred to in
Section 6(a) below, (ii) the Buyer will deliver to the Target the various certificates, instruments, and documents referred to in Section 6(b) below,
(iii) the Buyer and the Target will file, with the Secretary of State of the State of Washington the Articles of Merger in the form attached hereto as Exhibit A-1 and, with the Secretary of State of the State of Delaware, a Certificate of Merger in the form attached hereto as Exhibit A-2, in accordance with the Washington Business Corporation Act and the Delaware General Corporation Law, respectively (the "Merger Filings") and (iv) the Buyer will deliver to the Exchange Agent in the manner provided below in this Section 2 the certificate evidencing the Buyer Shares issued in the Merger.

  (d) Effect of Merger.

    (i) General. The Merger shall become effective at the time (the "Effective Time") the Buyer and the Target complete the Merger Filings. The Merger shall have the effect set forth in the Washington Business Corporation Act and the Delaware General Corporation Law. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name

                                     A-2-3
  and on behalf of either the Buyer or the Target in order to carry out and effectuate the transactions contemplated by this Agreement.

    (ii) Articles of Incorporation. The Articles of Incorporation of the Buyer in effect at and as of the Effective Time will remain the Articles of Incorporation of the Surviving Corporation without any modification or amendment in the Merger.

    (iii) Bylaws. The Bylaws of the Buyer in effect at and as of the Effective Time will remain the Bylaws of the Surviving Corporation without any modification or amendment in the Merger.

    (iv) Directors and Officers. The directors and officers of the Buyer in office at and as of the Effective Time will remain the directors and officers of the Surviving Corporation (retaining their respective positions and terms of office).

    (v) Conversion of Target Shares. At and as of the Effective Time:

      (A) each Target Share (other than any Dissenting Share or Buyer-owned Share) shall be converted into the right to receive 0.266 Buyer Shares;

      (B) each outstanding warrant to purchase a Target Share shall be converted into the right to receive a warrant of like tenor and quality to purchase 0.266 Buyer Shares at an exercise price equal to (1) the exercise price of such outstanding warrant divided by the Target Share Price (2) multiplied by the Pre-Announcement Buyer Share Price;

      (C) each outstanding option to purchase a Target Share shall be converted into the right to receive an option of like tenor and quality to purchase 0.266 Buyer Shares at an exercise price equal to (1) the exercise price of such outstanding option divided by the Target Share Price (2) multiplied by the Pre-Announcement Buyer Share Price;

      (D) each Dissenting Share shall be converted into the right to receive payment from the Surviving Corporation with respect thereto in accordance with the provisions of the Delaware General Corporation Law;

      (E) each Buyer-owned Share shall be canceled; and

      (F) each Target Share held in Target's treasury shall be canceled.

The ratio of Buyer Shares to one Target Share is referred to herein as the "Conversion Ratio." The Conversion Ratio has been determined by dividing (1) Thirty-Three Million Dollars ($33,000,000) less the value of all Target Warrants ($5,367,375) and Target Options ($3,462,737) outstanding as of the date of this Agreement by (2) $34.56, which is the average closing price for one Buyer Share as reported by the Nasdaq National Market for the ten trading days from the earlier of (i) the first public announcement of the Merger or
(ii) the date of this Agreement (the "Pre-Announcement Buyer Share Price") which quotient shall be divided by the outstanding number of Target Shares, and shall be subject to (x) equitable adjustment in the event of any stock split, stock dividend, reverse stock split, or other change in the number of Target Shares outstanding and (y) price adjustment in the event that the average closing price for one Buyer Share as reported on by the Nasdaq National Market for the ten trading days immediately preceding the Closing Date has dropped by more than 8.85% from the Pre-Announcement Buyer Share Price, in which case the formulas set forth above shall be adjusted to reflect the average closing price for one Buyer Share as reported by the Nasdaq National Market for the ten trading days immediately preceding the Closing Date. No Target Share shall be deemed to be outstanding or to have any rights other than those set forth above in this Section 2(d)(v) after the Effective Time. Schedule 1 attached hereto illustrates how the Parties intend the Conversion Ratio to operate (without giving effect to any subsequent equitable or price adjustments).

    (vi) Buyer Shares. Each Buyer Share issued and outstanding at and as of the Effective Time will remain issued and outstanding.

                                     A-2-4

  (e) Procedure for Exchange of Target Shares, Warrants and Options.

    (i) Immediately after the Effective Time, (A) the Buyer will furnish to ChaseMellon Shareholder Services (the "Exchange Agent") a list of the names, addresses, certificate numbers, certificate amounts and certificate dates with respect to the Target Shares, warrants to purchase Target Shares (the "Target Warrants"), Target Stockholders, and Target Warrant holders and (B) the Buyer will cause the Exchange Agent to mail a letter of transmittal (with instructions for its use) in the form attached hereto as Exhibit B to each record holder of outstanding Target Shares or Target Warrants, as the case may be, for the holder thereof to use in surrendering the certificates which represented his or its Target Shares or Target Warrants in exchange for a certificate representing the number of Buyer Shares or warrants to purchase Buyer Shares (the "Buyer Warrants") to which he or it is entitled.

    (ii) The Buyer will not pay any dividend or make any distribution on Buyer Shares (with a record date at or after the Effective Time) to any record holder of outstanding Target Shares until the holder surrenders for exchange his or its certificates which represented Target Shares. The Buyer instead will pay the dividend or make the distribution to the Exchange Agent in trust for the benefit of the holder pending surrender and exchange. The Buyer may cause the Exchange Agent to invest any cash the Exchange Agent receives from the Buyer as a dividend or distribution in one or more of the permitted investments set forth on Exhibit C attached hereto; provided, however, that the terms and conditions of the investments shall be such as to permit the Exchange Agent to make prompt payments of cash to the holders of outstanding Target Shares as necessary. The Buyer may cause the Exchange Agent to pay over to the Buyer any net earnings with respect to the investments, and the Buyer will replace promptly any cash which the Exchange Agent loses through investments. In no event, however, will any holder of outstanding Target Shares be entitled to any interest or earnings on the dividend or distribution pending receipt.

    (iii) The Buyer may cause the Exchange Agent to return any Buyer Shares and dividends and distributions thereon, or any Buyer Warrants (including any additional Buyer Warrants issued upon adjustments thereto), remaining unclaimed 180 days after the Effective Time, and thereafter each remaining record holder of outstanding Target Shares or holder of Target Warrants shall be entitled to look to the Buyer (subject to abandoned property, escheat, and other similar laws) as a general creditor thereof with respect to the Buyer Shares and dividends and distributions thereon, or the Buyer Warrants, to which he or it is entitled upon surrender of his or its certificates.

    (iv) The Buyer shall pay all charges and expenses of the Exchange Agent.

    (v) Immediately after the Effective Time, the Buyer will furnish to each holder of outstanding options to purchase Target Shares ("Target Options") a confirmation of outstanding Options (with instructions for its use) for the holder to use in confirming the number of Target Options, exercise price and vesting schedule and in surrendering all written Option agreements, if any, which represented his or her Target Options in exchange for a Stock Option Letter Agreement or Agreements representing options to purchase Buyer Shares (the "Buyer Options") to which he or she is entitled.

  (f) Closing of Transfer Records. From and after the Effective Time, the transfer books of the Target shall be closed and no transfer of Target Shares, or instruments convertible into Target Shares, shall thereafter be made. If, after the Effective Time certificates formerly representing Target Shares, or instruments convertible into Target Shares, are presented to the Buyer, they shall be canceled and exchanged for certificates representing Buyer Shares, or instruments convertible into Buyer Shares, as set forth in Section 2(d)(v) hereof.

  3. Representations and Warranties of the Target. The Target represents and warrants to the Buyer that the statements contained in this Section 3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section
3), except as set forth in the disclosure schedule accompanying this Agreement and initialed by the Parties (the "Disclosure Schedule"). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 3.

                                     A-2-5

  (a) Organization, Qualification, and Corporate Power. Each of the Target and its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each of the Target and its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a material adverse effect on the financial condition of the Target and its Subsidiaries taken as a whole or on the ability of the Parties to consummate the transactions contemplated by this Agreement. Each of the Target and its Subsidiaries has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

  (b) Capitalization. The entire authorized capital stock of the Target consists of 20,000,000 Target Shares, of which 2,626,815 Target Shares are issued and outstanding and no Target Shares are held in treasury. All of the issued and outstanding Target Shares have been duly authorized and are validly issued, fully paid, and nonassessable. Schedule 1 sets forth the outstanding Target Options and Target Warrants, or other outstanding or authorized purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Target to issue, sell, or otherwise cause to become outstanding any of its capital stock. In addition, Target has Escrow Shares and Escrow Options subject to the Escrow Agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Target.

  (c) Authorization of Transaction. The Target has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder; provided, however, that the Target cannot consummate the Merger unless and until it receives the Requisite Target Stockholder Approval. This Agreement constitutes the valid and legally binding obligation of the Target, enforceable in accordance with its terms and conditions.

  (d) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which any of the Target and its Subsidiaries is subject or any provision of the charter or bylaws of any of the Target and its Subsidiaries or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which any of the Target and its Subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets), except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, or failure to give notice would not have a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement. Other than in connection with the provisions of the Washington Business Corporation Act, the Delaware General Corporation Law, the Securities Exchange Act, the Securities Act, and the state securities laws, none of the Target and its Subsidiaries need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

  (e) Filings with the SEC. The Target has made all filings with the SEC that it has been required to make under the Securities Act and the Securities Exchange Act (collectively the "Target Public Reports"). Each of the Target Public Reports has complied in all material respects with the Securities Act and the Securities Exchange Act in effect as of their respective dates. None of the Target Public Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Target has delivered to the Buyer a correct and complete copy of each Target Public Report (together with all exhibits and schedules thereto and as amended to date).

  (f) Financial Statements. The Target has filed an Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 (the "Most Recent Fiscal Period End"). The financial statements included in or

                                     A-2-6
incorporated by reference into such Target Public Report (including the related notes and schedules) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of the Target and its Subsidiaries as of the indicated dates and the results of operations of the Target and its Subsidiaries for the indicated periods, are correct and complete in all material respects, and are consistent with the books and records of the Target and its Subsidiaries.

  (g) Events Subsequent to Most Recent Fiscal Period End. Since the Most Recent Fiscal Period End, there has not been any change which would have a material adverse effect on the business, financial condition, operations, results of operations, or future prospects of the Target and its Subsidiaries taken as a whole.

  (h) Undisclosed Liabilities. Neither the Target nor any of its Subsidiaries has any obligations or liabilities (contingent or otherwise) except obligations and liabilities (i) that are fully accrued or provided for in all material respects in the consolidated balance sheet of the Target as of December 31, 1997 in accordance with GAAP, or disclosed in the notes therein in accordance with GAAP, (ii) that were incurred after December 31, 1997 in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law), or (iii) that either individually or in the aggregate would not have a material adverse effect on the business, financial condition, operations, results of operations, or future prospects of the Target and its Subsidiaries taken as a whole. All material agreements currently in effect, including all material agreements, arrangements or understandings with directors and officers of the Target are or will be filed as Exhibits to the Target Public Reports.

  (i) First Quarter Results of Operations. Attached hereto as Exhibit D is the consolidated statement of operations of the Target for the quarter ended March 31, 1998 (the "Target March 31, 1998 Income Statement"). The Target March 31, 1998 Income Statement complies, as of the date thereof, in all material respects with the Securities Exchange Act and the rules and regulations of the SEC promulgated thereunder, presents fairly the results of operations of the Target and its Subsidiaries for such quarter, and is correct and complete in all material respects.

  (j) Brokers' Fees. None of the Target and its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

  (k) Continuity of Business Enterprise. The Target operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Reg. Section 1.368-1(d).

  (l) Disclosure. The Definitive Target Proxy Materials will comply with the Securities Exchange Act in all material respects. The Definitive Target Proxy Materials will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they will be made, not misleading; provided, however, that the Target makes no representation or warranty with respect to any information that the Buyer will supply specifically for use in the Definitive Target Proxy Materials. None of the information that the Target will supply specifically for use in the Registration Statement, or the Prospectus will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they will be made, not misleading.

  (m) Litigation. The Target is not (i) subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) a party to or, to the Knowledge of any directors or executive officers of the Target, threatened to be made a party to, any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator.

  (n) Pooling Treatment. To the Knowledge of any directors or executive officers of Target, there are no events or circumstances relating to Target which would preclude Target's ability to enter into a transaction to be accounted for as a "pooling of interests" under GAAP.

                                     A-2-7

  4. Representations and Warranties of the Buyer. The Buyer represents and warrants to the Target that the statements contained in this Section 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section
4), except as set forth in the Disclosure Schedule. The Disclosure Schedule will be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Section 4.

  (a) Organization. The Buyer is a corporation duly organized and validly existing under the laws of the jurisdiction of its incorporation. Each of the Buyer and its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a material adverse effect on the financial condition of the Buyer and its Subsidiaries taken as a whole or on the ability of the Parties to consummate the transactions contemplated by this Agreement. Each of the Buyer and its Subsidiaries has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

  (b) Capitalization. The entire authorized capital stock of the Buyer consists of 100,000,000 Buyer Shares, of which 10,302,353 Buyer Shares are issued and outstanding, and 5,000,000 shares of preferred stock, without par value, none of which are issued and outstanding. All of the Buyer Shares to be issued in the Merger have been duly authorized and, upon consummation of the Merger, will be validly issued, fully paid, and nonassessable. All other Buyer Shares have been duly authorized and are validly issued, fully paid and nonassessable. All of the Buyer Shares to be issued upon exercise of the Buyer Warrants and Buyer Options have been duly authorized, and, upon exercise thereof, will be validly issued, fully paid and nonassessable. Except as disclosed in or contemplated by the Buyer Public Reports, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Buyer to issue, sell, or otherwise cause to become outstanding any of its capital stock.

  (c) Authorization of Transaction. The Buyer has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable in accordance with its terms and conditions.

  (d) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Buyer is subject or any provision of the charter or bylaws of the Buyer or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which the Buyer is a party or by which it is bound or to which any of its assets is subject, except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, or failure to give notice would not have a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement. Other than in connection with the provisions of the Washington Business Corporation Act, the Delaware General Corporation Law, the Securities Exchange Act, the Securities Act, and the state securities laws, none of the Buyer and its Subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

  (e) Filings with the SEC. The Buyer has made all filings with the SEC that it has been required to make under the Securities Act and the Securities Exchange Act (collectively the "Buyer Public Reports"). Each of the Buyer Public Reports has complied in all material respects with the Securities Act and the Securities Exchange Act in effect as of their respective dates. None of the Buyer Public Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

                                     A-2-8

  (f) Financial Statements. The Buyer has filed an Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "Most Recent Fiscal Period End"). The financial statements included in or incorporated by reference into such Buyer Public Report (including the related notes and schedules) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of the Buyer and its Subsidiaries as of the indicated dates and the results of operations of the Buyer and its Subsidiaries for the indicated periods, are correct and complete in all material respects, and are consistent with the books and records of the Buyer and its Subsidiaries.

  (g) Events Subsequent to Most Recent Fiscal Year End. Since the Most Recent Fiscal Period End, there has not been any change which would have a material adverse effect on the business, financial condition, operations, results of operations, or future prospects of the Buyer and its Subsidiaries taken as a whole.

  (h) First Quarter Results of Operations. Attached hereto as Exhibit E is the consolidated statement of income of the Buyer for the quarter ended March 31, 1998 (the "Buyer March 31, 1998 Income Statement"). The Buyer March 31, 1998 Income Statement complies, as of the date thereof, in all material respects with the Securities Exchange Act and the rules and regulations of the SEC promulgated thereunder, presents fairly the results of operations of the Buyer and its Subsidiaries for such quarter, and is correct and complete in all material respects.

  (i) Undisclosed Liabilities. Neither the Buyer nor any of its Subsidiaries has any obligations or liabilities (contingent or otherwise) except obligations and liabilities (i) that are fully accrued or provided for in all material respects in the consolidated balance sheet of the Buyer as of December 31, 1997 in accordance with GAAP, or disclosed in the notes therein in accordance with GAAP, (ii) that were incurred after December 31, 1997 in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law), or (iii) that either individually or in the aggregate would not have a material adverse effect on the business, financial condition, operations, results of operations, or future prospects of the Buyer and its Subsidiaries taken as a whole. All material agreements currently in effect, including all agreements, arrangements or understandings with directors and officers of the Target are filed as Exhibits to the Target Public Reports.

  (j) Brokers' Fees. The Buyer does not have any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which any of the Target and its Subsidiaries could become liable or obligated.

  (k) Continuity of Business Enterprise. It is the present intention of the Buyer to continue at least one significant historic business line of the Target, or to use at least a significant portion of the Target's historic business assets in a business, in each case within the meaning of Reg. Section 1.368-1(d).

  (l) Disclosure. The Registration Statement and the Prospectus will comply with the Securities Act and the Securities Exchange Act in all material respects. The Registration Statement and the Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they will be made, not misleading; provided, however, that the Buyer makes no representation or warranty with respect to any information that the Target will supply specifically for use in the Registration Statement and the Prospectus. None of the information that the Buyer will supply specifically for use in the Definitive Target Proxy Materials will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they will be made, not misleading.

  (m) Litigation. The Buyer is not (i) subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) a party to or, to the Knowledge of any directors or executive officers of the Buyer, threatened to be made a party to, any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator.

                                     A-2-9

  (n) Pooling Treatment. To the Knowledge of any directors or executive officers of Buyer, there are no events or circumstances relating to Buyer which would preclude Buyer's ability to enter into a transaction to be accounted for as a "pooling of interests" under GAAP.

  5. Covenants. The Parties agree as follows with respect to the period from and after the execution of this Agreement through the earlier of Closing or termination of this Agreement.

  (a) General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 6 below).

  (b) Notices and Consents. The Target will give any notices (and will cause each of its Subsidiaries to give any notices) to third parties, and will use its best efforts to obtain (and will cause each of its Subsidiaries to use its best efforts to obtain) any third party consents, that the Buyer may reasonably request in connection with the matters referred to in Section 3(d) above.

  (c) Regulatory Matters and Approvals. Each of the Parties will (and the Target will cause each of its Subsidiaries to) give any notices to, make any filings with, and use its best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Section 3(d) and Section 4(d) above. Without limiting the generality of the foregoing:

    (i) Securities Act, Securities Exchange Act, and State Securities
  Laws. The Target will prepare and file with the SEC preliminary proxy materials under the Securities Exchange Act relating to the Special Target Meeting. The Buyer will prepare and file with the SEC a registration statement under the Securities Act relating to the offering and issuance of the Buyer Shares (the "Registration Statement"). The filing Party in each instance will use its best efforts to respond to the comments of the SEC thereon and will make any further filings (including amendments and supplements) in connection therewith that may be necessary, proper, or advisable. The Buyer will provide the Target, and the Target will provide the Buyer, with whatever information and assistance in connection with the foregoing filings that the filing Party may request. The Buyer will take all actions that may be necessary, proper, or advisable under state securities laws in connection with the offering and issuance of the Buyer Shares.

    (ii) Delaware General Corporation Law. The Target will call a special meeting of its stockholders (the "Special Target Meeting") as soon as practicable in order that the stockholders may consider and vote upon the adoption of this Agreement and the approval of the Merger in accordance with the Delaware General Corporation Law. The Target will mail the Joint Disclosure Document to its stockholders and as soon as practicable. The Joint Disclosure Document will contain the affirmative recommendation of the board of directors of the Target in favor of the adoption of this Agreement and the approval of the Merger; provided, however, that no director or officer of Target shall be required to violate any fiduciary duty or other requirement imposed by law in connection therewith.

  (d) Fairness Opinion and Comfort Letters. The Target will deliver to the Buyer on or before the date the Joint Disclosure Document is mailed to its stockholders (i) a copy of the opinion of Raymond James & Associates, Inc. as to the fairness of the Merger to the Target Stockholders from a financial point of view (the "Fairness Opinion"), which copy shall be for the information of Buyer but may not be relied upon by Buyer and (ii) a letter of Price Waterhouse LLP stating their conclusions as to the accuracy of certain information derived from the financial records of the Target and its Subsidiaries and contained in the Disclosure Document (the "Target Comfort Letter"). The Fairness Opinion shall be reasonably satisfactory to the Buyer in form and substance. The Target Comfort Letter shall be reasonably satisfactory to the Buyer in form and substance and shall be brought down as of the Closing Date. The Buyer will deliver to the Target on or before the date the Joint Disclosure Document is mailed to its stockholders a letter of Price Waterhouse LLP stating their conclusions as to the accuracy of certain information derived from the financial records of the Buyer and its Subsidiaries and contained in the Joint Disclosure Document (the "Buyer Comfort Letter"). The Buyer Comfort Letter shall be reasonably satisfactory to the Target in form and substance and shall be brought down as of the Closing Date.

                                     A-2-10

  (e) Listing of Buyer Shares. The Buyer will use its best efforts to cause the Buyer Shares that will be issued in the Merger to be approved for listing on the Nasdaq National Market, subject to official notice of issuance, prior to the Effective Time.

  (f) Operation of Business. The Target will not (and will not cause or permit any of its Subsidiaries to) engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business. Without limiting the generality of the foregoing:

    (i) none of the Target and its Subsidiaries will authorize or effect any change in its charter or bylaws;

    (ii) none of the Target and its Subsidiaries will grant any options, warrants, or other rights to purchase or obtain any of its capital stock or issue, sell, or otherwise dispose of any of its capital stock (except upon the conversion or exercise of options, warrants, and other rights currently outstanding);

    (iii) none of the Target and its Subsidiaries will declare, set aside, or pay any dividend or distribution with respect to its capital stock (whether in cash or in kind), or redeem, repurchase, or otherwise acquire any of its capital stock;

    (iv) none of the Target and its Subsidiaries will issue any note, bond, or other debt security or create, incur, assume, or guarantee any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

    (v) none of the Target and its Subsidiaries will impose any Security Interest upon any of its assets outside the Ordinary Course of Business;

    (vi) none of the Target and its Subsidiaries will make any capital investment in, make any loan to, or acquire the securities or assets of any other Person outside the Ordinary Course of Business;

    (vii) none of the Target and its Subsidiaries will make any change in employment terms for any of its directors or executive officers, or enter into any other arrangement or agreement with directors or executive officers, without the prior written consent of the Buyer, and none of the Target and its Subsidiaries will make any change in employment terms for any of its employees outside the Ordinary Course of Business; and

    (viii) none of the Target and its Subsidiaries will commit to any of the foregoing.

  (g) Full Access. The Target will (and will cause each of its Subsidiaries to) permit representatives of the Buyer to have full access to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to each of the Target and its Subsidiaries. The Buyer will (and will cause each of its employees and agents to) treat and hold as such any Confidential Information it receives from any of the Target and its Subsidiaries in the course of the reviews contemplated by this Section 5(g), will not use any of the Confidential Information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, agrees to return to the Target all tangible embodiments (and all copies) thereof which are in its possession. The provisions of this Section 5(g) relating to the Confidential Information will survive any termination of this Agreement.

  (h) Notice of Developments. Each Party will give prompt written notice to the other of any material adverse development causing a breach of any of its own representations and warranties in Section 3 and Section 4 above. No disclosure by any Party pursuant to this Section 5(h), however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

  (i) Insurance and Indemnification.

    (i) The Buyer will provide each individual who served as a director or officer of the Target at any time prior to the Effective Time with liability insurance for a period of 36 months after the Effective Time in an amount not less than $5 million and otherwise no less favorable in coverage than any applicable insurance in effect immediately prior to the Effective Time; and

                                    A-2-11

    (ii) The Buyer, as the Surviving Corporation in the Merger, will observe any indemnification provisions now existing in the certificate of incorporation or bylaws of the Target for the benefit of any individual who served as a director or officer of the Target at any time prior to the Effective Time.

  (j) Continuity of Business Enterprise. The Buyer will continue at least one significant historic business line of the Target, or use at least a significant portion of the Target's historic business assets in a business, in each case within the meaning of Reg. Section 1.368-1(d).

  (k) Pooling; Affiliate Certificate. Target will (i) not (and will cause each of its affiliates to not) take any action after the date of this Agreement which would have the effect of causing the Merger to fail to be accounted for as a "pooling of interests" under GAAP; (ii) cause each of its affiliates to sell Buyer Shares received in the Merger pursuant to Rule 144 under the Securities Act; and (iii) cause each of its affiliates to execute an Affiliate Certificate substantially in the form attached hereto as Exhibit F.

  (l) Pooling. Buyer will not (and will cause each of its affiliates to not) take any action after the date of this Agreement and prior to Closing which would have the effect of causing the Merger to fail to be accounted for as a "pooling of interests" under GAAP.

  (m) Solicitation. Unless this Agreement is terminated pursuant to Section 7:

    (i) The Target shall not initiate, solicit or encourage (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction, enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize any of its respective officers or directors to take any such action, and the Target shall instruct and use its reasonable best efforts to cause its directors, officers, agents and representatives (including, without limitation, any investment banker, financial advisor, attorney or accountant retained by it) not to take any such action. If the Target receives any offer or proposal, written or otherwise, that constitutes, or may reasonably be expected to lead to, any Competing Transaction, the Target promptly shall inform the Buyer of such offer or proposal and the material terms thereof.

    (ii) Nothing contained in this Agreement shall prohibit the Target, subject to authorization by its Board of Directors, from (A) furnishing information to, or entering into discussions or negotiations with, any person or entity that, after the date hereof, makes a bona fide proposal to enter into a Competing Transaction, that on or after the date hereof has not been initiated, solicited or encouraged by the Target, (B) recommending to its stockholders or endorsing any, or entering into any definitive agreement with respect to any, such Competing Transaction, or (C) issue a communication to its stockholders of the type contemplated by Rule 14d-9(e) or 14e-2 under the Securities Exchange Act or otherwise communicate the Board of Directors' position with respect to such proposal to enter into a Competing Transaction to the Target's stockholders, if, with respect to
  (A), (B) or (C) above, (I) the Board of Directors of the Target determines in good faith that such Competing Transaction is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the Competing Transaction, and would, if consummated, be more favorable to the Company's stockholders than the transactions contemplated by this Agreement, (II) the Board of Directors of the Target reasonably believes that the proposal is made in good faith, and (III) the Target provides prior notice to the Buyer.

    (iii) For purposes of this Agreement, "Competing Transaction" shall mean any of the following (other than the transactions contemplated under this Agreement) involving the Target: (A) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction; (B) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of substantially all of the assets of the Target and its Subsidiaries, taken as a whole, in a single transaction or series of transactions; (C) any tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of the Target or the filing of a registration statement under the Securities Act in connection therewith; (D) any person having acquired beneficial ownership or the right to acquire beneficial ownership

                                     A-2-12
  of, or any "group" (as such term is defined under Section 13(d) of the Securities Exchange Act and the rules and regulations promulgated thereunder) having been formed that beneficially owns or has the right to acquire beneficial ownership of 50% or more of the then-outstanding shares of capital stock of the Target; or (E) any public announcement of a proposal, plan or intention to do any of the foregoing on any agreement to engage in any of the foregoing.

  (n) Post-Closing Covenants. After the Closing Date:

    (i) Buyer will use its reasonable best efforts to register, to the extent it has not already done so, the Buyer Shares issuable upon exercise of the Buyer Warrants and Buyer Options, and maintain a current prospectus with respect to such Buyer Shares until the expiration of such Buyer Warrants and Buyer Options, as the case may be;

    (ii) as soon as reasonably practicable, Buyer will use its reasonable best efforts to file with the Securities and Exchange Commission or otherwise publicly report an income statement and any other required financial statements covering at least thirty (30) days of post-Merger combined operations of Buyer and Target, subject to the business judgment of the Buyer Board of Directors to delay the filing of such financial results if such delay is in the best interests of Buyer's shareholders; provided that Buyer shall file such financial results as part of the Form 10-Q for the period ended September 30, 1998 and shall not commence a firm commitment underwriting of Buyer Shares until such combined financial results have been filed; and

    (iii) Michael D. Matte shall immediately enter into an employment agreement in substantially the form attached hereto as Exhibit L.

  6. Conditions to Obligation to Close.

  (a) Conditions to Obligation of the Buyer. The obligation of the Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

    (i) this Agreement and the Merger shall have received the Requisite Target Stockholder Approval and comply with the 90% test set forth in Accounting Pronouncements Board Opinion No. 16, Business Combinations, and the interpretations and pronouncements promulgated thereunder;

    (ii) the Target and its Subsidiaries shall have procured all of the third party consents specified in Section 5(b) above;

    (iii) all Subsidiaries of the Target shall have been merged with and into Target;

    (iv) the representations and warranties set forth in Section 3 above shall be true and correct in all material respects at and as of the Closing Date;

    (v) the Target shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

    (vi) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would
  (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (C) affect adversely the right of the Surviving Corporation to own the former assets, to operate the former businesses, and to control the former Subsidiaries of the Target, or (D) affect adversely the right of any of the former Subsidiaries of the Target to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

                                     A-2-13

    (vii) the Buyer shall have received the resignations, effective as of the Closing, of each director and officer of the Target and its Subsidiaries other than those whom the Buyer shall have specified in writing at least four business days prior to the Closing;

    (viii) the employment agreement by and between the Target and William E. Berry shall have been terminated;

    (ix) the Target shall have delivered to the Buyer a certificate signed by William E. Berry and Michael D. Matte to the effect that each of the conditions specified above in Section 6(a)(i)-(viii) is satisfied in all respects;

    (x) the Registration Statement shall have become effective under the Securities Act;

    (xi) the Buyer Shares that will be issued in the Merger shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance;

    (xii) the Buyer shall have received from Broad and Cassel an opinion in substantially the form set forth in Exhibit G attached hereto, addressed to the Buyer, and dated the Closing Date;

    (xiii) the Buyer shall have received from Price Waterhouse LLP an unqualified opinion to the effect that the Merger will constitute a tax-free reorganization pursuant to Code Section 368(a)(1)(A) in substantially the form set forth in Exhibit H attached hereto, addressed to the Target and the Buyer, and dated the Closing Date;

    (xiv) the Buyer shall have received from Price Waterhouse LLP a "pooling of interests" letter in form and substance reasonably acceptable to Buyer, addressed to the Buyer (but providing for reliance thereon by the Target), and dated the Closing Date.

    (xv) the Target shall have received from Price Waterhouse LLP a "pooling of interests" letter in form and substance reasonably acceptable to Buyer, addressed to the Target (but providing for reliance thereon by the Buyer), and dated the Closing Date.

    (xvi) Each of the Target Comfort Letter and Buyer Comfort Letter shall have been brought down as of the Closing Date and shall be reasonably satisfactory to the Buyer in form and substance.

    (xvii) The Escrow Agreement shall have been canceled or terminated or the rights of all holders thereunder shall have been waived or otherwise extinguished.

    (xviii) all actions to be taken by the Target in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Buyer.

  The Buyer may waive any condition specified in this Section 6(a) if it executes a writing so stating at or prior to the Closing.

  (b) Conditions to Obligation of the Target. The obligation of the Target to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

    (i) the Registration Statement shall have become effective under the Securities Act;

    (ii) the Buyer Shares that will be issued in the Merger shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance;

    (iii) the representations and warranties set forth in Section 4 above shall be true and correct in all material respects at and as of the Closing Date;

    (iv) the Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

    (v) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an

                                     A-2-14
  unfavorable injunction, judgment, order, decree, ruling, or charge would
  (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (C) affect adversely the right of the Surviving Corporation to own the former assets, to operate the former businesses, and to control the former Subsidiaries of the Target, or (D) affect adversely the right of any of the former Subsidiaries of the Target to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

    (vi) the Buyer shall have delivered to the Target a certificate to the effect that each of the conditions specified above in Section 6(b)(i)-(v) is satisfied in all respects;

    (vii) this Agreement and the Merger shall have received the Requisite Target Stockholder Approval;

    (viii) the Target shall have received from Van Valkenberg Furber Law Group P.L.L.C. an opinion in substantially the form set forth in Exhibit H attached hereto, addressed to the Target, and dated the Closing Date;

    (ix) the Target shall have received from Price Waterhouse LLP an unqualified opinion to the effect that the Merger will constitute a tax-free reorganization pursuant to Code Section 368(a)(1)(A) in substantially the form set forth in Exhibit G attached hereto, addressed to the Target and the Buyer, and dated the Closing Date;

    (x) the Target Stockholders who will beneficially own 1% or more of the Buyer Shares at the Effective Time shall have been granted registration rights with respect to such Buyer Shares in accordance with the Agreement to be Bound by Registration Rights Agreement attached hereto as Exhibit J;

    (xi) the Buyer shall have entered into an employment agreement, subject to Closing, with William E. Berry in substantially the form attached hereto as Exhibit K;

    (xii) each of Target Comfort Letter and Buyer Comfort Letter shall have been brought down as of the Closing Date and shall be reasonably satisfactory to the Target in form and substance;

    (xiii) all actions to be taken by the Buyer in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Target.

  The Target may waive any condition specified in this Section 6(b) if it executes a writing so stating at or prior to the Closing.

  7. Termination.

  (a) Termination of Agreement. Either of the Parties may terminate this Agreement with the prior authorization of its board of directors (whether before or after stockholder approval) as provided below:

    (i) the Parties may terminate this Agreement by mutual written consent at any time prior to the Effective Time;

    (ii) the Buyer may terminate this Agreement by giving written notice to the Target at any time prior to the Effective Time (A) in the event the Target has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, the Buyer has notified the Target of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach or (B) if the Closing shall not have occurred on or before August 31, 1998, by reason of the failure of any condition precedent under Section 6(a) hereof (unless the failure results primarily from the Buyer breaching any representation, warranty, or covenant contained in this Agreement);

    (iii) the Target may terminate this Agreement by giving written notice to the Buyer at any time prior to the Effective Time (A) in the event the Buyer has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, the Target has notified the Buyer of the

                                     A-2-15
  breach, and the breach has continued without cure for a period of 30 days after the notice of breach or (B) if the Closing shall not have occurred on or before August 31, 1998, by reason of the failure of any condition precedent under Section 6(b) hereof (unless the failure results primarily from the Target breaching any representation, warranty, or covenant contained in this Agreement);

    (iv) the Target may terminate this Agreement by giving written notice to the Buyer at any time after the Special Target Meeting in the event this Agreement and the Merger fail to receive the Requisite Target Stockholder Approval;

    (v) any Party may terminate this Agreement by giving written notice to the other Party at any time prior to the Effective Time in the event the Fairness Opinion is withdrawn;

    (vi) the Target may withdraw or modify its approval or recommendation of this Agreement and terminate this Agreement if the Board of Directors of the Target determines in good faith that a Competing Transaction (as defined by Section 5(m)) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the Competing Transaction, and would, if consummated, be more favorable to the Company's stockholders than the transactions contemplated by this Agreement; provided, however, that the right of termination by the Target contemplated by this Section 7(a)(vi) may only be exercised if the Target shall have complied with all of the provisions of Section 5(m); or

    (vii) by either Party, if (a) there shall be a final nonappealable order of a federal or state court restraining or prohibiting the consummation of the Merger, or (b) there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any governmental authority, that would make the consummation of the Merger illegal.

  (b) Effect of Termination. If any Party terminates this Agreement pursuant to
Section 7(a) above, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach); provided, however, that the confidentiality provisions contained in Section 5(g) above shall survive any such termination. Notwithstanding the foregoing, if the Target terminates this Agreement in accordance with Section 7(a)(vi), the Target shall pay to the Buyer a termination fee in the amount of One Million Dollars ($1,000,000).

  8. Miscellaneous.

  (a) Survival. None of the representations, warranties, and covenants of the Parties (other than the provisions in Section 2 above concerning issuance of the Buyer Shares, the provisions in Section 5(i) above concerning insurance and indemnification and the provisions in Section 5(n) concerning Post-Closing Covenants) will survive the Effective Time.

  (b) Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Party and its counsel at least one day prior to making the disclosure).

  (c) No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns; provided, however, that (i) the provisions in
Section 2 above concerning issuance of the Buyer Shares are intended for the benefit of the Target Stockholders, (ii) the provisions in Section 5(i) above concerning indemnification are intended for the benefit of the individuals specified therein and their respective legal representatives and (iii) the provisions in Section 5(n) above concerning certain post-closing covenants for the benefit of Buyer Shares, Buyer Warrants and Buyer Options.

                                     A-2-16

  (d) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

  (e) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

  (f) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

  (g) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

  (h) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  IF TO THE TARGET:

   William E. Berry                               Telephone: (561) 478-0022
   InTime Systems International, Inc.             Facsimile: (561) 689-4759
   1601 Forum Place
   West Palm Beach, FL 33401

  COPY TO:

   Michael D. Harris                              Telephone: (561) 844-3600
   Suite 400                                      Facsimile: (561) 845-0108
   712 U.S. Highway One
   West Palm Beach, FL 33401

  IF TO THE BUYER:

   Norbert W. Sugayan, Jr.                        Telephone: (425) 372-2747
   ARIS Corporation                               Facsimile: (425) 372-2798
   2229--112th Avenue NE
   Bellevue, WA 98004

  COPY TO:

   Bradley B. Furber                              Telephone: (206) 464-0460
   Van Valkenberg Furber Law Group P.L.L.C.       Facsimile: (206) 464-2857
   Suite 1200
   1325 Fourth Avenue
   Seattle, WA 98104

  Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

                                     A-2-17

  (i) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

  (j) Amendments and Waivers. The Parties may mutually amend any provision of this Agreement at any time prior to the Effective Time with the prior authorization of their respective boards of directors; provided, however, that any amendment effected subsequent to stockholder approval will be subject to the restrictions contained in the Delaware General Corporation Law. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by both of the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

  (k) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

  (l) Expenses. Each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

  (m) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word "including" shall mean including without limitation.

  (n) Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

                     THIS SECTION INTENTIONALLY LEFT BLANK

                                     A-2-18

  IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          ARIS CORPORATION


                                          By:        /s/ Paul Y. Song
                                             ---------------------------------
                                                  Paul Y. Song, President

                                          INTIME SYSTEMS INTERNATIONAL, INC.


                                          By:      /s/ William E. Berry
                                             ---------------------------------
                                                William E. Berry, President


For purposes of Section 5(n)(iii) (certain Post-Closing Covenants) only:

        /s/ Michael D. Matte
-------------------------------------
   Michael D. Matte, individually

                                     A-2-19

                                                                     APPENDIX B

May 28, 1998

Board of Directors
InTime Systems International, Inc.
1601 Forum Place
Fifth Floor
West Palm Beach, FL 33401

Members of the Board:

  You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding common stock, .01 par value, (the "Common Stock"), of InTime Systems International, Inc. ("InTime") of the consideration to be received in connection with the proposed merger (the "Merger") of ARIS Corporation ("ARIS") with InTime pursuant and subject to the Agreement and Plan of Merger between InTime and ARIS as amended by Amendment No. 1 thereto (the "Agreement"). The consideration to be exchanged by ARIS for all the outstanding Common Stock of InTime will be approximately 699,310 shares of ARIS common stock based upon a price of $34.56 per share, determined by the average closing price of the ARIS common stock as reported by NASDAQ for the 10 trading days previous to the date of the Agreement. The conversion ratio ("Conversion Ratio") is 0.266, as subject to adjustment as set forth in the Agreement. Under the Agreement, all of the InTime warrants and stock options outstanding on the closing date will be converted into warrants and stock options to purchase a number of shares of ARIS common stock based on the Conversion Ratio and otherwise or substantial equivalent terms.

  In connection with our review of the proposed Merger and the preparation of our opinion herein, we have, among other things:

1. reviewed the financial terms and conditions as stated in the Agreement dated April 26, 1998, and in the May 28, 1998, Amendment No. 1 to the Agreement;

2. reviewed the audited 10-KSB financial statements of InTime as of and for the years ended December 31, 1997 and 1996;

3. reviewed the InTime Quarterly Reports filed on Form 10-QSB for the quarters ended March 31, 1998, September 30, 1997 and June 30, 1997;

4. reviewed the audited 10-K financial statements of ARIS as of and for the years ended December 31, 1997 and 1996;

5. reviewed the ARIS Quarterly Reports filed on Form 10-Q for the quarters ended March 31, 1998, September 30, 1997 and June 30, 1997 and certain publicly available filings with the Securities and Exchange Commission and certain other relevant financial and operating data;

6. reviewed other InTime financial and operating information requested from and/or provided by InTime;

7.  reviewed certain other publicly available information on InTime; and

8. discussed with members of the senior management of InTime certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

  At the request of InTime, Raymond James solicited third party indications of interest in acquiring all or substantially all of the stock or assets of InTime.

  We have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by InTime, ARIS or any other party and have not attempted to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of InTime. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of or review. We have assumed that the transaction will be accounted for as a pooling of interests.

  Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of May 28, 1998 and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

  We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Merger. Our opinion does not imply any conclusion as to the likely trading range for the ARIS Common Stock following consummation of the Merger, which may vary depending on numerous factors that generally include the price of securities. Our opinion is limited to the fairness, from a financial point of view, of the terms of the Merger. We express no opinion with respect to any other reasons, legal, business or otherwise, that may support the decision of the Board of Directors to approve, or InTime's decision to consummate, the Merger.

  In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant.

  For purposes of rendering our opinion, we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have also assumed that all governmental, regulatory or other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would be materially adverse to the interests of InTime or ARIS.

  Raymond James & Associates, Inc. ("Raymond James") is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been engaged to render financial advisory services to InTime in connection with the proposed Merger and will receive a fee for such services, which fee is contingent upon consummation of the Merger. In addition InTime has agreed to indemnify us against certain liabilities arising out of our engagement.

  In the ordinary course of our business, Raymond James may trade in the securities of InTime for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

  It is understood that our advisory services and the opinion expressed herein were prepared for the use of the Board of Directors of InTime in evaluating the proposed Merger and do not constitute a recommendation to any shareholder of InTime regarding how said shareholder should vote on the proposed Merger, nor is this letter intended to confer rights or remedies upon ARIS or the shareholders of the Company or of ARIS. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld. We have consented to the inclusion of this letter in its entirety as an Appendix to the proxy statement or registration statement of ARIS or InTime relating to the proposed Merger.

  Based upon and subject to the foregoing, it is our opinion that, as of May 28, 1998, the consideration to be received by the shareholders of InTime pursuant to the Agreement is fair, from a financial point of view, to the holders of the Common Stock of InTime.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

                                                                     APPENDIX C

                  SECTION 262 OF THE GENERAL CORPORATION LAW
                           OF THE STATE OF DELAWARE

                               APPRAISAL RIGHTS

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation: and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more share, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Section 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a and b of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall by borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 299, L. '96, eff. 2-1-'96 and Ch. 349, L. '96, eff. 7-1-'96.)

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

              ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the Securities Act). Article 9 of the registrant's Amended and Restated Bylaws provides for indemnification of the registrant's directors, officers, employees and agents to the fullest extent permitted by law.

  Section 23B.08.320 of the Washington Business Corporation Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article VI of the registrant's Amended and Restated Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

             ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  2.1+ --Agreement and Plan of Merger dated as of April 26, 1998, by and between ARIS Corporation ("ARIS") and InTime Systems International,
         Inc. ("InTime").
  2.2  --Amendment No. 1 to Agreement and Plan of Merger dated as of May 27,
         1998 by and between ARIS and InTime.
  3.1* --Amended and Restated Articles of Incorporation of ARIS.
  3.2* --Amended and Restated Bylaws of ARIS.
  4.1* --Articles IV and V of the Amended and Restated Articles of ARIS (filed as Exhibit 3.1).
  4.2* --Articles II, IV, VI, VII, IX, X and XI of the Amended and Restated
         Bylaws of ARIS (filed as Exhibit 3.2).
  4.3+ --Form of ARIS Warrant.
  5.1 --Opinion of Van Valkenberg Furber Law Group, P.L.L.C. as to legality of securities to be issued.
  8.1 --Opinion of Price Waterhouse as to certain federal income tax consequences.
 11.1+ --Statement re computation of per share earnings.
 21.1+ --List of the Company's Subsidiaries.
 23.1  --Consent of Van Valkenberg Furber Law Group P.L.L.C. (included in
         Exhibit 5.1).
 23.2 --Consent of Price Waterhouse LLP, independent certified public accountants for ARIS.
 23.3 --Consent of Price Waterhouse LLP, independent certified public accountants for InTime.
 23.4  --Consent of Moores Rowland Chartered Accountants.
 23.5 --Consent of Raymond James & Associates, Inc. (included in its fairness opinion attached as Appendix C to the Proxy Statement/Prospectus).
 24.1+ --Power of Attorney (included in the signature page to this Registration
         Statement).
 27.1+ --Financial Data Schedule.
 99.1  --InTime Letter to Stockholders
 99.2  --InTime Notice of Special Meeting of Stockholders
 99.3  --Form of proxy card to be mailed to stockholders of InTime
 99.4  --Form of Irrevocable Proxy granted by William E. Berry and John E.
         Steiner.

--------
(+) Previously filed.
(*) Filed as an exhibit to the Form S-1 Registration Statement (No. 333-
    25409), as amended through the date hereof and incorporated herein by reference.

                            ITEM 22. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (5) That every prospectus: (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (6) To respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  (7) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

  Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF BELLEVUE, STATE OF WASHINGTON, ON MAY 28, 1998.

                                          ARIS CORPORATION

                                                     /s/ Paul Y. Song
                                          By___________________________________
                                                       PAUL Y. SONG
                                               President and Chief Executive
                                                          Officer

  In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                              TITLE                     DATE
              ---------                              -----                     ----

           /s/ Paul Y. Song            Chairman, President and Chief       May 28, 1998
______________________________________  Executive Officer (Principle
             PAUL Y. SONG               Executive Officer)

        /s/ Thomas W. Averill          Vice President, Finance and Chief   May 28, 1998
______________________________________  Financial Officer (Principle
          THOMAS W. AVERILL             Financial and Accounting Officer)

                  *                    Senior Vice President of North      May 28, 1998
______________________________________  America and Director
           KENDALL W. KUNZ

                  *                    Director                            May 28, 1998
______________________________________
           BRUCE R. KENNEDY

                  *                    Director                            May 28, 1998
______________________________________
         KENNETH A. WILLIAMS

        /s/ Paul Y. Song
*By _____________________________
    PAUL Y. SONG, ATTORNEY-IN-FACT

                                ARIS CORPORATION

                 FINANCIAL STATEMENT SCHEDULE II--VALUATION AND
                  QUALIFYING ACCOUNTS AND RESERVES--HISTORICAL

                                     BALANCE AT  CHARGE TO            BALANCE AT
                                    BEGINNING OF COSTS AND              END OF
                                       PERIOD    EXPENSES  DEDUCTIONS   PERIOD
                                    ------------ --------- ---------- ----------
YEAR ENDED DECEMBER 31, 1995
 Allowance for doubtful accounts...   $106,200   $233,423   $(60,623)  $279,000
YEAR ENDED DECEMBER 31, 1996
 Allowance for doubtful accounts...   $279,000   $ 53,553   $(29,553)  $303,000
YEAR ENDED DECEMBER 31, 1997
 Allowance for doubtful accounts...   $303,000   $397,000   $(49,000)  $651,000

                                 EXHIBIT INDEX

  2.1+ --Agreement and Plan of Merger dated as of April 26, 1998, by and between ARIS Corporation ("ARIS") and InTime Systems International,
         Inc. ("InTime").
  2.2  --Amendment No. 1 to Agreement and Plan of Merger dated as of May 27,
         1998 by and between ARIS and InTime.
  3.1* --Amended and Restated Articles of Incorporation of ARIS.
  3.2* --Amended and Restated Bylaws of ARIS.
  4.1* --Articles IV and V of the Amended and Restated Articles of ARIS (filed as Exhibit 3.1).
  4.2* --Articles II, IV, VI, VII, IX, X and XI of the Amended and Restated
         Bylaws of ARIS (filed as Exhibit 3.2).
  4.3+ --Form of ARIS Warrant
  5.1 --Opinion of Van Valkenberg Furber Law Group, P.L.L.C. as to legality of securities to be issued.
  8.1 --Opinion of Price Waterhouse as to certain federal income tax consequences.
 11.1+ --Statement re computation of per share earnings
 21.1+ --List of the Company's Subsidiaries.
 23.1  --Consent of Van Valkenberg Furber Law Group P.L.L.C. (included in
         Exhibit 5.1).
 23.2 --Consent of Price Waterhouse LLP, independent certified public accountants for ARIS.
 23.3 --Consent of Price Waterhouse LLP, independent certified public accountants for InTime.
 23.4  --Consent of Moores Rowland Chartered Accountants.
 23.5 --Consent of Raymond James & Associates, Inc. (included in its fairness opinion attached as Appendix C to the Proxy Statement/Prospectus).
 24.1+ --Power of Attorney (included in the signature page to this Registration
         Statement)
 27.1+ --Financial Data Schedule
 99.1  --InTime Letter to Stockholders
 99.2  --InTime Notice of Special Meeting of Stockholders
 99.3  --Form of proxy card to be mailed to stockholders of InTime
 99.4  --Form of Irrevocable Proxy granted by William E. Berry and John E.
         Steiner.

--------
(+) Previously filed.
(*) Filed as an exhibit to the Form S-1 Registration Statement (No. 333-25409), as amended through the date hereof and incorporated herein by reference.